Form 10KSB40, Exhibit 13
period 1998-12-31
WESTERN RESERVE BANCORP INC
filed 1999-03-31
CIK 1051473

                                                                    Exhibit 13.1



                      [WESTERN RESERVE BANCORP, INC. LOGO]

                                  ANNUAL REPORT
                                TO SHAREHOLDERS

                                December 31, 1998

                          WESTERN RESERVE BANCORP, INC.
                                  Medina, Ohio

                                  ANNUAL REPORT
                                December 31, 1998











                                    CONTENTS






LETTER TO SHAREHOLDERS .......................................................................................    1

REPORT OF INDEPENDENT AUDITORS................................................................................    2

CONSOLIDATED FINANCIAL STATEMENTS

         CONSOLIDATED BALANCE SHEETS..........................................................................    3

         CONSOLIDATED STATEMENTS OF INCOME....................................................................    4

         CONSOLIDATED STATEMENTS OF CHANGES IN
           SHAREHOLDERS' EQUITY...............................................................................    5

         CONSOLIDATED STATEMENTS OF CASH FLOWS................................................................    6

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS...........................................................    7

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA................................................................   23

MANAGEMENT'S DISCUSSION AND ANALYSIS..........................................................................   24

Dear Fellow Shareholders:

As a shareholder, you are aware that Western Reserve bank opened in early November of 1998. Even though it was an abbreviated year for the bank, it was anything but dull.

During 1998, your Board initiated the sale of Western Reserve Bancorp stock and we were very successful. On July 1, 1998, we closed the offering with over $6.4 million of owners' investments and 418 owners. Naturally, the ownership is heavily concentrated in Medina County and surrounding areas.

Our new bank was the beneficiary of two mergers affecting three major competitors in our primary marketplace. These mergers resulted in service disruptions and fee increases for those banks' customers. Western Reserve Bank's advertising, community reputation and network of shareholders and friends directed many new customers to us. In many cases, the way these people were treated by our staff resulted in even more referrals. We have been informed that the stark contrast between the service levels of our bank and our competition has become a subject of conversation within the community.

We are pleased with the initial growth of our bank. By year-end 1998, we had 573 new depository accounts and 32 loans on our books. Commercial loans were anticipated to be a driving force behind much of the bank's asset growth and there has, in fact, been sufficient activity in this area. However, the complexity of these larger transactions results in longer periods from initial discussions to eventual funding. Much of our effort in these start-up months will result in loan growth in the first quarter of 1999.

We must report one unfortunate subsequent event. We have reluctantly accepted George Klein's resignation from the Board of Directors. George's business is demanding ever more of his time and requiring him to travel much more frequently. We will miss George's advice and counsel and will proceed carefully in replacing him on the board.

We are encouraged by Western Reserve Bank's strong start and see a continuation of this exciting trend in 1999. We appreciate the spectacular support that you, our owners, have given to the bank. Your role has been and will be essential to the continued success of our joint venture.

Sincerely,


P.M. Jones                                      Edward J. McKeon
Chairman of the Board                           President/CEO



                                                                              1.

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Western Reserve Bancorp, Inc.
Medina, Ohio


We have audited the accompanying consolidated statements of financial condition of Western Reserve Bancorp Inc. (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 1998 and for the period from February 27, 1997 (date of inception) to December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1997, and results of its operations and cash flows for the year ended December 31, 1998 and for the period from February 27, 1997 (date of inception) to December 31, 1997 in conformity with generally accepted accounting principles.




                                                   Crowe, Chizek and Company LLP

Cleveland, Ohio
February 19, 1999




                                                                              2.

                          WESTERN RESERVE BANCORP, INC.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1998 and 1997



                                                                                     1998                 1997
                                                                                     ----                 ----
ASSETS
Cash and due from banks                                                      $         447,553    $
Interest-bearing deposits in other banks                                             7,019,380               29,258
Federal funds sold                                                                   2,925,000
                                                                             -----------------    -----------------
     Cash and cash equivalents                                                      10,391,933               29,258
Loans                                                                                  865,097
Allowance for loan losses                                                              (11,700)
                                                                             -----------------    -----------------
     Loans, net                                                                        853,397
Federal Reserve Bank stock                                                             174,050
Premises and equipment, net                                                            816,992               16,244
Accrued interest receivable and other assets                                            27,645               64,232
                                                                             -----------------    -----------------

         Total assets                                                        $      12,264,017    $         109,734
                                                                             =================    =================

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
     Non-interest bearing                                                    $         760,359
     Interest bearing                                                                5,231,190
                                                                             -----------------
         Total deposits                                                              5,991,549
Checks paid in excess of cash balance                                                             $           5,305
Accrued interest payable and other liabilities                                         580,590                   98
                                                                             -----------------    -----------------
         Total liabilities                                                           6,572,139                5,403


SHAREHOLDERS' EQUITY
Common stock, without par value, $1 stated value 750,000 shares authorized,
     320,267 and 8,000 shares issued and outstanding at December 31, 1998 and
     December 31, 1997, respectively                                                   320,267                8,000
Additional paid-in capital                                                           6,048,232              152,000
Retained deficit                                                                      (676,621)             (55,669)
                                                                             -----------------    -----------------
         Total shareholders' equity                                                  5,691,878              104,331
                                                                             -----------------    -----------------

              Total liabilities and shareholders' equity                     $      12,264,017    $         109,734
                                                                             =================    =================


          See accompanying notes to consolidated financial statements.

                                                                              3.

                          WESTERN RESERVE BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                    For the year ended December 31, 1998 and
             the period from February 27, 1997 to December 31, 1997

                                                                                       1998               1997
                                                                                       ----               ----
INTEREST INCOME
     Loans                                                                       $         6,386    $
     Investment securities                                                                 1,566
     Federal funds sold and other
         short-term funds                                                                190,942    $         1,114
                                                                                 ---------------    ---------------
     Total interest income                                                               198,894              1,114

INTEREST EXPENSE ON DEPOSITS                                                              18,215
                                                                                 ---------------    ---------------
         Net interest income                                                             180,679              1,114
Provision for loan losses                                                                 11,700
         Net interest income after                                               ---------------    ---------------
           provision for loan losses                                                     168,979              1,114
OTHER  INCOME
     Service charges on deposit accounts                                                     310
     Other                                                                                   989
                                                                                 ---------------    ---------------
         Total other income                                                                1,299                  -

OTHER EXPENSES
     Salaries and benefits                                                               409,342             41,804
     Premises and equipment                                                               60,919              8,326
     Professional fees                                                                    37,251                545
     Supplies, printing and postage                                                       36,646                859
     Other expenses                                                                       89,224              5,249
                                                                                 ---------------    ---------------
         Total noninterest expense                                                       633,382             56,783

NET LOSS BEFORE CUMULATIVE EFFECT
     OF CHANGE IN ACCOUNTING PRINCIPLE                                                  (463,104)           (55,669)
Cumulative effect of change in
     accounting principle                                                               (157,848)
                                                                                 ---------------    ---------------
NET LOSS                                                                         $      (620,952)   $       (55,669)
                                                                                 ===============    ===============

Basic and diluted loss per share
     before cumulative effect of
     change in accounting principle                                              $         (2.67)   $       (17.46)
Cumulative effect of change in
     accounting principle                                                                  (0.91)
                                                                                 ---------------    --------------
Basic and diluted loss per share                                                 $         (3.58)   $       (17.46)
                                                                                 ===============    ==============


          See accompanying notes to consolidated financial statements.


                                                                              4.

                          WESTERN RESERVE BANCORP, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                    For the year ended December 31, 1998 and
             the period from February 27, 1997 to December 31, 1997





                                                         Additional                         Total
                                          Common           Paid-In        Retained      Shareholders'
                                           Stock           Capital         Deficit         Equity
                                           -----           -------         -------         ------

Balance, February 27, 1997            $           -   $           -    $           -    $        -

Proceeds from issuance of
       common stock                           8,000         152,000                        160,000

Net loss                                                                     (55,669)      (55,669)
                                      -------------   -------------    -------------    -----------


Balance, December 31, 1997                    8,000         152,000          (55,669)      104,331

Proceeds from issuance of
       common stock net of
       stock offering costs                 312,267       5,896,232                      6,208,499

Net loss                                                                    (620,952)     (620,952)
                                      -------------   -------------    -------------    ----------

Balance, December 31, 1998            $     320,267   $   6,048,232    $    (676,621)   $5,691,878
                                      =============   =============    ==============   ==========

          See accompanying notes to consolidated financial statements.




                                                                              5.

                          WESTERN RESERVE BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    For the year ended December 31, 1998 and
             the period from February 27, 1997 to December 31, 1997

                                                                                       1998               1997
                                                                                       ----               ----
CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                                                   $      (620,952)   $        (55,669)
     Adjustments to reconcile net loss to net cash from
       operating activities
         Depreciation                                                                     9,980                 520
         Provision for loan losses                                                       11,700
         Net change in interest receivable                                               (6,569)
         Net change in interest payable                                                     676
         Net change in other assets                                                      43,156             (64,232)
         Net change in other liabilities                                                574,511               5,403
                                                                                ---------------    ----------------
         Net cash from operating activities                                              12,502            (113,978)


CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of Federal Reserve Bank stock                                            (174,050)
     Net change in loans                                                               (865,097)
     Purchase of premises and equipment                                                (810,728)            (16,764)
                                                                                ---------------    ----------------
         Net cash from investing activities                                          (1,849,875)            (16,764)

CASH FLOWS FROM FINANCING ACTIVITIES
     Net increase in deposits                                                         5,991,549
     Proceeds from issuance of common stock                                           6,208,499             160,000
                                                                                ---------------    ----------------
         Net cash from financing activities                                          12,200,048             160,000
                                                                                ---------------    ----------------

Increase in cash and cash equivalents                                                10,362,675              29,258
Cash and cash equivalents at beginning of period                                         29,258                   -
                                                                                ---------------    ----------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                      $    10,391,933    $         29,258
                                                                                ===============    ================
Supplemental disclosures of cash flow information
     Cash paid during the year for
         Interest                                                               $        17,539    $              -
         Taxes                                                                                -                   -

          See accompanying notes to consolidated financial statements.


                                                                              6.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include accounts of Western Reserve Bancorp, Inc. (the Company) and its wholly-owned subsidiary, Western Reserve Bank (the Bank). All significant intercompany accounts and transactions have been eliminated.

NATURE OF OPERATIONS: Western Reserve Bancorp, Inc. is a one-bank holding company. Its subsidiary, Western Reserve Bank, is a state-chartered commercial bank with a single location in Medina, Ohio, engaged in the single industry of commercial banking. It offers a full range of traditional banking services to consumers and businesses located primarily in Medina County, Ohio. Services offered include commercial, real estate, home equity, consumer and credit card loans, as well as deposit products such as checking accounts, savings and money market accounts, certificates of deposit and individual retirement arrangements. The Bank commenced operations on November 6, 1998.

USES OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS: In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions, based on available information, which can affect the amounts reported in the financial statements and related disclosures. Future results could differ from current estimates. Areas that involve the significant use of estimates include the allowance for loan losses, the fair values of financial instruments, the realization of deferred tax assets, the fair value of stock options and the status of contingencies.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents include cash, noninterest bearing deposits with banks, interest bearing deposits with other banks and federal funds sold. The Company reports cash flows from loans and deposits on a net basis, as permitted.

SECURITIES: The Bank is a member of the Federal Reserve Bank. As such, it is required to own stock of the Federal Reserve. The Company's balance sheet reflects the Bank's investment of $174,050 in the equity securities of the Federal Reserve Bank.

CONCENTRATIONS OF CREDIT RISK: Western Reserve Bank grants loans primarily to customers in Medina and contiguous counties. At December 31, 1998, the composition of the loan portfolio is approximately 32% commercial loans secured by real estate, 24% other commercial loans, 14% home equity loans and 30% consumer and credit card loans. At December 31, 1998, approximately 27% of the Bank's total loan portfolio was unsecured.

LOANS HELD FOR SALE: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value and are included in real estate mortgage loans.


                                  (Continued)

                                                                              7.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

LOANS RECEIVABLE: Loans are reported at principal balance outstanding, net of deferred loan fees and costs and an allowance for loan losses. Interest income on loans is recognized over the loan term based on principal balances outstanding. In the event management would deem the full repayment of a loan to be in doubt, typically if payments were past due 90 days, interest income would not be recorded. Payments received on such loans would be reported as principal reductions.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable credit losses established through a provision for loan losses charged to expense. Management estimates the allowance for loan losses deemed appropriate based on past experience, known or inherent risks in the portfolio, information about specific borrowers' situations, economic conditions and other factors. A loan which would be deemed uncollectible would be charged-off and deducted from the allowance; recoveries on loans previously charged-off would be added to the allowance. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's opinion, should be charged-off.

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that all principal and interest amounts will not be collected according to the original terms of the loan.

PREMISES AND EQUIPMENT: Fixed assets are reported at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from five to twenty years. Maintenance and repairs are charged to expense as incurred.

INCOME TAXES: The Company records income taxes using the liability method. This method provides that deferred tax assets and liabilities, which are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, are computed using current tax rates and recorded on the balance sheet. Due to net operating losses for each of the years since its inception in 1997 through December 31, 1998, a valuation allowance equal to the net deferred tax asset was recorded at December 31, 1998 and 1997, respectively. Therefore, no deferred tax asset or income tax benefit has been recognized by the Company to date.


                                  (Continued)

                                                                              8.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

START-UP ACTIVITIES: At December 31, 1998, the Company elected to adopt Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5 requires start-up activities, including organizational costs, to be expensed as incurred. As a result, the Company recorded an expense of $157,848 for the year ended December 31, 1998 to write-off the remaining unamortized organizational costs. The company disclosed the adoption of SOP 98-5 as the cumulative effect of a change in accounting principle in the 1998 statement of operations.

LOSS PER COMMON SHARE: Basic and diluted loss per share are computed under the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." Basic loss per share is based on net loss divided by the weighted average number of shares outstanding during the period. Diluted loss per share shows the dilutive effect of additional common shares issuable under stock options. The weighted average shares outstanding in 1998 and 1997 were 173,303 and 3,188, respectively.

DIVIDEND RESTRICTIONS: See Note 10 for a discussion of banking regulations which restrict dividends.

FAIR VALUES OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as discussed in Note 9. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, particularly in the absence of broad markets for particular types of instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

STOCK OPTION PLAN: Expense for employee compensation under stock option plans is based on Accounting Principles Board (APB) Opinion 25, with expense reported only if options are granted below market price at grant date. If applicable, disclosures of net income and earning or loss per common share are provided as if the fair value method of SFAS No. 123 were used for stock-based compensation.



                                  (Continued)

                                                                              9.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

NOTE 2 - ORGANIZATION

Western Reserve Bancorp, Inc. was incorporated under the laws of the State of Ohio on February 27, 1997. During 1997 and a significant portion of 1998, the Company's activities were limited to the organization of Western Reserve Bank (the Bank), as well as preparation for and completion of a common stock offering (the Offering). The Company sold 320,267 shares of common stock at a price of $20 per share resulting in proceeds, net of offering costs, of approximately $6,368,000. A substantial portion of the proceeds of the Offering were used by the Company to provide the initial capitalization of the Bank which occurred in November 1998, at which time the Bank began operations.


NOTE 3 - LOANS RECEIVABLE, NET

Loans at December 31, 1998, were as follows:

                                             1998
                                             ----
Commercial                                $ 481,609
Home equity                                 122,311
Consumer installment                        260,852
Credit card and other                           325
                                          ---------
                                          $ 865,097
                                          =========


Activity in the allowance for loan losses was as follows:

                                              1998
                                              ----
Beginning balance                           $    --
Loans charged off                                --
Recoveries of previous
  charge-offs                                    --
Provision for loan losses                    11,700
                                            -------
Ending balance                              $11,700
                                            =======

At December 31, 1998, there were no past-due, nonaccrual or impaired loans.

                                  (Continued)


                                                                             10.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

NOTE 4 - PREMISES AND EQUIPMENT, NET

At December 31, premises and equipment consisted of the following:

                                              1998                 1997
                                              ----                 ----
Leasehold improvements                     $500,399             $     0
Furniture and equipment                     327,093              16,764
                                           --------             -------
   Total cost                               827,492              16,764
Accumulated depreciation                    (10,500)               (520)
                                           --------             -------
Total, net of depreciation                 $816,992             $16,244
                                           ========             =======

The Company's and Bank's facility is leased under an operating lease from a member of the Board of Directors. The lease term is for ten years, with two five-year renewal options. Total rent expense for this facility was $17,411 in 1998. At December 31, 1998, the total estimated future minimum rental payments under the lease are as follows:

                              1999       $  105,120
                              2000          109,062
                              2001          113,385
                              2002          118,970
                              2003          122,005
                        Thereafter          649,313
                                         ----------
                                         $1,217,855
                                         ==========

Prior to the Bank's opening, the Company leased temporary office space on a month-to-month basis from a member of the Board of Directors. Total rent expense for that space was $17,033 and $5,209 in 1998 and 1997, respectively.

Additionally, the Company leases an automobile for the President and Chief Executive Officer from a company affiliated with a member of the Board of Directors. The lease is a 36-month closed-end lease that expires in September 2000. The aggregate annual lease payment is $5,488. Future minimum lease payments are $5,488 in 1999 and $4,116 in 2000.


                                 (Continued)
                                                                             11.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

NOTE 5 - DEPOSITS

At year-end, total interest-bearing deposits are as follows:

                                                1998
                                                ----
Interest-bearing demand                     $  485,887
Savings                                      3,140,793
Money market                                 1,257,548
Time under $100,000                            246,567
Time $100,000 and over                         100,395
                                            ----------
Total                                       $5,231,190
                                            ==========

Scheduled maturities of time deposits are as follows:

                                                 1998
                                                 ----
Three months or less                          $ 14,693
Three through six months                        58,519
Six through twelve months                      263,878
Over twelve months                               9,872
                                              --------
                                              $346,962

Deposits of $100,000 or greater totaled $2,169,280 at December 31, 1998.


NOTE 6 - OTHER EXPENSE

Year-end other expense amounts were as follows:

                                                  1998              1997
                                                  ----              ----
Data processing                           $      4,607       $      235
Insurance                                        9,200              365
Marketing and advertising                       19,904
Public relations
  and contributions                             20,498
Telephone                                        7,744              790
Travel and entertainment                        22,317            3,739
Other                                            4,954              120
                                          ------------       ----------
Total                                     $     89,224       $    5,249
                                          ============       ==========

                                  (Continued)

                                                                             12.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

NOTE 7 - INCOME TAXES

There was no income tax expense for the year ended December 31, 1998 or for the period from February 27, 1997 to December 31, 1997 as the Company has experienced a tax net operating loss since its inception.

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all period presented to loss before income taxes as a result of the following for the periods ended December 31:

                                             1998                 1997
                                             ----                 ----
Income tax benefit at
   statutory rate                         $(211,124)          $ (18,927)
Effect of deferred tax
   valuation allowance                      208,350              18,927
Other, net                                    2,774                  --
                                          ---------           ---------
Total income tax expense                  $      --           $      --
                                          =========           =========

The components of the net deferred tax asset (liability) recorded in the consolidated balance sheets as of December 31 are as follows:

                                1998         1997
                                ----         ----
Deferred tax assets:
   Net operating loss
     carryforward            $  25,417     $    --
   Organizational costs
     capitalized               172,849        18,927
   Donation carryforward           668          --
   Accrual to cash
     adjustment                 31,621          --
                             ---------     ---------
                               230,555        18,927

Deferred tax liabilities:
   Bad debt deduction           (3,278)         --
                             ---------     ---------
                                (3,278)         --
Valuation allowance           (227,277)      (18,927)
                             ---------     ---------

Net deferred tax asset       $    --       $    --
                             =========     =========

A valuation allowance has been recorded to reduce the net deferred tax assets to $0 as the Company has not yet paid any income taxes which would be refundable if these timing differences reversed.

                                  (Continued)


                                                                             13.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

NOTE 7 - INCOME TAXES (Continued)

At December 31, 1998, the Company had operating loss carryforwards of approximately $73,000 which can be used to offset future taxable income. The carryforwards are due to expire, for tax purposes, in 2018 and 2019.


NOTE 8 - COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some commitments are expected to expire without being used, total commitments do not necessarily represent future cash requirements. Exposure to credit loss if the other party does not perform is represented by the contractual amount for commitments to extend credit. The same credit policies are used for commitments and conditional obligations as are used for loans.

A summary of contractual amounts of financial instruments with off-balance-sheet risk at December 31 follows:

                                           1998
                                           ----
Commitments to extend
  credit (net of
  participated amounts)                  $2,151,000
Unused credit card, home
  equity and overdraft
  lines of credit                           265,884
Unused commercial lines
  of credit                                  50,000

Included in cash and cash equivalents at year-end 1998 was approximately $59,694 required to be on deposit with the Independent State Bank of Ohio related to the Bank's credit card program.

Under an employment agreement with an executive officer, in the event the officer is terminated without cause, the Company has an obligation to pay the officer's salary through the date of termination, plus eighteen months salary as severance, which totals approximately $187,500 at December 31, 1998.


                                  (Continued)

                                                                             14.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


NOTE 9 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments at year-end are as follows:

                                                         1998                               1997
                                                         ----                               ----
                                               Carrying         Estimated            Carrying         Estimated
                                                Amount          Fair Value            Amount          Fair Value
                                                ------          ----------            ------          ----------
Cash and cash equivalents                     $10,391,933       $10,391,933           $29,258          $29,258
Loans, net of allowance                           853,397           853,397
Accrued interest receivable                         6,569             6,569

Demand and savings deposits                    (5,644,587)       (5,644,587)
Time deposits                                    (346,962)         (346,962)
Accrued interest payable                             (676)             (676)

For purposes of these disclosures of estimated fair values, the following assumptions were used. Estimated fair value for cash and cash equivalents, accrued interest receivable and accrued interest payable is considered to approximate cost due to their short-term nature. Carrying value is considered to approximate fair value for variable rate loans and deposit liabilities subject to immediate withdrawal. Fair values of fixed rate loans and time deposits are approximated by a discounted cash flow analysis using estimated market interest rates as of December 31, 1998. Fair values of unrecorded commitments are December 31, 1998, are not material.

These estimates are based on management's judgment of the most appropriate factors. However, there is no assurance that, had the Company liquidated these items, the estimated fair values would have been realized. Estimated fair values should not be assumed to apply at subsequent dates. Other assets and liabilities of the Company, such as fixed assets or the value of its core deposits, customer goodwill or workforce, may have value but are not included in the above disclosures.


                                  (Continued)

                                                                             15.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


NOTE 10 - REGULATORY MATTERS

The payment of dividends by the Bank to the Company is subject to restrictions by its regulatory agencies. These restrictions generally limit dividends to current and prior two years retained earnings, as defined. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described below. Furthermore, as part of the Bank's approval by the regulatory agencies, it is prohibited from paying dividends to the Company for a period of three years after inception without prior written non-objection by the Federal Reserve Bank. Therefore, the Bank does not expect to pay dividends to the Company prior to 2001.

The Bank is subject to regulatory capital requirement administered by state and federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated using regulatory accounting practices.

The prompt corrective action regulations provide five classifications, including well-capitalized, adequately-capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition.


At year-end 1998, the Bank's capital levels were as follows:


                                                                                          Minimum Required to
                                                                                          be Well Capitalized
                                                                  Minimum Required for       Under Prompt
                                                                    Capital Adequacy       Corrective Action
($ thousands)                                     Actual                 Purposes              Regulation
                                            Amount      Ratio       Amount      Ratio      Amount      Ratio
                                            ------      -----       ------      -----      ------      -----
Total capital to risk-weighted             $  5,634     150.0%       $  300       8.0%       $  375     10.0%
  assets
Tier 1 capital to risk-weighted
  assets                                      5,622     150.0%          150       4.0%          225      6.0%
Tier 1 capital to average assets              5,622      60.8%          150       4.0%          187      5.0%

At year-end 1998, the Bank was categorized as well-capitalized.


                                  (Continued)


                                                                             16.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


NOTE 11 - PARENT COMPANY

Condensed financial statements of Western Reserve Bancorp, Inc. (parent company only) are as follows:

CONDENSED BALANCE SHEETS
December 31, 1998 and 1997

                                           1998           1997
                                           ----           ----
ASSETS
Cash and cash equivalents               $  147,646    $   29,258
Investment in bank subsidiary            5,621,972
Other assets                                    --        80,476
                                        ----------    ----------
   Total assets                         $5,769,618    $  109,734
                                        ==========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities                             $   77,740    $    5,403
Shareholders' equity                     5,691,878       104,331
                                        ----------    ----------
   Total Liabilities and
     Shareholder's Equity               $5,769,618    $  109,734
                                        ==========    ==========


                                  (Continued)


                                                                             17.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


NOTE 11 - PARENT COMPANY (Continued)

CONDENSED STATEMENTS OF INCOME
Year ended December 31, 1998 and period from February 27, 1997 to December 31, 1997

                                       1998          1997
                                       ----          ----
INCOME
Interest income                     $ 122,454     $   1,114
Other income                              171             0
                                    ---------     ---------
   Total income                       122,625         1,114

EXPENSES
Salaries and benefits                 276,333        41,804
Other expenses                        121,451        14,979
                                    ---------     ---------
   Total expenses                     397,784        56,783
                                    ---------     ---------
Loss before income taxes and
  equity in undistributed
  earnings of subsidiary             (275,159)      (55,669)
Equity in undistributed loss
  of subsidiary                      (187,945)            0
                                    ---------     ---------
Net loss before cumulative
  effect of change in accounting
  principle                          (463,104)      (55,669)
Cumulative effect of change in
  accounting principle               (157,848)            0
                                    ---------     ---------
Net loss                            $(620,952)    $ (55,669)
                                    =========     =========


                                  (Continued)


                                                                             18.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

NOTE 11 - PARENT COMPANY (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
Year ended December 31, 1998 and period from February 27, 1997 to December 31, 1997

                                                           1998            1997
                                                           ----            ----
Cash flows from operating
  activities
     Net loss                                          $  (620,952)    $   (55,669)
     Equity in undistributed
       loss of subsidiary                                  187,945
                                                                                 0
     Other                                                 129,715         (58,309)
                                                       -----------     -----------
        Net cash from operating
          activities                                      (303,292)       (113,978)
Cash flows from investing
  Activities
     Premises and equipment,                              (138,791)        (16,764)
       net
     Investment in subsidiary
       bank                                             (5,648,028)              0
                                                       -----------     -----------
        Net cash from investing
          activities                                    (5,786,819)        (16,764)
Cash flows from financing
  activities
     Proceeds from issuance of
       common stock, net                                 6,208,499         160,000
                                                       -----------     -----------
        Net cash from financing
          activities                                     6,208,499         160,000
                                                       -----------     -----------
Change in cash and cash
  equivalents                                              118,388          29,258
Cash and cash equivalents at
  beginning of year                                         29,258               0
                                                       -----------     -----------
Cash and cash equivalents at
  end of year                                          $   147,646     $    29,258
                                                       ===========     ===========

Noncash transfers to investment in bank subsidiary:
     Premises and equipment                            $   152,621
     Other assets                                            9,268



                                  (Continued)

                                                                             19.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


NOTE 12 - EMPLOYEE BENEFIT PLANS

The Company has a nonqualified stock option plan. Under the plan, options to buy a total of 50,000 shares of the Company's common stock may be granted. Pursuant to an employment contract, the President and Chief Executive Officer was granted options to buy up to 32,062 shares of common stock. The exercise price will be the base price at which the initial public shares were offered ($20) for 70% of the options, and 160%, 180% and 200% of the base price for each remaining 10% increment, respectively. In addition, options to purchase 10,000 shares of common stock were issued to two executive officers at the current market price as of the date of grant during 1998. The maximum option term is ten years, and options vest over three years as follows: 25% one year from the grant date, 50% after two years, and 100% after three years.

A summary of the activity in the plan for 1998 is as follows:


                                                            Weighted
                                                             Average              Range of
                                                            Exercise            Option Price
                                                 Shares       Price               per Share
                                                 ------       -----               ---------
Options outstanding at beginning
   of year                                           0
Granted                                         42,062        $23.66            $20.00-$40.00
Exercised                                            0
Forfeited                                            0
                                                ------
Options outstanding at end of  year             42,062        $23.66            $20.00-$40.00
                                                ======

Remaining shares available for
  grant at year-end                              7,938

Options exercisable at year-end
                                                     0

Weighted-average fair value of
  options granted during the year                $4.37

                                  (Continued)

                                                                             20.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


NOTE 12 - EMPLOYEE BENEFIT PLANS (Continued)

Options outstanding at year-end 1998 were as follows:

                                                     Outstanding                        Exerciseable
                                                     -----------                        ------------
                                                                Weighted
                                                                Average
                                                               Remaining                           Weighted
                                                              Contractual                          Average
                                              Number          Life (years)        Number        Exercise Price
                                              ------          -----------         ------        --------------
     Range of Exercise Prices
     $20.00-$29.99                            32,444              9.8              -0-
     $30.00-$39.99                             6,412              9.8              -0-
     $40.00                                    3,206              9.8              -0-
                                              ------                               ---
     Outstanding at year-end                  42,062              9.8              -0-
                                              ======                               ===

Had compensation cost for stock options been measured using FASB Statement No. 123, net loss and loss per share would have been the pro forma amounts indicated below.

                                                   1998
                                                   ----
Net loss as reported                             $620,952
Pro forma net loss                                666,860

Basic and diluted loss per
   share as reported                             $   3.58
Pro forma basic and diluted
   loss per share                                $   3.85

In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted.

The pro forma effects are computed using option-pricing models, using the following weighted-average assumptions as of grant date.


                                                    1998
                                                    ----
Risk-free interest rate                             4.75%
Expected option life (years)                        8.0
Expected stock price volatility                     0.00%
Dividend yield                                      0.00%


                                  (Continued)

                                                                             21.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


NOTE 13 - BASIC AND DILUTED LOSS PER COMMON SHARE

Loss per common and common equivalent share are based on the combined weighted average number of common shares and common equivalent shares outstanding which include, where appropriate, the assumed exercise or conversion of outstanding stock options. In computing loss per common and common equivalent share, the Company has utilized the treasury stock method.

The computation of loss per common share, weighted average common and common equivalent shares used in the calculation of basic and diluted loss per common share is as follows:

                             1998           1997
                             ----           ----
Basic and Diluted Loss
  per Common Share:
Net loss before
  cumulative effect of
  change in accounting
  principle                $(463,104)    $ (55,669)
Cumulative effect of
  change in accounting
  principle                 (157,848)
                           ---------     ---------
Net loss                   $(620,952)    $ (55,669)
                           =========     =========
Weighted average
  common shares
  outstanding                173,303         3,188
                           =========     =========
Basic Loss per Common
  Share Before
  Cumulative Effect of
  Change in Accounting
   Principle               $   (2.67)    $  (17.46)
Basic Loss per Common
  Share from Cumulative
  Effect of Change in
  Accounting Principle     $   (0.91)       -0.00-
                           ---------     ---------
Basic and Diluted Loss
  per Common Share         $   (3.58)    $  (17.46)
                           =========     =========


Outstanding stock options for 42,062 shares of common stock at December 31, 1998 were not considered in computing diluted loss per common share for 1998 because they were antidilutive.


                                 (Continued)

                                                                             22.

                 COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
 As of December 31, 1998 and 1997, and for the Year ended December 31, 1998 and the Period from February 27, 1997 to December 31, 1997

($000's except per share data)                                 1998           1997
                                                               ----           ----
BALANCE SHEET DATA:
Total assets                                                $  12,264      $     110
Total loans                                                       865
Allowance for loan losses                                          12
Total deposits                                                  5,992
Shareholders' equity                                            5,692            104

INCOME STATEMENT DATA:
Total interest income                                       $     199      $       1
Total interest expenses                                            18
                                                            ---------      ---------
Net interest income                                               181              1
Provision for loan losses                                          12
                                                            ---------      ---------
Net interest income after provision for loan losses               169              1
Noninterest income                                                  1
Noninterest expense                                               633             57
                                                            ---------      ---------
Loss before income taxes and cumulative effect of
     change in accounting principle                              (463)           (56)
Cumulative effect of change in accounting principle              (158)
                                                            ---------      ---------
Loss before income taxes                                         (621)           (56)
Income taxes                                                ---------      ---------
Net loss                                                    $    (621)     $     (56)
                                                            =========      =========

PER SHARE DATA:
Basic and diluted loss per common share before
     cumulative effect of change in accounting principle    $   (2.67)     $  (17.46)
Loss per share from cumulative effect of change in
     accounting principle                                       (0.91)
Basic and diluted loss per common share                         (3.58)        (17.46)
Book value per share at year-end                                17.77          13.04
Cash dividends per share                                          n/a            n/a
Average shares used in net income per share calculations      173,303          3,188

OPERATING RATIOS:
Total net loans to total deposits                               14.44%           n/a
Total shareholders' equity to total assets                      46.41%         95.08%
Average shareholders' equity to average assets                  84.90%         99.20%
Return on average equity                                       (20.70)%       (95.10)%
Return on average assets                                       (15.30)%       (94.35)%
Total interest expense to interest income                        9.16%          0.00%
Allowance for loan losses to total loans                         1.35%           n/a
Average assets                                              $   4,050      $      59
Average shareholders' equity                                    2,994             58




                                                                             23.

                          WESTERN RESERVE BANCORP, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS


INTRODUCTION
------------

In the following section, management presents an analysis of Western Reserve Bancorp, Inc.'s financial condition and results of operations as of and for the year ended December 31, 1998, and the period from February 27, 1997 to December 31, 1997. This discussion is provided to give shareholders a more comprehensive review of the operating results and financial condition than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this report.

Western Reserve Bancorp, Inc. (the Company) was incorporated under the laws of the State of Ohio on February 25, 1997. During 1997 and the first ten months of 1998, the Company's activities were limited to the organization of Western Reserve Bank (the Bank) and preparation for and completion of a common stock offering (the Offering). The Company sold 320,267 shares of common stock at a price of $20.00 per share in the Offering. Net proceeds from the Offering were $6,208,499 in 1998 and $160,000 in 1997. Most of the proceeds of the Offering were used by the Company to provide the initial capitalization of the Bank, which occurred on November 6, 1998, at which time the Bank began operations. Management believes that the Company's financial condition and results of operations are as expected for a newly formed financial institution.


EARNINGS SUMMARY
----------------

Consolidated net loss for the Company for 1998 was $620,952, compared to a net loss of $55,669 in 1997. Results for 1998 include a $157,848 charge due to the Company's adoption of Statement of Accounting Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities," which required the Company to write off its organizational costs, rather than amortize them over 60 months as was previously permitted. Basic and diluted loss per common share in 1998 was $2.67 before the cumulative effect of the change in accounting principle, $0.91 loss per common share due to the effect of the change in accounting principle, for a total of $3.58 loss per common share. This compares with a $17.46 loss per share in 1997. The larger loss per share in 1997 was primarily due to fewer average shares outstanding in 1997 (3,188) as compared to 1998 (173,303). No dividends were paid in 1998 or 1997.


RESULTS OF OPERATIONS--1998 COMPARED TO 1997
--------------------------------------------

Net interest income for 1998 was $180,679, compared with $1,114 in 1997. This was due primarily to the investment of the proceeds from the common stock offering, as well as growth in the Bank's loan portfolio, funded by deposit growth. The average yield on interest-earning assets in 1998 was 5.24%, which included an average rate on federal funds sold and other short-term investments of 5.19% and 8.06% on loans receivable. The average rate of return was

                                  (continued)

                                                                             24.

significantly influenced by the fact that the Company's interest-earning assets consisted of short-term deposits for the majority of the year. The average rate paid on interest-bearing liabilities was 4.30%. The net interest margin was 4.76% in 1998. The net interest margin was influenced by the fact that interest-earning assets were funded by equity for a majority of the year. Management anticipates that the net interest margin in 1999 will decline from 1998 levels when it becomes more reflective of normal banking operations.

At December 31, 1998, total loans receivable was $865,097, compared to $0 at December 31, 1997. Interest-bearing deposits in other banks and federal funds sold amounted to $9,944,380 at year-end 1998, compared to $29,258 at year-end 1997. The increase in assets was funded by growth in deposits, which amounted to $5,991,549 at December 31, 1998, as well as the sale of common stock, which provided $6,208,499 in 1998 and $160,000 in 1997. The mix of total loans receivable at December 31, 1998, was $481,609 or 55.7% in commercial loans, $122,311 or 14.1% in home equity loans, and $261,177 or 30.2% in consumer, credit card and other loans to individuals.

Total deposits at December 31, 1998, amounted to $5,992,000, compared to $0 at the same date in 1997. These funds were invested primarily in interest-bearing deposits in other banks, federal funds sold and loans receivable, as well as cash and balances due from other banks and fixed and other assets. The increase reflects the growth during the first two months of Bank operations. Management anticipates the Bank will experience growth in all deposit accounts during 1999 as the Company continues to attract new customers.

The provision for loan losses charged to operations was based on management's estimation of future losses and on an evaluation of portfolio risk and economic factors. The provision for loan losses and the allowance for loan losses were both $11,700 in 1998. No loans were charged off in 1998. At December 31, 1998, none of the allowance for loan losses was allocated to impaired loan balances, as there were no loans considered impaired.
At December 31, 1998, the allowance was 1.35% of total loans.

Management allocated approximately 59.7% of the allowance to commercial loans; 5.2% to home equity loans, and 33.5% to consumer and credit card loans to individuals at December 31, 1997, leaving 1.6% unallocated. There were no nonperforming loans at December 31, 1998. Management believes the allowance for loan losses at December 31, 1998, is adequate to absorb probable losses in the loan portfolio.

Total noninterest income was $1,299 in 1998. Noninterest income in 1998 resulted primarily from gains on sales of mortgage loans and service charges on deposit accounts.

Total noninterest expense increased $576,599 in 1998 due primarily to the following factors. Salaries and employee benefits increased $367,538 to $409,342 in 1998, from $41,804 in 1997. This increase was due to hiring management and staff of the Bank during mid- and late-1998. Occupancy and equipment costs increased $52,593 to $60,919 in 1998, from $8,326 in 1997. This increase was due to almost a full year's lease on the space used prior to opening the Bank and the cost of the Bank facility for two months since the opening of the Bank's offices in November 1998. Other expenses increased a total of $156,468 due primarily to the following increases: $40,402 increase in marketing, advertising and public relations, $18,578 in travel and

                                  (continued)



                                                                             25.

entertainment, $8,835 in insurance, $4,372 in data processing, and $6,954 in telephone costs. Management anticipates noninterest expense will increase during 1999 since the Bank will be operational for the full year in 1999 and the expenses in 1998 and 1997 were reflective of start-up operations and not normal banking operations.

The income tax benefit from the net operating losses in 1998 and 1997 has not been reflected in the consolidated financial statements. A valuation allowance has been recorded to reduce the deferred tax assets to $0. At such time when management believes that it is more likely than not that the income tax benefit will be used by the Company, the valuation allowance will be reduced and a tax benefit will be realized. The income tax benefit from the losses in 1998 and 1997 can be carried forward for twenty years from the time of the loss before they expire. Accordingly, the Company's net operating loss carryforwards for 1998 and 1997 will expire in 2019 and 2018, respectively, if they were to remain unused at that time.


LIQUIDITY
---------

Liquidity relates primarily to the Company's ability to fund loan demand, meet deposit customers' withdrawal needs and provide for operating expenses. Assets used to satisfy those needs include cash and due from banks, federal funds sold, interest-bearing deposits in other financial institutions and securities available-for-sale. These assets are commonly referred to as liquid assets. Liquid assets were $10,391,933 at December 31, 1998 compared to $29,258 at December 31, 1997. The high degree of liquidity is reflective of the Bank having only been open for two months in 1998. As the Bank grows and deposits are used to fund loans, management anticipates liquidity will decrease. Management believes its current liquidity level is sufficient to meet anticipated future growth, and management monitors its liquidity position on a regular basis.

The Statements of Cash Flows for the periods presented provide an indication of the Company's sources and uses of cash as well as an indication of the Company's ability to maintain an adequate level of liquidity. During 1998 and 1997, the Company experienced net decreases in cash flows from investing activities. In 1998, net cash from investing activities was $(1,849,875), due mainly to growth in loans receivable, as well as the purchases of equipment and leasehold improvements. Net cash flow from financing activities was $12,200,048 in 1998, and $160,000 in 1997. In 1998 the increase was due to growth in total deposits of $5,991,549, and net proceeds from issuance of common stock of $6,208,499. In 1997, issuance of common stock resulted in net cash flow from financing activities of $160,000. As the Bank continues to grow, management anticipates that cash flows will be provided by an increase in deposits and used to fund loan growth, investment purchases and operations until the company reaches break-even profitability.


INTEREST RATE SENSITIVITY/GAP
-----------------------------

At year-end 1998, approximately 92% of the interest-bearing assets on the Company's balance sheet mature in one year or less. The Bank currently has no long-term fixed rate loans with a maturity greater than ten years. Nearly all of the interest-bearing liabilities are variable-rate core deposits. The Bank does not expect to be reliant on long-term fixed rate certificates of

                                  (continued)

                                                                             26.

deposit. The short-term nature of the balance sheet is a result of the increase in deposits upon the Bank's opening and the resulting investment of those deposits in short-term funds. Management's strategy is to keep funds available for anticipated loan demand. As the balance sheet matures, Management will use interest rate modeling techniques to assist in managing the balance sheet to reduce the impact of changes in interest rates on earnings and equity.


CAPITAL RESOURCES
-----------------

Total shareholders' equity was $5,691,878 at December 31, 1998, an increase of $5,587,547 from the $104,331 at December 31, 1997. The increase was a result of net proceeds from the sale of common stock of $6,208,499, offset by a net loss of $620,952 in 1998. Shareholders' equity in 1997 increased to $104,331 due to proceeds of $160,000 from the sale of common stock, offset by the net loss of $55,669 in 1997.

Total risk-based capital is made up of Tier 1 Capital and Tier 2 Capital. Tier 1 capital is total shareholders' equity less any intangible assets. Tier 2 capital is Tier 1 capital plus the allowance for loan losses (includible up to a maximum of 1.25% of risk-weighted assets). Refer to Note 10 in the Company's consolidated financial statements for a complete discussion of risk-based capital. The Bank exceeded the applicable minimum regulatory capital requirements at December 31, 1997.

Restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances, as discussed in Note 10 to the consolidated financial statements. No cash or other dividends were declared or paid during the periods ended December 31, 1998 or 1997.

As of December 31, 1998, management is not aware of any current recommendations by the banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Company's liquidity, capital resources or operations.


IMPACT OF INFLATION AND CHANGING PRICES
---------------------------------------

The majority of assets and liabilities of the Company are monetary in nature and therefore the Company differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation significantly affects noninterest expense, which tends to rise during periods of general inflation. Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates. Management seeks to maintain a fairly balanced position between interest rate sensitive assets and liabilities and to actively manage the balance sheet in order to protect against the effects of wide interest rate fluctuations on net income and shareholders' equity.


                                  (continued)


                                                                             27.

YEAR 2000
---------

The Year 2000 issue is the result of many computer programs being written using two digits rather than four to define an applicable year. A company's hardware, data-driven automated equipment, or computer programs that have date sensitive software, may recognize a date using "00" as the year 1900 rather than the year 2000. This faulty recognition could result in a system failure of miscalculation causing disruptions or operations, including, among other things, a temporary inability to process transactions or engage in normal business activities.

The Company was a start-up in 1998, and acquired all of its systems in the second half of 1998. Thus, there are no old or "legacy" systems that could have extensive Year 2000 problems.

The Company's Year 2000 plan seeks to achieve operating readiness to ensure that its customers are provided uninterrupted services. The Company has formed a Year 2000 Committee of Bank officers and staff. The Committee is conducting a comprehensive review of all of its information technology and non information technology systems to identify potential Year 2000 problems and will complete testing of all hardware and software for compliance by March 31, 1999.

The Company has identified mission-critical applications. An application, system or vendor is considered mission critical if it is vital to the successful continuance of core business activity or is an application that interfaces with a mission-critical system. The Company evaluates its Year 2000 preparedness based on the guidelines issued by the Federal Financial Institutions Examination Council (FFIEC) outline. The following five phases were identified by the FFIEC:
Awareness, Assessment, Renovation, Validation and Implementation. At December 31, 1998, the Awareness phase had been completed. The Company is in various stages of Assessment, Renovation, Validation and Implementation on those applications or systems identified as mission critical. Year 2000 compliance testing for the Company's primary outsourced information systems applications is to be completed by June 30, 1999. Based on this testing, management believes that this system in Year 2000 ready.

The Company could experience higher funding costs if consumers react to publicity about the Year 2000 issue by withdrawing deposits. In addition, the Company could experience increases in problem loans and credit losses if borrowers fail to respond to Year 2000 issues. The Year 2000 Committee is reviewing all commercial loan customers and significant depositors to determine the extent to which their Year 2000 readiness may affect the Company's operations.

The Company is currently developing contingency plans and anticipates completion by June 30, 1999. The Company anticipates that all systems will be Year 2000 compliant by mid-year 1999. On an ongoing basis, the Year 2000 Committee is contacting key suppliers and third parties with which the Company conducts business to determine their Year 2000 readiness. The Committee is reviewing the progress of third party vendors by the Company can make no assurances that the critical third parties with which the Company does business will adequately address their Year 2000 issues. If suppliers and customers are not Year 2000 compliant by January 1, 2000, their noncompliance could materially affect the Company's business and operating results. The Company is in the process of developing contingency plans that focus on reducing any disruption that might be created by third parties with whom the Company does

                                  (continued)


                                                                             28.

business in the event they are not Year 2000 compliant. The Year 2000 Committee will be completing and testing the business resumption plan and the plan is anticipated to be in place and tested by September 30, 1999.

The Company currently anticipates that it will spend approximately $10,000 related to Year 2000 issues. The Year 2000 problem could have a material impact on the operation of the Company if not properly addressed, but management anticipates that the problem will be resolved and thus will not have a significant impact on the Company's delivery of its services or its core operations.

The aforementioned constitutes a Year 2000 Readiness Disclosure for purposes of the Year 2000 Information and Readiness Disclosure Act.


FORWARD LOOKING STATEMENTS
--------------------------

Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to the Company or its management are intended to identify such forward looking statements. The Company's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.


IMPACT OF NEW ACCOUNTING STANDARDS
----------------------------------

Recent pronouncements by the Financial Accounting Standards Board ("FASB") will have an impact on financial statements issued in current or subsequent periods. Set forth below are summaries of such pronouncements. These statements are not expected to have a material effect on the Company's consolidated financial position or results of operations.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 addresses the accounting for derivative instruments and certain derivative instruments embedded in other contracts, and hedging activities. The statement standardizes the accounting for derivative instruments by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. This statement is effective for all fiscal years beginning after June 15, 1999.

In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." SFAS No. 134 will, in 1999, allow mortgage loans that are securitized to be classified as trading, available for sale, or in certain circumstances held to maturity. Currently these must be classified as trading.





                                                                             29.

                             BOARD OF DIRECTORS (1)


P.M. Jones, Chairman            President and Owner
                                Transport Corporation, Inc., TCI Leasing and
                                Leasing Times, Inc.
                                Medina, Ohio

Edward J. McKeon                President and Chief Executive Officer
                                Western Reserve Bancorp, Inc. and
                                Western Reserve Bank
                                Medina, Ohio

Bijay K. Jayaswal, M.D.         President
                                Bijay K. Jayaswal M.D., Inc.
                                Medina, Ohio

Ray E. Laribee                  Attorney and Partner
                                Laribee, Hertrick & Kray
                                Medina, Ohio

C. Richard Lynham               Owner, President and CEO
                                Harbor Castings
                                North Canton, Ohio

R. Hal Nichols                  Chairman and Director
                                Austin Associates, Inc.
                                Toledo, Ohio

Rory H. O'Neil                  Cofounder and Partner
                                Liberty St. Brewing Company
                                Akron, Ohio

Michael R. Rose                 President
                                Washington Properties, Inc.
                                Medina, Ohio

Glenn M. Smith                  President
                                Smith Bros. Inc.
                                Medina, Ohio

Thomas A. Tubbs                 Chief Executive Officer
                                The Tubbs Group
                                Akron, Ohio



(1) All are Directors of Western Reserve Bancorp, Inc. and Western Reserve Bank


                                                                             30.

EXECUTIVE OFFICERS--WESTERN RESERVE BANCORP, INC.

P.M. Jones, Chairman of the Board
Edward J. McKeon, President and Chief Executive Officer
Cynthia A. Mahl, Secretary


EXECUTIVE OFFICERS--WESTERN RESERVE BANK

P.M. Jones, Chairman of the Board
Edward J. McKeon, President and Chief Executive Officer
Brian K. Harr, Senior Vice President-Lending
Cynthia A. Mahl, Senior Vice President, Secretary, Treasurer and Chief Financial Officer


TRANSFER AGENT, REGISTRAR & DIVIDEND AGENT

Western Reserve Bank
4015 Medina Road, Suite 100
P.O. Box 585
Medina, Ohio 44258-0585
(330) 764-3131


ANNUAL REPORT ON FORM 10-KSB

A copy of Western Reserve Bancorp, Inc.'s Annual Report on Form 10-KSB for the year ended December 31, 1998, as filed with the Securities and Exchange Commission, may be obtained without charge by submitting a written request to Cynthia A. Mahl, Chief Financial Officer, Western Reserve Bancorp, Inc., 4015 Medina Road, P.O. Box 585, Medina, Ohio 44258-0585.


ANNUAL MEETING

The Annual Shareholders' Meeting will be held Wednesday, April 28, 1999, at 9:30 a.m. at the Rustic Hills Country and Executive Club, 5399 River Styx Road, Medina, Ohio.



                                                                             31.