Form 10KSB40, Exhibit 13
period 1999-12-31
WESTERN RESERVE BANCORP INC
filed 2000-03-30
CIK 1051473

                              [CROWE CHIZEK LOGO]





                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Western Reserve Bancorp, Inc.
Medina, Ohio


We have audited the accompanying consolidated statements of financial condition of Western Reserve Bancorp Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998, and results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.


                                               /s/ Crowe, Chizek and Company LLP

                                              Crowe, Chizek and Company LLP

Cleveland, Ohio
March 2, 2000


                                                                              2.


                                                    WESTERN RESERVE BANCORP, INC.
                                                     CONSOLIDATED BALANCE SHEETS
                                                     December 31, 1999 and 1998

--------------------------------------------------------------------------------------------------------------------------


                                                                                     1999                 1998
                                                                                     ----                 ----
ASSETS
Cash and due from banks                                                      $       1,263,553    $         447,553
Interest-bearing deposits in other banks                                                 8,063            7,019,380
Federal funds sold                                                                     166,000            2,925,000
                                                                             -----------------    -----------------
     Cash and cash equivalents                                                       1,437,616           10,391,933
Securities available for sale, at fair value                                         5,892,340               --
Loans                                                                               23,371,219              865,097
Allowance for loan losses                                                             (307,000)             (11,700)
                                                                             -----------------    -----------------
     Loans, net                                                                     23,064,219              853,397
Federal Reserve Bank stock                                                             174,050              174,050
Premises and equipment, net                                                            759,355              816,992
Accrued interest receivable and other assets                                           215,272               27,645
                                                                             -----------------    -----------------

         Total assets                                                        $      31,542,852    $      12,264,017
                                                                             =================    =================

LIABILITIES
Deposits
     Noninterest-bearing                                                     $       3,639,186    $         760,359
     Interest-bearing                                                               22,964,282            5,231,190
                                                                             -----------------    -----------------
         Total deposits                                                             26,603,468            5,991,549
Accrued interest payable and other liabilities                                          71,141              580,590
                                                                             -----------------    -----------------
         Total liabilities                                                          26,674,609            6,572,139


SHAREHOLDERS' EQUITY
Common stock, without par value, $1 stated value
     750,000 shares authorized, 320,267 shares issued
     and outstanding at December 31, 1999 and 1998                                     320,267              320,267
Additional paid-in capital                                                           6,048,232            6,048,232
Retained deficit                                                                    (1,394,542)            (676,621)
Accumulated other comprehensive income (loss)                                         (105,714)                 --
                                                                             -----------------    -----------------
         Total shareholders' equity                                                  4,868,243            5,691,878
                                                                             -----------------    -----------------

              Total liabilities and shareholders' equity                     $      31,542,852    $      12,264,017
                                                                             =================    =================


          See accompanying notes to consolidated financial statements.

                                                                              3.


                                                    WESTERN RESERVE BANCORP, INC.
                                                  CONSOLIDATED STATEMENTS OF INCOME
                                           For the years ended December 31, 1999 and 1998

----------------------------------------------------------------------------------------------------------------------------

                                                                                       1999               1998
                                                                                       ----               ----
INTEREST INCOME
     Loans                                                                       $       840,495    $         6,386
     Investment securities                                                               219,547              1,566
     Federal funds sold and other short-term funds                                       443,669            190,942
                                                                                 ---------------    ---------------
     Total interest income                                                             1,503,711            198,894
INTEREST EXPENSE
     Deposits                                                                            669,607             18,215
     Other short-term funds                                                                   48                --
                                                                                 ---------------    --------------
     Total interest expense                                                              669,655             18,215
                                                                                 ---------------    ---------------
         Net interest income                                                             834,056            180,679
PROVISION FOR LOAN LOSSES                                                                295,300             11,700
                                                                                 ---------------    ---------------
         Net interest income after
           provision for loan losses                                                     538,756            168,979
OTHER  INCOME
     Service charges on deposit accounts                                                  22,339                310
     Gains on sales of mortgage loans                                                     19,060                 --
     Other income                                                                         20,538                989
                                                                                 ---------------    ---------------
         Total other income                                                               61,937              1,299
OTHER EXPENSES
     Salaries and benefits                                                               652,177            409,342
     Premises and equipment                                                              245,643             60,919
     Data processing                                                                     111,083              4,607
     Taxes other than income and payroll                                                  84,966                628
     Marketing and advertising                                                            43,233             19,904
     Other expenses                                                                      181,512            137,982
                                                                                 ---------------    ---------------
         Total other expense                                                           1,318,614            633,382
                                                                                 ---------------    ---------------

Loss before cumulative effect
     of change in accounting principle                                                  (717,921)          (463,104)
Cumulative effect of change in
     accounting principle                                                                     --           (157,848)
                                                                                 ---------------    ---------------
NET LOSS                                                                         $      (717,921)   $      (620,952)
                                                                                 ===============    ===============

Basic and diluted loss per share
     before cumulative effect of
     change in accounting principle                                              $         (2.24)   $        (2.67)
Cumulative effect of change in
     accounting principle                                                                     --             (0.91)
                                                                                 ---------------    --------------
Basic and diluted loss per share                                                 $         (2.24)   $        (3.58)
                                                                                 ===============    ==============


          See accompanying notes to consolidated financial statements.


                                                                              4.

                                                    WESTERN RESERVE BANCORP, INC.
                                     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                           For the years ended December 31, 1999 and 1998

-------------------------------------------------------------------------------------------------------------------------



                                                                                         Accumulated
                                                         Additional                         Other              Total
                                          Common           Paid-In        Retained     Comprehensive       Shareholders'
                                           Stock           Capital         Deficit      Income (Loss)         Equity
                                           -----           -------         -------      -------------         ------

Balance, January 1, 1998              $       8,000   $     152,000    $     (55,669)  $           --     $      104,331

Comprehensive income:
   Net loss                                                                 (620,952)                           (620,952)
                                                                                                          --------------
   Total comprehensive income                                                                                   (620,952)
Proceeds from issuance of
     common stock, net of
     stock offering costs                   312,267       5,896,232                                            6,208,499
                                      -------------   -------------    -------------    -------------     --------------

Balance, December 31, 1998                  320,267       6,048,232         (676,621)              --          5,691,878

Comprehensive income:
   Net loss                                                                 (717,921)                           (717,921)
   Change in unrealized loss
     on securities
     available for sale                                                                      (105,714)          (105,714)
                                                                                                          --------------
   Total comprehensive income                                                                                   (823,635)
                                      -------------   -------------    -------------    -------------     --------------

Balance, December 31, 1999            $     320,267   $   6,048,232    $  (1,394,542)  $     (105,714)    $    4,868,243
                                      =============   =============    =============   ==============     ==============

          See accompanying notes to consolidated financial statements.



                                                                              5.


                                                    WESTERN RESERVE BANCORP, INC.
                                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                           For the years ended December 31, 1999 and 1998


-----------------------------------------------------------------------------------------------------------------------------------


                                                                                       1999               1998
                                                                                       ----               ----
CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                                                  $       (717,921)     $     (620,952)
     Adjustments to reconcile net loss to net cash from
       operating activities
         Depreciation                                                                    90,475               9,980
         Provision for loan losses                                                      295,300              11,700
         Net accretion of discounts on securities                                          (242)                  -
         Loans originated for sale                                                   (1,862,850)                  -
         Proceeds from sale of loan originations                                      1,881,910                   -
         Net change in interest receivable                                             (161,662)             (6,569)
         Net change in interest payable                                                   7,587                 676
         Net change in other assets                                                     (25,965)             43,156
         Net change in other liabilities                                               (517,036)            574,511
                                                                                ---------------     ---------------
         Net cash from operating activities                                          (1,010,404)             12,502


CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of available for sale securities                                       (5,997,813)                  -
     Purchase of Federal Reserve Bank stock                                                   -            (174,050)
     Net change in loans                                                            (22,525,181)           (865,097)
     Purchase of premises and equipment                                                 (32,838)           (810,728)
                                                                                ---------------     ---------------
         Net cash from investing activities                                         (28,555,832)         (1,849,875)

CASH FLOWS FROM FINANCING ACTIVITIES
     Net increase in deposits                                                        20,611,919           5,991,549
     Proceeds from issuance of common stock                                                   -           6,208,499
                                                                                ---------------     ---------------
         Net cash from financing activities                                          20,611,919          12,200,048
                                                                                ---------------     ---------------

Change in cash and cash equivalents                                                  (8,954,317)         10,362,675
Cash and cash equivalents at beginning of period                                     10,391,933              29,258
                                                                                ---------------     ---------------
Cash and cash equivalents at end of period                                      $     1,437,616     $    10,391,933
                                                                                ===============     ===============

Supplemental disclosures of cash flow information
     Cash paid during the year for
         Interest                                                               $       662,068     $        17,539
         Taxes                                                                                -                   -



            See accompanying notes to consolidated financial statements.

                                                                             6.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

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

SECURITIES: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity and are carried at fair value with unrealized holding gains and losses reported separately in shareholders' equity. All of the Corporation's securities are classified as available for sale. Interest income includes amortization and accretion of purchased premiums and discounts. Gains or losses on sales are based on net proceeds and amortized cost of the securities sold, using the specific identification method. The Bank is a member of the Federal Reserve Bank. As such, it is required to own stock of the Federal Reserve. The Company's balance sheet reflects the Bank's investment of $174,050 in the equity securities of the Federal Reserve Bank.

CONCENTRATIONS OF CREDIT RISK: Western Reserve Bank grants loans primarily to customers in Medina and contiguous counties. At December 31, 1999, the composition of the loan portfolio is approximately 36.0% commercial loans secured by real estate, 43.0% other commercial loans,


                                   (Continued)

                                                                              7.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

8.9% home equity loans, 6.7% residential mortgage and construction loans and 5.4% consumer and credit card loans. At December 31, 1999, approximately 5.5% of the Bank's total loan portfolio was unsecured.

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

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable incurred credit losses established through a provision for loan losses charged to expense. Management estimates the allowance for loan losses deemed appropriate based on past experience, known or inherent risks in the portfolio, information about specific borrowers' situations, economic conditions and other factors. A loan which would be deemed uncollectible would be charged-off and deducted from the allowance; recoveries on loans previously charged-off would be added to the allowance. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's opinion, should be charged-off.

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




                                   (Continued)


                                                                              8.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES: The Company records income taxes using the liability method. This method provides that deferred tax assets and liabilities, which are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, are computed using current tax rates and recorded on the balance sheet. Due to net operating losses for each of the years since its inception in 1997 through December 31, 1999, a valuation allowance equal to the net deferred tax asset was recorded at December 31, 1999 and 1998, respectively. Therefore, no deferred tax asset or income tax benefit has been recognized by the Company to date.

START-UP ACTIVITIES: At December 31, 1998, the Company elected to adopt Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5 requires start-up activities, including organizational costs, to be expensed as incurred. As a result, the Company recorded an expense of $157,848 for the year ended December 31, 1998 to write-off the remaining unamortized organizational costs. The company disclosed the adoption of SOP 98-5 as the cumulative effect of a change in accounting principle in the 1998 statement of income.

LOSS PER COMMON SHARE: Basic loss per share is based on net loss divided by the weighted average number of shares outstanding during the period. Diluted loss per share shows the dilutive effect of additional common shares issuable under stock options. The basic and diluted weighted average shares outstanding in 1999 and 1998 were 320,267 and 173,303, respectively.

COMPREHENSIVE INCOME: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

DIVIDEND RESTRICTIONS: See Note 12 for a discussion of banking regulations which restrict dividends.

LOSS CONTINGENCIES: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

FAIR VALUES OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as discussed in Note 10. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, particularly in the absence of broad markets for particular types of instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

                                   (Continued)

                                                                              9.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

STOCK OPTION PLAN: Expense for employee compensation under stock option plans is reported only if options are granted below market price at grant date. Disclosures of proforma net income or loss and earnings or loss per common share are provided as if the fair value method of SFAS No. 123 were used for stock-based compensation.

NEW ACCOUNTING PRONOUNCEMENTS: Beginning January 1, 2001, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, change in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair values of the hedged item is not otherwise recorded. This is not expected to have a material effect but the effect will depend on derivative holdings when this standard applies.

RECLASSIFICATIONS: Some items in the prior year financial statements were reclassified to conform to the current presentation.


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



                                   (Continued)

                                                                             10.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 3 - SECURITIES

The amortized cost and estimated fair values of securities available for sale at December 31, 1999 are as follows:

                                                                    Gross             Gross
                                                 Amortized        Unrealized       Unrealized           Fair
                                                   Cost             Gains            Losses            Value
                                                   ----             -----            ------            -----

   U.S. agency securities                       $ 5,998,054      $      --         $  (105,714)    $  5,892,340
                                                ===========      =========         ===========     ============


At December 31, 1999, all securities available for sale were scheduled to mature within one to three years. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

No securities were sold during 1999. At December 31, 1999, securities with an approximate par value of $3,500,000 were pledged to secure public deposits, borrowings and for other purposes as required or permitted by law.



NOTE 4 - LOANS RECEIVABLE, NET

Loans at December 31, 1999, were as follows:

                                                   1999                  1998
                                                   ----                  ----
Commercial                                  $     18,459,745    $        481,609
Home equity                                        2,091,354             122,311
Residential mortgage
   and construction                                1,563,911                  --
Consumer installment                               1,184,246             260,852
Credit card and other                                 71,963                 325
                                            ----------------    ----------------
                                            $     23,371,219    $        865,097
                                            ================    ================

Activity in the allowance for loan losses was as follows:

                                                   1999                  1998
                                                   ----                  ----
Beginning balance                           $         11,700    $             --
Loans charged off                                         --                  --
Recoveries                                                --                  --
Provision for loan losses                            295,300              11,700
                                            ----------------    ----------------
Ending balance                              $        307,000    $         11,700
                                            ================    ================


                                   (Continued)

                                                                             11.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 4 - LOANS RECEIVABLE, NET (Continued)

At December 31, 1999 and 1998, there were no past-due, nonaccrual or impaired loans.

Certain officers, directors and companies with which they are affiliated have borrowed funds from the Bank. A summary of aggregate related party loan activity for 1999 is as follows:

New loans                                   $     1,383,163
Repayments                                           17,510
                                            ---------------
Balance at end of year                      $     1,365,653
                                            ===============


NOTE 5 - PREMISES AND EQUIPMENT, NET

At December 31, premises and equipment consisted of the following:

                                                  1999                 1998
                                                  ----                 ----
Leasehold improvements                      $       500,399    $       500,399
Furniture and equipment                             359,931            327,093
                                            ---------------    ---------------
   Total cost                                       860,330            827,492
Accumulated depreciation                           (100,975)           (10,500)
                                            ---------------    ---------------
Total, net of depreciation                  $       759,355    $       816,992
                                            ===============    ===============

The Company's and Bank's facility is leased under an operating lease from a member of the Board of Directors. The lease term is for ten years, with two five-year renewal options. Total rent expense for this facility was $105,120 in 1999. At December 31, 1999, the total estimated future minimum rental payments under the lease are as follows:

                               2000      $   109,062
                               2001          113,385
                               2002          118,970
                               2003          122,005
                               2004          128,076
                         Thereafter          521,237
                                          ----------
                                          $1,112,735
                                          ==========

Prior to the Bank's opening, the Company leased temporary office space on a month-to-month basis from a member of the Board of Directors. Total rent expense for that space was $17,033 in 1998.



                                   (Continued)

                                                                             12.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 6 - DEPOSITS

At year-end, total interest-bearing deposits are as follows:

                                                   1999                  1998
                                                   ----                  ----
Interest-bearing demand                     $      2,132,099    $        485,887
Savings                                           11,107,154           3,140,793
Money market                                       6,960,429           1,257,548
Time under $100,000                                1,623,193             246,567
Time $100,000 and over                             1,141,407             100,395
                                            ----------------    ----------------
Total                                       $     22,964,282    $      5,231,190
                                            ================    ================

Scheduled maturities of time deposits are as follows:

                                                   1999                  1998
                                                   ----                  ----
Three months or less                        $      1,048,771    $         14,693
Three through six months                             579,789              58,519
Six through twelve months                            352,303             263,878
Over twelve months                                   783,737               9,872
                                            ----------------    ----------------
                                            $      2,764,600    $        346,962
                                            ================    ================

Deposits of $100,000 or greater totaled $10,879,366 and $2,169,280 at December 31, 1999 and 1998, respectively. Related party deposits totaled $1,267,000 at year-end 1999.


NOTE 7 - OTHER EXPENSE

Year-end other expense amounts were as follows:

                                                   1999                  1998
                                                   ----                  ----
Supplies, printing
   and  postage                             $         41,861    $         36,646
Professional fees                                     29,861              37,251
Insurance                                             23,094               9,200
Public relations and
  contributions                                       17,974              20,498
Telephone                                             14,550               7,744
Travel and entertainment                              13,133              22,317
Loan expenses                                         19,353                  --
Other                                                 21,686               4,326
                                            ----------------    ----------------
Total                                       $        181,512    $        137,982
                                            ================    ================



                                   (Continued)

                                                                             13.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 8 - INCOME TAXES

There was no income tax expense for the years ended December 31, 1999 or 1998 as the Company has experienced a tax net operating loss since its inception.

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all period presented to loss before income taxes as a result of the following for the periods ended December 31:

                                                   1999                  1998
                                                   ----                  ----
Income tax benefit at
   statutory rate                           $      (244,093)   $      (211,124)
Effect of deferred tax
   valuation allowance                              279,045            208,350
Other, net                                          (34,952)             2,774
                                            ---------------    ---------------
Total income tax expense                    $            --    $            --
                                            ===============    ===============

The components of the net deferred tax asset (liability) recorded in the consolidated balance sheets as of December 31 are as follows:



                                                  1999                 1998
                                                  ----                 ----
Deferred tax assets:
   Net operating loss
     carryforward                           $       315,633    $        25,417
   Organizational costs
     capitalized                                    137,389            172,849
   Bad debt deduction                                89,425                 --
   Donation carryforward                              1,299                668
   Deferred loan fees                                 5,206                 --
   Accrual to cash adjustment                            --             31,621
   Unrealized loss on securities
     available for sale                              35,943                 --
                                            ---------------    ---------------
                                                    584,895            230,555

Deferred tax liabilities:
   Accrual to cash adjustment                       (60,104)                --
   Depreciation                                     (18,237)                --
   Bad debt deduction                                    --             (3,278)
   Other                                               (232)                --
                                            ---------------    ---------------
                                                    (78,573)            (3,278)
Valuation allowance                                (506,322)          (227,277)
                                            ---------------    ---------------

Net deferred tax asset                      $            --    $            --
                                            ===============    ===============


                                   (Continued)

                                                                             14.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 8 - INCOME TAXES (Continued)

A valuation allowance has been recorded to reduce the net deferred tax assets to $0 as the Company has not yet paid any income taxes which would be refundable if these timing differences reversed.

At December 31, 1999, the Company had operating loss carryforwards of approximately $928,000 which can be used to offset future taxable income. The carryforwards are due to expire, for tax purposes, in 2018 through 2020.


NOTE 9 - COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES


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

A summary of contractual amounts of financial instruments with off-balance-sheet risk at December 31 follows:

                                            1999               1998
                                            ----               ----
Commitments to extend
  credit (net of
  participated amounts)                  $ 2,164,000        $  2,151,000
Unused credit card, home
  equity and overdraft
  lines of credit                          3,272,000             265,884
Unused commercial lines
  of credit                                5,832,000              50,000
Letters of credit                            873,000                  --

Commitments to make loans are generally made for periods of one year or less. At December 31, 1999, $1,017,000 of commitments had fixed rates and $11,124,000 had adjustable rates. The fixed rate loan commitments have interest rates ranging from 6.875% to 9.75% and maturities ranging from four months to one year.

                                   (Continued)

                                                                             15.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 9 - COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES (Continued)


Included in cash and cash equivalents at year-end 1999 was approximately $100,000 required to be on deposit with the Independent State Bank of Ohio related to the Bank's credit card program.

The bank has the ability to borrow under various credit facilities that totaled $4,700,000 at year-end 1999.

Under an employment agreement with an executive officer, in the event the officer is terminated without cause, the Company has an obligation to pay the officer's salary through the date of termination, plus eighteen months salary as severance, which totals approximately $187,500 at December 31, 1999.


NOTE 10 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments at year-end are as follows:

                                                            1999                               1998
                                                            ----                               ----
                                                   Carrying       Estimated          Carrying        Estimated
                                                     Amount       Fair Value           Amount       Fair Value
                                                     ------       ----------           ------       ----------
Cash and cash equivalents                      $  1,437,616     $  1,438,000       $10,391,933      $10,392,000
Securities available for sale                     5,892,340        5,892,000                --               --
Loans, net of allowance                          23,064,219       22,987,000           853,397          853,000
Accrued interest receivable                         168,231          168,000             6,569            7,000

Demand and savings deposits                     (23,838,868)     (23,839,000)       (5,644,587)      (5,645,000)
Time deposits                                    (2,764,600)      (2,749,000)         (346,962)        (347,000)
Accrued interest payable                             (8,263)          (8,000)             (676)          (1,000)

For purposes of these disclosures of estimated fair values, the following assumptions were used. Estimated fair value for cash and cash equivalents, accrued interest receivable and accrued interest payable is considered to approximate cost due to their short-term nature. Carrying value is considered to approximate fair value for variable rate loans and deposit liabilities subject to immediate withdrawal. Fair values of fixed rate loans and time deposits are approximated by a discounted cash flow analysis using current market interest rates. Fair values of unrecorded commitments were not material.

                                   (Continued)

                                                                             16.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 10 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

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


NOTE 11 - STOCK OPTIONS

The Company has a nonqualified stock option plan. Under the plan, options to buy a total of 50,000 shares of the Company's common stock may be granted to directors, officers and employees. The maximum option term is ten years, and options vest over three years as follows: 25% one year from the grant date, 50% after two years, and 100% after three years.

A summary of the activity in the plan for 1999 and 1998 is as follows:

                                                   1999                                            1998
                                    --------------------------------------         ------------------------------------------
                                                 Weighted                                        Weighted
                                                 Average         Range of                         Average         Range of
                                                Exercise       Option Price                      Exercise       Option Price
                                     Shares       Price          per Share           Shares        Price          per Share
                                     ------       -----         ----------           ------        -----         ----------
Options outstanding
  at beginning of year                42,062     $23.66      $20.00-$40.00                0
Granted                                1,200      20.00           $20.00             42,062       $23.66       $20.00-$40.00
Exercised                                  0                                              0
Forfeited                                  0                                              0
                                      ------                                         ------
Options outstanding
  at end of  year                     43,262     $23.56      $20.00-$40.00           42,062       $23.66       $20.00-$40.00
                                      ======                                         ======

Remaining shares
  available for grant
  at year-end                          6,738                                          7,938

Options exercisable
  at year-end                         10,515                                              0

Weighted-average
  fair value of options
  granted during the year              $6.03                                          $4.37



                                   (Continued)

                                                                             17.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 11 - STOCK OPTIONS (Continued)

Options outstanding at year-end 1999 were as follows:

                                                       Outstanding                       Exerciseable
                                                       -----------                       ------------
                                                                 Weighted
                                                                 Average                             Weighted
                                                                Remaining                             Average
                                                               Contractual                            Exercise
                                                    Number     Life (years)            Number          Price
                                                    ------     ------------            ------          -----
     Range of Exercise Prices
     $20.00-$29.99                                   33,644             8.8              8,111         $20.00
     $30.00-$39.99                                    6,412             8.8              1,603          34.00
     $40.00                                           3,206             8.8                801          40.00
                                                     ------                            -------
     Outstanding at year-end                         43,262             8.8             10,515          23.66
                                                     ======                            =======

Had compensation cost for stock options been measured using FASB Statement No. 123, net loss and loss per share would have been the pro forma amounts indicated below.

                                                    1999             1998
                                                    ----             ----
Net loss as reported                              $717,921         $620,952
Pro forma net loss                                 765,638          666,860

Basic and diluted loss per
   share as reported                                $2.24            $3.58
Pro forma basic and diluted
   loss per share                                   $2.39            $3.85

In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted. The pro forma effects are computed using option-pricing models, using the following weighted-average assumptions as of grant date.

                                                     1999           1998
                                                     ----           ----
Risk-free interest rate                              5.80%          4.75%
Expected option life (years)                         5              8
Expected stock price volatility                      6.78%          0.00%
Dividend yield                                       0.00%          0.00%

Pursuant to an employment contract, the President and Chief Executive Officer was granted options to buy up to 32,062 shares of common stock. The exercise price is the base price at which the initial public shares were offered ($20) for 70% of the options, and 160%, 180% and 200% of the base price for each remaining 10% increment, respectively.




                                   (Continued)

                                                                             18.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 12 - REGULATORY MATTERS

The payment of dividends by the Bank to the Company is subject to restrictions by its regulatory agencies. These restrictions generally limit dividends to current and prior two years retained earnings, as defined. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described below. Furthermore, as part of the Bank's approval by the regulatory agencies, it is prohibited from paying dividends to the Company for a period of three years after inception without prior written non-objection by the Federal Reserve Bank. Thus, the Bank does not expect to pay dividends to the Company prior to 2001.

The Bank is subject to regulatory capital requirement administered by state and federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated using regulatory accounting practices. Additionally, under the terms of the Bank's approval order from the State of Ohio, the Bank is required to maintain a minimum ratio of its shareholders' equity to total assets of at least 9% during its first three years of operation. At December 31, 1999, the Bank's ratio of shareholders' equity to total assets was 15.24%

The prompt corrective action regulations provide five classifications, including well-capitalized, adequately-capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition.

At year-end 1999 and 1998, the Bank was categorized as well-capitalized. At year-end 1999 and 1998, the Bank's capital levels were as follows:

                                                                           Minimum                To Be Well
                                                                         Required for            Capitalized
                                                                           Capital               Under Prompt
                                                                          Adequacy            Corrective Action
($ thousands)                                      Actual                 Purposes               Regulation
1999                                          Amount      Ratio      Amount      Ratio       Amount       Ratio
----                                          ------      -----      ------      -----       ------       -----
Total capital to risk-weighted
  assets                                      $ 5,219      18.7%     $ 2,233       8.0%      $ 2,791      10.0%
Tier 1 capital to risk-weighted
  assets                                        4,912      17.6%       1,116       4.0%        1,675       6.0%
Tier 1 capital to average assets                4,912      16.0%       1,228       4.0%        1,535       5.0%
1998
----
Total capital to risk-weighted
  assets                                      $ 5,634     150.0%    $    300       8.0%     $    375      10.0%
Tier 1 capital to risk-weighted
  assets                                        5,622     150.0%         150       4.0%          225       6.0%
Tier 1 capital to average assets                5,622      60.8%         150       4.0%          187       5.0%


                                   (Continued)

                                                                             19.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 13 - PARENT COMPANY

Condensed financial statements of Western Reserve Bancorp, Inc. (parent company only) are as follows:

CONDENSED BALANCE SHEETS
December 31, 1999 and 1998

                                                      1999               1998
                                                      ----               ----
ASSETS
Cash and cash equivalents                        $      62,255    $     147,646
Investment in bank subsidiary                        4,805,988        5,621,972
Other assets                                                --               --
                                                 -------------    -------------
   Total assets                                  $   4,868,243    $   5,769,618
                                                 =============    =============

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities                                      $          --    $      77,740
Shareholders' equity                                 4,868,243        5,691,878
                                                 -------------    -------------
   Total Liabilities and
     Shareholder's Equity                        $   4,868,243    $   5,769,618
                                                 =============    =============


CONDENSED STATEMENTS OF INCOME
Years ended December 31, 1999 and 1998

                                                      1999              1998
                                                      ----              ----

Interest income                                  $          12    $     122,625
Operating expenses                                       7,663          397,784
                                                 -------------    -------------
Loss before income taxes and
  equity in undistributed
  loss of subsidiary                                    (7,651)        (275,159)
Equity in undistributed loss
  of subsidiary                                       (710,270)        (187,945)
                                                 -------------    -------------
Loss before cumulative
  effect of change in accounting
  principle                                           (717,921)        (463,104)
Cumulative effect of change in
  accounting principle                                      --         (157,848)
                                                 -------------    -------------
Net loss                                         $    (717,921)   $    (620,952)
                                                 =============    =============



                                   (Continued)

                                                                             20.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 13 - PARENT COMPANY (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 1999 and 1998

                                                      1999               1998
                                                      ----               ----
Cash flows from operating
  Activities
Net loss                                         $    (717,921)   $    (620,952)
Equity in undistributed
  loss of subsidiary                                   710,270          187,945
Change in other assets
           and liabilities                             (77,740)         129,715
                                                 -------------    -------------
   Net cash from operating
     activities                                        (85,391)        (303,292)
Cash flows from investing
  activities
Premises and equipment,
 net                                                        --         (138,791)
Investment in subsidiary
  bank                                                      --       (5,648,028)
                                                 -------------    -------------
   Net cash from investing
     activities                                             --       (5,786,819)
Cash flows from financing
  activities
Proceeds from issuance of
  common stock, net                                         --        6,208,499
                                                 -------------    -------------
   Net cash from financing
     activities                                             --        6,208,499
                                                 -------------    -------------
Change in cash and cash
  equivalents                                          (85,391)         118,388
Cash and cash equivalents at
  beginning of year                                    147,646           29,258
                                                 -------------    -------------
Cash and cash equivalents at
  end of year                                    $      62,255    $     147,646
                                                 =============    =============

Noncash transfers to investment
 in bank subsidiary:
     Premises and equipment                      $          --    $     152,621
     Other assets                                           --            9,268


                                   (Continued)

                                                                             21.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 14 - BASIC AND DILUTED LOSS PER COMMON SHARE

Basic and diluted loss per common and common equivalent share are based on the combined weighted average number of common shares and common equivalent shares outstanding which include, where appropriate, the assumed exercise or conversion of outstanding stock options. In computing loss per common and common equivalent share, the Company has utilized the treasury stock method.

The computation of loss per common share, weighted average common and common equivalent shares used in the calculation of basic and diluted loss per common share is as follows:

                                                      1999              1998
                                                      ----              ----
Basic and Diluted Loss
  per Common Share:
Loss before
  cumulative effect of
  change in accounting
  principle                                      $    (717,921)   $    (463,104)
Cumulative effect of
  change in accounting
  principle                                                 --         (157,848)
                                                 -------------    -------------
Net loss                                         $    (717,921)   $    (620,952)
                                                 =============    =============
Weighted average
  common shares
  outstanding                                          320,267          173,303
Basic Loss per Common
  Share Before
  Cumulative Effect of
  Change in Accounting
   Principle                                     $       (2.24)    $      (2.67)
Basic Loss per Common
  Share from Cumulative
  Effect of Change in
  Accounting Principle                                   -0.00-    $      (0.91)
                                                 -------------    -------------
Basic and Diluted Loss
  per Common Share                               $       (2.24)    $      (3.58)
                                                 =============     ============


Outstanding stock options for 43,262 and 42,062 shares of common stock were not considered in computing diluted loss per common share for 1999 and 1998, respectively, because they were antidilutive.



                                                                             22.


                                                       COMPARATIVE SUMMARY OF
                                                      SELECTED FINANCIAL DATA
                                               As of December 31, 1999 and 1998, and
                                          for the Years ended December 31, 1999 and 1998

-----------------------------------------------------------------------------------------------------------------------------------



($000's except per share data)                                                            1999             1998
                                                                                          ----             ----

BALANCE SHEET DATA:
Total assets                                                                          $    31,543       $   12,264
Securities available for sale                                                               5,892               --
Total loans                                                                                23,371              865
Allowance for loan losses                                                                     307               12
Total deposits                                                                             26,603            5,992
Shareholders' equity                                                                        4,868            5,692

INCOME STATEMENT DATA:
Total interest income                                                                 $     1,504       $      199
Total interest expenses                                                                       670               18
                                                                                      -----------       ----------
Net interest income                                                                           834              181
Provision for loan losses                                                                     295               12
                                                                                      -----------       ----------
Net interest income after provision for loan losses                                           539              169
Noninterest income                                                                             62                1
Noninterest expense                                                                         1,319              633
                                                                                      -----------       ----------
Loss before income taxes and cumulative effect of
     change in accounting principle                                                          (718)            (463)
Cumulative effect of change in accounting principle                                            --             (158)
                                                                                      -----------       ----------
Net loss                                                                              $      (718)      $     (621)
                                                                                      ============      ==========

PER SHARE DATA:
Basic and diluted (loss) per common share before
     cumulative effect of change in accounting principle                              $     (2.24)      $    (2.67)
(Loss) per share from cumulative effect of change in
     accounting principle                                                                      --            (0.91)
                                                                                       ----------       -----------
Basic and diluted (loss) per common share                                                   (2.24)           (3.58)
Book value per share at year-end                                                            15.20            17.77
Cash dividends per share                                                                      n/a              n/a
Average shares used in net loss per share calculations                                    320,267          173,303

OPERATING RATIOS:
Total net loans to total deposits                                                           86.70%           14.24%
Total shareholders' equity to total assets                                                  15.43%           46.41%
Average shareholders' equity to average assets                                              21.48%           73.93%
Return on average equity                                                                   (13.66)%         (20.70)%
Return on average assets                                                                    (2.93)%         (15.30)%
Dividend payout ratio                                                                          n/a             n/a
Allowance for loan losses to total loans                                                     1.31%            1.35%
Average assets                                                                            $24,473       $    4,050
Average shareholders' equity                                                                5,256            2,994



                                                                             23.

                          WESTERN RESERVE BANCORP, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS


OVERVIEW
--------



In the following section, management presents an analysis of Western Reserve Bancorp, Inc.'s financial condition and results of operations as of and for the years ended December 31, 1999 and 1998. This discussion is provided to give shareholders a more comprehensive review of the operating results and financial condition than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this report.



Western Reserve Bancorp, Inc. (the Company) was incorporated under the laws of the State of Ohio on February 25, 1997. During 1997 and the first ten months of 1998, the Company's activities were limited to the organization of Western Reserve Bank (the Bank) and preparation for and completion of a common stock offering (the Offering). The Company sold 320,267 shares of common stock at a price of $20.00 per share in the Offering. Net proceeds from the Offering were $6,208,499 in 1999 and $160,000 in 1997. Most of the proceeds of the Offering were used by the Company to provide the initial capitalization of the Bank, which occurred on November 6, 1998, at which time the Bank began operations. Management believes that the Company's financial condition and results of operations are as expected for a newly formed financial institution.



RESULTS OF OPERATIONS
---------------------



Consolidated net loss for the Company for 1999 was $717,921, compared to a net loss of $620,952 in 1998. Results for 1998 included a $157,848 charge due to the Company's adoption of Statement of Accounting Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities," which required the Company to write off its organizational costs, rather than amortize them over 60 months as was previously permitted. The increased loss in 1999 compared to 1998 was primarily a result of expenses associated with operating the Bank in 1999, whereas the first ten months on 1998 were devoted to development stage activities. Basic and diluted loss per common share was $2.24 in 1999. In 1998, basic and diluted loss per common share was $2.67 before the cumulative effect of the change in accounting principle and $0.91 loss per common share due to the effect of the change in accounting principle, for a total of $3.58 loss per common share. The larger loss per share in 1998 was primarily due to fewer average shares outstanding in 1998 (173,303) as compared to 1999 (320,267). No dividends were paid in 1999 or 1998.






                                                                             24.

NET INTEREST INCOME
-------------------


Net interest income for 1999 was $834,056, compared with $180,679 in 1998. This was due primarily to growth in the Bank's loan portfolio in 1999, which was funded primarily by deposit growth. In 1998, the Company's interest earning assets consisted of short-term deposits for the majority of the year. The average net interest margin during 1999 was 3.52%, compared to 4.76% in 1998. The higher margin in 1998 was due to the fact that interest-earning assets were funded by equity for a majority of the year. In 1999, the average yield on interest earning assets was 6.47%, compared with 5.24% in 1998. During 1999, loans yielded an average of 8.25%, investments yielded 5.79%, and short-term funds yielded 4.86%. Throughout 1999, the yield on earning assets and net interest margin improved as more assets were shifted from lower-yielding short-term funds to higher-yielding loans. The average rate paid on interest-bearing deposits was 4.17% during 1999, compared with 4.30% in 1998. The decrease was due to a change in the mix of interest-bearing deposits, as average rates paid were comparable in both years. Management expects that the cost of funds will increase in 2000, due to generally rising interest rates and the competition among all financial services firms for customers' deposits.



OTHER INCOME
------------



Total noninterest income was $61,937 in 1999, compared with $1,299 in 1998. Service charges on deposits totaled $22,339 in 1999. Gains on sales of mortgage loans of $19,060 were recorded. Other income includes safe deposit box rent, credit card interchange income, and the sales of checks to depositors. Management expects that other fee income will continue to increase as the bank increases in size.



OTHER EXPENSE
-------------



Total noninterest expense was $1,318,614 in 1999, compared with $633,382 in 1998, an increase of $685,232. Major components of this increase include salaries and employee benefits (which increased $242,835 in 1999 when compared to 1998), the cost of premises and equipment (an increase of $184,724 over the prior year), and data processing (a $106,476 increase). The primary reason for these increases is that the bank was fully operational for all of 1999, while in 1998 the first ten months were spent on pre-opening start-up activities with limited staff and temporary office space. Additionally, the Company paid state franchise taxes of $84,966 in 1999, compared to $628 in 1998. All of these expenses in 1999 are considered by management to be typical for a newly-formed bank, and are expected to remain near current levels in the near future. Management also expects that, as the bank continues to grow, overhead costs as a percentage of both interest income and total assets will continue to decrease.





                                                                             25.

PROVISION AND ALLOWANCE FOR LOAN LOSSES
---------------------------------------



The allowance for loan losses is maintained by management at a level considered adequate to cover probable future losses in the bank's loan portfolio. Management's determination of the appropriate provision for loan losses and the adequacy of the allowance for loan losses is based, in part, on the consideration of historic loss histories of other similar community financial institutions which management believes are representative of the probable expected loss experience of the Bank. Other factors considered by management include the composition of the loan portfolio, current economic conditions, the creditworthiness of the Bank's borrowers and other related factors. The provision for loan losses was $295,300 in 1999, compared with $11,700 in 1998. The increased provision for loan losses is directly related to the rapid loan growth experienced by the Bank. At December 31, 1999, the allowance was 1.31% of total loans. Management allocated approximately 87.3% of the total allowance to commercial loans, 5.4% to residential mortgage and home equity loans and 6.5% to consumer and credit card loans to individuals, leaving approximately 0.8% unallocated. No loans were charged off in 1999 or 1998. At December 31, 1999 and 1998, none of the allowance for loan losses was allocated to impaired loan balances, as there were no loans considered to be impaired. At December 31, 1999, there were no loans more than fifteen days delinquent. Management believes the allowance for loan losses at December 31, 1999, is adequate to absorb probable losses in the loan portfolio.



INCOME TAXES
------------



The income tax benefit from the net operating losses in 1999 and 1998 has not been reflected in the consolidated financial statements. A valuation allowance has been recorded to reduce the deferred tax assets to $0. At such time when management believes that it is more likely than not that the income tax benefit will be used by the Company, the valuation allowance will be reduced and a tax benefit will be realized. The income tax benefit from the losses can be carried forward for twenty years from the time of the loss before they expire. Accordingly, the Company's net operating loss carryforwards will expire in 2018 through 2020, if they were to remain unused at that time.



FINANCIAL CONDITION
-------------------



Total assets at December 31, 1999, were $31,542,852, an increase of $19,278,835, or 157%, when compared to $12,264,017 at December 31, 1998. Deposits increased to $26,603,468 at December 31, 1999, an increase of $20,611,919, or 344%, from
$5,991,549 at the same date in 1998. The increased deposits were used primarily to fund loan growth and to invest in U.S. government agency securities. Loans increased by $22,506,122, to $23,371,219 at year-end 1999, from $865,097 at year-end 1998. Additionally, the Bank purchased approximately $6,000,000 of callable U.S. government agency securities for its available-for-sale portfolio in the second quarter of 1999 to enhance overall yield. The maturities of these securities range from April




                                                                             26.

2001 to October 2003. During 1999, cash and cash equivalents decreased to $1,437,616 from $10,391,933 as interest bearing deposits in banks were shifted to higher yielding securities and loans.



LOANS
-----



Total loans grew $22,506,122 in 1999, to $23,371,219 at December 31, 1999,
compared to $865,097 at December 31, 1998. The net growth in the loan portfolio during 1999 was comprised of $17,978,136 in commercial loans, $1,563,911 in residential mortgage and construction loans, $1,969,043 in home equity loans, $923,394 in consumer installment loans and $71,638 in credit card loans. As expected by management, the bank's loan portfolio is heavily weighted toward commercial loans to small businesses in the bank's market area. During 1999, the bank originated and sold approximately $1,863,000 of fixed rate first mortgage loans, including the related loan servicing. At December 31, 1999, the Bank's loan-to-deposit ratio was 87.8%. Management expects loan demand to remain strong, especially in the commercial loan segment, and anticipates the loan-to-deposit ratio to increase to approximately 90% during the coming year.



DEPOSITS
--------



Total deposits were $26,603,468 at December 31, 1999, compared with $5,991,549 the year before. At year-end 1999, $3,639,186, or 13.7% of the bank's total deposits are in noninterest bearing demand deposit accounts, and $2,132,099, or 8.0% are in interest-bearing demand accounts. Savings accounts total $11,107,154, or 41.8% of the bank's total deposits, and money market accounts are $6,960,429, or 26.2%. Time deposits (certificates of deposit and IRAs) total $2,764,600, or 10.4% of total deposits. This mix of deposits reflects management's strategy to build multiple relationships with each customer, and to minimize the bank's reliance on time deposits. Management expects deposits to continue to grow during 2000 as the bank continues to attract new customers.



LIQUIDITY
---------



Liquidity relates primarily to the Company's ability to fund loan demand, meet deposit customers' withdrawal needs and provide for operating expenses. As summarized in the Statement of Cash Flows, the Company's main source of cash flow is receiving deposits from customers and, to a lesser extent, repayment of loan principal and the interest on loans and investments. The primary uses of cash are lending to the Bank's borrowers and investing in securities and short-term interest-earning assets. Assets available to satisfy those needs include cash and due from banks, federal funds sold, interest-bearing deposits in other banks, and available-for-sale investment securities. These assets are commonly referred to as liquid assets.



                                                                             27.

Liquid assets were $7,329,956 at December 31, 1999, compared to $10,391,933 at December 31, 1998. The decrease in liquid assets is due primarily to loan demand outpacing deposit growth in 1999. Management expects loan demand to remain strong and to continue to exceed deposit growth. If additional liquidity is needed, the bank has several possible funding sources, including purchasing federal funds, Federal Home Loan Bank advances, acquiring brokered deposits, and borrowing under lines of credit. At December 31, 1999, these credit facilities aggregated approximately $4,700,000.



INTEREST RATE SENSITIVITY/GAP
-----------------------------



At year-end 1999, approximately 43.4% of the interest-bearing assets on the Bank's balance sheet mature or reprice in one year or less. The bank currently has one long-term fixed rate loan of $47,841 with a maturity greater than 10 years. Nearly all of the interest-bearing liabilities are variable-rate core deposits. As of December 31, 1999, the Bank has approximately $12,865,000 of assets and $22,181,000 of liabilities that mature or are able to reprice in one year.



CAPITAL RESOURCES
-----------------



Total shareholders' equity at December 31, 1999, was $4,868,243, compared with $5,691,878 at December 31, 1998. The decrease of $823,635 was the result of the net loss of $717,921 in 1999, and an unrealized loss of $105,714 on available for sale securities.



Banking regulators have established minimum capital ratios for banks and bank holding companies. Total risk-based capital is made up of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is total shareholders' equity less any intangible assets. Tier 2 Capital is Tier 1 Capital plus the allowance for loan losses (includible up to a maximum of 1.25% of risk-weighted assets). Refer to Note 12 in the Company's consolidated financial statements for a more complete discussion of risk-based capital. The Bank exceeded the applicable minimum regulatory capital requirements at December 31, 1999 and 1998, and was considered to be well-capitalized under the regulatory guidelines. Additionally, under the terms of the Bank's approval order from the State of Ohio, the Bank is required to maintain a minimum ratio of its shareholders' equity to total assets of at least 9% during its first three years of operation (through late 2001). At December 31, 1999, the Bank's ratio of shareholders' equity to total assets was 15.24%. Based on management's projections of continuing strong growth of the bank, it is anticipated that the Bank will need additional capital in late 2000 to maintain this requirement. One possible source of additional capital for the bank would be from the Company's raising additional capital through a limited stock offering.

Restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances, as discussed in Note
12. No cash or other dividends were declared or paid during the periods ended December 31, 1999 and 1998.




                                                                             28.

As of December 31, 1999, management is not aware of any current recommendations by the banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Company's liquidity, capital resources or operations.



IMPACT OF INFLATION AND CHANGING PRICES
---------------------------------------



The majority of assets and liabilities of the Company are monetary in nature and therefore the Company differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital in order to maintain an appropriate equity to assets ratio. Inflation significantly affects noninterest expense, which tends to rise during periods of general inflation. Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates. Management seeks to maintain a fairly balanced position between interest rate sensitive assets and liabilities and to actively manage the balance sheet in order to protect against the effects of wide interest rate fluctuations on net income and shareholders' equity.



YEAR 2000
---------



Throughout 1999, management devoted significant time and resources to addressing the Year 2000 issue in accordance with guidelines issued by the Federal Financial Institutions Examination Council (FFIEC). The Company spent approximately $6,500 related to Year 2000 issues. Management believes that it has successfully managed the transition to Year 2000, and, to date, has experienced no adverse effects as a result of the century date change.



FORWARD LOOKING STATEMENTS
--------------------------



Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to the Company or its management are intended to identify such forward looking statements. The Company's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, the interest rate environment, competitive conditions in the financial services industry, changes in law, government policies and regulations, and rapidly changing technology affecting financial services.


                                                                             29.