Form 10KSB40, Exhibit 13
period 2000-12-31
WESTERN RESERVE BANCORP INC
filed 2001-04-02
CIK 1051473

                                                                    EXHIBIT 13.1

                                   [PICTURE]

                             [WESTERN RESERVE LOGO]

                                 ANNUAL REPORT

                               DECEMBER 31, 2000

                          WESTERN RESERVE BANCORP, INC.
                                  MEDINA, OHIO

                                  ANNUAL REPORT
                                DECEMBER 31, 2000




                                    CONTENTS


LETTER TO SHAREHOLDERS ...................................................    1

REPORT OF INDEPENDENT AUDITORS............................................    2

CONSOLIDATED FINANCIAL STATEMENTS

         CONSOLIDATED BALANCE SHEETS......................................    3

         CONSOLIDATED STATEMENTS OF INCOME................................    4

         CONSOLIDATED STATEMENTS OF CHANGES IN
           SHAREHOLDERS' EQUITY...........................................    5

         CONSOLIDATED STATEMENTS OF CASH FLOWS............................    6

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.......................    7

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA............................   24

MANAGEMENT'S DISCUSSION AND ANALYSIS......................................   25

                             [WESTERN RESERVE LOGO]


March 9, 2001


Dear Shareholder:

Your bank and the Medina market have changed dramatically since we opened our doors.

We experienced explosive growth in 1999 in our first full year of operation. Last year, we enjoyed strong growth despite the wave of new regional banks that have come to town since we opened.

In fact, word of mouth alone allowed us to grow our deposits more than 11 major regional competitors. That included one big bank that ran five branches and another that ran two branches and a separate drive-in facility.

Although the influx of competitors slowed our growth, the profitability picture was quite a different matter as we exceeded our budgeted profit by 59%. In fact, as we mentioned to you in the past, our original projections did not include any profits for this period so we are quite pleased with this past year's results.

As you know, we offered additional stock for sale in 2000. A total of 67,785 shares out of 87,000 were sold. We were under no pressure to sell the entire issue, and in fact limited the opportunity to buy the stock to our present shareholders and customers. As a result of our two stock offerings, we are now owned by 463 shareholders.

During the year 2000 we expanded our courier service that picks up deposits at businesses. In addition, we successfully opened a new limited hours facility at The Oaks at Medina Retirement Community. We continue to evaluate a number of alternatives in order to expand our presence in this market.

We look forward to 2001 as another year of significant progress. Please let us know if you have any questions or suggestions.

Sincerely,


/s/ Edward J. McKeon                        /s/ P. M. Jones
Edward J. McKeon                            P.M. Jones
President & CEO                             Chairman

--------------------------------------------------------------------------------
        4015 Medina Road     P.O. Box 585    Medina, Ohio 44258-0585
     -------------------------------------------------------------------
          330-764-3131 Telephone                  Fax 330-764-3311


                                                                              1.

                               [CROWE CHIZEK LOGO]


                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Western Reserve Bancorp, Inc.
Medina, Ohio

We have audited the accompanying consolidated balance sheets of Western Reserve Bancorp Inc. as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.


                                         /s/ Crowe, Chizek and Company LLP
                                         Crowe, Chizek and Company LLP

Cleveland, Ohio
March 2, 2001

                                                                              2.

                          WESTERN RESERVE BANCORP, INC.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2000 and 1999


-------------------------------------------------------------------------------------------------------------------

                                                                                     2000                 1999
                                                                                     ----                 ----
ASSETS
Cash and due from banks                                                      $       1,211,128    $       1,263,553
Interest-bearing deposits in other banks                                                    --                8,063
Federal funds sold                                                                   2,169,000              166,000
                                                                             -----------------    -----------------
     Cash and cash equivalents                                                       3,380,128            1,437,616
Securities available for sale                                                        5,978,165            5,892,340
Loans                                                                               38,775,619           23,371,219
Allowance for loan losses                                                             (514,109)            (307,000)
                                                                             -----------------    -----------------
     Loans, net                                                                     38,261,510           23,064,219
Federal Reserve Bank stock                                                             144,200              174,050
Federal Home Loan Bank stock                                                            90,200                   --
Premises and equipment, net                                                            724,023              759,355
Accrued interest receivable and other assets                                           303,185              215,272
                                                                             -----------------    -----------------

         Total assets                                                        $      48,881,411    $      31,542,852
                                                                             =================    =================

LIABILITIES
Deposits
     Noninterest-bearing                                                     $       4,785,477    $       3,639,186
     Interest-bearing                                                               37,138,285           22,964,282
                                                                             -----------------    -----------------
         Total deposits                                                             41,923,762           26,603,468
Short-term borrowings                                                                  199,163                   --
Accrued interest payable and other liabilities                                          68,496               71,141
                                                                             -----------------    -----------------
         Total liabilities                                                          42,191,421           26,674,609

SHAREHOLDERS' EQUITY
Common stock, without par value, $1 stated value 750,000 shares authorized,
     388,052 and 320,267 shares issued and outstanding
     at December 31, 2000 and 1999, respectively                                       388,052              320,267
Additional paid-in capital                                                           7,557,845            6,048,232
Accumulated deficit                                                                 (1,235,320)          (1,394,542)
Accumulated other comprehensive income (loss)                                          (20,587)            (105,714)
                                                                             -----------------    -----------------
         Total shareholders' equity                                                  6,689,990            4,868,243
                                                                             -----------------    -----------------

              Total liabilities and shareholders' equity                     $      48,881,411    $      31,542,852
                                                                             =================    =================

-------------------------------------------------------------------------------------------------------------------



          See accompanying notes to consolidated financial statements.

                                                                              3.

                          WESTERN RESERVE BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                 For the years ended December 31, 2000 and 1999


-------------------------------------------------------------------------------------------------------------------
                                                                                       2000               1999
                                                                                       ----               ----
INTEREST INCOME
     Loans, including fees                                                       $     2,874,944    $       840,495
     Securities                                                                          365,168            219,547
     Federal funds sold and other short-term funds                                       183,936            443,669
                                                                                 ---------------    ---------------
                                                                                       3,424,048          1,503,711
INTEREST EXPENSE
     Deposits                                                                          1,620,917            669,607
     Short-term borrowings                                                                13,674                 48
                                                                                 ---------------    ---------------
                                                                                       1,634,591            669,655
                                                                                 ---------------    ---------------
         Net interest income                                                           1,789,457            834,056
PROVISION FOR LOAN LOSSES                                                                219,800            295,300
                                                                                 ---------------    ---------------
         Net interest income after
           provision for loan losses                                                   1,569,657            538,756

NONINTEREST  INCOME
     Service charges on deposit accounts                                                  52,375             22,339
     Gains on sales of mortgage loans                                                     36,722             19,060
     Other                                                                                37,244             20,538
                                                                                 ---------------    ---------------
                                                                                         126,341             61,937
NONINTEREST EXPENSE
     Salaries and benefits                                                               749,413            652,177
     Premises and equipment                                                              273,602            245,643
     Data processing                                                                     144,756            111,083
     Taxes other than income and payroll                                                  62,528             84,966
     Marketing and advertising                                                            28,604             43,233
     Other                                                                               277,873            181,512
                                                                                 ---------------    ---------------
                                                                                       1,536,776          1,318,614
                                                                                 ---------------    ---------------

NET INCOME (LOSS)                                                                $       159,222    $      (717,921)
                                                                                 ===============    ===============
BASIC INCOME (LOSS) PER SHARE                                                    $          0.48    $         (2.24)
                                                                                 ===============    ===============
DILUTED INCOME (LOSS) PER SHARE                                                  $          0.47    $         (2.24)
                                                                                 ===============    ===============

-------------------------------------------------------------------------------------------------------------------



          See accompanying notes to consolidated financial statements.


                                                                              4.

                          WESTERN RESERVE BANCORP, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 For the years ended December 31, 2000 and 1999


-------------------------------------------------------------------------------------------------------------------

                                                                                       Accumulated
                                                         Additional                         Other           Total
                                          Common           Paid-In     Accumulated    Comprehensive   Shareholders'
                                           Stock           Capital         Deficit      Income (Loss)      Equity
                                           -----           -------         -------      -------------      ------

Balance, January 1, 1999              $     320,267   $   6,048,232    $    (676,621)  $       --    $    5,691,878

Comprehensive income:
   Net loss                                                                 (717,921)                      (717,921)
   Change in unrealized loss
     on securities
     available for sale                                                                  (105,714)         (105,714)
                                                                                                     --------------
   Total comprehensive income                                                                              (823,635)
                                      -------------   -------------    -------------   ----------    --------------

Balance, December 31, 1999                  320,267       6,048,232       (1,394,542)    (105,714)        4,868,243

Comprehensive income:
   Net income                                                                159,222                        159,222
   Change in unrealized loss
     on securities
     available for sale                                                                    85,127            85,127
                                                                                                     --------------
   Total comprehensive income                                                                               244,349
Proceeds from issuance of
     common stock, net of
     stock offering costs                    67,785       1,509,613                                       1,577,398
                                      -------------   -------------    -------------   ----------    --------------


Balance, December 31, 2000            $     388,052   $   7,557,845    $  (1,235,320)  $  (20,587)   $    6,689,990
                                      =============   =============    =============   ==========    ==============

-------------------------------------------------------------------------------------------------------------------



          See accompanying notes to consolidated financial statements.


                                                                              5.

                          WESTERN RESERVE BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 For the years ended December 31, 2000 and 1999


--------------------------------------------------------------------------------------------------------------------

                                                                                       2000               1999
                                                                                       ----               ----
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss)                                                          $       159,222     $      (717,921)
     Adjustments to reconcile net loss to net cash from
       operating activities
         Depreciation                                                                   101,304              90,475
         Provision for loan losses                                                      219,800             295,300
         Net accretion of discounts on securities                                          (697)               (242)
         Loans originated for sale                                                   (4,254,449)         (1,720,850)
         Proceeds from sale of loan originations                                      4,091,171           1,739,910
         Gains on sales of loans                                                        (36,722)            (19,060)
         Net change in interest receivable                                              (76,447)           (161,662)
         Net change in interest payable                                                  40,783               7,587
         Net change in other assets                                                     (11,466)            (25,965)
         Net change in other liabilities                                                (43,429)           (517,036)
                                                                                ---------------     ---------------
         Net cash from operating activities                                             189,070          (1,029,464)


CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of available for sale securities                                               --          (5,997,812)
     Redemption of Federal Reserve Bank stock                                            29,850                  --
     Purchase of Federal Home Loan Bank stock                                           (90,200)                 --
     Net increase in loans                                                          (15,217,091)        (22,506,122)
     Purchases of premises and equipment                                                (65,972)            (32,838)
                                                                                ---------------     ---------------
         Net cash from investing activities                                         (15,343,413)        (28,536,772)

CASH FLOWS FROM FINANCING ACTIVITIES
     Net increase in deposits                                                        15,320,294          20,611,919
     Net change in short-term borrowings                                                199,163                  --
     Proceeds from issuance of common stock                                           1,577,398                  --
                                                                                ---------------     ---------------
         Net cash from financing activities                                          17,096,855          20,611,919
                                                                                ---------------     ---------------

Change in cash and cash equivalents                                                   1,942,512          (8,954,317)
Cash and cash equivalents at beginning of period                                      1,437,616          10,391,933
                                                                                ---------------     ---------------
Cash and cash equivalents at end of period                                      $     3,380,128     $     1,437,616
                                                                                ===============     ===============

Supplemental disclosures of cash flow information
     Cash paid during the year for
         Interest                                                               $     1,593,808     $       662,068
         Taxes                                                                               --                  --

--------------------------------------------------------------------------------------------------------------------



          See accompanying notes to consolidated financial statements.



                                                                              6.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

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

NATURE OF OPERATIONS: Western Reserve Bancorp, Inc. is a one-bank holding company. Its subsidiary, Western Reserve Bank, is a state-chartered commercial bank with one full-service location in Medina, Ohio and one satellite office at The Oaks at Medina Retirement Community, engaged in the single industry of commercial banking. It offers a full range of traditional banking services to consumers and businesses located primarily in Medina County, Ohio. Services offered include commercial, real estate, home equity, consumer and credit card loans, as well as deposit products such as checking accounts, savings and money market accounts, certificates of deposit and individual retirement arrangements. The Bank commenced operations on November 6, 1998.

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

CASH AND CASH EQUIVALENTS: Cash and cash equivalents include cash, noninterest bearing deposits with banks, interest bearing deposits with other banks and federal funds sold. The Company reports cash flows from loans, deposits and short-term borrowings on a net basis, as permitted.

SECURITIES: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity and are carried at fair value with unrealized holding gains and losses reported separately in shareholders' equity. All of the Corporation's securities are classified as available for sale. Interest income includes amortization and accretion of purchased premiums and discounts. Gains or losses on sales are based on net proceeds and amortized cost of the securities sold, using the specific identification method. The Bank is a member of the Federal Reserve Bank and the Federal Home Loan Bank. As such, it is required to own stock of both entities, and the stock is carried at cost.



--------------------------------------------------------------------------------

                                  (Continued)

                                                                              7.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

CONCENTRATIONS OF CREDIT RISK: Western Reserve Bank grants loans primarily to customers in Medina and contiguous counties. At December 31, 2000, the composition of the loan portfolio is approximately 36.7% commercial loans secured by real estate, 41.2% other commercial loans, 8.1% home equity loans, 8.5% residential mortgage and construction loans and 5.5% consumer and credit card loans. At December 31, 2000, approximately 8.2% of the Bank's total loan portfolio was unsecured.

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

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable incurred credit losses established through a provision for loan losses charged to expense. Management estimates the allowance for loan losses deemed appropriate based on past experience, known or inherent risks in the portfolio, information about specific borrowers' situations, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's opinion, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. When a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that all principal and interest amounts will not be collected according to the original terms of the loan.

PREMISES AND EQUIPMENT: Fixed assets are reported at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the

--------------------------------------------------------------------------------


                                                                              8.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

assets, which range from five to twenty years. Maintenance and repairs are charged to expense as incurred.

LONG-TERM ASSETS: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets would be recorded at discounted amounts.

INCOME TAXES: The Company records income taxes using the liability method. This method provides that deferred tax assets and liabilities, which are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, are computed using current tax rates and recorded on the balance sheet. Due to net operating losses for each of the years since its inception in 1997 through December 31, 1999, a valuation allowance equal to the net deferred tax asset was recorded at December 31, 2000 and 1999, respectively. Therefore, no deferred tax asset or income tax benefit has been recognized by the Company to date.

INCOME (LOSS) PER COMMON SHARE: Basic income (loss) per share is based on net income (loss) divided by the weighted average number of shares outstanding during the period. Diluted income (loss) per share shows the dilutive effect of additional common shares issuable under stock options.

COMPREHENSIVE INCOME: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

DIVIDEND RESTRICTIONS: See Note 13 for a discussion of banking regulations which restrict dividends.

LOSS CONTINGENCIES: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

FAIR VALUES OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as discussed in Note 11. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, particularly in the absence of broad markets for particular types of instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

--------------------------------------------------------------------------------

                                                                              9.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

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

NEW ACCOUNTING PRONOUNCEMENTS: Beginning January 1, 2001, a new accounting standard required all derivatives to be recorded at fair value. Unless designated as hedges, change in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair values of the hedged item is not otherwise recorded. Adoption of the standard did not have a material effect since the Company has no derivative holdings.

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

During 2000, the Company sold an additional 67,785 shares of common stock resulting in proceeds, net of offering costs, of approximately $1,577,000.

NOTE 3 - SECURITIES

The amortized cost and estimated fair values of securities available for sale at December 31, 2000 and 1999 are as follows:


--------------------------------------------------------------------------------

                                                                             10.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 3 - SECURITIES (continued)

                                                                  Gross             Gross
                                               Amortized        Unrealized       Unrealized           Fair
                                                 Cost             Gains            Losses            Value
                                                 ----             -----            ------            -----
2000
   U.S. agency securities                       $ 5,998,752  $      --              $  (20,587)    $  5,978,165
                                                ===========  ===============        ==========     ============


1999
   U.S. agency securities                       $ 5,998,054  $      --             $  (105,714)    $  5,892,340
                                                ===========  ===============       ===========     ============


At December 31, 2000 and 1999, all securities available for sale were scheduled to mature within five years. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

No securities were sold during 2000 or 1999. At December 31, 2000, securities with an approximate par value of $3,500,000 were pledged to secure public deposits, borrowings and for other purposes as required or permitted by law.

NOTE 4 - LOANS RECEIVABLE, NET

Loans at December 31, 2000 and 1999, were as follows:

                                                   2000                  1999
                                                   ----                  ----
Commercial                                  $     30,209,223    $     18,459,745
Home equity                                        3,128,341           2,091,354
Residential mortgage
   and construction                                3,087,244           1,563,911
Loans held for sale                                  200,000                  --
Consumer installment                               1,996,033           1,184,246
Credit card and other                                154,778              71,963
                                            ----------------    ----------------
                                            $     38,775,619    $     23,371,219
                                            ================    ================

Activity in the allowance for loan losses was as follows:

                                                   2000                  1999
                                                   ----                  ----
Beginning balance                           $        307,000    $         11,700
Loans charged off                                    (14,745)                 --
Recoveries                                             2,054                  --
Provision for loan losses                            219,800             295,300
                                            ----------------    ----------------
Ending balance                              $        514,109    $        307,000
                                            ================    ================

--------------------------------------------------------------------------------

                                                                             11.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 4 - LOANS RECEIVABLE, NET (continued)

At December 31, 2000 and 1999, there were $204,778 and $-0- loans in nonaccrual status. There were no other loans more than 90 days past due.

Impaired loans were as follows:

                                                   2000                  1999
                                                   ----                  ----
Year-end loans with no allocated
   allowance for loan losses                $             --    $             --
Year-end loans with allocated
   allowance for loan losses                          83,295                  --
                                            ----------------    ----------------
Total                                       $         83,295    $             --
                                            ================    ================

Amount of the allowance for
   loan losses allocated                    $         25,000    $             --
Average of impaired loans
   during the year                                    20,824                  --
Interest income recognized
   during impairment                                      --                  --
Cash-basis interest income
   recognized                                             --                  --

Certain officers, directors and companies with which they are affiliated have borrowed funds from the Bank. A summary of aggregate related party loan activity for 2000 is as follows:

Balance at beginning of year                $      1,365,653
New loans                                            147,326
Repayments                                           (61,435)
                                            ----------------
Balance at end of year                      $      1,451,544
                                            ================


NOTE 5 - PREMISES AND EQUIPMENT, NET

At December 31, premises and equipment consisted of the following:

                                                   2000                  1999
                                                   ----                  ----
Leasehold improvements                      $        500,399    $       500,399
Furniture and equipment                              425,903            359,931
                                            ----------------    ----------------
   Total cost                                        926,302            860,330
Accumulated depreciation                            (202,279)          (100,975)
                                            ----------------    ----------------
                                            $        724,023    $       759,355
                                            ================    ================

--------------------------------------------------------------------------------


                                                                             12.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 5 - PREMISES AND EQUIPMENT, NET (continued)

The Company's and Bank's facility is leased under an operating lease from a member of the Board of Directors. The lease term is for ten years, with two five-year renewal options. Total rent expense for this facility was $107,734 and $103,840 in 2000 and 1999, respectively. At December 31, 2000, the total estimated future minimum rental payments under the lease are as follows:

                               2001      $   112,004
                               2002          117,521
                               2003          120,519
                               2004          126,516
                               2005          130,644
                         Thereafter          384,247
                                        ------------
                                         $   991,451
                                        ============

NOTE 6 - DEPOSITS

At year-end, total interest-bearing deposits are as follows:

                                                   2000                  1999
                                                   ----                  ----
Interest-bearing demand                     $      2,873,933    $      2,132,099
Savings                                           15,839,967          11,107,154
Money market                                      10,056,250           6,960,429
Time under $100,000                                4,497,892           1,623,193
Time $100,000 and over                             3,870,243           1,141,407
                                            ----------------    ----------------
                                            $     37,138,285    $     22,964,282
                                            ================    ================


Scheduled maturities of time deposits are as follows:

                                                   2000                  1999
                                                   ----                  ----
Three months or less                        $      2,053,529    $      1,048,771
Three through six months                           1,813,833             579,789
Six through twelve months                          2,186,762             352,303
One year                                           1,249,088             773,550
Two years                                            563,541              10,187
Three years                                          473,780                  --
Four years                                            27,602                  --
                                            ----------------    ----------------
                                            $      8,368,135    $      2,764,600
                                            ================    ================

--------------------------------------------------------------------------------

                                                                             13.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 6 - DEPOSITS (continued)

Deposits of $100,000 or greater totaled $21,618,685 and $10,879,366 at December 31, 2000 and 1999, respectively. Related party deposits totaled approximately $778,000 at year-end 2000.

NOTE 7 - OTHER NON-INTEREST EXPENSE

Other expense amounts for the year were as follows:

                                                   2000              1999
                                                   ----              ----
Supplies, printing and postage              $    45,398         $    41,861
Professional fees                                75,320              29,861
Insurance                                        25,223              23,094
Public relations and contributions               35,512              17,974
Telephone                                        14,206              14,550
Travel and entertainment                         18,032              13,133
Loan expenses                                    39,736              19,353
Other                                            24,446              21,686
                                            ----------------    ----------------
Total                                       $   277,873         $   181,512
                                            ================    ================


NOTE 8--EMPLOYEE BENEFITS

The Corporation has a 401-K Profit Sharing Plan which covers substantially all employees and allows eligible employees to contribute up to 15% of their compensation subject to a maximum statutory limitation. Under the Plan, the Corporation is permitted to make discretionary profit sharing or matching contributions to the Plan. During 2000, the Corporation did not make any such contributions and no expense was recorded.

NOTE 9 - INCOME TAXES

There was no income tax expense for the years ended December 31, 2000 or 1999.

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all period presented to loss before income taxes as a result of the following for the periods ended December 31:



--------------------------------------------------------------------------------


                                                                             14.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 9 - INCOME TAXES (continued)

                                                   2000                  1999
                                                   ----                  ----
Income tax expense (benefit)
    at statutory rate                       $         54,135    $      (244,093)
Effect of deferred tax
   valuation allowance                               (84,719)           279,045
Other, net                                            30,584            (34,952)
                                            ----------------    ----------------
Total income tax expense                    $             --    $            --
                                            ================    ================


The components of the net deferred tax asset (liability) recorded in the consolidated balance sheets as of December 31 are as follows:

                                                   2000                  1999
                                                   ----                  ----
Deferred tax assets:
   Net operating loss
     carryforward                           $        258,782    $      315,633
   Organizational costs
     capitalized                                     101,548           137,389
   Bad debt deduction                                155,595            89,425
   Donation carryforward                                  --             1,299
   Deferred loan fees                                  7,230             5,206
   Unrealized loss on securities
     available for sale                                7,000            35,943
                                            ----------------    --------------
                                                     530,155           584,895
Deferred tax liabilities:
   Accrual to cash adjustment                        (77,244)          (60,104)
   Depreciation                                      (29,057)          (18,237)
   Other                                              (2,251)             (232)
                                            ----------------    --------------
                                                    (108,552)          (78,573)
Valuation allowance                                 (421,603)         (506,322)
                                            ----------------    --------------

Net deferred tax asset                      $             --    $           --
                                            ================    ==============

A valuation allowance has been recorded to reduce the net deferred tax assets to $-0- as the Company has not yet paid any income taxes.

At December 31, 2000, the Company had operating loss carryforwards of approximately $761,000 which can be used to offset future taxable income. The carryforwards are due to expire, for tax purposes, in 2018 through 2019.



--------------------------------------------------------------------------------


                                                                             15.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 10 - COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES

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

A summary of contractual amounts of financial instruments with off-balance-sheet risk at December 31 follows:

                                            2000               1999
                                            ----               ----
Commitments to extend
  credit (net of
  participated amounts)                  $ 6,355,000        $  2,164,000
Unused credit card, home
  equity and overdraft
  lines of credit                          4,609,000           3,272,000
Unused commercial lines
  of credit                                3,035,000           5,832,000
Letters of credit                            464,000             873,000

Commitments to make loans are generally made for periods of one year or less. At December 31, 2000, approximately $880,000 of commitments had fixed rates and $13,583,000 had adjustable rates. The fixed rate loan commitments have interest rates ranging from 7.13% to 10.50% and maturities ranging from four months to 20 years.

Included in cash and cash equivalents at year-end 2000 was approximately $125,000 required to be on deposit with the Great Lakes Bankers Bank related to the Bank's credit card program. Additionally, the Bank is required to keep approximately $25,000 on deposit with the Federal Reserve Bank of Cleveland as a clearing balance.

The bank has the ability to borrow under various credit facilities that totaled $5,014,000 at year-end 2000.

Under an employment agreement with an executive officer, in the event the officer is terminated without cause, the Company has an obligation to pay the officer's salary through the date of termination, plus eighteen months salary as severance, which totals approximately $195,000 at December 31, 2000.


--------------------------------------------------------------------------------


                                                                             16.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 11 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments at year-end are as follows:


                                                          2000                               1999
                                                          ----                               ----
                                                 Carrying        Estimated          Carrying         Estimated
                                                   Amount        Fair Value          Amount          Fair Value
                                                   ------        ----------          ------          ----------
Cash and cash equivalents                      $  3,380,128     $  3,380,000        $1,437,616       $1,438,000
Securities available for sale                     5,978,165        5,978,000         5,892,340        5,892,000
Loans, net of allowance                          38,261,510       38,473,000        23,064,219       22,987,000
Accrued interest receivable                         244,678          245,000           168,231          168,000

Demand and savings deposits                     (33,555,627)     (33,556,000)      (23,838,868)     (23,839,000)
Time deposits                                    (8,368,135)      (8,415,000)       (2,764,600)      (2,749,000)
Short-term borrowings                              (199,163)        (199,000)               --               --
Accrued interest payable                            (49,046)         (49,000)           (8,263)          (8,000)

For purposes of these disclosures of estimated fair values, the following assumptions were used. Estimated fair value for cash and cash equivalents, accrued interest receivable and accrued interest payable is considered to approximate cost due to their short-term nature. Carrying value is considered to approximate fair value for variable rate loans, deposit liabilities subject to immediate withdrawal and short-term borrowings. Fair values of fixed rate loans and time deposits are approximated by a discounted cash flow analysis using current market interest rates. Fair values of unrecorded commitments were not material.

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

NOTE 12 - STOCK OPTIONS

The Company has a nonqualified stock option plan. During 2000, the Board of Directors of the company amended the plan to increase the number of shares available for grant under the plan from 50,000 to 100,000, and to permit the granting of shares to directors and others, in addition to officers and employees. The maximum option term is ten years, and options vest over three years as follows: 25% one year from the grant date, 50% after two years, and 100% after three years.


--------------------------------------------------------------------------------


                                                                             17.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 12 - STOCK OPTIONS (continued)

A summary of the activity in the plan for 2000 and 1999 is as follows:


                                                   2000                                            1999
                                    -------------------------------------------    ---------------------------------------------
                                                 Weighted                                        Weighted
                                                 Average         Range of                         Average         Range of
                                                Exercise       Option Price                      Exercise       Option Price
                                     Shares       Price          per Share           Shares        Price          per Share
                                     ------       -----          ---------           ------        -----          ---------
Options outstanding
  at beginning of year                43,262     $23.56      $20.00-$40.00           42,062      $23.66       $20.00-$40.00
Granted                               38,500      21.96      $21.00-$22.00            1,200       20.00            20.00
Exercised                                  0                                              0
Forfeited                                  0                                              0
                                      ------                                         ------
Options outstanding
  at end of  year                     81,762     $22.81      $20.00-$40.00           43,262      $23.56       $20.00-$40.00
                                      ======                                         ======

Remaining shares
  available for grant
  at year-end                         18,238                                          6,738

Options exercisable
  at year-end                         21,331                                         10,515

Weighted-average
  fair value of options
  granted during the year            $  6.86                                        $  6.03

Options outstanding at year-end 2000 were as follows:


                                                       Outstanding                       Exerciseable
                                               -----------------------------     -----------------------------
                                                                Weighted
                                                                 Average                            Weighted
                                                                Remaining                           Average
                                                               Contractual                          Exercise
                                                Number         Life (years)        Number            Price
                                                ------         ------------        ------            -----
     Range of Exercise Prices
     $20.00-$29.99                                   72,144             8.8             16,522         $20.00
     $30.00-$39.99                                    6,412             7.8              3,206          34.00
     $40.00                                           3,206             7.8              1,603          40.00
                                                   --------                              -----
     Outstanding at year-end                         81,762             8.7             21,331         $23.61
                                                     ======                             ======


--------------------------------------------------------------------------------


                                                                             18.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 12 - STOCK OPTIONS (Continued)

Had compensation cost for stock options been measured using FASB Statement No. 123, net income (loss) and income (loss) per share would have been the pro forma amounts indicated below.

                                                    2000           1999
                                                    ----           ----
Net income (loss) as reported                      $159,222        $(717,921)
Pro forma net income (loss)                          20,988         (765,638)

Basic income (loss)
   per share as reported                            $0.48           $(2.24)
Pro forma basic
   income (loss) per share                          $0.06          $ (2.39)

Diluted income (loss)
   per share as reported                           $ 0.47          $ (2.24)
Pro forma diluted
   income (loss) per share                          $0.06           $(2.39)

In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted. The pro forma effects are computed using option-pricing models, using the following weighted-average assumptions as of grant date.

                                                     2000          1999
                                                     ----          ----
Risk-free interest rate                              6.29%            5.80%
Expected option life (years)                         7                5
Expected stock price volatility                      3.58%            6.78%
Dividend yield                                       0.00%            0.00%

Pursuant to an employment contract, in 1998 the President and Chief Executive Officer was granted options to buy up to 32,062 shares of common stock. The exercise price is the base price at which the initial public shares were offered ($20) for 70% of the options, and 160%, 180% and 200% of the base price for each remaining 10% increment, respectively.

NOTE 13 - REGULATORY MATTERS

The payment of dividends by the Bank to the Company is subject to restrictions by its regulatory agencies. These restrictions generally limit dividends to current and prior two years retained earnings, as defined. In addition, dividends may not reduce capital levels below the


--------------------------------------------------------------------------------


                                                                             19.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 13 - REGULATORY MATTERS (Continued)

minimum regulatory requirements as described below. Furthermore, as part of the Bank's approval by the regulatory agencies, it is prohibited from paying dividends to the Company for a period of three years after inception without prior written non-objection by the Federal Reserve Bank. The Bank does not expect to pay dividends to the Company in the foreseeable future.

The Bank is subject to regulatory capital requirement administered by state and federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated using regulatory accounting practices. Additionally, under the terms of the Bank's approval order from the State of Ohio, the Bank is required to maintain a minimum ratio of its Tier 1 capital to total assets of at least 9% during its first three years of operation. At December 31, 2000, the Bank's ratio of Tier 1 capital to total assets was 10.45%

The prompt corrective action regulations provide five classifications, including well-capitalized, adequately-capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition.

At year-end 2000 and 1999, the Bank was categorized as well-capitalized. At year-end 2000 and 1999, the Bank's capital levels were as follows:


                                                                                                 To Be Well
                                                                                                 Capitalized
                                                                   Minimum Required for          Under Prompt
                                                                     Capital Adequacy          Corrective Action
($ thousands)                                      Actual                 Purposes                Regulation
2000                                          Amount      Ratio      Amount      Ratio       Amount       Ratio
----                                          ------      -----      ------      -----       ------       -----
Total capital to risk-weighted
  assets                                      $ 5,622      12.8%     $ 3,504       8.0%      $ 4,380      10.0%
Tier 1 capital to risk-weighted
  assets                                        5,108      11.7%       1,752       4.0%        2,628       6.0%
Tier 1 capital to average assets                5,108      10.6%       1,927       4.0%        2,408       5.0%
1999
----
Total capital to risk-weighted
  assets                                      $ 5,219      18.7%     $ 2,233       8.0%      $ 2,791      10.0%
Tier 1 capital to risk-weighted
  assets                                        4,912      17.6%       1,116       4.0%        1,675       6.0%
Tier 1 capital to average assets                4,912      16.0%       1,228       4.0%        1,535       5.0%



--------------------------------------------------------------------------------


                                                                             20.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 14 - PARENT COMPANY

Condensed financial statements of Western Reserve Bancorp, Inc. (parent company only) are as follows:

                            CONDENSED BALANCE SHEETS
                           December 31, 2000 and 1999

                                                      2000               1999
                                                      ----               ----
ASSETS

     Cash and cash equivalents                   $   1,603,325    $       62,255
     Investment in bank subsidiary                   5,086,665         4,805,988
     Other assets                                           --                --
                                                 -------------    --------------
        Total assets                             $   6,689,990    $    4,868,243
                                                 =============    ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
     Liabilities                                 $          --    $           --
     Shareholders' equity                            6,689,990         4,868,243
                                                 -------------    --------------
        Total Liabilities and
          Shareholder's Equity                   $   6,689,990    $    4,868,243
                                                 =============    ==============



                         CONDENSED STATEMENTS OF INCOME
                     Years ended December 31, 2000 and 1999

                                                      2000               1999
                                                      ----               ----

Interest income                                  $          --    $          12
Operating expenses                                      36,328            7,663
                                                 -------------    --------------
Loss before income taxes and
  equity in undistributed
  loss of subsidiary                                   (36,328)          (7,651)
Equity in undistributed income
  (loss) of subsidiary                                 195,550         (710,270)
                                                 -------------    --------------
Net income (loss)                                $     159,222    $    (717,921)
                                                 =============    ==============

--------------------------------------------------------------------------------


                                                                             21.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 14 - PARENT COMPANY (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS

                     Years ended December 31, 2000 and 1999

                                                      2000               1999
                                                      ----               ----
Cash flows from operating
  activities
   Net income (loss)                             $     159,222    $    (717,921)
   Equity in undistributed
     income (loss) of subsidiary                      (195,550)         710,270
   Change in other assets
      and liabilities                                       --          (77,740)
                                                 -------------    --------------
      Net cash from operating
        activities                                     (36,328)         (85,391)
Cash flows from financing
  activities
   Proceeds from issuance of
     common stock, net                               1,577,398               --
                                                 -------------    --------------
      Net cash from financing
        activities                                   1,577,398               --
                                                 -------------    --------------
Change in cash and cash
  equivalents                                        1,541,070          (85,391)
Cash and cash equivalents at
  beginning of year                                     62,255          147,646
                                                 -------------    --------------
Cash and cash equivalents at
  end of year                                    $   1,603,325    $      62,255
                                                 =============    ==============


NOTE 15 - BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE

Basic and diluted earnings (loss) per common and common equivalent share are based on the combined weighted average number of common shares and common equivalent shares outstanding which include, where appropriate, the assumed exercise or conversion of outstanding stock options. In computing earnings
(loss) per common and common equivalent share, the Company has utilized the treasury stock method.

The computation of (earnings) loss per common share, weighted average common and common equivalent shares used in the calculation of basic and diluted loss per common share is as follows:


--------------------------------------------------------------------------------


                                                                             22.

                          WESTERN RESERVE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 15 - BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE (continued)

                                                      2000               1999
                                                      ----               ----
Basic
   Net income (loss)                             $     159,222    $    (717,921)
                                                 =============    ==============

   Weighted average common
     shares outstanding                                333,382          320,267
                                                 =============    ==============

   Basic earnings (loss) per
     common share                                $        0.48    $       (2.24)
                                                 =============    =============

Diluted
   Net income (loss)                             $     159,222    $    (717,921)
                                                 =============    ==============

   Weighted average common
     shares outstanding for basic
     earnings per common share                         333,382          320,267
   Add: Dilutive effects of assumed
      exercises of stock options                         2,818               --
                                                 -------------    --------------

   Average shares and dilutive
     potential common shares                           336,200          320,267
                                                 =============    ==============

   Diluted earnings (loss) per
     common share                                $        0.47    $      (2.24)
                                                 =============    =============


Outstanding stock options for 9,618 and 43,262 shares of common stock were not considered in computing diluted loss per common share for 2000 and 1999, respectively, because they were antidilutive.


--------------------------------------------------------------------------------

                                                                             23.

              COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA As of
 December 31, 2000 and 1999, and for the Years ended December 31, 2000 and 1999

--------------------------------------------------------------------------------


($000's except per share data)                                                            2000               1999
                                                                                          ----               ----

BALANCE SHEET DATA:
Total assets                                                                          $    48,881       $   31,543
Securities available for sale                                                               5,978            5,892
Total loans                                                                                38,776           23,371
Allowance for loan losses                                                                     514              307
Total deposits                                                                             41,924           26,603
Shareholders' equity                                                                        6,690            4,868

INCOME STATEMENT DATA:
Total interest income                                                                 $     3,424       $    1,504
Total interest expense                                                                      1,634              670
                                                                                      -----------       ----------
Net interest income                                                                         1,790              834
Provision for loan losses                                                                     220              295
                                                                                      -----------       ----------
Net interest income after provision for loan losses                                         1,570              539
Noninterest income                                                                            126               62
Noninterest expense                                                                         1,537            1,319
                                                                                      -----------       ----------
Net income (loss)                                                                     $       159       $     (718)
                                                                                      ===========       ===========
PER SHARE DATA:
Basic income (loss) per common share                                                  $      0.48       $    (2.24)
Diluted income (loss) per common share                                                       0.47            (2.24)
Book value per share at year-end                                                            17.24            15.20
Cash dividends per share                                                                      n/a              n/a
Average shares used in basic income (loss) per share calculations                         333,382          320,267
Average shares used in diluted income (loss) per share calculations                       336,200          320,267

OPERATING RATIOS:
Total net loans to total deposits                                                           91.26%           86.70%
Total shareholders' equity to total assets                                                  13.69%           15.43%
Average shareholders' equity to average assets                                              12.76%           21.48%
Return on average equity                                                                     3.00%          (13.66)%
Return on average assets                                                                     0.38%           (2.93)%
Dividend payout ratio                                                                         n/a              n/a
Allowance for loan losses to total loans                                                     1.33%            1.31%
Average assets                                                                            $41,598       $   24,473
Average shareholders' equity                                                                5,306            5,256


--------------------------------------------------------------------------------


                                                                             24.

                          WESTERN RESERVE BANCORP, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW
--------

In the following section, management presents an analysis of Western Reserve Bancorp, Inc.'s financial condition and results of operations as of and for the years ended December 31, 2000 and 1999. This discussion is provided to give shareholders a more comprehensive review of the operating results and financial condition than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this report.

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

In September 2000 the Company commenced a secondary stock offering. Refer to the section of this discussion titled "Capital Resources" for more information.

RESULTS OF OPERATIONS
---------------------

Consolidated net income for the Company for 2000 was $159,222, compared to a net loss of $717,921 in 1999. The net income in 2000 was primarily a result of the Bank increasing its loans outstanding, and thereby its interest income, to a level sufficient to cover operating costs. Basic and diluted income per common share were $0.48 and $0.47, respectively, in 2000, compared to a loss per common share of $2.24 in 1999. No dividends were paid in 2000 or 1999.


--------------------------------------------------------------------------------


                                                                             25.

NET INTEREST INCOME
-------------------

Net interest income for 2000 was $1,789,457, compared with $834,056 in 1999. This was due primarily to continued growth in the Bank's loan portfolio in 2000, which was funded primarily by deposit growth. The average net interest margin during 2000 was 4.33%, compared to 3.52% in 1999. The higher margin in 2000 was due to the fact that more of the Bank's resources were invested in higher-yielding loans, as well as increases throughout 2000 in the prime rate. In 2000, the average yield on interest earning assets was 8.43%, compared with 6.47% in 1999. During 2000, loans yielded 9.15%, compared with 8.25% in 1999. Throughout 2000 and 1999, the yields on earning assets and net interest margin improved as more assets were shifted from lower-yielding short-term funds to higher-yielding loans. The average rate paid on interest-bearing deposits was 5.25% during 2000, compared to 4.17% during 1999. The increase was due to general increases in interest rates, as well as a change in the mix of interest-bearing deposits. Management expects that the cost of funds will decrease somewhat in 2001, due to generally falling interest rates. However, this decrease will be somewhat offset due to the competition among all financial services firms for customers' deposits.

NONINTEREST INCOME
------------------

Total noninterest income was $126,341 in 2000, compared with $61,937 in 1999. Service charges on deposits totaled $52,375 in 2000 and $22,339 in 1999. Gains on sales of mortgage loans of $36,722 in 2000, versus $19,060 in 1999, were recorded. "Other" income includes safe deposit box rent, ATM interchange and surcharges, credit card interchange income, and the sales of checks to depositors. Management expects that other fee income will continue to increase as the bank increases in size.

NONINTEREST EXPENSE
-------------------

Total noninterest expense was $1,536,776 in 2000, an increase of $218,162 or 16.5% over the $1,318,614 in 1999. Major components of this increase include salaries and employee benefits (which increased $97,236 in 2000 when compared to 1999), the cost of premises and equipment (an increase of $27,959 over the prior year), professional fees (a $45,459 increase) and data processing (a $33,673 increase). During 2000, the bank added a full-time commercial loan officer and a full-time loan administrator. Costs associated with accounting, tax, loan review and search fees contributed to the increase in professional fees. These increased expenses were somewhat offset by a decrease of $22,438 in the amount of state franchise taxes paid by the Bank. Management expects that, as the bank continues to grow, other expenses will increase moderately, but overhead costs as a percentage of both interest income and total assets will continue to decrease.



--------------------------------------------------------------------------------


                                                                             26.

PROVISION AND ALLOWANCE FOR LOAN LOSSES
---------------------------------------

The allowance for loan losses is maintained by management at a level considered adequate to cover probable future losses in the bank's loan portfolio. Management's determination of the appropriate provision for loan losses and the adequacy of the allowance for loan losses is based, in part, on the consideration of historic loss histories of other similar community financial institutions which management believes are representative of the probable expected loss experience of the Bank. Other factors considered by management include the composition of the loan portfolio, current economic conditions, the creditworthiness of the Bank's borrowers and other related factors. The provision for loan losses was $219,800 in 2000, compared with $295,300 in 1999. The lower provision for loan losses is due to the slower loan growth in 2000 compared with 1999. At December 31, 2000, the allowance for loan losses was 1.33% of total loans, compared to 1.31% at year-end 1999. Management allocated approximately 88.1% of the total allowance to commercial loans, 5.2% to residential mortgage and home equity loans and 6.7% to consumer and credit card loans to individuals. One loan in the amount of $14,745 was charged off in 2000; no loans were charged off in 1999. At December 31, 2000, $25,000 of the allowance for loan losses was allocated to impaired loan balances. At December 31, 2000, four loans totaling $204,778 were in nonaccrual status. There were no other loans more than 60 days delinquent. Management believes the allowance for loan losses at December 31, 2000, is adequate to absorb probable losses in the loan portfolio.

INCOME TAXES
------------

The income tax benefit from the net operating losses in 1999 and 1998 has not been reflected in the consolidated financial statements. A valuation allowance has been recorded to reduce the deferred tax assets to $-0-. At such time when management believes that it is more likely than not that the income tax benefit will be used by the Company, the valuation allowance will be reduced and a tax benefit will be realized. The income tax benefit from the losses can be carried forward for twenty years from the time of the loss before they expire. Accordingly, the Company's net operating loss carryforwards will expire in 2018 through 2020, if they were to remain unused at that time.

FINANCIAL CONDITION
-------------------

Total assets at December 31, 2000, were $48,881,411, an increase of $17,338,559 or 55.0% over 1999 year-end assets of $31,542,852. Deposits increased to $41,923,762 at December 31, 2000, an increase of $15,320,294, or 57.6% from
$26,603,468 at December 31, 1999. The increased deposits were used primarily to fund loan growth. Loans increased by $15,404,400, or 65.9%, to $38,775,619 at year-end 2000, from $23,371,219 at year-end 1999. During 2000, cash and cash equivalents increased to $3,380,128 from $1,437,616, primarily due to the $1,577,398 proceeds from the stock offering during the second half of the year.


--------------------------------------------------------------------------------


                                                                             27.

LOANS
-----

Total loans grew $15,404,400 in 2000 (compared to growth of $22,506,122 in 1999), to $38,775,619 at December 31, 2000, compared to $23,371,219 at December
31, 1999. The net growth in the loan portfolio during 2000 was comprised of $11,749,478 in commercial loans, $1,723,333 in residential mortgage and construction loans, $1,036,987 in home equity loans, $811,787 in consumer installment loans and $82,815 in credit card loans. As expected by management, the bank's loan portfolio is heavily weighted toward commercial loans to small businesses in the bank's market area. During 2000 and 1999, respectively, the bank originated and sold approximately $4,254,000 and $1,863,000 of fixed rate first mortgage loans, including the related loan servicing. At December 31, 2000 and 1999, the Bank's loan-to-deposit ratio was 92.5% and 87.8%, respectively. Management expects loan demand to remain strong, especially in the commercial loan segment, and anticipates the loan-to-deposit ratio to increase to approximately 100% during the coming year.

DEPOSITS
--------

Total deposits were $41,923,762 at December 31, 2000, compared to $26,603,468 at December 31, 1999. At year-end 2000, $4,785,477, or 11.4% of the bank's total deposits are in noninterest bearing demand deposit accounts, and $2,873,933, or 6.9% are in interest-bearing demand accounts. Savings and money market accounts total $25,896,217, or 61.8% of the bank's total deposits. Time deposits (certificates of deposit and IRAs) total $8,368,135, or 20.0% of total deposits. Deposits of $100,000 or more totaled $21,618,685 or 51.6% of total deposits at December 31, 2000. This mix of deposits reflects management's strategy to build multiple relationships with each customer, and to minimize the bank's reliance on time deposits. Management expects deposits to continue to grow, but at a slower rate, during 2001 as the bank continues to attract new customers.

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

Liquid assets were $9,358,293 at December 31,2000, compared to $7,329,956 at December 31, 1999. The increase in liquid assets is due primarily to the proceeds from the Company's stock offering in the second half of 2000. During 2000, loan demand and deposit growth were
--------------------------------------------------------------------------------


                                                                             28.

essentially even. However, in 2001, management expects loan demand to remain strong and to exceed deposit growth. If additional liquidity is needed, the bank has several possible funding sources, including purchasing federal funds, obtaining Federal Home Loan Bank advances, acquiring brokered deposits, and borrowing under lines of credit. At December 31, 2000, these credit facilities aggregated approximately $5,014,000.

INTEREST RATE SENSITIVITY/GAP
-----------------------------

At year-end 2000, approximately 56.5% of the interest-bearing assets on the Bank's balance sheet mature or reprice in one year or less. The bank currently has $413,089 in fixed rate loans with a maturity greater than five years. Nearly all of the interest-bearing liabilities are variable-rate core deposits. As of December 31, 2000, the Bank has approximately $26,663,000 of assets and $34,824,000 of liabilities that mature or are able to reprice in one year.

CAPITAL RESOURCES
-----------------

Total shareholders' equity at December 31, 2000, was $6,689,990, compared to $4,868,243 at December 31, 1999. The increase of $1,821,747 was the result of proceeds of $1,577,398 (net of offering costs) from the stock offering in the second half of 2000, as well as the net income for 2000 of $159,222 and a decrease of $85,127 in the unrealized loss on available for sale securities.

Banking regulators have established minimum capital ratios for banks and bank holding companies. Total risk-based capital is made up of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is total shareholders' equity less any intangible assets. Tier 2 Capital is Tier 1 Capital plus the allowance for loan losses (includible up to a maximum of 1.25% of risk-weighted assets). Refer to Note 13 in the Company's consolidated financial statements for a more complete discussion of risk-based capital. The Bank exceeded the applicable minimum regulatory capital requirements at December 31, 2000 and 1999, and was considered to be well-capitalized under the regulatory guidelines. Additionally, under the terms of the Bank's approval order from the State of Ohio, the Bank is required to maintain a minimum ratio of its Tier 1 capital to total assets of at least 9% during its first three years of operation (through late 2001). At December 31, 2000, the Bank's ratio of Tier 1 capital to total assets was 10.45%.

Due to the continuing strong growth of the bank, the Company commenced an intra-state secondary common stock offering in September 2000. The primary purposes of the stock offering were to supplement the capital of the Bank and to allow it to increase its lending limit above the $750,000 it had at the time. The offering was conducted in two phases--a "rights" offering to current shareholders, under which they were permitted to buy up to 27% of their current number of shares at a price of $23.00 per share, and a "community offering" under which shareholders or nonshareholders could purchase additional shares at a price of $25.00 per share. The rights offering expired on October 15, 2000, and the community offering closed

--------------------------------------------------------------------------------

                                                                             29.

on December 1, 2000. A total of 67,785 shares were sold in the offering, with net proceeds of $1,577,398 ($1,601,885 less offering costs of $24,487).

Restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances, as discussed in Note
13. No cash or other dividends were declared or paid during the periods ended December 31, 2000 and 1999.

As of December 31, 2000, management is not aware of any current recommendations by the banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Company's liquidity, capital resources or operations.

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


--------------------------------------------------------------------------------


                                                                             30.


                             BOARD OF DIRECTORS (1)
P.M. Jones, Chairman                       Vice-President
                                           Transport Corporation, Inc. and TCI Leasing
                                           Medina, Ohio

Edward J. McKeon                           President and Chief Executive Officer
                                           Western Reserve Bancorp,
                                           Inc. and Western Reserve Bank
                                           Medina, Ohio

Roland H. Bauer                            President and Chief Operating Officer
                                           The Cypress Companies
                                           Akron, Ohio

Bijay K. Jayaswal, M.D.                    Physician, Internal Medicine and Cardiology
                                           Bijay K. Jayaswal, M.D., Inc.
                                           Medina, Ohio

Ray E. Laribee                             Attorney
                                           Laribee, Hertrick and Kray
                                           Medina, Ohio

C. Richard Lynham                          President and Owner
                                           Harbor Castings
                                           North Canton, Ohio

R. Hal Nichols                             Chairman and Director
                                           Austin Associates, Inc.
                                           Toledo, Ohio

Rory H. O'Neil                             Cofounder and Operating Partner
                                           Liberty St. Brewing Company
                                           Akron, Ohio

Michael R. Rose                            President
                                           Washington Properties, Inc.
                                           Medina, Ohio

Glenn M. Smith                             Retired President
                                           Smith Bros., Inc.
                                           Medina, Ohio

Thomas A. Tubbs                            C.E.O.
                                           The Tubbs Group
                                           Akron, Ohio

(1) All are Directors of Western Reserve Bancorp, Inc. and Western Reserve Bank
--------------------------------------------------------------------------------


                                                                             31.

EXECUTIVE OFFICERS--WESTERN RESERVE  BANCORP, INC.

P.M. Jones, Chairman of the Board
Edward J. McKeon, President and Chief Executive Officer
Brian K. Harr, Senior Vice President
Cynthia A. Mahl, Senior Vice President, Corporate Secretary, Treasurer


EXECUTIVE OFFICERS--WESTERN RESERVE BANK

Edward J. McKeon, President and Chief Executive Officer
Brian K. Harr, Senior Vice President, Senior Lender
Cynthia A. Mahl, Senior Vice President, Chief Financial Officer, Senior Operations Officer


TRANSFER AGENT, REGISTRAR & DIVIDEND AGENT

Western Reserve Bank
4015 Medina Road, Suite 100
P.O. Box 585
Medina, Ohio 44258-0585
(330) 764-3131 or (800) 633-4622


ANNUAL REPORT ON FORM 10-KSB

A copy of the Company's 2000 Annual Report on Form 10-KSB filed with the Securities and Exchange Commission is available to shareholders without charge. To obtain a copy, direct your request to Cynthia A. Mahl, Senior Vice President and CFO, Western Reserve Bancorp, Inc. P.O. Box 585, Medina, OH 44258-0585.

ANNUAL MEETING

The Annual Shareholders' Meeting will be held Wednesday, April 25, 2000, at 9:00 a.m. at Rustic Hills Country and Executive Club, 5399 River Styx Road, Medina, Ohio.