Form 10KSB, Exhibit 13
period 2005-12-31
WESTERN RESERVE BANCORP INC
filed 2006-03-24
CIK 1051473

Exhibit 13
WESTERN RESERVE BANCORP, INC.
Medina, Ohio
ANNUAL REPORT
December 31, 2005

WESTERN RESERVE BANCORP, INC.
Medina, Ohio
ANNUAL REPORT
December 31, 2005
Cover design by Renée W. Gareau, Zinnias Design Studio, Berea, Ohio 440-239-2437.

Dear Fellow Shareholder,
Well, 2005 was certainly distinct from its predecessor! Whereas a major loan loss greatly damaged our 2004 results, we bounced back stronger than ever in 2005. Our profits were up significantly over 2004 (even if the loan loss hadn’t been counted in the 2004 results).
What is the status of the collection efforts regarding the loan loss from 2004?
To re-cap that situation, in February of 2005 we became aware of major problems at one of our largest borrowing customers. Our borrower was a leasing company that was caught in the implosion of a large telecommunication company which in turn resulted in the default of hundreds of leases that our customer had purchased. There were seven banks involved and the problem totaled over $57 million. We had a direct loan of $540,000 extended to this customer and we also had a $500,000 piece of a larger line of credit. Once we evaluated the extent of this problem we could not substantiate any potential recovery. Therefore we decided to totally charge off both loans. It became clear that even though we discovered the problem in 2005, the events precipitating the situation took place in 2004. Therefore our loan loss had to be applied to that earlier year.
The bank responsible for the line of credit that was partially sold to us is working through the receivership trustee for collection of various receivables. We are monitoring their progress but are not very optimistic.
However, when it came to our direct loan to the company, that was a different story.
It seemed to us that almost all of the larger banks were going to methodically move through the loan collection process. We chose a different, more aggressive collection approach. This loan had payment guarantees by the owners of the company. We immediately pursued collection from these people and were pretty successful. In the first two months of 2006, we have recovered $195,000 and now expect another $70,000 within the next two years. In addition, we are pursuing further collection from another source of repayment.
We will elaborate on this situation at our annual meeting.
How is the new bank in Brecksville doing?
As of year-end 2005 the deposit total for Brecksville was $23.1 million, which continues to be a very strong performance. In addition, our team there has been making significant progress in generating loan volume, which had been slow in coming until recently. However, we expect the break-even to occur at about October 2008 (4 years). The issue delaying the break-even is the overhead cost. Although Brecksville is a very desirable market, the limited physical space available there results in a high cost of entry.

1.

Why has our growth slowed?
The task of expanding in Medina, Cuyahoga and Summit counties has become somewhat frustrating. The competition for commercial loans in this area has become so intense that other banks often make loan pricing, loan structuring and loan underwriting decisions that are short-term oriented without regard to the long-term consequences and therefore, in our opinion, foolish. We may lose the business and they “win” it, but in the long run, our competitor may lose money. Frankly, a phrase used by a banker many years ago is still appropriate: “It’s hard to compete with stupid.” We believe that this is typical for American big business, just grow this quarter and worry about the future when it comes. We refuse to expose Western Reserve Bank to potential future losses by matching their dangerous approaches.
If Brecksville is growing so rapidly, why isn’t the bank growing at least that much?
As we discussed, loan growth has slowed and that is the driving force behind the overall bank growth. As we bring in deposits through Brecksville if we don’t need them to fund loan growth, we use them to replace higher interest deposits. This does not generate growth but does add to our interest rate margin, which is now above our peer group and well above the national average for banks. We need that margin since we don’t pummel our customers with every conceivable fee as do our larger competitors.
You paid performance bonuses for poor performance in 2004. Have you really corrected that situation?
Yes. The Board authorized bonuses for 2004 financial performance on January 20, 2005 when we had the preliminary year-end financials ready. The first evidence of the loan problem didn’t emerge until February 11, 2005 and the preliminary management assessment of the scope of the problem was presented to the Board at the February 17th Board meeting. By that time the bonuses (which went to all employees) were out for almost a month and the Board felt it unfair to request a return of the money. However, the bonuses for a strong performance in 2005 were canceled and that decision added approximately $65,000 to our 2005 after-tax profits.
Again, we encourage every shareholder to attend the Annual Meeting to be held at 9:00 a.m. on Wednesday, April 26, 2006 at the Weymouth Country Club ballroom which is located on Rt. 3 in Medina. You should know that we are as straightforward in those meetings as we are in these reports. If you cannot attend the meeting, please call us afterward and we will fill you in on everything we discussed.
Sincerely,

Edward J. McKeon	P.M. Jones
President & CEO	Chairman of the Board

2.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Western Reserve Bancorp, Inc.
Medina, Ohio
We have audited the accompanying consolidated balance sheets of Western Reserve Bancorp, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Reserve Bancorp, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
Crowe Chizek and Company LLC
Cleveland, Ohio
February 24, 2006

3.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004

	2005	2004
ASSETS
Cash and due from financial institutions	$2,228,258	$2,059,119
Federal funds sold and other short-term funds	5,114,748	4,877,000

Cash and cash equivalents	7,343,006	6,936,119
Securities available for sale	7,301,377	1,204,686
Restricted stock	537,200	477,200
Loans held for sale	—	250,835
Loans	111,189,355	104,735,255
Allowance for loan losses	(1,541,654)	(1,605,933)

Loans, net	109,647,701	103,129,322
Premises and equipment, net	1,303,921	1,371,248
Accrued interest receivable and other assets	1,650,798	1,880,740

	$127,784,003	$115,250,150

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Noninterest-bearing	$12,899,265	$12,668,555
Interest-bearing	99,388,145	89,158,414

Total deposits	112,287,410	101,826,969
Federal Home Loan Bank advances	3,500,000	2,500,000
Accrued interest payable and other liabilities	398,254	307,252

Total liabilities	116,185,664	104,634,221

Shareholders’ equity
Common stock, no par value, $1 stated value 750,000 shares authorized, 457,331 and 455,624 shares issued and outstanding as of December 31, 2005 and December 31, 2004	457,331	455,624
Additional paid-in capital	9,528,376	9,484,470
Retained earnings	1,639,369	678,651
Accumulated other comprehensive income (loss)	(26,737)	(2,816)

Total shareholders’ equity	11,598,339	10,615,929

	$127,784,003	$115,250,150

See accompanying notes to consolidated financial statements.

4.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2005 and 2004

	2005	2004
Interest and dividend income
Loans, including fees	$7,633,389	$5,959,491
Securities	66,138	59,275
Dividends on restricted stock	27,007	22,303
Federal funds sold and other short-term funds	201,977	62,836

	7,928,511	6,103,905

Interest expense
Deposits	2,821,865	1,852,117
Federal Home Loan Bank advances and other debt	111,675	172,440

	2,933,540	2,024,557

Net interest income	4,994,971	4,079,348

Provision for loan losses	17,811	1,324,764

Net interest income after provision for loan losses	4,977,160	2,754,584

Noninterest income
Service charges on deposit accounts	141,814	116,095
Net gains on sales of loans	160,927	191,073
Other	154,321	128,682

	457,062	435,850

Noninterest expense
Salaries and employee benefits	1,908,367	1,672,294
Premises and equipment	793,822	517,001
Data processing	304,966	247,994
Professional fees	359,562	192,966
Taxes other than income and payroll	100,384	91,812
Supplies, printing and postage	78,303	74,387
Community relations and contributions	67,452	68,191
Other	375,557	291,527

	3,988,413	3,156,172

Income before income taxes	1,445,809	34,262

Income tax expense	485,091	9,782

Net income	$960,718	$24,480

Earnings per share:
Basic	$2.10	$0.06
Diluted	$2.04	$0.06
See accompanying notes to consolidated financial statements.

5.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2005 and 2004

				Accumulated
		Additional		Other	Total
	Common	Paid-In	Retained	Comprehensive	Shareholders’
	Stock	Capital	Earnings	Income (Loss)	Equity
Balance, January 1, 2004	$388,052	$7,557,845	$654,171	$12,587	$8,612,655

Comprehensive income:
Net income			24,480		24,480
Change in unrealized net gain (loss) on securities available for sale, net of tax				(15,403)	(15,403)

Total comprehensive income					9,077
Exercise of stock options (250 shares)	250	4,750			5,000
Common stock issued (700 shares) under Employee Stock Purchase Plan	700	20,292			20,992
Common stock issued (66,622 shares) under stock offering, net of offering costs	66,622	1,901,583			1,968,205

Balance, December 31, 2004	455,624	9,484,470	678,651	(2,816)	10,615,929

Comprehensive income:
Net income			960,718		960,718
Change in unrealized net gain (loss) on securities available for sale, net of tax				(23,921)	(23,921)

Total comprehensive income					936,797
Exercise of stock options (1,100 shares)	1,100	25,960			27,060
Common stock issued (607 shares) under Employee Stock Purchase Plan	607	17,946			18,553

Balance, December 31, 2005	$457,331	$9,528,376	$1,639,369	$(26,737)	$11,598,339

See accompanying notes to consolidated financial statements.

6.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities
Net income	$960,718	$24,480
Adjustments to reconcile net income to net cash from operating activities
Provision for loan losses	17,811	1,324,764
Depreciation	176,162	111,560
Net amortization of securities	1,010	12,821
Loans originated for sale	(2,895,284)	(4,342,668)
Proceeds from sales of loan originations	2,438,053	4,282,906
Gains on sales of loans	(160,927)	(191,073)
Federal Home Loan Bank stock dividends	(14,000)	(10,400)
Net change in:
Interest receivable	(114,987)	(73,109)
Interest payable	36,250	8,304
Other assets	357,252	(619,811)
Other liabilities	57,812	75,312

Net cash from operating activities	859,870	603,086

Cash flows from investing activities
Available for sale securities:
Purchases	(6,796,807)	—
Maturities, prepayments and calls	662,862	500,852
Purchase of restricted stock	(46,000)	(82,200)
Net increase in loans	(5,667,197)	(10,408,488)
Purchases of premises and equipment	(108,835)	(807,403)

Net cash from investing activities	(11,955,977)	(10,797,239)

Cash flows from financing activities
Net increase in deposits	10,460,441	10,046,712
Proceeds from Federal Home Loan Bank advances	1,000,000	2,500,000
Repayment of Federal Home Loan Bank advances	—	(3,200,000)
Proceeds from other borrowings	—	300,000
Repayment of other borrowings	—	(800,000)
Proceeds from issuance of common stock under Employee Stock Purchase Plan	18,553	20,992
Proceeds from exercise of stock options	24,000	5,000
Net proceeds from stock offering	—	1,968,205

Net cash from financing activities	11,502,994	10,840,909

Change in cash and cash equivalents	406,887	646,756
Cash and cash equivalents at beginning of period	6,936,119	6,289,363

Cash and cash equivalents at end of period	$7,343,006	$6,936,119

Supplemental cash flow information:
Interest paid	$2,897,289	$2,015,923
Income taxes paid (refunded)	(26,090)	543,000

Supplemental disclosure of noncash activities:
Investing: Non cash transfer from loans originated for sale to loans	$868,993	$—
See accompanying notes to consolidated financial statements.

7.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation: The consolidated financial statements include Western Reserve Bancorp, Inc. and its wholly-owned subsidiary, Western Reserve Bank (“the Bank”), together referred to as “the Company.” Significant intercompany transactions and balances are eliminated in consolidation.
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
Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and related disclosures, and future results could differ. The allowance for loan losses, the fair value of securities and the fair value of other financial instruments are particularly subject to change.
Cash and Cash Equivalents: Cash and cash equivalents include cash, deposits with other financial institutions under 90 days and federal funds sold. Net cash flows are reported for loan and deposit transactions, other assets and other liabilities and short term borrowings.
Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity and are carried at fair value with unrealized holding gains and losses reported separately in other comprehensive income, net of tax. All of the Company’s securities are classified as available for sale.
Interest income includes amortization and accretion of purchase premiums and discounts using the level yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are based on the amortized cost of the security sold.
Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.
(continued)

8.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Concentrations of Credit Risk: The Company grants loans primarily to customers in Medina, Cuyahoga and contiguous counties. At December 31, 2005, the composition of the loan portfolio is approximately 62.8% commercial real estate loans, 25.6% other commercial loans, 8.6% home equity loans, 0.8% residential mortgage and construction loans and 2.2% consumer and credit card loans. At December 31, 2005, approximately 0.9% of the total loan portfolio was unsecured. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.
Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and an allowance for loan losses.
Interest income on loans is reported on the interest method and includes amortization of deferred loan fees and costs without anticipating prepayments. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments. Past due status is based on the contractual terms of the loan. In the event management deems the full repayment of a loan to be in doubt, typically if payments are past due over 90 days, interest income is not recorded, and any interest accrued but uncollected is reversed. Payments received on such loans are reported as principal reductions. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
Loans Held for Sale: Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value, on an aggregate basis.
Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, known or inherent risks in the portfolio, information about specific borrowers’ situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.
A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that all principal and interest amounts will not be collected according to the original terms of the loan.
(continued)

9.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
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
Restricted Stock: The Bank is a member of the Federal Home Loan Bank (FHLB) system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. The Bank is also a member of and owns stock in the Federal Reserve Bank. The Company also owns stock in Great Lakes Bankers Bank, an institution that provides correspondent banking services to community banks. Stock in these institutions is classified as restricted stock, is carried at cost, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.
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
December 31, 2005 and 2004
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
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

	2005	2004
Net income as reported	$960,718	$24,480
Deduct: stock based compensation expense determined under fair value based method	(3,293)	(8,461)

Pro forma net income	$957,425	$16,019

Basic earnings per share as reported	$2.10	$0.06
Pro forma basic earnings per share	$2.10	$0.04

Diluted earnings per share as reported	$2.04	$0.06
Pro forma diluted earnings per share	$2.03	$0.04
The pro forma effects are computed using option-pricing models, using the following weighted-average assumptions as of grant date.

2005
Risk-free interest rate	4.27%
Expected option life (years)	7
Expected stock price volatility	7.09%
Dividend yield	0.00%
During 2005, a total of 750 stock options were granted at market value to two non-executive officers of the Company. The weighted-average fair value of options granted in 2005 was $8.06. No options were granted during 2004.
(continued)

11.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.
Effect of Newly Issued But Not Yet Effective Accounting Standards: FAS 123, Revised, requires companies to record compensation cost for stock options provided to employees in return for employment service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employment service period, which is normally the vesting period of the options. This will apply to awards granted or modified in fiscal years beginning in 2006. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, and so cannot currently be predicted. Existing options that will vest after adoption date are expected to result in additional compensation expense of approximately $2,932 in 2006 and $2,644 thereafter.
Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.
Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $295,000 and $310,000 was required to meet regulatory reserve and clearing requirements at year-end 2005 and 2004. These balances do not earn interest. Also included in cash and cash equivalents at year-end 2005 was approximately $210,000 required to be on deposit with Great Lakes Bankers Bank as a compensating balance for correspondent banking services. Additionally, the Company was required to maintain a deposit account at another financial institution with a twelve-month average collected balance of $700,000 as part of the conditions for renewal of a line of credit more fully described in Note 7.
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
(continued)

12.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Operating Segments: While the Company’s chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.
Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.
NOTE 2 — ORGANIZATION
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
December 31, 2005 and 2004
NOTE 3 — SECURITIES
The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

		Gross	Gross
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
2005
U.S. Government-sponsored enterprises	$1,012,221	$—	$(10,954)
U.S. Treasury	4,901,067	—	—
Mortgage-backed	772,822	620	(12,564)
Municipal	615,267	—	(17,613)

	$7,301,377	$620	$(41,131)

2004
U.S. Government-sponsored enterprises	$502,165	$1,658	$—
Mortgage-backed	702,521	430	(6,355)

	$1,204,686	$2,088	$(6,355)

As of December 31, 2005, there were three mortgage-backed securities with a fair value of $300,966 with total unrealized losses of $10,371 that had been in an unrealized loss position for more than 12 months. Timely repayment of principal and interest on mortgage-backed securities is guaranteed by the issuer therefore unrealized losses on these securities have not been recognized into income. No other securities had been in a continuous unrealized loss position for more than 12 months. As of December 31, 2004 there were no securities that had been in an unrealized loss position for more than 12 months.
The fair values of debt securities at year-end 2005 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

Due in one year or less	$5,147,800
Due from one to five years	765,488
Due from five to ten years	405,485
Due from ten to fifteen years	209,782
Mortgage-backed	772,822

$7,301,377

No securities were sold during 2005 or 2004. At year-end 2005 and 2004, securities with carrying values of $983,000 and $902,000 were pledged to secure public deposits, borrowings and for other purposes as required or permitted by law.
(continued)

14.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 4 – LOANS
Loans at year-end were as follows:

	2005	2004
Commercial business	$28,392,851	$33,584,605
Commercial real estate	65,367,133	51,972,391
Commercial construction	4,465,089	6,898,890
Home equity	9,589,660	9,857,867
Residential mortgage and construction	917,565	821,658
Consumer installment	2,108,230	1,308,084
Credit card and other	348,827	291,760

	$111,189,355	$104,735,255

Activity in the allowance for loan losses was as follows:

	2005	2004
Beginning balance	$1,605,933	$1,502,688
Provision for loan losses	17,811	1,324,764
Loans charged off	(83,971)	(1,321,207)
Recoveries	1,881	99,688

Ending balance	$1,541,654	$1,605,933

At December 31, 2005 and 2004, there were $1,011,879 and $1,114,668 loans in nonaccrual status. There were no other loans more than 90 days past due.
Loans individually considered impaired were as follows:

	2005	2004
Year-end loans with no allocated allowance for loan losses	$945,029	$416,101
Year-end loans with allocated allowance for loan losses	66,850	873,452

	$1,011,879	$1,289,553

	2005	2004
Amount of the allowance for loan losses allocated	$40,961	$206,000
Average of impaired loans during the year	1,088,110	1,709,057
Interest income recognized during impairment	—	20,991
Cash-basis interest income recognized	—	20,991
(continued)

15.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 4 – LOANS (Continued)
Loans to principal officers, directors and their affiliates in 2005 were as follows:

Beginning balance	$1,916,710
New loans	165,212
Repayments	(1,174,235)

Ending balance	$907,687

NOTE 5 – PREMISES AND EQUIPMENT, NET
Year-end premises and equipment were as follows:

	2005	2004
Leasehold improvements	$1,198,353	$1,158,301
Furniture and equipment	947,318	878,536

	2,145,671	2,036,837
Less accumulated depreciation	(841,750)	(665,589)

	$1,303,921	$1,371,248

The Company’s main facility is leased under an operating lease from a member of the Board of Directors. The lease term is ten years, with two five-year renewal options. In 2002, the Company leased additional space in an adjacent building from the same Director. Due to expansion of the Bank’s lending area, the Company leased additional space adjacent to the main facility in February 2004, also from this same Director. In October 2004, the Company entered into an operating lease agreement with an unrelated entity for its new Brecksville location with a term of ten years, with two five-year renewal options. Total rent expense for these facilities, offset by rental income on subleased property was $397,046 and $231,874 in 2005 and 2004, respectively.
At December 31, 2005, the total estimated future minimum rental payments under the leases are as follows:

2006	$404,958
2007	413,053
2008	377,213
2009	164,181
2010	167,465
Thereafter	658,036

$2,184,906

(continued)

16.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 6 – DEPOSITS
At year-end, total interest-bearing deposits are as follows:

	2005	2004
Interest-bearing demand	$6,300,341	$6,770,262
Savings	28,009,939	21,934,769
Money market	17,920,336	12,827,391
Time under $100,000	28,241,158	29,027,314
Time $100,000 and over	18,916,371	18,598,678

	$99,388,145	$89,158,414

Deposits of $100,000 or more were $54,800,464 and $45,315,922 at year-end 2005 and 2004.
Scheduled maturities of time deposits for the next five years were as follows:

2006	$18,497,202
2007	12,348,510
2008	8,692,004
2009	2,060,053
2010	5,445,202

$47,042,971

At year-end 2005 and 2004, there were $14,658,979 and $19,136,337 in national market certificates of deposit, primarily in amounts of $99,000.
Deposits from principal officers, directors and their affiliates at year-end 2005 and 2004 were $1,245,515 and $1,542,825.
NOTE 7 – FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS
Advances from the Federal Home Loan Bank were as follows:

	December 31,	December 31,
	2005	2004
Maturing March 2009, fixed rate advance at 3.25%	$2,500,000	$2,500,000
Maturing April 2010, fixed rate advance at 4.57%	1,000,000	—

	$3,500,000	$2,500,000

Interest is payable monthly, and the principal is payable at maturity, with prepayment penalties for early payment. The advances are collateralized by $4,725,000 of first mortgage loans and $292,900 of FHLB stock under a blanket lien arrangement.
(continued)

17.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 7 – FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS (Continued)
In May 2003, the Company entered into a line of credit agreement with another financial institution to obtain funding to provide capital to the Bank as needed. In June 2005, the line was renewed and modified. The total amount was increased to $4,000,000, with up to $1,000,000 for the purpose of providing additional capital to the Bank as needed, and up to $3,000,000 for liquidity purposes. The interest rate on the line is variable, at 0.75% below the prime rate. The line is secured by 100% of the stock of the Bank. There are certain covenants on the line relating to the Company’s and the Bank’s operating performance and capital status.
In September 2003, the Company borrowed $500,000 and invested the proceeds in the Bank as additional paid in capital. During the first quarter of 2004, the Company borrowed an additional $300,000 against the line of credit and invested the proceeds in the same manner. In October 2004 the Company paid down the $800,000 balance outstanding on the line of credit to zero. As of December 31, 2004, and December 31, 2005 the balance on the line of credit was zero. The Company did not borrow against the line of credit during 2005.
The terms of the line of credit include several financial and reporting covenants. As of December 31, 2004, the Company was in violation of the covenant that requires that the annual net income of the Bank must be not less than $200,000. As a result of the loan charge-off that was recorded as of December 31, 2004, the Bank’s net income was $52,638. The lender granted a waiver of this covenant. As of December 31, 2005, the Company and the Bank were in compliance with all covenants.
The Company has the ability to borrow under various other credit facilities that totaled $24,188,000 at year-end 2005. Of this amount, $875,000 is available for short-term borrowing under an unsecured federal funds line through a correspondent bank at overnight borrowing rates, $6,319,000 is on lines secured by the Company’s unpledged securities and $16,994,000 is available at market rates that would vary based on the term of each borrowing, and would be secured by the Company’s securities or residential loans.
NOTE 8 – EMPLOYEE BENEFITS
The Company has a 401(k) Profit Sharing Plan that covers substantially all employees and allows eligible employees to contribute up to 100% of their compensation subject to maximum statutory limitations. Under the Plan, the Company is permitted to make discretionary profit sharing or matching contributions to the Plan. During 2005 and 2004, the Company matched eligible contributions up to 50% of the first 6% of each employee’s compensation, resulting in expense of $36,317 and $26,828.
(continued)

18.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 8 – EMPLOYEE BENEFITS (Continued)
In 2003, the Company adopted a Supplemental Executive Retirement Plan for the Chief Executive Officer. Under the terms of the Plan, the Chief Executive Officer will be paid an annual benefit of 20 percent of his base salary for a period of ten years following his retirement at or after age 65 or his termination other than for cause. The Company accrues its projected obligation under this plan and accrued an expense during 2005 and 2004 of $31,892 and $30,320.
In a related transaction, in the second quarter of 2003 the Company invested $500,000 in a single-premium cash-surrender value life insurance policy. The named insured is the Company’s Chief Executive Officer, and the Company is the owner and sole beneficiary of the policy. This is a tax-advantaged investment in that the increases in cash surrender value and the eventual death benefit are not taxable income to the Company, although the premium was not tax deductible. The Company recorded income of $22,534 and $21,981 for 2005 and 2004 from this policy. The cash surrender value of the insurance policy was $559,555 and $537,021 at December 31, 2005 and 2004. This amount is included in accrued interest receivable and other assets on the consolidated balance sheet.
NOTE 9 – INCOME TAXES
Income tax expense (benefit) was as follows:

	2005	2004
Current	$442,368	$852
Deferred	42,723	8,930

Total income tax expense	$485,091	$9,782

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all periods presented to income before income taxes as a result of the following for the periods ended December 31:

	2005	2004
Income tax expense at statutory rate	$491,575	$11,649
Income from life insurance contract	(7,662)	(7,474)
Other, net	1,178	5,607

Total income tax expense	$485,091	$9,782

(continued)

19.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 9 – INCOME TAXES (Continued)
The components of the net deferred tax asset (liability) recorded in the consolidated balance sheets as of December 31 are as follows:

	2005	2004
Deferred tax assets:
Bad debt deduction	$415,332	$425,515
Deferred loan fees	51,136	51,344
Net operating loss carryforward	—	64,369
Unrealized loss on securities available for sale	13,774	1,451
Deferred compensation	28,378	17,535

	508,620	560,214

Deferred tax liabilities:
Discount accretion	(1,791)	—
Accrual to cash adjustment	(10,451)	(15,676)
Prepaid expenses	(35,669)	(34,165)
Depreciation	(63,832)	(87,856)
FHLB stock dividends	(16,728)	(11,968)

	(128,471)	(149,665)

Net deferred tax asset	$380,149	$410,549

NOTE 10 – STOCK OPTIONS
The Company has a nonqualified stock option plan that provides for up to 100,000 shares of the Company’s common stock to be available for grant to officers, employees, directors and others. The exercise price is the market price at date of grant, so there is no compensation expense recognized in the income statement. The maximum option term is ten years, and options generally vest over three years as follows: 25% one year from the grant date, 50% after two years, and 100% after three years.
(continued)

20.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 10 – STOCK OPTIONS (Continued)
A summary of the activity in the plan is as follows:

	2005		2004
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price
Options outstanding at beginning of year	92,162	$23.09	92,412	$23.08
Granted	750	30.75	—	—
Exercised	(1,100)	21.82	(250)	20.00
Forfeited	(500)	26.00	—	—

Options outstanding at end of year	91,312	$23.15	92,162	$23.09

Options available for grant at year-end	7,338		7,588

Options exercisable at year-end	90,062		91,037
Options outstanding at year-end 2005 were as follows:

	Outstanding		Exercisable
		Weighted
		Average		Weighted
		Remaining		Average
		Contractual		Exercise
Range of Exercise Prices	Number	Life (years)	Number	Price
$20.00-$24.99	70,694	3.6	70,694	$21.04
$25.00-$29.99	10,250	5.5	9,750	25.05
$30.00-$39.99	7,162	3.6	6,412	34.00
$40.00	3,206	2.8	3,206	40.00

Outstanding at year-end	91,312	3.8	90,062	$23.07

The weighted average exercise price of options exercisable at December 31, 2004 was $23.05.
(continued)

21.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 11 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES
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
The contractual amounts of loan commitments were as follows at year-end.

	2005		2004
	Fixed	Variable	Fixed	Variable
	Rate	Rate	Rate	Rate
Commitments to extend credit (net of participations)	$336,000	$3,526,000	$868,000	$6,048,000
Unused credit card, home equity and overdraft lines of credit	—	10,790,000	—	9,599,000
Unused commercial lines of credit	248,000	17,380,000	327,000	13,728,000
Commitments to make loans are generally made for periods of one year or less. At December 31, 2005, the fixed rate loan commitments have interest rates ranging from 6.50% to 7.75% and maturities ranging from approximately six months to four years.
There were $647,000 and $1,611,000 of standby letters of credit outstanding as of December 31, 2005 and 2004, respectively. The fair value of these instruments was immaterial.
Under an employment agreement with the Chief Executive Officer, in the event the officer is terminated without cause, the Company has an obligation to pay him a lump sum of two times his annual base pay, as well as to pay for his health care coverage until he attains age 65 or until he is eligible for other health care coverage.
(continued)

22.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 12 – FAIR VALUES OF FINANCIAL INSTRUMENTS
Carrying amounts and estimated fair values of financial instruments at year-end are as follows:

	2005		2004
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Cash and cash equivalents	$7,343,006	$7,343,000	$6,936,119	$6,936,000
Securities available for sale	7,301,377	7,301,000	1,204,686	1,205,000
Loans held for sale	—	—	250,835	251,000
Loans, net of allowance	109,647,701	109,249,000	103,129,322	102,395,000
Restricted stock	537,200	537,000	477,200	477,000
Accrued interest receivable	458,614	459,000	343,627	344,000

Demand and savings deposits	(65,139,137)	(65,139,000)	(54,200,977)	(54,201,000)
Time deposits	(47,148,273)	(47,011,000)	(47,625,992)	(47,388,000)
Federal Home Loan Bank advances	(3,500,000)	(3,463,000)	(2,500,000)	(2,457,000)
Accrued interest payable	(147,973)	(148,000)	(111,723)	(112,000)
For purposes of these disclosures of estimated fair values, the following assumptions were used. Carrying amount is the estimated fair value for cash and cash equivalents, restricted stock, accrued interest receivable and payable, demand deposits, short-term borrowings, and variable rate loans and deposits that reprice frequently and fully. Fair values of securities are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer.
For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of debt is based on current rates for similar financing. Fair values of unrecorded commitments were not material.
These estimates are based on management’s judgment of the most appropriate factors. However, there is no assurance that, had these items been liquidated, the estimated fair values would have been realized. Estimated fair values should not be assumed to apply at subsequent dates. Other assets and liabilities of the Company, such as fixed assets or the value of its core deposits, customer goodwill or workforce, may have value but are not included in the above disclosures.
(continued)

23.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 13 – CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS
The payment of dividends by the Bank to the Company is subject to restrictions by its regulatory agencies. These restrictions generally limit dividends to the lesser of its undivided profits or the total of its net income for that year, combined with its retained net income from the preceding two years, as defined. Accordingly, the Bank will have approximately $1,021,000, plus its net income in 2006, available to be paid as dividends to the Company. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described below.
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
The Bank’s actual and required capital amounts and ratios at year-end are presented in the following table. At year-end 2005 and 2004, the Bank was categorized as well-capitalized. Management is not aware of any events since December 31, 2005 that would change the Bank’s capital category.
(continued)

24.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 13 – CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (Continued)

					Minimum To Be
			Minimum		Well-Capitalized
			Required For		Under Prompt
	Western Reserve		Capital Adequacy		Corrective Action
($ thousands)	Bank		Purposes		Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2005
Total Capital to risk-weighted assets	$12,325	11.0%	$8,959	8.0%	$11,199	10.0%
Tier 1 (Core) Capital to risk-weighted assets	9,423	8.4%	4,479	4.0%	6,719	6.0%
Tier 1 (Core) Capital to average assets	9,423	7.4%	5,115	4.0%	6,394	5.0%
2004
Total Capital to risk-weighted assets	$10,888	10.2%	$8,511	8.0%	$10,639	10.0%
Tier 1 (Core) Capital to risk-weighted assets	8,055	7.6%	4,255	4.0%	6,383	6.0%
Tier 1 (Core) Capital to average assets	8,055	6.9%	4,687	4.0%	5,858	5.0%
NOTE 14 – OTHER NON-INTEREST EXPENSE
Other expense amounts for the year were as follows:

	2005	2004
Insurance	$56,397	$54,182
Loan expenses	25,435	28,520
Marketing and advertising	106,009	64,538
Collection/repo/OREO expenses	50,285	22,165
Telephone	26,395	25,736
Travel and entertainment	41,493	37,004
Losses on other assets	—	1,043
Other	69,543	58,339

Total	$375,557	$291,527

(continued)

25.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 15 – PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS
Condensed financial information of Western Reserve Bancorp, Inc. follows:
CONDENSED BALANCE SHEETS
December 31, 2005 and 2004

	2005	2004
ASSETS
Cash and cash equivalents	$675,712	$1,349,339
Investment in bank subsidiary	9,396,376	8,052,085
Restricted stock	25,000	—
Subordinated debt due from bank	1,500,000	1,500,000
Other assets	15,831	14,505

Total assets	$11,612,919	$10,915,929

LIABILITIES AND SHAREHOLDERS’ EQUITY
Due to bank	$—	$300,000
Other liabilities	14,580	—
Shareholders’ equity	11,598,339	10,615,929

Total liabilities and shareholders’ equity	$11,612,919	$10,915,929

CONDENSED STATEMENTS OF INCOME
Years ended December 31, 2005 and 2004

	2005	2004
Interest and dividend income	$48,359	$21,997
Interest expense	—	19,235
Operating expenses	59,714	45,426

Loss before income tax and undistributed income of subsidiary	(11,355)	(42,664)
Income tax benefit	3,861	14,506
Equity in undistributed income of subsidiary	968,212	52,638

Net Income	$960,718	$24,480

(continued)

26.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 15 – PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (Continued)
CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2005 and 2004

	2005	2004
Cash flow from operating activities
Net income	$960,718	$24,480
Equity in undistributed income of subsidiary	(968,212)	(52,638)
Change in other assets and liabilities	(283,686)	332,158

Net cash from operating activities	(291,180)	304,000

Cash flows from investing activities
Investment in subsidiary	(400,000)	(600,000)
Purchase of restricted stock	(25,000)	—

Net cash from investing activities	(425,000)	(600,000)

Cash flows from financing activities
Proceeds from exercise of stock options	24,000	5,000
Proceeds from issuance of common stock under Employee Stock Purchase Plan	18,553	20,992
Net proceeds from stock offering	—	1,968,205
Proceeds from borrowing	—	300,000
Repayment of borrowing	—	(800,000)

Net cash from financing activities	42,553	1,494,197

Change in cash and cash equivalents	(673,627)	1,198,197
Cash and cash equivalents at beginning of year	1,349,339	151,142

Cash and cash equivalents at end of year	$675,712	$1,349,339

NOTE 16 – EARNINGS PER SHARE
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
(continued)

27.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 16 – EARNINGS PER SHARE (Continued)
The factors used in the earnings per share computation follow.

	2005	2004
Basic
Net income	$960,718	$24,480

Weighted average common shares outstanding	456,636	402,956

Basic earnings per common share	$2.10	$0.06

Diluted
Net income	$960,718	$24,480

Weighted average common shares outstanding for basic earnings per common share	456,636	402,956
Add: Dilutive effects of assumed exercises of stock options	15,405	13,009

Average shares and dilutive potential common shares	472,041	415,965

Diluted earnings per common share	$2.04	$0.06

Stock options for 10,118 shares of common stock in 2005 and 9,618 shares in 2004 were not considered in computing diluted earnings per common share because they were antidilutive.
(continued)

28.

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
As of December 31, 2005 and 2004, and for the Years ended December 31, 2005 and 2004

($000’s except per share data)	2005	2004
Balance Sheet Data:
Total assets	$127,784	$115,250
Securities available for sale	7,301	1,205
Total loans	111,189	104,735
Allowance for loan losses	1,542	1,606
Total deposits	112,287	101,827
Shareholders’ equity	11,598	10,616

Income Statement Data:
Total interest income	$7,928	$6,104
Total interest expense	2,933	2,025

Net interest income	4,995	4,079
Provision for loan losses	18	1,325

Net interest income after provision for loan losses	4,977	2,754
Noninterest income	457	436
Noninterest expense	3,988	3,156

Income before income tax	1,446	34
Income tax expense	485	10

Net income	$961	$24

Per Share Data:
Basic income per common share	$2.10	$0.06
Diluted income per common share	2.04	0.06
Book value per share at year-end	25.36	23.30
Cash dividends per share	n/a	n/a
Average shares used in basic income per share calculations	456,636	402,956
Average shares used in diluted income per share calculations	472,041	415,965

Operating Ratios:
Total loans to total deposits	99.02%	102.86%
Total shareholders’ equity to total assets	9.07%	9.21%
Average shareholders’ equity to average assets	9.04%	8.45%
Return on average equity	8.68%	0.25%
Return on average assets	0.78%	0.02%
Dividend payout ratio	n/a	n/a
Allowance for loan losses to total loans	1.39%	1.53%
Average assets	$122,439	$112,943
Average shareholders’ equity	11,072	9,546

29.

WESTERN RESERVE BANCORP, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OVERVIEW
In the following section, management presents an analysis of Western Reserve Bancorp, Inc.’s financial condition and results of operations as of and for the years ended December 31, 2005 and 2004. This discussion is intended to provide a more comprehensive review of the operating results and financial condition than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this report.
Several factors impacted comparisons between 2004 and 2005. Most notably, in 2004 the Company experienced a significant loan loss which reduced that year’s net income by $687,304, to $24,480, or $1.65 per diluted share. (Management has continued to aggressively pursue collection efforts against the principals of that company, and is pleased to report that $195,000 was recovered from them in February 2006.)
In 2005, net income was a record $960,718. This included the benefit of the reversal of a special loan loss provision that had been recorded in 2003 for a loan relationship that had encountered significant difficulties. In 2005, management determined that the credit quality of the relationship had improved to the point that the future collectibility of the loans was probable, and was able to reverse loan loss provisions totaling $200,000. This had a positive impact of $132,000 on net income for 2005.
During 2005, the interest rate environment changed significantly. There were eight increases totaling 2.00%, or 200 basis points, in the target Federal funds rate. That rate correlates directly with the prime rate, which is the index the Company uses most frequently when pricing its loans. The Company had repositioned its balance sheet during 2002 and 2003 in anticipation of a rising interest rate environment. As a result, the Company’s net interest margin has improved as rates have increased. For 2005, the net interest margin was 4.22%, compared to 3.70% for 2004. The improvement has been somewhat muted by the flattening of the yield curve. The result is that short-term rates are as high as, and in some cases higher than, longer-term interest rates. As a result, the Company has had to pay higher-than-expected rates on its deposit accounts. To illustrate, at the beginning of 2005, the six-month Treasury bill was 2.63%, and the 5-year Treasury note was 3.64%, a difference, or “spread” of 101 basis points. By year-end, the six-month T-bill had increased 174 basis points, to 4.37%, while the 5-year Treasury had increased just 71 basis points, to 4.35%, a “spread” of negative two basis points.
The Brecksville office, which opened in October 2004, continues to meet management’s expectations in terms of deposit growth. At year-end 2005, after 15 months of operation, that location’s total deposits were $23.1 million. The majority of those deposits (73.2%) were in Market Rate Savings Accounts, the rate on which tends to move in line with short-term interest rates, and has increased dramatically, as discussed above. However, those deposits have allowed the Company to decrease the need for more “volatile” and costly deposits, such as National CDs and short-term CDs from the State of Ohio.

30.

A bigger challenge has been developing the potential loan business that management believes exists in that area. As of year-end 2005, loans attributed directly to the Brecksville office totaled $2.6 million. Given the high overhead costs at that location (primarily occupancy and employee expenses), the break-even point is expected to be later than originally anticipated, and the costs attributable to the Brecksville location continue to burden the profitability of the Company. However, even with a full-year of absorbing the costs associated with Brecksville, the Company had record profits for 2005.
Sustaining loan growth has been quite challenging in 2005, especially in the second half of the year. Competition for loans, especially commercial real estate loans, which comprise the bulk of the Company’s loan portfolio, became especially intense. Larger banks have offered long-term fixed rate loans on some commercial properties, and the Company believes that to try to compete on those terms would be detrimental to the long-term health of the Company’s balance sheet and income statement, especially in terms of net interest margin and asset sensitivity. The Company continues to compete for loans based on its personal, locally-responsive service, commercial lending expertise and relationships with its customers. Management believes that growth at any cost is shortsighted, and is not a prudent approach.
The Company’s liquidity position increased during 2005, primarily due to deposit growth not being totally absorbed by loan growth. As of year-end 2005, cash and cash equivalents had increased $407,000, or 5.9%. However, the Company also has $5.1 million in government securities maturing in early 2006. Management believes the Company is well-positioned to take advantage of lending and other opportunities during 2006.
FINANCIAL CONDITION
Total assets at December 31, 2005, were $127,784,003, an increase of $12,533,853 or 10.9% over 2004 year-end assets of $115,250,150.
The primary reason for the increase in total assets was an increase in loans as well as an increase in the available for sale securities portfolio. Excess funds, generated primarily from the Brecksville location, were placed in overnight Federal funds and other short-term instruments as new loan activity was mitigated somewhat by competitive factors in the Bank’s market area.
SECURITIES
The Company owns securities of the U.S. government, U. S. government-sponsored enterprises, mortgage-backed securities and municipal securities. At year-end 2005, the portfolio totaled $7,301,377, and was comprised of 81% securities of U.S. government and U. S. government sponsored enterprises, 11% mortgage-backed securities and 8% municipal securities. During 2005, $500,000 of securities of U. S. government-sponsored enterprises matured and $162,862 of payments on mortgage-backed securities were received during the year. The securities portfolio provides liquidity and a higher yield than the rate earned on overnight Federal funds or other short-term instruments. Securities in the portfolio are also used as collateral for public fund deposits.

31.

LOANS
Total loans grew $6,454,100 in 2005, or 6.2%, compared to growth of $9,186,969 or 9.6% in 2004. Total loans were $111,189,355 at December 31, 2005, compared to $104,735,255 at December 31, 2004. While the Company makes all types of loans to businesses and consumers, its primary lending focus is commercial loans to small businesses in its primary market area which it defines as Medina, Cuyahoga and contiguous counties. The net growth in the loan portfolio during 2005 was comprised of $5,769,187 in commercial loans, $95,907 in residential mortgage and construction loans and $857,213 in consumer installment and credit card loans, offset by a decrease in home equity loans of $268,207.
Commercial loan growth consisted of approximately $13,395,000 in commercial real estate loans and a slight increase of $9,000 in commercial lines of credit, offset by decreases of $2,434,000 in short-term commercial construction loans, $3,294,000 in other commercial loans to businesses, $640,000 in SBA guaranteed loans and $1,267,000 in loan participations purchased from other financial institutions.
Of the total loans at December 31, 2005, approximately $100,463,000 or 90.4% are at a variable rate of interest, and $10,726,000 or 9.6% are fixed rate. Of the total loans, $73,687,000, or 66.3% mature or are able to be repriced within twelve months. Only $806,000 or 0.72% of total loans mature or reprice in more than five years.
As a result of the growth of the Company’s deposit portfolio as well as an extremely competitive commercial lending environment, the Company’s loan-to-deposit ratio declined to 99.0% as of December 31, 2005, compared to 102.9% at December 31, 2004. Due to the placement of its excess funds in overnight Federal funds and other short-term instruments, the Company’s loan-to-assets ratio also declined at December 31, 2005 to 87.0%, compared to 90.9% at December 31, 2004. Although management anticipates that the loan-to-deposit ratio for 2006 will remain near 100% and the loan-to-assets ratio will be approximately 90% to 95%, these expected ranges may not be reached due to management’s reluctance to enter into lending arrangements which could adversely impact the Company’s long-term growth and pricing strategies.
As of December 31, 2005, there were no loans classified as held for sale. The commercial construction loan that was designated as held for sale as of December 31, 2004 in the amount of $250,835 was moved back into the Bank’s portfolio during the first quarter of 2005 due to the expiration of the purchaser’s commitment as a result of the borrower’s delay in construction due to the weather.
During 2004, the Company originated approximately $539,000 and sold approximately $477,000 of fixed rate residential mortgage loans, including the related loan servicing. During 2005, there were no fixed rate residential mortgage loans originated with the intent to sell. At December 31, 2005 and 2004, there were no residential mortgage loans held for sale.

32.

DEPOSITS AND OTHER FUNDING SOURCES
Total deposits increased by $10,460,441, or 10.3% to $112,287,410 at December 31, 2005, compared to $101,826,969 at December 31, 2004. At year-end 2005, $12,899,265, or 11.5% of total deposits are in noninterest bearing demand deposit accounts, and $6,300,341 or 5.6% are in interest-bearing NOW accounts. Variable-rate savings and money market accounts (collectively known as Market Rate Savings Accounts) total $45,930,275, or 40.9% of total deposits. Certificates of deposit total $41,833,842, or 37.3% of total deposits, and individual retirement arrangements (IRAs) were $5,323,687, or 4.7% of total deposits.
Included in the time deposits total is $3,762,000 of public fund CDs maturing in 2006, at a weighted average rate of 3.85%.
As of December 31, 2005, the Company had obtained $14,658,979 of national market CDs, primarily from other banks and credit unions, in increments of $99,000 or $100,000, with terms ranging from one year to five years, and rates ranging from 2.35% to 5.25%. As of year-end 2005, the weighted average rate of these CDs was 3.69%, and the weighted average remaining maturity was 19.7 months. At December 31, 2004, there was $19,136,337 in national market CDs. Although management believes these CDs were obtained at market rates at the time they were originated, they may be more vulnerable to price sensitivity than local deposits.
Deposits of $100,000 or more totaled $54,800,464, or 48.8% of total deposits as of December 31, 2005 compared to $45,315,922 or 44.5% of total deposits at December 31, 2004.
Overall, management expects deposits to grow at a slower rate in 2006 than in 2005, primarily because of significant growth in 2005 at the Bank’s full-service Brecksville location which is not expected to continue at that rate. By year-end 2005, Brecksville had a total of $23,140,012 in deposits, mostly in Market Rate Savings accounts.
The Company obtains additional funding through the Federal Home Loan Bank. As of December 31, 2005 and 2004, the Company had borrowings totaling $3,500,000 and $2,500,000, respectively, from the FHLB.
In 2003 the Company obtained a line of credit from a regional bank outside of its market area. Under this facility, the Company can borrow against the line of credit and then downstream capital as needed to the Bank in order to maintain the Bank’s capital levels above the well-capitalized minimums. By borrowing against the line of credit and then investing the funds into the Bank as capital, the Company is able to manage the Bank’s capital ratios.
RESULTS OF OPERATIONS
Consolidated net income was $960,718 in 2005, compared to $24,480 in 2004. Income before income taxes was $1,445,809 in 2005, compared to $34,262 in the prior year.
The primary reason for the significant increase in net income was the charge-off of a substantial loan relationship in 2004. In February 2005, the Company became aware that one of its borrowers was dealing with a large potential loss that could impair the borrower’s ability to

33.

continue in business. In March 2005, it became apparent that the borrower’s business was not going to be able to recover, and the entire business was in jeopardy. Consequently, the Board and management of the Company concluded that the loans should be charged-off. Because the conditions that precipitated the loss existed as of December 31, 2004, even though the Company was not aware of them at that time, the Company concluded that, under U.S. generally accepted accounting principles, the charge-off must be recorded in 2004. This resulted in a loan loss provision and simultaneous charge-off of $1,041,369, and a resulting charge to earnings, net of taxes, of $687,304, or $1.65 per diluted share.
The Company’s collateral on this loan was the assignment of specific leases and all general business assets. These leases were on telecommunications equipment, and were sold to our borrower by a company that sold telecom equipment and services. That telecom provider filed bankruptcy and stopped providing the telecom services. As a result, most of the leases had become nonperforming.
The Company has continued to aggressively pursue all avenues to recover on this loan and in February 2006, the Company received restitution from the three principals residing in Ohio totaling $195,000, with one principal agreeing to make quarterly payments of $10,000 throughout 2006 and 2007.
Basic and diluted earnings per common share were $2.10 and $2.04, respectively, for the year ended December 31, 2005. Both basic and diluted earnings per common share were $0.06 in 2004.
No dividends were paid in 2005 or 2004, and the Company does not expect to pay cash dividends in the foreseeable future, since the capital is needed to support the Company’s continued growth.
NET INTEREST INCOME
Net interest income for 2005 was $4,994,396, an increase of $915,048, or 22.4% compared with $4,079,348 in 2004. The increase in net interest income was attributable to loan growth and rising interest rates, partially offset by the increase in interest-bearing deposit balances and higher interest rates paid on these deposits, particularly Market Rate Savings accounts.

34.

Following is a table showing the average balances, interest and rates on the Bank’s interest-earning assets and interest-bearing liabilities as of December 31, 2005 and 2004.

	Year ended			Year ended
	December 31, 2005			December 31, 2004
	Average		Average	Average		Average
($ thousands)	Balance	Interest	Rate	Balance	Interest	Rate
Interest-earning assets:
Federal funds sold and other short-term funds	$6,055	$202	3.34%	$4,909	$63	1.28%
Securities – taxable	1,318	52	3.98	1,570	59	3.78
Securities – tax exempt	422	19	4.94	—	—	—
Loans	110,273	7,633	6.92	103,196	5,959	5.77
Restricted stock	505	27	5.34	452	23	4.94

Total interest-earning assets	118,573	7,933	6.69	110,127	6,104	5.54

Interest-bearing liabilities
Transaction accounts (NOW)	6,559	51	0.78	6,432	39	0.60
Market rate savings accounts	39,882	1,106	2.77	29,185	335	1.15
Time deposits	48,675	1,665	3.42	51,535	1,479	2.87
Federal Home Loan Bank advances	3,168	112	3.52	4,100	153	3.74
Other borrowings	—	—	—	548	19	3.51

Total interest-bearing liabilities	$98,284	2,934	2.98	$91,800	2,025	2.21

Net interest income		4,999			4,079
Tax equivalent adjustment		(4)			—

Net interest income per financial statements		$4,995			$4,079

Net interest margin (Net yield on average earning assets)			4.22%			3.70%

The following table sets forth on a fully taxable-equivalent basis the effect of volume and rate changes on interest income and expense for the periods indicated. For purposes of these tables, changes in interest due to volume and rate were determined as follows:
Volume Variance — change in volume multiplied by the previous year’s rate.
Rate Variance — change in rate multiplied by the previous year’s volume.
Rate/Volume Variance — change in volume multiplied by the change in rate. This variance was allocated to volume variance and rate variance in proportion to the relationship of the absolute dollar amount of the change in each.

35.

Summary of Changes in Net Interest Income

	2005 vs. 2004			2004 vs. 2003
	Increase (Decrease) Due to			Increase (Decrease) Due to
($ thousands)	Volume	Rate	Net	Volume	Rate	Net
Interest income:
Loans receivable	$434	$1,240	$1,674	$1,017	$(171)	$846
Federal funds sold and other short-term funds	17	122	139	7	11	18
Securities available-for-sale- taxable	(10)	3	(7)	(7)	(3)	(10)
Securities available-for-sale- tax-exempt	19	—	19	—	—	—
Restricted stock	2	2	4	4	—	4

Total interest-earning assets	462	1,367	1,829	1,021	(163)	858

Interest expense:
Transaction accounts (NOW)	—	(12)	(12)	(8)	6	(2)
Market rate savings accounts	(158)	(613)	(771)	(24)	(103)	(127)
Time deposits	76	(262)	(186)	(328)	131	(197)
Other borrowings	19	—	19	(14)	—	(14)
FHLB borrowings	33	8	41	(35)	17	(18)

Total interest-bearing liabilities	(30)	(879)	(909)	(409)	51	(358)

Change in net interest income	$432	$488	$920	$612	$(112)	$500

The average net interest margin for 2005 was 4.22%, up from 3.70% in 2004. Net interest income as well as the net interest margin have improved, due mainly to the increases in short-term interest rates which began in mid-2004. This significant increase reflects the Bank’s asset-sensitive position which has a positive impact on net interest margin during a rising interest rate environment. The net interest margin has also been impacted by management’s strategy to allow more expensive funding such as national market CDs to roll-off and be replaced with less-expensive deposits provided from the Brecksville office. (See the discussion of “Interest Rate Sensitivity” later in this section.)
The average yield on interest earning assets in 2005 was 6.69%, compared to 5.54% in 2004. During 2005, loans yielded 6.92%, compared to 5.77% in 2004. This includes loan fees of $150,834 in 2005 and $133,180 in 2004, which contributed 0.13% and 0.12%, respectively, to the net interest margin. The increase in the yield on earning assets reflects overall interest rate increases, the scheduled repricing of existing loans and new loans being booked at current, higher rates, although competitive factors in the Bank’s market area have impacted loan pricing.
In late June 2004, the Federal Reserve Bank began to increase the target for short-term interest rates with a 0.25% increase in the Federal funds rate. At that time, the Company held its prime rate at 4.25%, and did not increase the prime rate on its commercial loans, so the national prime rate “caught up” to the Company’s prime rate. In the third and fourth quarters of 2004, the Federal Reserve Bank increased the target for short-term rates four more times, for a total of 1.25% in 2004.

36.

During 2005, the target for short-term interest rates was increased eight times, for a total of 2.00%, and the Company increased its prime rate accordingly, with the Bank’s prime rate at December 31, 2005 being 7.25%.
The cost of interest-bearing funds increased during 2005, to 2.98% on average. This was up from 2.21% during 2004. This increase reflects overall interest rate increases and competitive factors present in the Bank’s expanding market area. Management expects that the cost of funds will moderately increase during 2006, keeping in line with general increases in interest rates described above.
NONINTEREST INCOME
Total noninterest income was $457,062, compared with $435,850 in 2004. During 2005, the primary source of noninterest income was net gains of $160,927 on the origination and sale of six commercial loans totaling $2,277,000. During 2004, net gains of $187,239 were recorded on the origination and sale of three commercial loans totaling $3,312,000. Due to the intense competition for commercial loans in the Company’s market area, it may be difficult to generate gains of a similar magnitude from the sale of these types of loans in 2006.
For residential mortgages, the Company has an arrangement with an unaffiliated entity under which an employee of the Company meets with prospective borrowers, takes the mortgage application, and provides certain additional services before referring the applicant to that entity to complete the loan. The Company earns a fee from the entity for providing these mortgage processing services. This change allows the Company to offer a much wider range of mortgage programs and products to its customers, while reducing the overhead associated with the mortgage lending function. In 2005 and 2004, the Company recorded fee income for these services of $12,126 and $10,859.
Service charges on deposits totaled $141,814 in 2005 and $116,095 in 2004. The increase was due mainly to increases in the number of checking accounts. However, a significant number of customers keep balances in their deposit accounts sufficient to offset or waive many of the routine service charges. The biggest component of service charges on deposit accounts is non-sufficient fund (NSF) and overdraft charges, which contributed $87,368 and $69,865 in 2005 and 2004.
The largest components of “other” noninterest income are fee income from credit card and ATM programs, the rental of safe deposit boxes, and the sales of checks to depositors. Management expects that noninterest income will continue to increase as the Company increases in size and continues to increase the number of customers served.

37.

NONINTEREST EXPENSE
Total noninterest expense in 2005 was $3,988,413, an increase of $832,241 or 26.4% over the $3,156,172 in 2004. Major components of this increase include premises and equipment (an increase of $276,821, or 53.5% in 2005 when compared to 2004), salaries and employee benefits (which increased $236,073 or 14.1% over the prior year), professional fees (which increased $166,596, or 86.3% compared to the prior year), and data processing (a $56,972, or 23.0% increase).
Premises and equipment costs increased due to the Company leasing approximately 5,642 square feet of space for its office in Brecksville in October 2004 as well as leasing additional space in its main building in Medina in early 2004 to allow the lending department to be located in an office suite adjacent to the Company’s main office.
The increase in salaries and employee benefits in 2005 is mainly attributable to increased staffing related to the Brecksville location, including a Regional President for that location, as well as overall employee benefit cost increases. As a result of the elimination of the Company’s 2005 incentive compensation plan during the second quarter of 2005, comparisons between salaries and employee benefits expense for the years ended December 31, 2005 and 2004 have been impacted. In 2004, the incentive compensation plan expense was $78,431. The Company implemented a new incentive compensation plan in 2006 which is based on achieving Company-wide performance results and in which all employees are eligible to participate. Management expects the costs associated with this new plan to be comparable to that of prior years in which an incentive payment was earned.
Professional fees increased due to several factors, including quarterly retainer fees paid to non-employee directors on the Company’s Board of Directors and consulting fees for human resource matters.
Non-interest expense as a percentage of average assets increased to 3.25% in 2005, compared to 2.80% in 2004, and overhead compared to net interest income also increased to 79.9% in 2005, up from 77.4% in 2004. Total assets per employee increased to approximately $3,993,000 at December 31, 2005, compared to $3,620,000 at December 31, 2004. Also, the efficiency ratio increased slightly in 2005 to 73.15% from 69.90% in 2004. These changes are due to added staff and overhead associated with the Brecksville office.
PROVISION AND ALLOWANCE FOR LOAN LOSSES
The allowance for loan losses is maintained at a level considered by management to be adequate to cover probable incurred credit losses in the loan portfolio. Management’s determination of the appropriate provision for loan losses and the adequacy of the allowance for loan losses is based, in part, on the consideration of loss histories of other similar community financial institutions which management believes are representative of the probable expected loss experience of the Company. Other factors considered by management include the composition of the loan portfolio, economic conditions, the creditworthiness of the Company’s borrowers and other related factors. The provision for loan losses was $17,811 in 2005, compared with $1,324,764 in 2004, a decrease of $1,306,953. This decrease is due to

38.

several factors, primarily the charge-off of a significant loan relationship totaling $1,041,369 in 2004 as well as the reversal of $200,000 in 2005 of specific loan loss provisions that were reversed based on management’s assessment of the borrowers’ continuing improved financial performance, consecutive payments received in accordance with the contractual terms of their lending agreement and an increase in the value of the collateral securing the loan.
In 2005, loans totaling $83,971 were charged off and $1,881 was recorded as a recovery. During 2004, loans totaling $1,321,207 were charged off and $99,688 of that was recovered by year-end. At December 31, 2005, the allowance for loan losses was 1.39% of total loans, compared to 1.53% at year-end 2004. Management allocated approximately 91.4% of the total allowance at year-end to commercial loans, 3.3% to residential mortgage and home equity loans and 2.7% to consumer and credit card loans. At December 31, 2005, $40,961, or 2.6% of the allowance for loan losses was allocated to impaired loan balances. At December 31, 2005, eleven loans totaling $1,011,879 were in nonaccrual status, compared to nine loans totaling $1,114,668 at year-end 2004. $27,105 of the nonaccrual loans at year-end 2005 are guaranteed by the Small Business Administration, compared to $150,103 at year-end 2004. There were no other loans more than 90 days delinquent as of December 31, 2005 and 2004. Management believes the allowance for loan losses at December 31, 2005, is adequate to absorb probable losses in the loan portfolio.
LIQUIDITY
Liquidity refers to the ability to fund loan demand, meet deposit customers’ withdrawal needs and provide for operating expenses. As summarized in the Statement of Cash Flows, the main sources of cash flow are receiving deposits from customers and, to a lesser extent, proceeds from FHLB advances and borrowings, and repayment of principal and interest on loans and investments. The primary uses of cash are lending to borrowers and, secondarily, investing in securities and short-term interest-earning assets. Assets available to satisfy those needs include cash and due from banks, Federal funds sold, interest-bearing deposits in other banks, loans held for sale and available-for-sale securities. These assets are commonly referred to as liquid assets. Liquid assets were $14,644,383 at December 31, 2005, compared to $8,391,640 at the same date in 2004.
If additional liquidity is needed, the Company has several possible sources, including the sale of loans, purchasing federal funds, obtaining additional Federal Home Loan Bank advances, acquiring additional national market CDs or brokered deposits, and using surety bonds to secure public deposits. The Bank and Holding Company also can borrow under various lines of credit. At December 31, 2005, these credit facilities aggregated approximately $24,188,000 at the Bank and $4,000,000 at the Holding Company.
INTEREST RATE SENSITIVITY/GAP
In mid-2002, management believed that interest rates were at or near their low point, and began to change its strategy to position the balance sheet to benefit when rates would begin to increase. In implementing this strategy, management made more loans tied to the prime rate, which would reprice higher when rates started to rise, and, on the deposit side, emphasized

39.

longer-term CDs to lock in funding at the historically low rates. The immediate impact of this strategy was to give up some interest income, since variable rate loans are generally offered at a lower rate than fixed rate loans, and also to incur additional interest expense, since the Company had to pay depositors a higher rate to accept longer-term deposits.
In June of 2004, the Federal Reserve changed its outlook and had increased its target overnight Federal funds rate five times by year-end, by a total of 125 basis points, to 2.25%. As of December 31, 2004, $81,951,000 of assets and $65,847,000 of liabilities matured or could be repriced in one year. Thus, the one-year interest rate gap on the Company’s balance sheet was $16,104,000, or 124.5%, and remained in a strongly asset-sensitive position.
During 2005, the Federal Reserve continued to increase short-term interest rates, with a total of eight increases of 25 basis points each. As of December 31, 2005, the Fed funds rate was 4.25%.
The Company continued its asset-sensitive strategy during 2005, but has begun to moderate it somewhat. At year-end 2005 the Company had $82,065,000 of assets and $70,737,000 of liabilities maturing or repricing within one year, and the one-year interest rate gap was $11,328,000, or 116.0%.
This strategy has benefited the Company in the form of a higher net interest margin in late 2004 and throughout 2005.
Strategies that the Company can use to transition its balance sheet to a less asset-sensitive position as rates appear to be nearing their peak include emphasizing shorter-term deposits and other funding sources, and longer repricing intervals on new loans.
CAPITAL RESOURCES
Total shareholders’ equity at December 31, 2005 was $11,598,339, compared to $10,615,929 at December 31, 2004. The increase of $982,410 was the result of the net income for 2005 of $960,718, proceeds of $27,060 from the exercise of 1,100 stock options, and proceeds of $18,553 from the Employee Stock Purchase Plan, resulting in 607 shares issued, offset by a increase of $23,921 in the net unrealized losses on available for sale securities.
Banking regulators have established minimum capital ratios for banks and bank holding companies. Total risk-based capital is made up of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is total shareholders’ equity less any intangible assets. Tier 2 Capital is the allowance for loan losses (includible up to a maximum of 1.25% of risk-weighted assets), plus the qualifying portion of subordinated debt. Refer to Note 13 in the Company’s consolidated financial statements for a more complete discussion of risk-based capital. The Bank exceeded the applicable minimum regulatory capital requirements at December 31, 2005 and 2004, and was considered to be well-capitalized under the regulatory guidelines. Management intends to maintain the Bank’s well-capitalized status.
During 2005, $400,000 was downstreamed from the Holding Company to the Bank to maintain capital adequacy requirements. The Company has approximately $500,000 remaining as of

40.

December 31, 2005 from the common stock offering in 2004 to downstream to the Bank as paid in capital as needed to support the Bank’s capital requirements as it grows.
The Company has grown rapidly in its seven-year history, and continued rapid growth will require it to consider capital strategies to support that growth. In 2003, the Company obtained a line of credit through an unaffiliated financial institution. By borrowing against the line of credit and then investing the funds into the Bank as capital, the Bank is able to manage its capital ratios. Other strategies that the Company continues to evaluate include selling more stock, issuing trust preferred securities, or additional borrowing.
Restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances, as discussed in Note 13. No cash or other dividends were declared or paid during the periods ended December 31, 2005 and 2004. Management does not expect the Company to pay cash dividends in the foreseeable future. Management believes that the capital that would be used to pay dividends is more effectively invested in the continuing growth of the Company.
As of December 31, 2005, management is not aware of any current recommendations by the banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Company’s liquidity, capital resources or operations.
CRITICAL ACCOUNTING POLICIES
The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and recoveries and decreased by charge-offs. Management estimates the allowance balance by considering the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Loan losses are charged against the allowance when management believes the loan balance cannot be collected. Management considers various factors, including portfolio risk, economic environment and loan delinquencies, when determining the level of the provision for loan losses. Loan quality is monitored on a monthly basis by management and at least twice annually by an independent third party. Given the fact that the Company began operations in 1998, there is not ample historical data on the loan portfolio to identify consistent or significant trends in loan losses.
CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS
The following table presents, as of December 31, 2005, significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts, hedge basis adjustments, or other similar adjustments.

41.

Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

	Note
(Dollars in thousands)	Reference	2006	2007	2008	2009	2010	Thereafter
Deposits without maturity	6						$52,231
Time deposits	6	$18,497	$12,349	$8,692	$2,060	$5,445	—
FHLB advances and other borrowings	7	—	—	—	2,500	1,000	—
Operating leases	5	405	413	377	164	168	658
Note 11 to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exist under those agreements. Examples of these commitments and contingencies include commitments to extend credit to borrowers under lines of credit and employment agreements between the Company and certain of its executive officers.
At December 31, 2005, the Company had no unconsolidated, related special purpose entities, nor did it engage in derivatives and hedging contracts, such as interest rate swaps, that may expose it to liabilities greater than the amounts recorded on the consolidated balance sheet. The Company’s investment policy prohibits engaging in derivatives contracts for speculative trading purposes; however, in the future, management may pursue certain contracts, such as interest rate swaps, in the effort to execute a sound and defensive interest rate risk management policy.
IMPACT OF INFLATION AND CHANGING PRICES
The majority of assets and liabilities of the Company are monetary in nature and therefore the Company differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital in order to maintain an appropriate equity to assets ratio. Inflation significantly affects noninterest expense, which tends to rise during periods of general inflation. Management believes the most significant impact on financial results is the Company’s ability to react to changes in interest rates. Management seeks to maintain a fairly balanced position between interest rate sensitive assets and liabilities and to actively manage the balance sheet in order to protect against the effects of wide interest rate fluctuations on net income and shareholders’ equity.
SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002
As of December 31, 2007, Western Reserve Bancorp, Inc. will be required to be in compliance with Section 404 of the Sarbanes Oxley Act of 2002. On September 21, 2005, this deadline was extended from December 31, 2006 by the Securities and Exchange Commission. This rule requires that management certify that its internal controls over financial reporting are designed

42.

properly and operating effectively. This will require management to identify significant internal controls that affect financial reporting, document those controls, and test their effectiveness. The Company’s external auditing firm, Crowe Chizek and Company LLC, will be required to issue an opinion on management’s representations about the effectiveness of its internal controls. This project will require the Company to devote significant resources, both in terms of time and effort by management and staff, as well as financial resources to obtain specialized software, additional work to be done by the Company’s internal auditing firm, project management assistance from outside sources, and additional auditing costs. Management estimates that the additional financial costs (excluding management time) will be in excess of $100,000 between 2005 and 2007. The Company has recorded approximately $9,600 of expense related to this project as of December 31, 2005. With the extension of the deadline, the majority of the remaining expenses will be incurred in 2007.
FORWARD LOOKING STATEMENTS
Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms “anticipates,” “plans,” “expects,” “believes,” and similar expressions as they relate to the Company or its management are intended to identify such forward looking statements. The Company’s actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, the interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

43.

BOARD OF DIRECTORS (1)

P.M. Jones	Edward J. McKeon
Chairman	President and Chief Executive Officer
Western Reserve Bancorp, Inc. and	Western Reserve Bancorp, Inc. and
Western Reserve Bank	Western Reserve Bank
Medina, Ohio	Medina, Ohio

Roland H. Bauer	Rory H. O’Neil
President and Chief Executive Officer	President
The Cypress Companies	Quetzal Corp.
Akron, Ohio	Westfield Center, Ohio

Bijay K. Jayaswal, M.D.	Michael R. Rose
Physician, Cardiology	President
Medina, Ohio	Washington Properties, Inc.
Medina, Ohio

Ray E. Laribee	Glenn M. Smith
Attorney	Retired President
Laribee & Hertrick	Smith Bros., Inc.
Medina, Ohio	Medina, Ohio

C. Richard Lynham	Thomas A. Tubbs
President and Owner	C.E.O.
Harbor Castings, Inc.	Tubbs Financial
North Canton, Ohio	Akron, Ohio

R. Hal Nichols
Chairman and Manager
Austin Associates, LLC
Toledo, Ohio

(1)All are Directors of Western Reserve Bancorp, Inc. and Western Reserve Bank
BRECKSVILLE ADVISORY BOARD

Victoria J. Burns	Rex Mack
Realtor, Realty One Real Living	Senior Financial Advisor
Merrill Lynch

Louis N. Carouse, Jr.	ReJean Schulte, Ph.D.
Member, Brecksville City Council	Associate Professor, Cuyahoga Community College

Steve Karas	Michael R. Torchia
Area President, Republic Waste Services	President & Owner, The Realty Store, LLC

44.

EXECUTIVE OFFICERS—WESTERN RESERVE BANCORP, INC.
Edward J. McKeon, President and Chief Executive Officer
Brian K. Harr, Senior Vice President
Cynthia A. Mahl, Senior Vice President, Corporate Secretary and Treasurer
EXECUTIVE OFFICERS—WESTERN RESERVE BANK
Edward J. McKeon, President and Chief Executive Officer
Brian K. Harr, Senior Vice President and Senior Lender
Cynthia A. Mahl, Senior Vice President, Chief Financial Officer and Senior Operations Officer
TRANSFER AGENT, REGISTRAR & DIVIDEND AGENT
Western Reserve Bank
4015 Medina Road, Suite 100
P.O. Box 585
Medina, Ohio 44258-0585
(330) 764-3131 or (866) 633-4622
STOCK INFORMATION
The Company’s common stock was held by approximately 542 holders of record as of December 31, 2005. During 2005, the Company enlisted the services of Howe Barnes Investments to begin making a market in the Company’s shares of stock. Howe Barnes Investments is a ninety year old Chicago based investment firm that specializes in the research and trading of small and medium sized community bank stocks. The Company’s shares are quoted on the OTC “Pink Sheets” under the symbol WRBO. The quoted price of the Company’s stock is expected to change over time, dependent primarily upon the supply and demand for the shares. Shareholders and other interested parties may contact Lou Coines at Howe Barnes Investments at 1-800-800-4693 or their broker with any inquiries regarding buying or selling shares of Western Reserve Bancorp, Inc. Management believes this arrangement will provide shareholders with improved liquidity of their shares.
ANNUAL REPORT ON FORM 10-KSB
A copy of the Company’s 2005 Annual Report on Form 10-KSB filed with the Securities and Exchange Commission is available to shareholders without charge. To obtain a copy, direct your request to Cynthia A. Mahl, Senior Vice President and CFO, Western Reserve Bancorp, Inc. P.O. Box 585, Medina, OH 44258-0585. You may also access the report at www.sec.gov or through Western Reserve Bank’s web site at www.westernreservebank.com.
ANNUAL MEETING
The Annual Shareholders’ Meeting will be held Wednesday, April 26, 2006, at 9:00 a.m. at Fox Meadows Country Club (Weymouth Ballroom), 3946 Weymouth Road (Route 3), Medina, Ohio 44256.