Form 10KSB, Exhibit 13
period 2006-12-31
WESTERN RESERVE BANCORP INC
filed 2007-03-29
CIK 1051473

Exhibit 13
WESTERN RESERVE BANCORP, INC.
Medina, Ohio
ANNUAL REPORT
December 31, 2006

WESTERN RESERVE BANCORP, INC.
Medina, Ohio
ANNUAL REPORT
December 31, 2006
Cover design by Renée W. Gareau, Zinnias Design Studio, Berea, Ohio 440-239-2437.

Dear Fellow Shareholder:
This past year ended on the same note as each of its quarters. That is, overall, it was a very positive period in our bank’s history.
As you probably know, we seldom pursue the same approach as the rest of the banking industry. During 2006, we contend our actions seem to have paid off. Let me elaborate.
•	We took a different route in the past few years with regard to interest rate management and during 2006 that was successful, as our interest rate margin remained strong while a great portion of banks struggled with compressed margins.

•	With regard to our large loan loss in 2004, we again diverged from the direction taken by the other banks involved in that situation. The results were well beyond expectations. While we see no evidence that the other banks have encountered much success in the collection process, we have collected 44% of our direct loan.

•	The entrance of large banks into the small business lending arena reached a crescendo during 2006 with many banks using imprudent pricing and structure to attract loan business. We believe that the approach taken by the banks using these tactics is short-sighted. It is an effort to show present day growth at the risk of future negative ramifications. The problem comes down to economic growth being a fraction of the projected loan growth of banks. Let me put it another way. If the area’s economy is projected to grow at 2% and all the banks are projecting 10% in loan growth, there will be problems as a result of the competitive frenzy. We did not participate in that scenario which helped maintain our margin and we believe protected us from future financial damage. While our strategy slowed our loan growth to a standstill, we do not believe in growing today just to pay dearly tomorrow.

•	We aggressively pursued a new concept called Remote Deposit Capture. We first applied this process at our bank and are now rolling it out to our business customers. This product allows our business customers, instead of driving to the bank to make check deposits, to run the checks through a sorter/reader which transmits images of the checks to Western Reserve Bank. We hope that this new product will allow our customers situated remotely from us to make deposits right into our bank without leaving their office. Since we are never going to have a large branch network, this allows us to serve customers without normal geographic limitations.
In fact, a number of major issues were resolved in our favor during 2006, presenting us with a challenge this year to exceed last year’s results. However, we are encouraged that the growth of the raw earning power of both our Brecksville and Medina teams will contribute significantly to another successful year.

1.

On another note, we are asking for your approval to increase the number of authorized but unissued shares from 750,000 shares to 1,500,000 shares. Our recent stock split used 114,000 shares and if we want to do it again in the future we do not want to be constrained (we only have 50,000 shares left). In addition, if we ever wanted to expand by acquiring another financial institution, the extra shares may be an essential ingredient. Although neither of these situations is presently in our plans, “Occasionally, something happens,” as P.M. Jones, our Chairman, often quotes.
It is very difficult to adequately describe the above items in one paragraph each. That is why we hope to see you at the annual meeting and to discuss these issues as well as your other areas of interest in more detail. Let me emphasize something. Whereas many companies dread questions from their owners, we are comfortable fielding them all. If you want a question asked, but are uneasy speaking in a public forum, feel free to bring it to the attention of any director or member of our bank team before the meeting (there will be a half hour set aside before the meeting starts). They will pass the question on and we can discuss it for all to hear.
TOWARD THAT END, PLEASE NOTE THAT IN ORDER TO MAKE THE ANNUAL MEETING ACCESSIBLE TO MORE OF OUR SHAREHOLDERS WE ARE HOLDING IT IN THE EVENING. THE DETAILS ARE BELOW:

DATE:	Wednesday, April 25, 2007

TIME:	Hors d’oeuvres and beverages will be available at 6:00 p.m.
The meeting will begin at 6:30 p.m.
Hors d’oeuvres and beverages will also be available after the meeting if shareholders wish to converse with directors, officers or employees of the bank.

LOCATION:	Blue Heron Banquet & Conference Center *
3227 Blue Heron Trace
Medina, Ohio

GUESTS:	If your stock is in your name only, please feel free to bring a guest. We only ask that you RSVP to Karen at 330-764-3131 and let us know so that we can prepare sufficient refreshments for all.
Sincerely,
Edward J. McKeon
President & CEO

* Directions: From I-71 go West on Rt. 18 to River Styx Road. Turn South and go approximately 2 1/2 miles to Rt. 162 (Sharon Copley Road). Turn left, go about 400 ft. and turn left onto Blue Heron Trace. The conference center is at the top of the hill on the left. If you need any further directions, please call us at 330-764-3131.

2.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Western Reserve Bancorp, Inc.
Medina, Ohio
We have audited the accompanying consolidated balance sheets of Western Reserve Bancorp, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Reserve Bancorp, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
As discussed in Note 1, the Company adopted Staff Accounting Bulletin 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” and accordingly adjusted assets at the beginning of 2006, with an offsetting adjustment to the opening balance of retained earnings.
Crowe Chizek and Company LLC
Cleveland, Ohio
March 17, 2007

3.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005

	2006	2005
ASSETS
Cash and due from financial institutions	$2,923,863	$2,228,258
Federal funds sold and other short-term funds	15,172,614	5,114,748

Cash and cash equivalents	18,096,477	7,343,006
Interest-bearing deposits in other banks	2,200,000	—
Securities available for sale	10,964,783	7,301,377
Restricted stock	568,800	537,200
Loans	110,149,244	111,189,355
Allowance for loan losses	(1,588,217)	(1,541,654)

Loans, net	108,561,027	109,647,701
Premises and equipment, net	1,237,761	1,303,921
Bank owned life insurance	1,092,473	559,555
Foreclosed assets	265,000	—
Accrued interest receivable and other assets	1,129,092	1,091,243

	$144,115,413	$127,784,003

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Noninterest-bearing	$16,115,340	$12,899,265
Interest-bearing	111,143,783	99,388,145

Total deposits	127,259,123	112,287,410
Federal Home Loan Bank advances	3,500,000	3,500,000
Accrued interest payable and other liabilities	424,897	398,254

Total liabilities	131,184,020	116,185,664

Shareholders’ equity
Common stock, no par value, $1 stated value 750,000 shares authorized, 573,277 and 571,523 shares issued and outstanding as of December 31, 2006 and December 31, 2005	573,277	457,331
Additional paid-in capital	9,572,861	9,528,376
Retained earnings	2,770,693	1,639,369
Accumulated other comprehensive income (loss)	14,562	(26,737)

Total shareholders’ equity	12,931,393	11,598,339

	$144,115,413	$127,784,003

See accompanying notes to consolidated financial statements.

4.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2006 and 2005

	2006	2005
Interest and dividend income
Loans, including fees	$8,944,929	$7,633,389
Securities:
Taxable	209,046	52,388
Tax exempt	56,411	13,750
Dividends on restricted stock	32,007	27,007
Federal funds sold and other short-term funds	589,873	201,977

	9,832,266	7,928,511

Interest expense
Deposits	4,150,145	2,821,865
Federal Home Loan Bank advances and other debt	126,950	111,675

	4,277,095	2,933,540

Net interest income	5,555,171	4,994,971

Provision (credit) for loan losses	(40,230)	17,811

Net interest income after provision (credit) for loan losses	5,595,401	4,977,160

Noninterest income
Service charges on deposit accounts	173,339	141,814
Net gains on sales of loans	20,085	160,927
Gain on sale of credit card portfolio	28,500	—
Other	174,283	154,321

	396,207	457,062

Noninterest expense
Salaries and employee benefits	2,108,212	1,908,367
Premises and equipment	833,504	793,822
Marketing and advertising	132,448	106,009
Data processing	324,282	304,966
Professional fees	299,595	359,562
Taxes other than income and payroll	117,951	100,384
Supplies, printing and postage	77,575	78,303
Community relations and contributions	88,674	67,452
Other	295,956	269,548

	4,278,197	3,988,413

Income before income taxes	1,713,411	1,445,809

Income tax expense	562,245	485,091

Net income	$1,151,166	$960,718

Earnings per share:
Basic	$2.01	$1.68
Diluted	$1.93	$1.63
See accompanying notes to consolidated financial statements.

5.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2006 and 2005

				Accumulated
		Additional		Other	Total
	Common	Paid-In	Retained	Comprehensive	Shareholders’
	Stock	Capital	Earnings	Income (Loss)	Equity
Balance, January 1, 2005	$455,624	$9,484,470	$678,651	$(2,816)	$10,615,929

Comprehensive income:
Net income	—	—	960,718	—	960,718
Change in unrealized net gain (loss) on securities available for sale, net of tax	—	—	—	(23,921)	(23,921)

Total comprehensive income					936,797
Exercise of stock options (1,100 shares)	1,100	22,900	—	—	24,000
Tax benefit related to exercise of stock options	—	3,060	—	—	3,060
Common stock issued (607 shares) under Employee Stock Purchase Plan	607	17,946	—	—	18,553

Balance, December 31, 2005	457,331	9,528,376	1,639,369	(26,737)	11,598,339

Cumulative adjustment related to SAB 108 adoption	—	—	99,231	—	99,231
Comprehensive income:
Net income	—	—	1,151,166	—	1,151,166
Change in unrealized net gain (loss) on securities available for sale, net of tax	—	—	—	41,299	41,299

Total comprehensive income					1,192,465
Five-for-four stock split	114,270	—	(114,270)	—	—
Cash paid in lieu of fractional shares	—	—	(4,803)	—	(4,803)
Stock-based compensation expense	—	2,933	—	—	2,933
Exercise of stock options (1,000 shares)	1,000	16,600	—	—	17,600
Tax benefit related to exercise of stock options	—	4,556	—	—	4,556
Common stock issued (676 shares) under Employee Stock Purchase Plan	676	20,396	—	—	21,072

Balance, December 31, 2006	$573,277	$9,572,861	$2,770,693	$14,562	$12,931,393

See accompanying notes to consolidated financial statements.

6.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities
Net income	$1,151,166	$960,718
Adjustments to reconcile net income to net cash from operating activities:
Provision (credit) for loan losses	(40,230)	17,811
Depreciation	172,384	176,162
Net amortization of securities	(103,956)	1,010
Stock-based compensation	2,933	—
Loans originated for sale	(1,131,200)	(2,895,284)
Proceeds from sales of loan originations	1,151,285	2,438,053
Gains on sales of loans and credit card sale	(48,585)	(160,927)
Loss on disposal of fixed assets	1,594	—
Federal Home Loan Bank stock dividends	(17,800)	(14,000)
Increase in cash surrender value of bank owned life insurance	(32,918)	(22,534)
Net change in other assets and other liabilities	(83,601)	355,801

Net cash from operating activities	1,021,072	856,810

Cash flows from investing activities
Available for sale securities:
Purchases	(9,010,094)	(6,796,807)
Maturities, prepayments and calls	5,513,219	662,862
Purchase of restricted stock	(13,800)	(46,000)
Net increase in interest-bearing deposits in other banks	(2,200,000)	—
Net decrease (increase) in loans	862,257	(5,667,197)
Purchases of premises and equipment	(107,818)	(108,835)
Acquisition of other real estate owned	(135,000)	—
Proceeds from sale of credit card portfolio	313,497	—
Purchases of bank owned life insurance	(500,000)	—

Net cash from investing activities	(5,277,739)	(11,955,977)

Cash flows from financing activities
Net increase in deposits	14,971,713	10,460,441
Proceeds from Federal Home Loan Bank advances	—	1,000,000
Proceeds from issuance of common stock under Employee Stock Purchase Plan	21,072	18,553
Proceeds and income tax benefit from exercise of stock options	22,156	27,060
Cash paid for fractional shares	(4,803)	—

Net cash from financing activities	15,010,138	11,506,054

Change in cash and cash equivalents	10,753,471	406,887
Cash and cash equivalents at beginning of period	7,343,006	6,936,119

Cash and cash equivalents at end of period	$18,096,477	$7,343,006

Supplemental cash flow information:
Interest paid	$4,278,651	$2,897,289
Income taxes paid (refunded)	617,000	(26,090)

Supplemental disclosure of noncash investing activities:
Non cash transfer from loans to other real estate owned	$130,000	$—
Non cash transfer from loans originated for sale to loans	—	868,993
See accompanying notes to consolidated financial statements.

7.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation: The consolidated financial statements include Western Reserve Bancorp, Inc. and its wholly-owned subsidiary, Western Reserve Bank (“the Bank”), together referred to as “the Company.” Significant intercompany transactions and balances are eliminated in consolidation.
Nature of Operations: Western Reserve Bancorp, Inc. is a one-bank holding company. Its subsidiary, Western Reserve Bank, is a state-chartered commercial bank with full-service locations in Medina and Brecksville, Ohio and two satellite offices in retirement communities in Medina, engaged in the single business of commercial banking. It offers a full range of traditional banking services to consumers and businesses located primarily in Medina, Cuyahoga and surrounding counties. Services offered include commercial, real estate, home equity and consumer loans, as well as deposit products such as checking accounts, savings and money market accounts, certificates of deposit and individual retirement arrangements. The Bank commenced operations on November 6, 1998.
Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and related disclosures, and future results could differ. The allowance for loan losses, benefit plan accruals and the fair value of other financial instruments are particularly subject to change.
Cash and Cash Equivalents: Cash and cash equivalents include cash, deposits with other financial institutions with no stated maturity or a maturity under 90 days and federal funds sold. Net cash flows are reported for loan and deposit transactions, other assets and other liabilities and short term borrowings.
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
December 31, 2006 and 2005
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Concentrations of Credit Risk: The Company grants loans primarily to customers in Medina, Cuyahoga and contiguous counties. At December 31, 2006, the composition of the loan portfolio is approximately 62.5% commercial real estate loans, 26.3% other commercial loans, 7.1% home equity loans, 1.1% residential mortgage and construction loans and 3.0% consumer and other loans. At December 31, 2006, approximately 0.6% of the total loan portfolio was unsecured. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.
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
Loans Held for Sale: Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value, on an aggregate basis. Mortgage loans are generally sold with servicing rights released.
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
A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage and consumer loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are
(continued)

9.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
delayed, typically 90 days or more, or when it is probable that all principal and interest amounts will not be collected according to the original terms of the loan.
Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
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
Restricted Stock: The Bank is a member of the Federal Home Loan Bank (FHLB) system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. The Bank is also a member of and owns stock in the Federal Reserve Bank. The Company also owns stock in Bankers Bancshares Inc., an institution that provides correspondent banking services to community banks. Stock in these institutions is classified as restricted stock, is carried at cost, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.
Company-Owned Life Insurance: The Company has purchased life insurance policies on three key executives. Company-owned life insurance is recorded at its cash surrender value which represents the amount that can be realized.
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
December 31, 2006 and 2005
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.
Retirement Plans: Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.
Earnings per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.
Stock Split: All share and per share amounts have been adjusted to reflect a five-for-four stock split as of September 22, 2006 for shareholders of record as of September 5, 2006. A total of 114,270 new shares were issued and cash of $4,803 was paid for 141 fractional shares.
Stock Compensation: Prior to January 1, 2006, the Company accounted for stock-based compensation expense using the intrinsic value method as set forth in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and as permitted by Financial Accounting Standard (FAS) 123 “Accounting for Stock-Based Compensation.” No compensation cost for stock options was reflected in net income for 2005, as all options granted had an exercise price equal to the market price of the underlying common stock at date of grant.
On January 1, 2006, the Company adopted FAS 123(R), “Share-based Payment,” (the revised version of FAS 123) which requires measurement of compensation cost for all stock-based awards based on the grant-date fair value and recognition of compensation cost over the requisite service period of stock-based awards, which is usually the same as the period over which the options vest. The fair value of stock options is determined using the Black-Scholes valuation model, which is consistent with the Company’s valuation methodology previously utilized for options in footnote disclosures required under FAS 123. The Company has adopted FAS 123(R) using the modified prospective method, which provides for no retroactive application to prior periods and no cumulative adjustment to equity accounts. It also provides for expense recognition, both for new and existing stock-based awards, as the required services are rendered. FAS 123(R) also amends FAS 95, “Statement of Cash Flows,” and requires tax benefits relating to excess stock-based compensation deductions be presented in the statement of cash flows as financing cash inflows.
The adoption of FAS 123(R) had the following impact on reported amounts compared with amounts that would have been reported using the intrinsic value method under previous accounting.
(continued)

11.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	December 31, 2006
	Using
	Previous	FAS 123(R)	As
	Accounting	Adjustments	Reported
Income before income taxes	$1,716,344	$(2,933)	$1,713,411
Income taxes	563,242	997	562,245

Net income	$1,153,102	$(1,936)	$1,151,166

Basic earnings per share	$2.02	$(0.01)	$2.01
Diluted earnings per share	$1.93	$—	$1.93
The following table illustrates the effect on the prior year comparable net income and earnings per share if expense had been measured using the fair value recognition provisions of FAS 123, “Accounting for Stock-Based Compensation.”

	December 31, 2005
			Pro Forma as
	As	Pro Forma	if under
	Reported	Adjustments	FAS 123
Income before income taxes	$1,445,809	$(3,293)	$1,442,516
Income taxes	485,091	1,120	483,971

Net income	$960,718	$(2,173)	$958,545

Basic earnings per share	$1.68	$—	$1.68
Diluted earnings per share	$1.63	$(0.01)	$1.62
Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.
Adoption of New Accounting Standards: Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-based Payment.” See “Stock Compensation” above for further discussion of the effect of adopting this standard.
In 2005, the Financial Accounting Standards Board (FASB) issued FAS 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” This Statement is effective for accounting changes and corrections of errors made after January 1, 2006. This statement applies to voluntary changes in accounting principle and requires
(continued)

12.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
retrospective application of the new accounting principle to prior period financial statements.
The adoption of this standard did not have a material effect on the Company’s financial statements.
In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” This SAB provides guidance on how the effects of prior year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB No. 108 is effective for fiscal years ending after November 15, 2006. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB 108, are to be recorded upon initial adoption of SAB 108. The amount so recorded is shown as a cumulative effect adjustment recorded in opening retained earnings as of January 1, 2006. The Company applied the SAB 108 cumulative catch-up treatment for certain direct loan origination costs which had previously been expensed as incurred rather than deferred and then amortized over the life of the loan. The adjustment had accumulated since the Company’s inception in 1998, and management determined than no prior period’s net income had been materially misstated. The cumulative adjustment resulted in an increase to loans for the estimated deferred loan origination costs of $150,000, with a $99,000 increase to beginning retained earnings, net of a decrease to deferred federal income taxes included in other assets of $51,000.
Effect of Newly Issued But Not Yet Effective Accounting Standards: In February 2006, the FASB also issued FAS 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.” This Statement changes the accounting for various derivatives and securitized financial assets. This Statement will be effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of 2007. Management does not expect the adoption of this standard to have a material impact on the Company’s financial statements.
In March 2006, the FASB issued FAS 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140,” which changes the accounting for all loan servicing rights which are recorded as the result of selling a loan where the seller undertakes an obligation to service the loan, usually in exchange for compensation. FAS 156 amends current accounting guidance by permitting the servicing right to be recorded initially at fair value and also permits the subsequent reporting of these assets at fair value. FAS 156 is effective
(continued)

13.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
beginning January 1, 2007. Management does not expect the adoption of this standard to have a material impact on the Company’s financial statements.
In July 2006, the FASB issued Financial Accounting Standards Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FAS 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management does not believe that this standard will have a material impact on the Company’s financial statements.
In July 2006, the Emerging Issues Task Force (“EITF”) of FASB issued a draft abstract for EITF Issue No. 06-04, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangement.” This draft abstract from EITF reached a consensus that for an endorsement split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits in accordance with FAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” The Task Force concluded that a liability for the benefit obligation under FAS 106 has not been settled through the purchase of an endorsement type life insurance policy. In September 2006, FASB agreed to ratify the consensus reached in EITF Issue No. 06-04. This new accounting standard will be effective for fiscal years beginning after December 15, 2007. At December 31, 2006, the Company owned no life insurance policies subject to endorsement split-dollar life insurance arrangements. Thus, management does not believe that the adoption of EITF Issue No. 06-4 will have a material impact on the Company’s financial statements.
In September 2006, FASB issued FAS 157, “Fair Value Measurements.” FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management does not expect that the adoption of this standard will have a material impact on the Company’s financial statements.
In September 2006, FASB issued Financial Accounting Standard 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 07, 08, 106 and 132(R).” FAS 158 requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare and other postretirement plans in their financial statements. FAS 158 requires an employer to (a) recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, (b) measure a plan’s assets and its obligations that determine its funded status at the end of the employer’s fiscal year and (c) recognize changes in the funded status of a defined postretirement plan in the year in which the changes occur. Those changes will be reported in the comprehensive income of a business entity. The requirement to recognize the funded
(continued)

14.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006, for publicly traded companies. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. Management does not expect that the adoption of this standard will have a material effect on the Company’s financial statements since the Company does not have a defined benefit plan.
In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance). This issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the issue discusses whether the cash surrender value should be discounted when the policyholder is contractually limited in its ability to surrender a policy. This issue is effective for fiscal years beginning after December 15, 2006. The Company does not believe the adoption of this issue will have a material impact on the financial statements.
Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.
Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $308,000 and $310,000 was required to meet regulatory reserve and clearing requirements at year-end 2006 and 2005. These balances do not earn interest. Also included in cash and cash equivalents at year-end 2006 was approximately $188,000 required to be on deposit with Great Lakes Bankers Bank as a compensating balance for correspondent banking services. Additionally, the Company was required to maintain a deposit account at another financial institution with a twelve-month average collected balance of $750,000 as part of the conditions for renewal of a line of credit more fully described in Note 7.
Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to shareholders. See Note 13 for more specific disclosures related to the Bank. Additionally, as part of the conditions for renewal of a line of credit with another financial institution more fully described in Note 7, the Company may, over the life of the loan agreement, declare or pay dividends subject to an aggregate limit of $100,000.
(continued)

15.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
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
NOTE 2 – ORGANIZATION
Western Reserve Bancorp, Inc. was incorporated under the laws of the State of Ohio on February 27, 1997. The Company initially sold 400,334 shares of common stock (all share and per share amounts are restated for the five-for-four stock split in September 2006) at a price of $16.00 per share resulting in proceeds, net of offering costs, of approximately $6,368,000. A substantial portion of the proceeds of the offering were used by the Company to provide the initial capitalization of the Bank which occurred in November 1998, at which time the Bank began operations.
During 2000, the Company sold an additional 84,731 shares of common stock at $18.40 to $20.00 per share resulting in proceeds, net of offering costs, of approximately $1,577,000. In 2004, the Company completed a third stock offering and sold 83,277 shares of common stock at $24.00 per share, resulting in proceeds, net of offering costs, of $1,968,205.
(continued)

16.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 3 — SECURITIES
The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

		Gross	Gross
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
2006
U.S. Government-sponsored enterprises	$2,018,404	$—	$(6,596)
Mortgage-backed	4,470,140	22,847	(10,163)
Municipal	4,476,239	25,787	(9,811)

	$10,964,783	$48,634	$(26,570)

2005
U.S. Government-sponsored enterprises	$1,012,221	$—	$(10,954)
U.S. Treasury	4,901,067	—	—
Mortgage-backed	772,822	620	(12,564)
Municipal	615,267	—	(17,613)

	$7,301,377	$620	$(41,131)

The fair values of debt securities at year-end 2006 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

Due in one year or less	$520,910
Due from one to five years	1,200,274
Due from five to ten years	1,697,133
Due from ten to fifteen years	3,076,326
Mortgage-backed	4,470,140

$10,964,783

No securities were sold during 2006 or 2005. At year-end 2006 and 2005, securities with carrying values of $3,217,000 and $983,000 were pledged to secure public deposits, borrowings and for other purposes as required or permitted by law.
Securities with continuous unrealized losses at December 31, 2006 were as follows:

	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss
U.S. Government-sponsored enterprises	$—	$—	$768,404	$(6,596)	$768,404	$(6,596)
Mortgage-backed	225,859	(1,086)	349,085	(9,077)	574,944	(10,163)
Municipal	—	—	625,301	(9,811)	625,301	(9,811)

Total	$225,859	$(1,086)	$1,742,790	$(25,484)	$1,968,649	$(26,570)

(continued)

17.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 3 — SECURITIES (Continued)
As of December 31, 2005, there were three mortgage-backed securities with a fair value of $300,966 with total unrealized losses of $10,371 that had been in an unrealized loss position for more than 12 months. No other securities had been in a continuous unrealized loss position for more than 12 months.
Unrealized losses on debt securities issued by U.S. government enterprises and municipalities as of December 31, 2006 have not been recognized into income because the issuer’s securities are of high credit quality, management has the intent and ability to hold for the foreseeable future and the unrealized losses are largely attributable to changes in market interest rates. Timely repayment of principal and interest on mortgage-backed securities is guaranteed by the issuer therefore unrealized losses on these securities have not been recognized into income.
NOTE 4 — LOANS
Loans at year-end were as follows:

	2006	2005
Commercial business	$28,987,234	$28,392,851
Commercial real estate	66,570,136	65,367,133
Commercial construction	2,214,763	4,465,089
Home equity	7,860,647	9,589,660
Residential mortgage and construction	1,226,016	917,565
Consumer installment	3,261,615	2,108,230
Credit card and other	28,833	348,827

	$110,149,244	$111,189,355

Activity in the allowance for loan losses was as follows:

	2006	2005
Beginning balance	$1,541,654	$1,605,933
Provision (credit) for loan losses	(40,230)	17,811
Loans charged off	(148,881)	(83,971)
Recoveries	235,674	1,881

Ending balance	$1,588,217	$1,541,654

At December 31, 2006 and 2005, there were $1,698,377 and $1,011,879 loans in nonaccrual status. There were no other loans more than 90 days past due.
(continued)

18.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 4 — LOANS (Continued)
Loans individually considered impaired were as follows:

	2006	2005
Year-end loans with no allocated allowance for loan losses	$1,336,886	$945,029
Year-end loans with allocated allowance for loan losses	361,491	66,850

	$1,698,377	$1,011,879

	2006	2005
Amount of the allowance for loan losses allocated	$136,490	$40,961
Average of impaired loans during the year	1,324,280	1,088,110
Interest income recognized during impairment	—	—
Cash-basis interest income recognized	32,584	—
Loans to principal officers, directors and their affiliates in 2006 were as follows:

Beginning balance	$907,687
New loans	870,675
Repayments	(908,273)

Ending balance	$870,089

NOTE 5 — PREMISES AND EQUIPMENT, NET
Year-end premises and equipment were as follows:

	2006	2005
Leasehold improvements	$1,198,353	$1,198,353
Furniture and equipment	969,757	947,318
Construction in process	5,625	—

	2,173,735	2,145,671
Less accumulated depreciation	(935,974)	(841,750)

	$1,237,761	$1,303,921

The Company’s main facility is leased under an operating lease from a member of the Board of Directors. The lease term is ten years, with two five-year renewal options. In 2002, the Company leased additional space in an adjacent building from the same Director. Due to expansion of the Bank’s lending division, the Company leased additional space adjacent to the
(continued)

19.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 5 — PREMISES AND EQUIPMENT, NET (Continued)
main facility in February 2004, also from this same Director. Rent expense for these facilities was $250,246 in 2006 and $248,368 in 2005.
In October 2004, the Company entered into an operating lease agreement with an unrelated entity for its new Brecksville location with a term of ten years, with two five-year renewal options. Rent expense for the Brecksville location was $154,712 and $151,678 in 2006 and 2005, respectively.
At December 31, 2006, the total estimated future minimum rental payments under the leases are as follows:

2007	$413,053
2008	377,213
2009	164,181
2010	167,465
2011	170,814
Thereafter	487,222

$1,779,948

NOTE 6 — DEPOSITS
At year-end, total interest-bearing deposits are as follows:

	2006	2005
Interest-bearing demand	$7,859,550	$6,300,341
Savings	35,655,449	28,009,939
Money market	22,872,733	17,920,336
Time under $100,000	26,049,710	28,241,158
Time $100,000 and over	18,706,341	18,916,371

	$111,143,783	$99,388,145

Deposits of $100,000 or more were $67,896,203 and $54,800,464 at year-end 2006 and 2005.
Scheduled maturities of time deposits were as follows:

2007	$25,899,102
2008	9,434,118
2009	2,635,236
2010	5,197,556
2011	1,483,542
Thereafter	106,497

$44,756,051

(continued)

20.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 6 — DEPOSITS (Continued)
At year-end 2006 and 2005, there were $9,605,366 and $14,658,979 in national market certificates of deposit, primarily in amounts of $99,000.
Deposits from principal officers, directors and their affiliates at year-end 2006 and 2005 were $1,408,584 and $1,245,515.
NOTE 7 — FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS
Advances from the Federal Home Loan Bank were as follows:

	December 31,	December 31,
	2006	2005
Maturing March 2009, fixed rate advance at 3.25%	$2,500,000	$2,500,000
Maturing April 2010, fixed rate advance at 4.57%	1,000,000	1,000,000

	$3,500,000	$3,500,000

Interest is payable monthly, and the principal is payable at maturity, with prepayment penalties for early payment. The advances are collateralized by $5,250,000 of first mortgage loans and $324,500 of FHLB stock under a blanket lien arrangement.
In 2003, the Company entered into a line of credit agreement with another financial institution to obtain funding to provide capital to the Bank as needed. In June 2005, the line was renewed and modified, with a new maturity date of June 30, 2007. The total amount was increased to $4,000,000, with up to $1,000,000 for the purpose of providing additional capital to the Bank as needed, and up to $3,000,000 for liquidity purposes. The interest rate on the line is variable, at 0.75% below the prime rate. The line is secured by 100% of the stock of the Bank. In July 2006, the line was again renewed and modified, with a new maturity of June 30, 2008.
There are certain covenants on the line relating to the Company’s and the Bank’s operating performance and capital status. As of December 31, 2006 and December 31, 2005, the Company and the Bank were in compliance with all covenants. As of December 31, 2006, and December 31, 2005 the balance on the line of credit was zero. The Company did not borrow against the line of credit during 2006 or 2005.
The Company has the ability to borrow under various other credit facilities that totaled $25,855,000 at December 31, 2006. Of this amount, $875,000 is available for short-term borrowing under an unsecured federal funds line through a correspondent bank at overnight borrowing rates, $7,723,000 is on lines secured by the Company’s unpledged securities and $14,257,000 is available at market rates that would vary based on the term of each borrowing, and would be secured by the Company’s securities or real estate loans.
(continued)

21.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 8 — EMPLOYEE BENEFITS
The Company has a 401(k) Profit Sharing Plan that covers substantially all employees and allows eligible employees to contribute up to 90% of their compensation subject to maximum statutory limitations. Under the Plan, the Company is permitted to make discretionary profit sharing or matching contributions to the Plan. During 2006 and 2005, the Company matched eligible contributions up to 50% of the first 6% of each employee’s compensation, resulting in expense of $41,242 and $36,317.
In 2003, the Company adopted a Supplemental Executive Retirement Plan for the Chief Executive Officer. Under the terms of the Plan, the Chief Executive Officer will be paid an annual benefit of twenty percent of his base salary for a period of ten years following his retirement at or after age 65 or his termination other than for cause. In a related transaction, in the second quarter of 2003 the Company invested $500,000 in a single-premium cash-surrender value life insurance policy. The named insured is the Company’s Chief Executive Officer, and the Company is the owner and sole beneficiary of the policy.
In 2006, the Company amended its Supplemental Executive Retirement Plan to include the Chief Lending Officer and the Chief Financial Officer. Under the terms of the Plan, these individuals will be paid an annual benefit similar to that of the Chief Executive Officer.
Additionally, a vesting feature of five percent per year for twenty years for the Chief Lending Officer and Chief Financial Officer has been incorporated into the Plan. The accrued liability for this plan for December 31, 2006 was $126,876 and the related expense for 2006 was $43,411. For December 31, 2005, the accrued liability for this plan was $83,465 and the related expense was $31,892.
Also in 2006, the Bank invested in two additional single-premium cash-surrender value life insurance policies with similar terms, each for $250,000, on the Chief Lending Officer and the Chief Financial Officer. The Company is the owner and sole beneficiary of these policies. All three policies are tax-advantaged instruments in that the increases in cash surrender value and the eventual death benefit under the policies are not taxable income to the Company. The income from these policies is intended to help offset the cost of providing a supplemental retirement plan for each executive.
The Company recorded income of $32,918 and $22,534 for 2006 and 2005 from its life insurance policies. The cash surrender value of the insurance policies was $1,092,473 and $559,555 at December 31, 2006 and 2005.
(continued)

22.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 9 — INCOME TAXES
Income tax expense (benefit) was as follows:

	2006	2005
Current	$574,743	$442,368
Deferred	(12,498)	42,723

Total income tax expense	$562,245	$485,091

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all periods presented to income before income taxes as a result of the following for the periods ended December 31:

	2006	2005
Income tax expense at statutory rate	$582,560	$491,575
Income from life insurance contracts	(11,192)	(7,662)
Other, net	(9,123)	1,178

Total income tax expense	$562,245	$485,091

The components of the net deferred tax asset (liability) recorded in the consolidated balance sheets as of December 31 are as follows:

	2006	2005
Deferred tax assets:
Bad debt deduction	$401,654	$415,332
Deferred loan fees and costs	6,441	51,136
Unrealized loss on securities available for sale	—	13,774
Deferred compensation	43,138	28,378
NQ stock option expense	997

	452,230	508,620

Deferred tax liabilities:
Discount accretion	—	(1,791)
Accrual to cash adjustment	(5,225)	(10,451)
Unrealized gain on securities available for sale	(7,502)	—
Prepaid expenses	(36,409)	(35,669)
Depreciation	(60,062)	(63,832)
FHLB stock dividends	(22,780)	(16,728)

	(170,603)	(128,471)

Net deferred tax asset	$320,252	$380,149

(continued)

23.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 10 — STOCK OPTIONS
On October 22, 1998, the Board of Directors approved the Western Reserve Bancorp, Inc. 1998 Stock Option Plan (the Plan). The Plan provides the Board with the authority to compensate directors, officers and employees with stock option awards for their services to the Company. Options granted under the Plan are designated as Non-qualified stock options meaning that they will not be designated as Incentive stock options meeting the requirements of Section 422 of the Internal Revenue Code of 1986, as amended. The Plan was amended on April 20, 2000, to increase the aggregate number of options to purchase shares of Company stock that could be granted during the term of the Plan from 62,500 options to 125,000 options as well as increase the maximum number of options to purchase shares of Company stock that any person could receive in any one year from 40,077 options to 43,750 options. Stock option grants reduce the options available for grant while unvested awards that are forfeited increase the options available for grant. As of December 31, 2006, there were 9,172 options available to be awarded under the Plan.
A summary of the activity in the plan is as follows:

	2006		2005
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price
Options outstanding at beginning of year	114,136	$18.52	115,199	$18.47
Granted	—	—	937	24.60
Exercised	(1,000)	17.60	(1,375)	17.46
Forfeited	—	—	(625)	20.80

Options outstanding at end of year	113,136	$18.53	114,136	$18.52

Options available for grant at year-end	9,172		9,172

Options exercisable at year-end	112,277		112,577
Intrinsic value is defined as the difference between the price of the Company’s stock as of December 31, 2006 and the exercise price of the option. The aggregate intrinsic value of all options outstanding at December 31, 2006 was $1,414,973. The aggregate intrinsic value of all options exercisable at December 31, 2006 was $1,409,506.
(continued)

24.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 10 — STOCK OPTIONS (Continued)
Options outstanding at year-end 2006 were as follows:

	Outstanding		Exercisable
		Weighted
		Average		Weighted
		Remaining		Average
		Contractual		Exercise
Range of Exercise Prices	Number	Life (years)	Number	Price
$16.00-$19.99	87,366	2.6	87,366	$16.82
$20.00-$23.99	12,812	4.5	12,812	20.01
$24.00-$31.99	8,951	2.6	8,092	27.17
$32.00	4,007	1.8	4,007	32.00

Outstanding at year-end	113,136	2.8	112,277	$18.48

No options were granted during 2006. The weighted average remaining contractual life of exercisable options as of December 31, 2006 was 2.8 years. During 2005, a total of 937 stock options were granted at market value to two non-executive officers of the Company.
The pro forma effects are computed using option-pricing models, using the following weighted-average assumptions as of grant date.

2005
Risk-free interest rate	4.27%
Expected option life (years)	7
Expected stock price volatility	7.09%
Dividend yield	0.00%
The weighted-average fair value of options granted in 2005 was $6.45.
Proceeds, related tax benefits realized from options exercised and intrinsic value of options exercised are listed in the table below. New shares were issued to satisfy these exercises.

	December 31,
	2006	2005
Proceeds of options exercised	$17,600	$24,000
Related tax benefit recognized	4,556	3,060
Intrinsic value of options exercised	13,400	9,000
(continued)

25.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 10 — STOCK OPTIONS (Continued)
The compensation cost yet to be recognized for stock options that have been awarded but not vested is as follows:

Compensation
Costs
2007	$1,458
2008	1,186
2009	836
2010	697

Total	$4,177

NOTE 11 — LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES
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
The contractual amounts of loan commitments were as follows at year-end.

	2006		2005
	Fixed	Variable	Fixed	Variable
	Rate	Rate	Rate	Rate
Commitments to extend credit (net of participations)	$106,000	$7,517,000	$336,000	$3,526,000
Unused credit card, home equity and overdraft lines of credit	—	10,348,000	—	10,790,000
Unused commercial lines of credit	—	16,141,000	248,000	17,380,000
Commitments to make loans are generally made for periods of one year or less. At December 31, 2006, the fixed rate loan commitments have interest rates ranging from 6.25% to 8.25% and maturities ranging from approximately three months to ten years.
(continued)

26.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 11 — LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES (Continued)
There were $409,000 and $647,000 of standby letters of credit outstanding as of December 31, 2006 and 2005, respectively. The fair value of these instruments was immaterial.
During 2006, the Company began participating in the Federal Home Loan Bank of Cincinnati’s Mortgage Purchase Program which provides the Company with the ability to sell conventional mortgage loans in the secondary market. Two conventional mortgage loans totaling $432,000 committed to be sold in December 2006 were delivered during January 2007. The program utilizes a Lender Risk Account (LRA) which is funded through the proceeds of individual mortgages sold. One LRA is established for each master commitment and the amount deposited into the LRA is approximately thirty to fifty basis points of each original loan balance. If a loss on an individual loan is in excess of homeowner equity and (if applicable) primary mortgage insurance, funds are withdrawn from the related LRA to cover the shortfall. The Company is eligible to receive LRA funds net of losses, beginning in the sixth year from the date a master commitment is fulfilled and ending in the eleventh year. As of December 31, 2006, eight loans were sold as part of the Mortgage Purchase Program totaling $1,131,200 and the Company’s LRA totaled $5,656. At December 31, 2006 and 2005, there were no residential mortgage loans held for sale.
NOTE 12 — FAIR VALUES OF FINANCIAL INSTRUMENTS
Carrying amounts and estimated fair values of financial instruments at year-end are as follows:

	2006		2005
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Cash and cash equivalents	$20,296,477	$20,296,000	$7,343,006	$7,343,000
Securities available for sale	10,964,783	10,965,000	7,301,377	7,301,000
Loans, net of allowance	108,561,027	108,660,000	109,647,701	109,249,000
Restricted stock	568,800	569,000	537,200	537,000
Accrued interest receivable	615,801	616,000	458,614	459,000

Demand and savings deposits	(82,503,072)	(82,503,000)	(65,139,137)	(65,139,000)
Time deposits	(44,756,051)	(44,756,000)	(47,148,273)	(47,011,000)
Federal Home Loan Bank advances	(3,500,000)	(3,505,000)	(3,500,000)	(3,463,000)
Accrued interest payable	(146,417)	(146,000)	(147,973)	(148,000)
For purposes of these disclosures of estimated fair values, the following assumptions were used. Carrying amount is the estimated fair value for cash and cash equivalents, restricted stock, accrued interest receivable and payable, demand deposits, short-term borrowings, and variable rate loans and deposits that reprice frequently and fully. Fair values of securities are
(continued)

27.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 12 — FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)
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
NOTE 13 — CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS
The payment of dividends by the Bank to the Company is subject to restrictions by its regulatory agencies. These restrictions generally limit dividends to the lesser of its undivided profits or the total of its net income for that year, combined with its retained net income from the preceding two years, as defined. Accordingly, the Bank will have approximately $2,109,000, plus its net income in 2007, available to be paid as dividends to the Company. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described below.
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
(continued)

28.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 13 — CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (Continued)
The Bank’s actual and required capital amounts and ratios at year-end are presented in the following table. At year-end 2006 and 2005, the Bank was categorized as well-capitalized. Management is not aware of any events since December 31, 2006 that would change the Bank’s capital category.

					Minimum To Be
			Minimum		Well-Capitalized
			Required For		Under Prompt
	Western Reserve		Capital Adequacy		Corrective Action
	Bank		Purposes		Provisions
($ thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
2006
Total Capital to risk-weighted assets	$13,341	11.3%	$9,448	8.0%	$11,810	10.0%
Tier 1 (Core) Capital to risk-weighted assets	10,663	9.0%	4,724	4.0%	7,086	6.0%
Tier 1 (Core) Capital to average assets	10,663	7.5%	5,658	4.0%	7,073	5.0%

2005
Total Capital to risk-weighted assets	$12,325	11.0%	$8,959	8.0%	$11,199	10.0%
Tier 1 (Core) Capital to risk-weighted assets	9,423	8.4%	4,479	4.0%	6,719	6.0%
Tier 1 (Core) Capital to average assets	9,423	7.4%	5,115	4.0%	6,394	5.0%
NOTE 14 — OTHER NON-INTEREST EXPENSE
Other expense amounts for the year were as follows:

	2006	2005
Insurance	$51,850	$56,397
Loan expenses	28,410	25,435
Collection/repo/OREO expenses	66,914	50,285
Telephone	24,927	26,395
Travel and entertainment	45,953	41,493
Other	77,902	69,543

Total	$295,956	$269,548

(continued)

29.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 15 — PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS
Condensed financial information of Western Reserve Bancorp, Inc. follows:
CONDENSED BALANCE SHEETS
December 31, 2006 and 2005

	2006	2005
ASSETS
Cash and cash equivalents	$726,353	$675,712
Investment in bank subsidiary	10,677,627	9,396,376
Restricted stock	25,000	25,000
Subordinated debt due from bank subsidiary	1,500,000	1,500,000
Other assets	2,413	15,831

Total assets	$12,931,393	$11,612,919

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other liabilities	$—	$14,580
Shareholders’ equity	12,931,393	11,598,339

Total liabilities and shareholders’ equity	$12,931,393	$11,612,919

CONDENSED STATEMENTS OF INCOME
Years ended December 31, 2006 and 2005

	2006	2005
Interest and dividend income	$75,221	$48,359
Operating expenses	59,395	59,714

Income (loss) before income tax and undistributed income of bank subsidiary	15,826	(11,355)
Income tax (expense) benefit	(5,381)	3,861
Equity in undistributed income of bank subsidiary	1,140,721	968,212

Net Income	$1,151,166	$960,718

(continued)

30.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 15 — PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (Continued)
CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006 and 2005

	2006	2005
Cash flow from operating activities
Net income	$1,151,166	$960,718
Stock based compensation	2,933	—
Equity in undistributed income of bank subsidiary	(1,140,721)	(968,212)
Change in other assets and liabilities	(1,172)	(283,686)

Net cash from operating activities	12,206	(291,180)

Cash flows from investing activities
Investment in bank subsidiary	—	(400,000)
Purchase of restricted stock	—	(25,000)

Net cash from investing activities	—	(425,000)

Cash flows from financing activities
Proceeds and income tax benefit from exercise of stock options	22,166	24,000
Proceeds from issuance of common stock under Employee Stock Purchase Plan	21,072	18,553
Cash paid for fractional shares	(4,803)	—

Net cash from financing activities	38,435	42,553

Change in cash and cash equivalents	50,641	(673,627)
Cash and cash equivalents at beginning of year	675,712	1,349,339

Cash and cash equivalents at end of year	$726,353	$675,712

NOTE 16 — OTHER COMPREHENSIVE INCOME
Other comprehensive income (loss) components and the related tax effects were as follows:

	2006	2005
Unrealized holding gains (losses) on available for sale securities	$62,575	$(36,244)
Tax effect	(21,276)	12,323

Net-of-tax amount	$41,299	$(23,921)

(continued)

31.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 17 — EARNINGS PER SHARE
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
The factors used in the earnings per share computation follow.

	2006	2005
Basic
Net income	$1,151,166	$960,718

Weighted average common shares outstanding	571,853	570,795

Basic earnings per common share	$2.01	$1.68

Diluted
Net income	$1,151,166	$960,718

Weighted average common shares outstanding for basic earnings per common share	571,853	570,795
Add: Dilutive effects of assumed exercises of stock options	25,089	19,256

Average shares and dilutive potential common shares	596,942	590,051

Diluted earnings per common share	$1.93	$1.63

Stock options for 8,014 shares of common stock in 2006 and 12,958 shares in 2005 were not considered in computing diluted earnings per common share because they were antidilutive.

32.

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
As of December 31, 2006 and 2005, and for the Years ended December 31, 2006 and 2005

($000’s except per share data)	2006	2005
Balance Sheet Data:
Total assets	$144,115	$127,784
Securities available for sale	10,965	7,301
Total loans	110,149	111,189
Allowance for loan losses	1,588	1,542
Total deposits	127,259	112,287
Shareholders’ equity	12,931	11,598

Income Statement Data:
Total interest income	$9,832	$7,928
Total interest expense	4,277	2,933

Net interest income	5,555	4,995
Provision (credit) for loan losses	(40)	18

Net interest income after provision (credit) for loan losses	5,595	4,977
Noninterest income	396	457
Noninterest expense	4,278	3,988

Income before income tax	1,713	1,446
Income tax expense	562	485

Net income	$1,151	$961

Per Share Data:*
Basic income per common share	$2.01	$1.68
Diluted income per common share	1.93	1.63
Book value per share at year-end	22.56	20.29
Cash dividends per share	n/a	n/a
Average shares used in basic income per share calculations	571,853	570,795
Average shares used in diluted income per share calculations	596,942	590,051

Operating Ratios:
Total loans to total deposits	86.56%	99.02%
Total shareholders’ equity to total assets	8.97%	9.07%
Average shareholders’ equity to average assets	9.07%	9.04%
Return on average equity	9.42%	8.68%
Return on average assets	0.85%	0.78%
Dividend payout ratio	n/a	n/a
Allowance for loan losses to total loans	1.44%	1.39%
Average assets	$134,805	$122,439
Average shareholders’ equity	12,223	11,072

*	Amounts adjusted to reflect a five-for-four stock split in September 2006.

33.

WESTERN RESERVE BANCORP, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OVERVIEW
In the following section, management presents an analysis of Western Reserve Bancorp, Inc.’s financial condition and results of operations as of and for the years ended December 31, 2006 and 2005. This discussion is intended to provide a more comprehensive review of the operating results and financial condition than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this report.
In 2006, net income was a record $1,151,166. The primary reason for this increase was an increase in net interest income and net interest margin. Net interest income for 2006 increased $560,200, or 11.2%, when compared with 2005.
During the first half of 2006, the interest rate environment continued to change significantly. There were four rate increases totaling 1.00%, or 100 basis points, in the target Federal funds rate. That rate correlates directly with the prime rate, which is the index the Company uses most frequently when pricing its loans. The Company had repositioned its balance sheet during 2002 and 2003 in anticipation of a rising interest rate environment. As a result, the Company’s net interest margin has improved as rates have increased. For 2006, the net interest margin was 4.27%, compared to 4.22% for 2005. The improvement has been somewhat muted by the high average balance of Fed funds sold which are lower-yielding than loans and a decrease in loan fees. The primary reason for the high average balance of Fed funds sold, especially during the later part of 2006, is mainly attributable to the highly competitive commercial lending environment which is discussed below.
Sustaining loan growth was quite challenging in 2006. Competition for loans, especially commercial real estate loans, which comprise the bulk of the Company’s loan portfolio, was especially intense. Several of the Company’s competitors continue to offer long-term fixed-rate loans with less-stringent underwriting criteria on some commercial loans, and the Company believes that to try to compete on those terms would be detrimental to the long-term health of the Company’s balance sheet and income statement, especially in terms of net interest margin and asset sensitivity. The Company continues to compete for loans based on its personal, locally-responsive service, commercial lending expertise and relationships with its customers. Management believes that growth at any cost is shortsighted.
The Brecksville office, which opened in October 2004, continues to meet management’s expectations in terms of deposit growth. At year-end 2006, that location’s total deposits were $32.1 million. The majority of those deposits (69.3%) were in Market Rate Savings Accounts, the rate on which tends to move in line with short-term interest rates. Those deposits have allowed the Company to decrease the need for more “volatile” and costly deposits, such as national CDs and short-term CDs from the State of Ohio.

34.

Another challenge has been developing the potential loan business that management believes exists in the Brecksville area. As of year-end 2006, loans attributed directly to that office totaled $5.0 million. Given the high overhead costs at that location, the break-even point is now expected to be later than originally anticipated. However, even with absorbing the costs associated with Brecksville, the Company had record profits for 2006.
The Company’s liquidity position improved during 2006, primarily due to deposit growth not being totally absorbed by loan growth. As of year-end 2006, cash and cash equivalents had increased $13.0 million, or 176.4%. Management believes the Company is well-positioned to take advantage of lending and other opportunities during 2007.
FINANCIAL CONDITION
Total assets at December 31, 2006, were $144,115,413, an increase of $16,331,410 or 12.8% over 2005 year-end assets of $127,784,003.
The primary reason for the increase in total assets was an increase in deposits. Excess funds were placed in overnight Federal funds and other short-term instruments as new loan activity was mitigated by competitive factors in the Bank’s market area.
SECURITIES
The Company owns securities of U. S. government-sponsored enterprises, mortgage-backed securities and municipal securities. At year-end 2006, the portfolio totaled $10,964,783, and was comprised of 18% securities of U. S. government-sponsored enterprises, 41% mortgage-backed securities and 41% municipal securities. During 2006, $5,250,000 of securities of the U. S. government and U.S. government-sponsored enterprises matured and $263,219 of payments on mortgage-backed securities were received during the year. The securities portfolio provides liquidity and a higher yield than the rate earned on overnight Federal funds or other short-term instruments. Securities in the portfolio are also used as collateral for public fund deposits.
LOANS
Total loans declined $1,040,111 in 2006, or 0.9%, compared to growth of $6,454,100 or 6.2% in 2005. Total loans were $110,149,244 at December 31, 2006, compared to $111,189,355 at December 31, 2005. While the Company makes all types of loans to businesses and consumers, its primary lending focus is commercial loans to small businesses in its primary market area which it defines as Medina, Cuyahoga and contiguous counties. The net reduction in the loan portfolio during 2006 was mainly attributable to a decrease of $1,729,013 in home equity loans and $452,940 in commercial loans offset by increases of $308,451 in residential mortgage and construction loans and $833,391 in consumer installment and other loans.
The net reduction to commercial loans consisted of decreases in short-term commercial construction loans of $2,250,326, $375,871 in SBA guaranteed loans and $341,552 in loan participations purchased from other financial institutions offset by increases of $1,203,003 in commercial real estate loans and $971,890 in commercial lines of credit.

35.

Of the total loans at December 31, 2006, approximately $91,728,000 or 83.3% are at a variable rate of interest, and $18,421,000 or 16.7% are fixed rate. Of the total loans, $61,646,000, or 56.0% mature or are able to be repriced within twelve months. Only $1,107,000 or 1.0% of total loans mature or reprice in more than five years.
During the third quarter of 2006, the Company sold its credit card portfolio of approximately $285,000 to an independent third party. A gain of $28,500 was recorded on the sale of the portfolio. At December 31, 2006 and December 31, 2005 there were no loans classified as held for sale.
As a result of the growth of the Company’s deposit portfolio as well as an extremely competitive commercial lending environment, the Company’s loan-to-deposit ratio declined to 86.5% as of December 31, 2006, compared to 99.0% at December 31, 2005. Due to the placement of its excess funds in overnight Federal funds and other short-term instruments, the Company’s loan-to-assets ratio also declined at December 31, 2006 to 76.4%, compared to 87.0% at December 31, 2005. Although management anticipates that the loan-to-deposit ratio for 2007 will reach 90 to 95% and the loan-to-assets ratio will be approximately 80% to 85%, these expected ranges may not be reached due to management’s reluctance to enter into lending arrangements which could adversely impact the Company’s long-term growth and pricing strategies.
In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 108 which allows a one-time opportunity to correct prior immaterial misstatements to the financial statements that collectively would have a material impact without requiring the restatement of previous periods. The Company followed the guidance put forth by SAB 108 for the year ended December 31, 2006 regarding the treatment of certain loan costs which had previously been expensed as incurred. According to FAS 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases,” lenders are required to defer certain costs associated with the origination of a loan. The Company applied this SAB 108 cumulative catch-up treatment for certain loan origination costs which had previously been expensed as incurred rather than deferred and amortized over the life of the loan. Management also recorded an entry in the fourth quarter of 2006 to defer estimated direct loan origination costs incurred since the beginning of the year offset by amortization of costs from prior years. The cost for each type of loan was determined by interviewing lending personnel and identifying traceable, out of pocket expenses that the Bank incurs when making a loan. In accordance with SAB 108, a deferred cost asset of approximately $150,000 was recorded for deferred loan costs for loans originated prior to 2006. Beginning retained earnings increased approximately $99,000 which represents the cumulative after-tax benefit that the Company would have recognized if loan costs had been deferred in prior years. The overall impact to net income of the entry recorded in the fourth quarter was a benefit of $6,829 ($10,347 before income taxes). This represents deferred salary expense of $54,675 offset by $44,328 of amortization of the deferred loan cost asset. Management expects the income statement impact of implementing FAS 91 in its entirety will continue to be immaterial.

36.

Also during 2006, the Company began participating in the Federal Home Loan Bank of Cincinnati’s Mortgage Purchase Program which provides the Company with the ability to sell conventional mortgage loans in the secondary market with the option to retain the servicing or sell the servicing rights to a third party servicer. Generally, the Company sells the servicing rights of loans sold through the program. The program is structured whereby the Company enters into a contract to deliver at least $2.0 million under a master commitment within a nine-month timeframe. The program also utilizes a Lender Risk Account (LRA) which is funded from the proceeds of individual mortgages sold. Refer to Note 11 on page 26 of the consolidated financial statements for more information regarding the FHLB Mortgage Purchase Program.
DEPOSITS AND OTHER FUNDING SOURCES
Total deposits increased by $14,971,713, or 13.3% to $127,259,123 at December 31, 2006, compared to $112,287,410 at December 31, 2005. At year-end 2006, $16,115,340, or 12.7% of total deposits are in noninterest bearing demand deposit accounts, and $7,859,550 or 6.2% are in interest-bearing NOW accounts. Variable-rate savings and money market accounts (collectively known as Market Rate Savings Accounts) total $58,528,182, or 46.0% of total deposits. Certificates of deposit total $39,208,453, or 30.8% of total deposits, and individual retirement arrangements (IRAs) were $5,547,598, or 4.3% of total deposits.
Included in the time deposits total is $5,677,574 of public fund CDs maturing in 2007, at a weighted average rate of 4.66%.
As of December 31, 2006, the Company had obtained $9,605,366 of national market CDs, primarily from other banks and credit unions, in increments of $99,000 or $100,000, with terms ranging from one year to five years, and rates ranging from 2.95% to 5.25%. As of year-end 2006, the weighted average rate of these CDs was 3.95%, and the weighted average remaining maturity was 14.7 months. At December 31, 2005, there was $14,658,979 in national market CDs. Although management believes these CDs were obtained at market rates at the time they were originated, they may be more vulnerable to price sensitivity than local deposits.
Deposits of $100,000 or more totaled $67,896,203, or 53.3% of total deposits as of December 31, 2006 compared to $54,800,464 or 48.8% of total deposits at December 31, 2005.
Overall, management expects deposits to grow at a slower rate in 2007 than in 2006, primarily because of significant growth in 2006 at the Bank’s full-service Brecksville location which is not expected to continue at that rate. By year-end 2006, Brecksville had a total of $32,086,824 in deposits, mostly in Market Rate Savings accounts.
The Company obtains additional funding through the Federal Home Loan Bank. As of December 31, 2006 and 2005, the Company had borrowings totaling $3,500,000 from the FHLB.

37.

RESULTS OF OPERATIONS
Consolidated net income was $1,151,166 in 2006, compared to $960,718 in 2005, an increase of 19.8%. Income before income taxes was $1,713,411 in 2006, compared to $1,445,809 in the prior year.
The primary reasons for the increase in net income were an increase in net interest income and a decrease in the provision for loan losses. A recovery of $225,000 was recorded from a substantial loan loss experienced in 2004. The Company aggressively pursued all avenues to recover on this loan and in February 2006, the Company received restitution from the three principals residing in Ohio totaling $195,000, with one principal agreeing to make quarterly payments of $10,000 throughout 2006 and 2007.
Basic and diluted earnings per common share were $2.01 and $1.93, respectively, for the year ended December 31, 2006. Basic and diluted earnings per common share were $1.68 and $1.63, respectively in 2005.
No dividends were paid in 2006 or 2005, and the Company does not expect to pay cash dividends in the foreseeable future, since the capital is needed to support the Company’s continued growth.
The Company declared a five-for-four stock split as of September 22, 2006 for shareholders of record as of September 5, 2006. A total of 114,270 new shares were issued and cash of $4,803 was paid for 141 fractional shares.
NET INTEREST INCOME
Net interest income for 2006 was $5,555,171, an increase of $560,200, or 11.2% compared with $4,994,971 in 2005. The increase in net interest income was attributable to rising interest rates, partially offset by the higher average balance of lower-yielding Fed funds sold and the increase in higher-costing interest-bearing deposits.

38.

Following is a table showing the average balances, interest and rates on a fully taxable-equivalent basis of the Bank’s interest-earning assets and interest-bearing liabilities as of December 31, 2006 and 2005.

	Year ended			Year ended
	December 31, 2006			December 31, 2005
	Average		Average	Average		Average
($ thousands)	Balance	Interest	Rate	Balance	Interest	Rate
Interest-earning assets:
Federal funds sold and other short-term funds	$11,549	$590	5.11%	$6,055	$202	3.34%
Securities — taxable	4,654	208	4.47	1,318	52	3.98
Securities — tax exempt	1,511	76	5.03	422	19	4.45
Restricted stock	554	32	5.78	505	27	5.34
Loans	112,385	8,945	7.97	110,273	7,633	6.92

Total interest-earning assets	130,653	9,851	7.54	118,573	7,933	6.69
Noninterest earning assets	4,152			3,866

Total Assets	$134,805			$122,439

Interest-bearing liabilities
Transaction accounts (NOW)	7,012	70	1.00	6,559	51	0.78
Market rate savings accounts	52,890	2,277	4.31	39,882	1,106	2.77
Time deposits	44,604	1,803	4.04	48,675	1,665	3.42
Federal Home Loan Bank advances	3,500	127	3.63	3,168	112	3.52

Total interest-bearing liabilities	108,006	4,277	3.96	98,284	2,934	2.98

Noninterest bearing liabilities	14,576			13,083
Shareholders’ equity	12,223			11,072

Total Liabilities and Shareholders’ Equity	$134,805			$122,439

Net interest income		5,574			4,999
Tax equivalent adjustment		(19)			(4)

Net interest income per financial statements		$5,555			$4,995

Net interest margin (Net yield on average earning assets)			4.27%			4.22%

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

39.

Summary of Changes in Net Interest Income

	2006 vs. 2005			2005 vs. 2004
	Increase (Decrease) Due to			Increase (Decrease) Due to
($ thousands)	Volume	Rate	Net	Volume	Rate	Net
Interest income:
Federal funds sold and other short-term funds	$245	$143	$388	$17	$122	$139
Securities available-for-sale-taxable	148	8	156	(10)	3	(7)
Securities available-for-sale-tax-exempt	54	3	57	19	—	19
Restricted stock	3	2	5	2	2	4
Loans receivable	111	1,201	1,312	434	1,240	1,674

Total interest-earning assets	561	1,357	1,918	462	1,367	1,829

Interest expense:
Transaction accounts (NOW)	(4)	(15)	(19)	—	(12)	(12)
Market rate savings accounts	(435)	(736)	(1,171)	(158)	(613)	(771)
Time deposits	145	(283)	(138)	76	(262)	(186)
Other borrowings	—	—	—	19	—	19
FHLB borrowings	(12)	(3)	(15)	33	8	41

Total interest-bearing liabilities	(306)	(1,037)	(1,343)	(30)	(879)	(909)

Change in net interest income	$255	$320	$575	$432	$488	$920

The average net interest margin for 2006 was 4.27%, up slightly from 4.22% in 2005. Net interest income as well as the net interest margin have improved, due mainly to the increases in short-term interest rates which began in mid-2004 and continued until mid-2006. This increase reflects the Bank’s asset-sensitive position during the rising interest rate environment which had a positive impact on net interest margin. The net interest margin has also been impacted by management’s strategy to allow more expensive funding such as national market CDs to roll-off and be replaced with less-expensive deposits provided from the Brecksville office. (See the discussion of “Interest Rate Sensitivity” later in this section.)
The average yield on interest earning assets in 2006 was 7.55%, compared to 6.69% in 2005. During 2006, loans yielded 7.96%, compared to 6.92% in 2005. This includes loan fees of $106,049 in 2006 and $150,834 in 2005, which contributed 0.08% and 0.13%, respectively, to the net interest margin. The decrease in loan fees in 2006 was primarily due to the amortization of deferred loan costs. The increase in the yield on earning assets reflects overall interest rate increases, the scheduled repricing of existing loans and new loans being booked at current, higher rates, although competitive factors in the Bank’s market area have impacted loan pricing.
During 2005, the target for short-term interest rates was increased eight times, for a total of 2.00%, and the Company increased its prime rate accordingly, with the Bank’s prime rate at December 31, 2005 being 7.25%.

40.

During 2006, the target for short-term interest rates was increased four more times until mid-year, for a total of 1.00%, and the Company increased its prime rate accordingly, with the Bank’s prime rate at December 31, 2006 being 8.25%.
The cost of interest-bearing funds increased during 2006, to 3.96% on average. This was up from 2.98% during 2005. This increase reflects overall interest rate increases and competitive factors present in the Bank’s expanding market area. Management expects that the cost of funds will remain relatively constant during 2007, as interest rates are not expected to increase significantly.
NONINTEREST INCOME
Total noninterest income was $396,207, compared with $457,062 in 2005. The primary reason for this decrease was the absence of gains on the sale of commercial loans. For the year-ended December 31, 2005, net gains of $160,927 were recorded on the origination and sale of six commercial loans totaling $2,277,000. Due to the intense competition for commercial loans in the Company’s market area, no commercial loans were sold in 2006.
During 2006, the Company participated in the Federal Home Loan Bank of Cincinnati’s Mortgage Purchase Program which provides the Company with the ability to profitably sell conventional mortgages in the secondary market. Eight loans totaling $1,132,000 and the related servicing were sold during 2006 through this program and a net gain of $20,085 was recognized on these sales.
Service charges on deposits totaled $173,339 in 2006 and $141,814 in 2005. The increase was due mainly to increases in the number of checking accounts. However, a significant number of customers keep balances in their deposit accounts sufficient to offset or waive many of the routine service charges. The biggest component of service charges on deposit accounts is non-sufficient fund (NSF) and overdraft charges, which contributed $111,078 and $87,368 in 2006 and 2005.
The largest components of “other” noninterest income were fee income from credit card and ATM programs, the rental of safe deposit boxes and wire transfer fees. Management expects that noninterest income will continue to increase as the Company increases in size and continues to increase the number of customers served. Also included in noninterest income is the gain of $28,500 resulting from the sale of the Company’s credit card portfolio.
NONINTEREST EXPENSE
Total noninterest expense in 2006 was $4,278,197, an increase of $289,784 or 7.3% over the $3,988,413 in 2005. Major components of this increase include salaries and employee benefits (an increase of $199,845, or 10.5% in 2006 when compared to 2005), premises and equipment (which increased $39,682 or 5.0% over the prior year) and data processing (which increased $19,316, or 6.3% compared to the prior year). Offsetting these increases was a decline in professional fees (a decrease of $59,967, or 16.7% in 2006 when compared to 2005).

41.

The increase in salaries and employee benefits in 2006 is mainly attributable to the expense accrued for a new incentive compensation plan which is based on achieving Company-wide performance results and in which all employees are eligible to participate. In 2005, no incentive compensation plan expense was recognized. As a result of the elimination of the Company’s 2005 incentive compensation plan during the second quarter of 2005, comparisons between salaries and employee benefits expense for the years ended December 31, 2006 and 2005 have been impacted. Also impacting comparisons is the recording of $52,275 of deferred loan compensation costs in 2006 related to the full implementation of FAS 91.
Premises and equipment costs increased due an increase in common area maintenance costs for the Brecksville facility and data processing costs increased mainly due to increased costs associated with the Company’s core processing system.
Non-interest expense as a percentage of average assets decreased to 3.17% in 2006, compared to 3.25% in 2005, and overhead compared to net interest income also decreased to 77.0% in 2006, down from 79.9% in 2006. Total assets per employee increased to approximately $4,003,000 at December 31, 2006, compared to $3,993,000 at December 31, 2005. Also, the efficiency ratio improved slightly in 2006 to 71.89% from 73.15% in 2005. These changes are due to asset growth and higher earnings achieved without adding staff.
PROVISION AND ALLOWANCE FOR LOAN LOSSES
The allowance for loan losses is maintained at a level considered by management to be adequate to cover probable incurred credit losses in the loan portfolio. Management’s determination of the appropriate provision for loan losses and the adequacy of the allowance for loan losses is based, in part, on the consideration of loss histories of other similar community financial institutions which management believes are representative of the probable expected loss experience of the Company. Other factors considered by management include the composition of the loan portfolio, economic conditions, the creditworthiness of the Company’s borrowers and other related factors. The provision for loan losses was a benefit of $40,230 in 2006, compared with an expense of $17,811 in 2005, a decrease of $58,041. This decrease is primarily due to the recovery of $225,000 related to a significant loan loss experienced in 2004.
In 2006, loans totaling $148,881 were charged off and $235,674 was recorded as recoveries. During 2005, loans totaling $83,971 were charged off and $1,881 of that was recovered by year-end. At December 31, 2006, the allowance for loan losses was 1.44% of total loans, compared to 1.39% at year-end 2005. Management allocated approximately 86.5% of the total allowance at year-end to commercial loans evaluated collectively for impairment, 2.8% to residential mortgage and home equity loans and 2.2% to consumer loans. At December 31, 2006, $136,490, or 8.6% of the allowance for loan losses was allocated to impaired loan balances individually. At December 31, 2006, twelve loans totaling $1,698,377 were in nonaccrual status, compared to eleven loans totaling $1,011,879 at year-end 2005. $18,551 of the nonaccrual loans at year-end 2006 are guaranteed by the Small Business Administration, compared to $27,105 at year-end 2005. There were no other loans more than 90 days delinquent as of December 31, 2006 and 2005. Management believes the allowance for loan losses at December 31, 2006, is adequate to absorb probable incurred losses in the loan portfolio.

42.

LIQUIDITY
Liquidity refers to the ability to fund loan demand, meet deposit customers’ withdrawal needs and provide for operating expenses. As summarized in the Statement of Cash Flows, the main sources of cash flow are receiving deposits from customers and, to a lesser extent, proceeds from FHLB advances and borrowings, and repayment of principal and interest on loans and investments. The primary uses of cash are lending to borrowers and, secondarily, investing in securities and short-term interest-earning assets. Assets available to satisfy those needs include cash and due from banks, Federal funds sold, interest-bearing deposits in other banks, loans held for sale and available-for-sale securities. These assets are commonly referred to as liquid assets. Liquid assets were $31,261,260 at December 31, 2006, compared to $14,644,383 at the same date in 2005.
If additional liquidity is needed, the Company has several possible sources, including the sale of loans, purchasing federal funds, obtaining additional Federal Home Loan Bank advances, acquiring additional national market CDs or brokered deposits, and using surety bonds to secure public deposits. The Bank and Holding Company also can borrow under various lines of credit. At December 31, 2006, these credit facilities aggregated approximately $21,855,000 at the Bank and $4,000,000 at the Holding Company.
INTEREST RATE SENSITIVITY/GAP
Strategies to manage interest rate risk are utilized to mitigate the possible adverse impact to the Company’s results arising from changes in interest rates. Throughout the second half of 2004, the Federal Reserve increased its target overnight Federal funds rate five times by year-end, by a total of 125 basis points, to 2.25%. The Company’s balance sheet was in a strongly asset-sensitive position.
During 2005, the Federal Reserve continued to increase short-term interest rates, with a total of eight increases of 25 basis points each. As of December 31, 2005, the Fed funds rate was 4.25%. The Company continued its asset-sensitive strategy during 2005. At year-end 2005 the Company’s one-year interest rate gap was $11,328,000, or 116.0%. This strategy benefited the Company in the form of a higher net interest margin in 2005.
During the first half of 2006 the Company began to moderate its asset-sensitivity. The Federal Reserve continued to increase short-term interest rates until mid-year, with a total of four more rate increases of 25 basis points each with the last increase being on June 29, 2006. As of December 31, 2006, the Fed funds rate was 5.25%. At year-end 2006, the Company had moved to a liability-sensitive position with $81,633,000 of assets and $92,287,000 of liabilities maturing or repricing within one year, and the one-year interest rate gap was a negative $10,654,000, or 88.0%.
Strategies that the Company used to transition its balance sheet to this liability-sensitive position as rates appeared to be reaching their peak included emphasizing shorter-term deposits and other funding sources, longer repricing intervals on new loans and transitioning funds from short-term Fed funds sold to longer-term investment securities.

43.

CAPITAL RESOURCES
Total shareholders’ equity at December 31, 2006 was $12,931,393, compared to $11,598,339 at December 31, 2005. The increase of $1,333,054 was the result of the net income for 2006 of $1,151,166, a cumulative adjustment related to the adoption of SAB 108 which increased beginning retained earnings by $99,231, proceeds of $22,156 from the exercise of 1,000 stock options, proceeds of $21,072 from the Employee Stock Purchase Plan (resulting in 676 shares issued), an increase of $2,933 to additional paid in capital for the recording of stock-based compensation, and a decrease of $41,299 in the net unrealized losses on available for sale securities, offset by cash in lieu payments of $4,803 for fractional shares resulting from the five-for-four stock split in September 2006.
Banking regulators have established minimum capital ratios for banks and bank holding companies. Total risk-based capital is made up of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is total shareholders’ equity less any intangible assets. Tier 2 Capital is the allowance for loan losses (includible up to a maximum of 1.25% of risk-weighted assets), plus the qualifying portion of subordinated debt. Refer to Note 13 in the Company’s consolidated financial statements for a more complete discussion of risk-based capital. The Bank exceeded the applicable minimum regulatory capital requirements at December 31, 2006 and 2005, and was considered to be well-capitalized under the regulatory guidelines. Management intends to maintain the Bank’s well-capitalized status.
During 2005, $400,000 was downstreamed from the Holding Company to the Bank to maintain capital adequacy requirements. No funds were downstreamed from the Holding Company to the Bank to maintain capital adequacy requirements during 2006. The Company has approximately $500,000 remaining as of December 31, 2006 from the common stock offering in 2004 to downstream to the Bank as paid in capital as needed to support the Bank’s capital requirements as it grows.
The Company has grown rapidly in its eight-year history, and continued rapid growth will require it to consider capital strategies to support that growth. The Company has a $4,000,000 line of credit through an unaffiliated financial institution with up to $1,000,000 for the purpose of providing additional capital to the Bank as needed. By borrowing against the line of credit and then investing the funds into the Bank as capital, the Bank is able to manage its capital ratios. Other strategies that the Company continues to evaluate include issuing trust preferred securities, selling more stock, or additional borrowing.
Restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances, as discussed in Note 13. No cash dividends were declared or paid during the periods ended December 31, 2006 and 2005. Management and the Board do not expect the Company to pay cash dividends in the foreseeable future and believe that the capital that would be used to pay dividends is more effectively invested in the continuing growth of the Company.
As of December 31, 2006, management is not aware of any current recommendations by the banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Company’s liquidity, capital resources or operations.

44.

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
CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS
The following table presents, as of December 31, 2006, significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts, hedge basis adjustments, or other similar adjustments.
Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

	Note
(Dollars in thousands)	Reference	2007	2008	2009	2010	2011	Thereafter
Deposits without maturity	6	$66,388
Time deposits	6	25,899	$9,434	$2,635	$5,198	$1,484	$106
FHLB advances and other borrowings	7	—	—	2,500	1,000	—	—
Operating leases	5	413	377	164	168	171	487
Note 11 to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exist under those agreements. Examples of these commitments and contingencies include commitments to extend credit to borrowers under lines of credit and employment agreements between the Company and certain of its executive officers.
At December 31, 2006, the Company had no unconsolidated, related special purpose entities, nor did it engage in derivatives and hedging contracts, such as interest rate swaps, that may expose it to liabilities greater than the amounts recorded on the consolidated balance sheet. The Company’s investment policy prohibits engaging in derivatives contracts for speculative trading purposes; however, in the future, management may pursue certain contracts, such as interest rate swaps, in the effort to execute a sound and defensive interest rate risk management policy.

45.

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
SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002
As of December 31, 2007, Western Reserve Bancorp, Inc. will be required to be in compliance with Section 404 of the Sarbanes Oxley Act of 2002. This rule requires that management certify that its internal controls over financial reporting are designed properly and operating effectively. This will require management to identify significant internal controls that affect financial reporting, document those controls, and test their effectiveness. As of December 31, 2008, the Company’s independent registered public auditing firm will be required to issue an opinion on the effectiveness of the Company’s internal controls over financial reporting. This project will require the Company to devote significant resources, both in terms of time and effort by management and staff as well as additional work to be done by the Company’s internal auditing firm, project management assistance from outside sources and additional auditing costs. Management estimates that the additional financial costs (excluding management time) will be in excess of $100,000 between 2007 and 2008. The Company purchased specialized software in 2005 and has recorded approximately $16,000 of expense related to this project during 2005 and 2006.
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

46.

BOARD OF DIRECTORS (1)

P.M. Jones	Edward J. McKeon
Chairman	President and Chief Executive Officer
Western Reserve Bancorp, Inc. and	Western Reserve Bancorp, Inc. and
Western Reserve Bank	Western Reserve Bank
Medina, Ohio	Medina, Ohio

Roland H. Bauer	Rory H. O’Neil
President and Chief Executive Officer	President
The Cypress Companies	Quetzal Corp.
Akron, Ohio	Westfield Center, Ohio

Bijay K. Jayaswal, M.D.	Michael R. Rose
Physician, Cardiology	C.E.O.
Medina, Ohio	Washington Properties, Inc.
Medina, Ohio

Ray E. Laribee	Glenn M. Smith
Attorney	Retired President
Laribee & Hertrick	Smith Bros., Inc.
Medina, Ohio	Medina, Ohio

C. Richard Lynham	Thomas A. Tubbs
President and Owner	C.E.O.
Harbor Castings, Inc.	Tubbs Financial
North Canton, Ohio	Akron, Ohio

R. Hal Nichols
Chairman and Manager
Austin Associates, LLC
Toledo, Ohio

(1)	All are Directors of Western Reserve Bancorp, Inc. and Western Reserve Bank
BRECKSVILLE ADVISORY BOARD

Victoria J. Burns	Brendan Rose
Real Estate Broker, Realty One Real Living	C.F.O., Industrial First Inc.

Joe Carollo	ReJean Schulte, Ph.D.
President, Jani-King of Cleveland	Professor, Cuyahoga Community College

Louis N. Carouse, Jr.	Greg Skaljac
Member, Brecksville City Council	Vice President, Luce, Smith & Scott Inc.
Member, Brecksville City Council

Steve Karas, Retired	Michael R. Torchia
Area President, Republic Waste Services	President & Owner, The Realty Store, LLC

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
Edward J. McKeon, President and Chief Executive Officer
Brian K. Harr, Senior Vice President and Senior Lender
Cynthia A. Mahl, Senior Vice President, Chief Financial Officer and Senior Operations Officer
TRANSFER AGENT, REGISTRAR & DIVIDEND AGENT
Western Reserve Bank
4015 Medina Road, Suite 100
P.O. Box 585
Medina, Ohio 44258-0585
(330) 764-3131 or (866) 633-4622
STOCK INFORMATION
The Company’s common stock was held by approximately 512 holders of record as of December 31, 2006. During 2005, the Company enlisted the services of Howe Barnes Investments to begin making a market in the Company’s shares of stock. Howe Barnes Investments is a ninety year old Chicago based investment firm that specializes in the research and trading of small and medium sized community bank stocks. The Company’s shares are quoted on the OTC “Pink Sheets” under the symbol WRBO. The quoted price of the Company’s stock is expected to change over time, dependent primarily upon the supply and demand for the shares. Shareholders and other interested parties may contact Lou Coines at Howe Barnes Investments at 1-800-800-4693 or their broker with any inquiries regarding buying or selling shares of Western Reserve Bancorp, Inc.
ANNUAL REPORT ON FORM 10-KSB
A copy of the Company’s 2006 Annual Report on Form 10-KSB filed with the Securities and Exchange Commission is available to shareholders without charge. To obtain a copy, direct your request to Cynthia A. Mahl, Senior Vice President and CFO, Western Reserve Bancorp, Inc. P.O. Box 585, Medina, OH 44258-0585. You may also access the report at www.sec.gov or through Western Reserve Bank’s web site at www.westernreservebank.com.
ANNUAL MEETING
The Annual Shareholders’ Meeting will be held Wednesday, April 25, 2007, at 6:00 p.m. at The Blue Heron Banquet and Conference Center, 3227 Blue Heron Trace, Medina, Ohio 44256.