Form 10-K, Exhibit 13
period 2008-12-31
WESTERN RESERVE BANCORP INC
filed 2009-03-31
CIK 1051473

Exhibit 13
WESTERN RESERVE BANCORP, INC.
Medina, Ohio
ANNUAL REPORT
December 31, 2008

WESTERN RESERVE BANCORP, INC.
Medina, Ohio
ANNUAL REPORT
December 31, 2008
CONTENTS

LETTER TO SHAREHOLDERS	1

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	5

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS	6

CONSOLIDATED STATEMENTS OF INCOME	7

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY	8

CONSOLIDATED STATEMENTS OF CASH FLOWS	9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	10

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA	32

MANAGEMENT’S DISCUSSION AND ANALYSIS	33
Cover design by Renée W. Gareau, Berea, Ohio. Phone: (216) 650-6347.

Dear Fellow Shareholder:
I’ll get right to the point. The year 2008 has been miserable for the economy as a whole and for financial entities in particular. Although we were not involved in this fiasco, we were affected by it in 2008 and will continue to be affected in 2009.
Let me cover a few areas of 2008, which leads into 2009. This will entail our past actions and some of our future plans.
First, let me tell you what we didn’t do.
Subprime Loans: We did not make any subprime loans and therefore lost no money related to this type of activity.
Fannie Mae & Freddie Mac Preferred Stock: We did not invest in either of these instruments and therefore lost no money related to this type of investment.
High Risk Mortgage Related Securities: We did not purchase any of these securities and therefore lost no money related to this type of investment.
High Risk Home Equity Loans: We did not participate and therefore lost no money due to this type of lending.
Now let’s discuss what we did do.
Loan Growth
Whereas many big banks, reeling from huge losses, began retrenching their business development efforts, we again went against the grain and expanded our lending resources. Lloyd Bell joined Mike Gorman in our Brecksville bank and they added 85% to the Brecksville commercial loan totals in 2008. Mike Force, former Senior Lender for Wayne County National Bank, opened our loan production office in Wooster in December of 2008. Our loan requests coming from the Wooster market are well ahead of our expectations. And Bill Koeth, former Senior Lender for Dollar Bank, has just joined us and will concentrate on areas east of Cleveland. Bill has generated significant interest in our bank on the part of prospective clients in that area in just one short month. We have also added another analyst to our credit department in order to handle the higher volume of loan requests.
2008 Income
Our net income in 2008 was below our projections. These results were disappointing, but considering the disasters befalling most of our competitors, we are weathering this storm well.

1.

The rapid decreases in the prime rate, driven by the Federal Reserve’s urgent actions, have put significant pressure on our net interest margin beginning in the second half of 2008. We expect that the margin compression will likely be evident through 2009.
Personnel expense increased by $320,000, related mainly to loan department expansion and to a modification of the executive stock option exercise dates. The stock option adjustment was meant to address the fact that as the expiration date of these options approached, WRBO stock was at a lower price than the exercise price due to issues outside of the bank’s control. The extension was initiated by the Board without a request or input from senior management. The accounting charge of $131,000 is offset by an increase to equity, thereby resulting in no change in the Company’s net worth
2009
In our third quarter report to you, I made the statement that we were going through rough water but were just taking some spray over the bow. As we look over the bow now, those storm clouds are still there, which will make for another challenging year.
First, I need to tell you of a recent development which will dramatically affect our bank. The FDIC has been strained by protecting depositors in failed banks and has been raising the fees banks pay for their coverage. We have now been informed that there will be a one-time charge to replenish the deposit insurance fund. As I write this, that one-time charge alone may cost our bank approximately $315,000. Therefore, the cost for FDIC insurance for our bank presently looks like this:

Year	Cost
2006	$14,000
2007	$95,000
2008	$109,000
2009	$560,000 (estimated)
This is a brutal price to pay for the mistakes of others.
We need to keep in mind that although our stock price is below our expectations, it is burdened by the fact that we have the word “bank” in our name. Yet our stock has outperformed the national markets, almost every local competitor, and widely held financial institutions.
Capital
We are qualified for and intend to take advantage of the Capital Purchase Program funding from the U.S. Treasury. Our reasoning is simple. At our projected growth rate, we will need more capital by the end of this year and the economic mess has eliminated every other option for raising that capital. We anticipate significant government irritants for management and the Board, but it affords an opportunity for our bank to grow, which makes the transaction worth the price. If you think about it, we are a classic example of the ideal bank the Treasury Dept. wants to support: one that is strong, is interested in expanding its loan portfolio to small businesses and consumers, and does it by the book. The total amount of additional capital which our Bancorp will receive is approximately $4.5 million. The specifics of this are in the proxy, and we need your approval for this transaction.

2.

I want to emphasize that management and the Board strongly recommend approval of authorizing us to issue preferred stock so that we can accept the Capital Purchase Program funds which will allow us to continue to grow and take advantage of opportunities at a time when so many large banks operating in our market have retrenched due to the financial damage they have experienced.
If you approve this action, there will be significant negative ramifications to my compensation arrangements as well as those of the other two members of the senior management team. Nevertheless, we strongly support accepting the Capital Purchase Program funds as being essential to the continued growth of our bank. Please sign and return your proxy as soon as possible.
To summarize, these are challenging times. We have had to deal with irresponsible actions by many of our competitors and now see many of them struggling and some of them disappearing. We have taken several necessary actions to fortify our position as we go through the turmoil.
I have covered a lot of ground in this letter and it does not begin to relate all of the aspects of the chaos evident in the financial system and the economy as a whole. Therefore, if you have questions, please call me at 330-764-3131 or come into my office in Medina. If you would rather meet at our Brecksville bank, we can also schedule that meeting.
You may note that our annual meeting is back to the morning with a continental breakfast. That is one of many changes we are making to reduce expenses during this difficult period.
We look forward to discussing our bank and our future direction.
Sincerely,
Ed McKeon
President & CEO

3.

MANAGEMENT’S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework and the criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) as well as COSO’s Guidance for Smaller Public Companies. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of December 31, 2008.
This annual report does not include an attestation report of the Company’s registered public accounting firm, Crowe Horwath LLP, regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Edward J. McKeon	Cynthia A. Mahl
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer
March 20, 2009

4.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Western Reserve Bancorp, Inc.
Medina, Ohio
We have audited the accompanying balance sheets of Western Reserve Bancorp, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
Crowe Horwath LLP
Cleveland, Ohio
March 20, 2009

5.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007

	2008	2007
ASSETS
Cash and due from financial institutions	$2,302,786	$2,486,243
Interest-bearing deposits in other financial institutions	18,908,677	6,855,197
Federal funds sold and other short-term funds	91,000	14,477,088

Cash and cash equivalents	21,302,463	23,818,528

Securities available for sale	10,214,322	10,982,965
Restricted stock	728,400	593,400
Loans	143,625,431	121,628,057
Allowance for loan losses	(1,743,470)	(1,605,766)

Loans, net	141,881,961	120,022,291

Premises and equipment, net	1,006,081	1,187,302
Bank owned life insurance	2,231,665	1,142,580
Foreclosed assets	290,000	371,000
Accrued interest receivable and other assets	1,457,347	1,241,651

	$179,112,239	$159,359,717

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Noninterest-bearing	$16,942,194	$17,080,851
Interest-bearing	139,775,662	124,348,417

Total deposits	156,717,856	141,429,268
Other borrowings	500,000	—
Federal Home Loan Bank advances	6,500,000	3,500,000
Accrued interest payable and other liabilities	683,663	501,476

Total Liabilities	164,401,519	145,430,744

Shareholders’ Equity
Common stock, no par value, $1 stated value 1,500,000 shares authorized, 583,330 and 579,059 shares issued and outstanding as of December 31, 2008 and December 31, 2007	583,330	579,059
Additional paid-in capital	9,912,293	9,702,632
Retained earnings	4,041,215	3,587,907
Accumulated other comprehensive income	173,882	59,375

Total Shareholders’ Equity	14,710,720	13,928,973

	$179,112,239	$159,359,717

See accompanying notes to consolidated financial statements.

6.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2008 and 2007

	2008	2007
Interest and dividend income
Loans, including fees	$8,799,288	$9,293,550
Securities:
Taxable	329,558	312,446
Tax exempt	172,923	171,884
Dividends on restricted stock	34,299	36,369
Federal funds sold and other short-term funds	273,669	1,050,112

	9,609,737	10,864,361
Interest expense
Deposits	3,567,366	5,280,842
Borrowings	203,089	126,950

	3,770,455	5,407,792

Net interest income	5,839,282	5,456,569

Provision for loan losses	529,174	116,202

Net interest income after provision for loan losses	5,310,108	5,340,367

Noninterest income
Service charges on deposit accounts	177,413	155,468
Net gains on sales of loans	1,446	33,166
Other	210,572	195,391

	389,431	384,025
Noninterest expense
Salaries and employee benefits	2,456,586	2,137,368
Premises and equipment, net	928,604	876,856
Data processing	374,629	342,525
Professional fees	213,435	190,677
Taxes other than income and payroll	149,049	134,584
Directors’ fees	144,000	177,350
FDIC insurance	109,051	94,959
Marketing and advertising	103,833	123,118
Community relations and contributions	93,409	90,346
Supplies, printing and postage	74,751	77,376
Other	479,018	329,036

	5,126,365	4,574,195

Income before income taxes	573,174	1,150,197

Income tax expense	119,866	332,983

Net income	$453,308	$817,214

Earnings per share:
Basic	$0.78	$1.42

Diluted	$0.77	$1.36

See accompanying notes to consolidated financial statements.

7.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2008 and 2007

				Accumulated
		Additional		Other	Total
	Common	Paid-In	Retained	Comprehensive	Shareholders’
	Stock	Capital	Earnings	Income	Equity
Balance January 1, 2007	$573,277	$9,572,861	$2,770,693	$14,562	$12,931,393

Comprehensive income:
Net income	—	—	817,214	—	817,214
Change in unrealized gain on securities available for sale, net of tax	—	—	—	44,813	44,813

Total comprehensive income					862,027
Stock based compensation expense:
Stock options recognized over the vesting period	—	1,696	—	—	1,696
Stock grant (500 shares)	500	15,250	—	—	15,750
Exercise of stock options (4,625 shares)	4,625	76,575	—	—	81,200
Tax benefit related to exercise of stock options	—	17,654	—	—	17,654
Common stock issued (657 shares) under Employee Stock Purchase Plan (ESPP)	657	18,596	—	—	19,253

Balance, December 31, 2007	579,059	9,702,632	3,587,907	59,375	13,928,973

Comprehensive income:
Net income	—	—	453,308	—	453,308
Change in unrealized gain on securities available for sale, net of tax	—	—	—	114,507	114,507

Total comprehensive income					567,815
Stock based compensation expense:
Stock options recognized over the vesting period	—	3,025	—	—	3,025
Modification of stock options	—	131,851			131,851
Exercise of stock options (3,125 shares)	3,125	51,675	—	—	54,800
Tax benefit related to exercise of stock options	—	2,618	—	—	2,618
Common stock issued (1,146 shares) under Employee Stock Purchase Plan (ESPP)	1,146	20,492	—	—	21,638

Balance, December 31, 2008	$583,330	$9,912,293	$4,041,215	$173,882	$14,710,720

See accompanying notes to consolidated financial statements.

8.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities
Net income	$453,308	$817,214
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	529,174	116,202
Depreciation	187,944	188,654
Net amortization (accretion) of securities	(12,722)	(16,863)
Stock-based compensation	134,876	17,446
Loans originated for sale	(97,500)	(1,528,000)
Proceeds from sales of loan originations	98,946	1,561,166
Gains on sales of loans	(1,446)	(33,166)
Loss on disposal of fixed assets	59,295	—
Loss (gain) on sale of other real estate owned	4,381	(2,285)
Federal Home Loan Bank stock dividends	(14,500)	—
Increase in cash surrender value of bank owned life insurance	(89,085)	(50,107)
Net change in other assets and other liabilities	(92,497)	(102,782)

Net cash from operating activities	1,160,174	967,479

Cash flows from investing activities
Available for sale securities:
Purchases	(2,020,806)	(1,253,378)
Maturities, repayments and calls	2,975,666	1,319,957
Purchase of restricted stock	(120,500)	(24,600)
Net (increase) decrease in interest-bearing deposits in other banks	—	2,200,000
Net (increase) decrease in loans	(17,695,214)	(11,904,749)
Purchases of auto loan portfolio	(4,693,630)	—
Purchases of premises and equipment	(66,018)	(138,195)
Purchase of bank owned life insurance	(1,000,000)	—
Proceeds from sale of other real estate owned	76,619	267,285

Net cash from investing activities	(22,543,883)	(9,533,680)

Cash flows from financing activities
Net increase in deposits	15,288,588	14,170,145
Net borrowings on line of credit	500,000	—
Net proceeds from FHLB advances	3,000,000	—
Proceeds from issuance of common stock under ESPP	21,638	19,253
Proceeds and income tax benefit from exercise of stock options	57,418	98,854

Net cash from financing activities	18,867,644	14,288,252

Change in cash and cash equivalents	(2,516,065)	5,722,051
Cash and cash equivalents at beginning of period	23,818,528	18,096,477

Cash and cash equivalents at end of period	$21,302,463	$23,818,528

Supplemental cash flow information:
Interest paid	$3,728,984	$5,438,997
Income taxes paid	275,000	395,000

Supplemental disclosure of noncash investing activities:
Non cash transfer from loans to other real estate owned	$—	$327,283
Non cash transfer from other real estate owned to other liabilities	—	43,717
See accompanying notes to consolidated financial statements.

9.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation: The consolidated financial statements include Western Reserve Bancorp, Inc. and its wholly-owned subsidiary, Western Reserve Bank (“the Bank”), together referred to as “the Company.” Significant intercompany transactions and balances are eliminated in consolidation.
Nature of Operations: Western Reserve Bancorp, Inc. is a one-bank holding company. Its subsidiary, Western Reserve Bank, is a state-chartered commercial bank with full-service locations in Medina and Brecksville, Ohio, a lending office in Wooster, Ohio and two satellite offices in retirement communities in Medina, engaged in the single business of commercial banking. It offers a full range of traditional banking services to consumers and businesses located primarily in Medina, Cuyahoga and surrounding counties. Services offered include commercial, real estate, home equity and consumer loans, as well as deposit products such as checking accounts, savings and money market accounts, certificates of deposit, individual retirement arrangements and electronic banking.
Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and related disclosures, and actual results could differ. The allowance for loan losses, benefit plan accruals and the fair value of other financial instruments are particularly subject to change.
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
Concentrations of Credit Risk: Most of the Company’s business activity is with customers located within Medina, Cuyahoga and the contiguous counties. Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economy in Medina, Cuyahoga and the contiguous counties.
(continued)

10.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.
Loans Held for Sale: Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value, on an aggregate basis, as determined by commitments from investors. Mortgage loans are generally sold with servicing rights released. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.
Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, purchased premiums, and an allowance for loan losses.
Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments. Purchase premiums or discounts are amortized into income using the level yield method. Past due status is based on the contractual terms of the loan. In the event management deems the full repayment of a loan to be in doubt, typically if payments are past due over 90 days, interest income is not recorded, and any interest accrued but uncollected is reversed. Payments received on such loans are reported as principal reductions. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and recoveries and decreased by charge-offs. Management estimates the allowance balance required using past loan loss experience, known or inherent risks in the portfolio, information about specific borrowers’ situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Loan losses are charged against the allowance when management believes the inability to collect a loan’s balance is confirmed.
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
Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
(continued)

11.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
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
Bank-Owned Life Insurance: The Company has purchased life insurance policies on three key executives. In accordance with Emerging Issues Task Force (EITF) Issue No. 06-05, Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.
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
The Company adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), as of January 1, 2007 A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% probability of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no affect on the Company’s financial statements.
(continued)

12.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
The Company and its subsidiaries are subject to U.S. federal income tax. The Company is no longer subject to examination by taxing authorities for years before 2005. The Company recognizes interest and/or penalties related to income tax matters in income tax expense
Retirement Plans: Employee 401(k) plan expense is the amount of matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.
Earnings per Common Share: Basic earnings per common share are net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options.
Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. Compensation cost is recognized over the required service period, generally defined as the vesting period. Compensation cost is recognized for modifications of share awards for the incremental fair value of the award after the modification compared to the fair value of the award before the modification.
Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which is also recognized as a separate component of equity.
Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management believes that there are no such matters that will have a material effect on the financial statements.
Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $317,000 and $364,000 was required to meet regulatory reserve and clearing requirements at year-end 2008 and 2007, respectively. These balances do not earn interest. Also included in cash and cash equivalents at year-end 2008 and 2007 was approximately $374,000 and $191,000, respectively, required to be on deposit with Great Lakes Bankers Bank as a compensating balance for correspondent banking services.
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
December 31, 2008 and 2007
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
Adoption of New Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material. In October 2008, the FASB issued FSP 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption was not material.
In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard was effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.
In September 2006, the FASB EITF finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue was effective for fiscal years beginning after December 15, 2007. The impact of adoption was not material.
(continued)

14.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value through Earnings (“SAB 109”). Previously, SAB 105, Application of Accounting Principles to Loan Commitments, stated that in measuring the fair value of a derivative loan commitment, a company should not incorporate the expected net future cash flows related to the associated servicing of the loan. SAB 109 supersedes SAB 105 and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in measuring fair value for all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment, and SAB 109 retains that view. SAB 109 was effective for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The impact of adoption was not material.
In December 2007, the SEC issued SAB No. 110, which expresses the views of the SEC regarding the use of a “simplified” method, as discussed in SAB No. 107, in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123(R), Share-Based Payment. The SEC concluded that a company could, under certain circumstances, continue to use the simplified method for share option grants after December 31, 2007. The Company does not use the simplified method for share options and therefore SAB No. 110 has no impact on the Company’s consolidated financial statements.
Effect of Newly Issued But Not Yet Effective Accounting Standards: In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations (“FAS 141(R)”), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Corporation’s results of operations or financial position.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS No. 160”), which will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. FAS No. 160 is effective as of the beginning of the first fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited and the Corporation does not expect the adoption of FAS No. 160 to have a significant impact on its results of operations or financial position.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133”. FAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 for derivative instruments and hedging activities. FAS No. 161 requires qualitative disclosure about objectives and strategies for using derivative and hedging instruments, quantitative disclosures about fair value amounts of the instruments and gains and losses on such instruments, as well as disclosures about credit-risk features in derivative agreements. FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this standard is not expected to have a material effect on the Corporation’s results of operations or financial position.
(continued)

15.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 2 — SECURITIES
The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

		Gross	Gross
		Unrealized	Unrealized
	Fair Value	Gains	Losses
2008
U.S. Government-sponsored enterprises	$516,032	$16,032	$—
Mortgage-backed	5,378,328	191,220	(1,884)
Municipal	4,319,962	75,183	(17,093)

	$10,214,322	$282,435	$(18,977)

2007
U.S. Government-sponsored enterprises	$2,505,914	$6,412	$(518)
Mortgage-backed	3,931,094	54,803	(5,483)
Municipal	4,545,957	46,929	(12,181)

	$10,982,965	$108,144	$(18,182)

The fair values of debt securities at year-end 2008 by contractual maturity were as follows. Mortgage backed securities which are not due at a single maturity date are shown separately. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

Due in one year or less	$—
Due from one to five years	349,998
Due from five to ten years	2,879,163
Due from ten to fifteen years	1,606,833
Mortgage-backed	5,378,328

$10,214,322

No securities were sold during 2008 or 2007. At year-end 2008 and 2007, securities with carrying values of $8,012,943 and $4,175,939, respectively, were pledged to secure public deposits, borrowings and for other purposes as required or permitted by law.
Securities with unrealized losses at year-end 2008 and 2007, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss
December 31, 2008:
Mortgage-backed	$—	$—	$96,270	$(1,884)	$96,270	$(1,884)
Municipal	208,969	(15,114)	629,768	(1,979)	838,737	(17,093)

Total	$208,969	$(15,114)	$726,038	$(3,863)	$935,007	$(18,977)

(continued)

16.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 2 — SECURITIES (Continued)

	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss
December 31, 2007:
U.S. Government-sponsored enterprises	$249,482	$(518)	$—	$—	$249,482	$(518)
Mortgage-backed	14,026	(27)	304,772	(5,456)	318,798	(5,483)
Municipal	663,556	(4,409)	846,133	(7,772)	1,509,689	(12,181)

Total	$927,064	$(4,954)	$1,150,905	$(13,228)	$2,077,969	$(18,182)

Unrealized losses on debt securities issued by municipalities have not been recognized in income because the issuer’s securities are of high credit quality and management has the intent and ability to hold for the foreseeable future or until recovery. The fair value is expected to recover as the bonds approach maturity. Timely repayment of principal and interest on mortgage-backed securities is guaranteed by the U. S. government sponsored enterprise issuer therefore unrealized losses on these securities have not been recognized in income.
At year-end 2008, the Company held no debt securities issued by the FHLB and at year-end 2007, the Company held $1,501,705 of debt securities issued by the FHLB. The Company’s mortgage banking securities were issued by one of two U.S. government enterprises. There were no other holdings of securities from a single issuer at year-end 2008 and 2007 that exceeded 10% of shareholders’ equity.
NOTE 3 — LOANS
Loans at year-end were as follows:

	2008	2007
Commercial business	$40,538,308	$35,391,508
Commercial real estate	83,252,004	73,122,859
Commercial construction	3,917,279	1,919,310
Home equity	7,734,516	6,663,412
Residential mortgage and construction	1,277,501	1,513,902
Consumer installment	3,298,283	2,985,560
Purchased auto loans	3,577,953	—
Other	29,587	31,506

	$143,625,431	$121,628,057

Activity in the allowance for loan losses was as follows:

	2008	2007
Beginning balance	$1,605,766	$1,588,217
Provision for loan losses	529,174	116,202
Loans charged off	(394,710)	(203,668)
Recoveries	3,240	105,015

Ending balance	$1,743,470	$1,605,766

(continued)

17.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 3 — LOANS (Continued)
At December 31, 2008 and 2007, there were $1,657,328 and $720,356, respectively, of loans in nonaccrual status. There were no other loans more than 90 days past due.
Loans individually considered impaired were as follows:

	2008	2007
Year-end loans with no allocated allowance for loan losses	$1,108,795	$720,356
Year-end loans with allocated allowance loan losses	393,835	—

	$1,502,630	$720,356

Amount of the allowance for loan losses allocated	$69,766	$—
Average of impaired loans during the year	$1,137,217	$877,810
Interest income recognized on impaired loans while considered impaired was immaterial for 2008 and 2007.
Loans to principal officers, directors and their affiliates in 2008 were as follows:

Beginning balance	$2,027,542
New loans	1,193,566
Repayments	(243,815)

Ending balance	$2,977,293

NOTE 4 — FAIR VALUE
Statement 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used to in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).
(continued)

18.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 4 — FAIR VALUE (Continued)
The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.
Assets and liabilities measured at fair value are summarized below:

Fair Value Measurements
at December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level One)	(Level Two)	(Level Three)
Assets and liabilities measured at fair value on a recurring basis:
Available for sale securities	—	$10,214,322	—

Assets and liabilities measured at fair value on a nonrecurring basis:
Impaired loans	—	—	$324,069
Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal balance of $393,835, with a valuation allowance of $69,766, resulting in an additional provision for loan losses of $69,766 for the period.
NOTE 5 — PREMISES AND EQUIPMENT, NET
Year-end premises and equipment were as follows:

	2008	2007
Leasehold improvements	$1,181,817	$1,281,280
Furniture and equipment	1,086,422	1,020,404

	2,268,239	2,301,684
Less accumulated depreciation	(1,262,158)	(1,114,382)

	$1,006,081	$1,187,302

(continued)

19.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 5 — PREMISES AND EQUIPMENT, NET (Continued)
The Company’s main facility is leased under an operating lease from a member of the Board of Directors. The original ten-year lease term expired in October 2008 and the Company exercised the first five-year renewal option. The Company has the option to renew the lease for five additional years at the end of the current five-year term and it is probable it will be renewed. Rent expense for these facilities, not including assessments for common area maintenance, offset by rental income on subleased property was $257,248 in 2008 and $246,247 in 2007. Common area maintenance and utilities for these facilities totaled $112,552 in 2008 and $120,063 in 2007.
In October 2004, the Company entered into an operating lease agreement with an unrelated entity for its new Brecksville location with a term of ten years, with two five-year renewal options. Rent expense for the Brecksville location, not including assessments for common area maintenance, was $160,962 and $157,806 in 2008 and 2007, respectively. Common area maintenance and utilities totaled $68,735 and $55,907 in 2008 and 2007, respectively.
At December 31, 2008, the total contractual future minimum rental payments under the leases excluding renewal options that are present are as follows:

2009	$410,982
2010	419,202
2011	427,586
2012	436,137
2013	399,597
Thereafter	135,276

$2,228,780

NOTE 6 — DEPOSITS
At year-end, total interest-bearing deposits were as follows:

	2008	2007
Interest-bearing demand	$6,958,911	$6,662,678
Savings	41,734,003	50,365,334
Money market	25,148,086	29,622,534
Time under $100,000	35,433,397	22,604,561
Time $100,000 and over	30,501,265	15,093,310

	$139,775,662	$124,348,417

Scheduled maturities of time deposits are as follows:

2009	$39,018,598
2010	14,385,482
2011	6,500,526
2012	1,593,067
2013	4,327,931
Thereafter	109,058

$65,934,662

(continued)

20.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 6 — DEPOSITS (Continued)
Deposits of $100,000 or more were $78,212,349 and $79,679,332 at year-end 2008 and 2007, respectively.
At year-end 2008 and 2007, there were $14,561,933 and $5,647,825, respectively, in national market certificates of deposit, primarily in amounts below the FDIC insurance thresholds.
Deposits from principal officers, directors and their affiliates at year-end 2008 and 2007 were $4,041,697 and $3,113,783, respectively.
NOTE 7 — FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS
Advances from the Federal Home Loan Bank at year-end were as follows:

	Rate or	Average
	Range of Rates	Rate	2008	2007
Fixed-rate advances:
Maturing March 2009	2.39%-3.25%	3.08%	$3,100,000	$2,500,000
Maturing March 2010	2.70%	2.70%	500,000	—
Maturing April 2010	4.57%	4.57%	1,000,000	1,000,000
Maturing March 2011	3.06%	3.06%	400,000	—
Maturing June 2011	3.65%	3.65%	1,000,000	—
Maturing March 2012	3.50%	3.50%	300,000	—
Maturing March 2013	3.75%	3.75%	200,000	—

			$6,500,000	$3,500,000

There were no variable-rate advances at December 31, 2008 or 2007. Interest is payable monthly, and the principal is payable at maturity, with prepayment penalties for early payment. The advances are collateralized by $10,432,000 of loans and $424,000 of FHLB stock under a blanket lien agreement. As of December 31, 2008, the Company’s available borrowing capacity with the FHLB was $6,224,000 subject to the acquisition of additional shares of FHLB stock.
In 2003, the Company entered into a line of credit agreement with another financial institution to obtain funding to provide capital and liquidity to the Bank as needed. This credit line was $5,000,000 at December 31, 2008, with up to $2,000,000 for the purpose of providing additional capital to the Bank as needed, and up to $3,000,000 for liquidity purposes. The interest rate on the line is variable, at 75 basis points (bp) below the prime rate or LIBOR plus 1.75%, at the Company’s option at the time the line is drawn, however the interest rate shall not be less than 4.20%. The line is secured by 100% of the stock of the Bank. In July 2008, the line was renewed and modified, with a maturity of July 1, 2010. The Company borrowed $500,000 against this line for capital purposes at 4.20% on December 29, 2008 and the outstanding balance at year-end was $500,000. The Company borrowed $3,000,000 against this line of credit for liquidity purposes at prime less 1.10%, or 4.15% on March 31, 2008 for seven days. There were no other borrowings against the line of credit during 2008 or 2007.
(continued)

21.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 7 — FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS (Continued)
There are certain covenants on the line relating to the Company’s and the Bank’s operating performance and capital status. As of December 31, 2008 and December 31, 2007, the Company and the Bank were in compliance with all covenants.
The Company also has the ability to borrow under various other credit facilities that totaled $3,201,000 at December 31, 2008. Of this amount, $1,000,000 is available for short-term borrowing under an unsecured federal funds line through a correspondent bank at overnight borrowing rates and $2,201,000 is available from two correspondent banks secured by the Company’s unpledged securities.
NOTE 8 — EMPLOYEE BENEFITS
The Company has a 401(k) Profit Sharing Plan that covers substantially all employees and allows eligible employees to contribute up to 90% of their compensation subject to maximum statutory limitations. Under the Plan, the Company is permitted to make discretionary profit sharing or matching contributions to the Plan. During 2008 and 2007, the Company matched eligible contributions up to 50% of the first 6% of each employee’s compensation, resulting in expense of $43,701 and $42,843, respectively.
The Company has a Supplemental Executive Retirement Plan for the Chief Executive Officer, Chief Lending Officer and Chief Financial Officer. Under the terms of the Plan, these individuals will be paid an annual benefit of twenty percent of their respective base salaries for a period of ten years following retirement at or after age 65 or termination other than for cause. The plan includes a vesting feature of five percent per year for twenty years for the Chief Lending Officer and Chief Financial Officer from 2006 through 2026.
The accrued liability for this plan at December 31, 2008 was $221,677 and the related expense for 2008 was $51,791. At December 31, 2007, the accrued liability for this plan was $169,886 and the related expense was $43,010.
The Company invested in single-premium cash-surrender value life insurance policies (Bank-Owned Life Insurance) for the Chief Executive Officer, Chief Lending Officer and Chief Financial Officer as the named insureds. The Company is the owner and sole beneficiary of these policies. The Company increased its investment in Bank Owned Life Insurance by $500,000 for the Chief Lending Officer and by $500,000 for the Chief Financial Officer in 2008. Bank-Owned Life Insurance policies are tax-advantaged instruments in that the increases in cash surrender value and the eventual death benefit under the policies are not taxable income to the Company. The income from these policies is intended to help offset the cost of providing a supplemental retirement plan for each executive.
The Company recorded income of $89,085 and $50,107 for 2008 and 2007 from its life insurance policies. The cash surrender value of the insurance policies was $2,231,665 and $1,142,580 at December 31, 2008 and 2007, respectively.
(continued)

22.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 9 — INCOME TAXES
Income tax expense (benefit) was as follows:

	2008	2007
Current	$223,149	$432,444
Deferred	(103,283)	(99,461)

Total income tax expense	$119,866	$332,983

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all periods presented to income before income taxes as a result of the following for the periods ended December 31:

	2008	2007
Income tax expense at statutory rate	$194,879	$391,067
Tax-exempt income	(51,876)	(47,607)
Income from life insurance contracts	(30,289)	(16,875)
Other, net	7,152	6,398

Total income tax expense	$119,866	$332,983

The components of the net deferred tax asset (liability) recorded in the consolidated balance sheets as of December 31 are as follows:

	2008	2007
Deferred tax assets:
Bad debt deduction	$478,938	$441,163
Deferred loan fees and costs	5,271	—
Deferred compensation	75,370	57,761
Accrued expenses	1,020	25,500
Stock option expense	47,431	1,573

	608,030	525,997

Deferred tax liabilities:
Deferred loan fees and costs	—	(2,291)
Unrealized gain on securities available for sale	(89,576)	(30,587)
Prepaid expenses	(35,866)	(38,285)
Depreciation	(13,956)	(35,426)
FHLB stock dividends	(27,710)	(22,780)

	(167,108)	(129,369)

Net deferred tax asset	$440,922	$396,628

As of December 31, 2008 and 2007, the Company had no FIN 48 unrecognized tax benefits or accrued interest and penalties recorded. The Company does not expect the amount of unrecognized tax benefits to significantly increase within the next twelve months. The Company recognizes interest and penalties as a component of income tax expense.
The Company and its subsidiary are subject to U.S. federal income tax as well as income tax in the state of Ohio for Western Reserve Bancorp. The Bank is subject to tax in Ohio based upon its net worth. The Company is no longer subject to examination by taxing authorities for years prior to 2005.
(continued)

23.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 10 — STOCK OPTIONS
The Western Reserve Bancorp, Inc. 1998 Stock Option Plan as amended (the Plan) provides the Board with the authority to compensate directors, officers and employees with stock option awards for their services to the Company. Options granted under the Plan are designated as Non-qualified stock options meaning that they will not be designated as Incentive stock options meeting the requirements of Section 422 of the Internal Revenue Code of 1986, as amended. Stock option grants reduce the options available for grant while unvested awards that are forfeited increase the options available for grant. The Plan’s ten-year term ended in 2008 and, accordingly, there were no options available to be awarded under the plan at year-end.
A summary of the activity in the plan is as follows:

	Year Ended December 31, 2008
		Weighted Average
	Shares	Exercise Price
Options outstanding at beginning of year	109,886	$18.71
Granted	—	—
Exercised	(3,125)	17.54
Forfeited	(625)	25.60

Options outstanding at end of year	106,136	$18.70

Options exercisable at year-end	104,511	$18.57
Intrinsic value is defined as the excess of the market price of the Company’s stock as of December 31, 2008 over the exercise price of the option. The aggregate intrinsic value of all options outstanding and exercisable at December 31, 2008 was zero.
The maximum option term is ten years, and options granted after 2004 generally vest 100% after five years while options granted before 2004 vested over three years. The Company is recognizing compensation expense on a straight-line basis over the vesting period for options awarded but not vested. Compensation expense for 2008 was $3,025 and for 2007 was $1,696. The related tax benefit was not material. In 2008, the Company recognized $131,851 in compensation expense related to a five-year extension of the option terms for 55,012 options that would have expired in 2008. The related income tax benefit was $44,829.
(continued)

24.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 10 — STOCK OPTIONS (Continued)
Options outstanding at year-end 2008 were as follows:

	Outstanding		Exercisable
		Weighted
		Average		Weighted
		Remaining		Average
		Contractual		Exercise
Range of Exercise Prices	Number	Life (years)	Number	Price
$16.00-$19.99	79,366	3.2	79,366	$16.76
$20.00-$23.99	12,812	2.5	12,812	20.08
$24.00-$31.99	9,951	5.4	8,326	27.09
$32.00	4,007	4.8	4,007	32.00

Outstanding at year-end	106,136	3.4	104,511	$18.57

During 2008, a total of 55,012 stock options were modified to extend their maturity date for five years. No options were granted during 2008. The weighted average remaining contractual life of exercisable options as of December 31, 2008 was 3.3 years.
The fair value of options modified was determined using the following weighted-average assumptions as of the modification date.

2008
Risk-free interest rate	2.84% to 3.09%
Expected option life (years)	5.0 to 6.3
Expected stock price volatility	14.7% to 16.5%
Dividend yield	0.00%
Proceeds, related tax benefits realized from options exercised and intrinsic value of options exercised are listed in the table below. New shares were issued to satisfy these exercises.

	2008	2007
Proceeds of options exercised	$54,800	$81,200
Related tax benefit recognized	2,618	17,654
Intrinsic value of options exercised	7,700	51,925
The compensation cost yet to be recognized for stock options that have been awarded but not vested is as follows at December 31, 2008:

Compensation Costs
2009	$2,402
2010	2,263
2011	1,566
2012	1,337

Total	$7,568

(continued)

25.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
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
The contractual amounts of loan commitments were as follows at year-end.

	2008		2007
	Fixed	Variable	Fixed	Variable
	Rate	Rate	Rate	Rate
Commitments to extend credit (net of participations)	$4,253,000	$8,084,000	$4,504,000	$6,285,000
Unused credit card, home equity and overdraft lines of credit	—	9,923,000	—	9,376,000
Unused commercial lines of credit	812,000	13,087,000	400,000	17,121,000
Commitments to make loans are generally made for periods of one year or less. At December 31, 2008, the fixed rate loan commitments have interest rates ranging from 4.25% to 8.50% and maturities ranging from approximately one year to twenty-five years.
There were $59,000 and $135,000 of standby letters of credit outstanding as of December 31, 2008 and 2007, respectively. The fair value of these instruments was immaterial.
The Company participates in the Federal Home Loan Bank of Cincinnati’s Mortgage Purchase Program which provides the Company the ability to sell conventional mortgage loans in the secondary market. The program utilizes a Lender Risk Account (LRA) which is funded through the proceeds of individual mortgages sold. One LRA is established for each master commitment and the amount deposited into the LRA is approximately thirty to fifty basis points of each original loan balance.
If a loss on an individual loan is in excess of homeowner equity and (if applicable) primary mortgage insurance, funds are withdrawn from the related LRA to cover the shortfall. The Company is eligible to receive LRA funds, net of any losses, beginning in the sixth year from the date a master commitment is fulfilled and ending in the eleventh year or when all of the loans sold under a master commitment have been paid in full. During 2008, all of the loans sold under one such master commitment were paid in full and the Company received a refund of the full LRA related to that master commitment. The Company’s LRA totaled $11,191 at December 31, 2008 and $12,511 at December 31, 2007. For the year ended December 31, 2008, one loan was sold as part of the Mortgage Purchase Program totaling $97,500. During 2007, six loans were sold as part of the Mortgage Purchase Program totaling $1,371,000. At December 31, 2008 and 2007, there were no residential mortgage loans held for sale.
(continued)

26.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 12 — FAIR VALUES OF FINANCIAL INSTRUMENTS
Carrying amounts and estimated fair values of financial instruments at year-end are as follows:

	2008		2007
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Cash and cash equivalents	$21,302,463	$21,302,000	$23,818,528	$23,819,000
Securities available for sale	10,214,322	10,214,000	10,982,965	10,983,000
Loans, net of allowance	141,881,961	141,702,000	120,022,291	120,715,000
Accrued interest receivable	490,783	491,000	631,436	631,000

Demand and savings deposits	(90,783,194)	(90,783,000)	(103,731,397)	(103,731,000)
Time deposits	(65,934,662)	(66,530,000)	(37,697,871)	(37,848,000)
Federal Home Loan Bank advances	(6,500,000)	(6,632,000)	(3,500,000)	(3,524,000)
Other borrowings	(500,000)	(500,000)	—	—
Accrued interest payable	(156,683)	(157,000)	(115,212)	(115,000)
For purposes of these disclosures of estimated fair values, the following assumptions were used. Carrying amount is the estimated fair value for cash and cash equivalents, accrued interest receivable and payable, demand deposits, short-term borrowings, and variable rate loans and deposits that reprice frequently and fully. See Note 4 for more information regarding the fair values of securities. It is not practical to estimate the fair value of restricted stock due to restrictions placed on its transferability. These securities have been omitted from this disclosure.
For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of debt is based on current rates for similar financing. Fair values of unrecorded commitments were not material.
NOTE 13 — REGULATORY CAPITAL MATTERS
The payment of dividends by the Bank to the Company is subject to restrictions by its regulatory agencies. These restrictions generally limit dividends to the lesser of its undivided profits or the total of its net income for that year, combined with its retained net income from the preceding two years, as defined. Accordingly, the Bank will have approximately $1,411,000, plus its net income in 2009, available to be paid as dividends to the Company. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described below.
The Bank is subject to regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2008, the Bank met all capital adequacy requirements to which it is subject.
(continued)

27.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 13 — REGULATORY CAPITAL MATTERS (Continued)
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
The Bank’s actual and required capital amounts and ratios at year-end are presented in the following table. At year-end 2008 and 2007, the most recent regulatory notifications categorized the Bank as well-capitalized. Management is not aware of any events since December 31, 2008 that would change the Bank’s capital category.

					Minimum To Be
					Well-Capitalized
			Minimum Required		Under Prompt
	Western Reserve		For Capital		Corrective Action
	Bank		Adequacy Purposes		Provisions
($ in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
2008
Total Capital to risk-weighted assets	$16,617	11.0%	$12,067	8.0%	$15,084	10.0%
Tier 1 (Core) Capital to risk-weighted assets	14,874	9.9%	6,034	4.0%	9,050	6.0%
Tier 1 (Core) Capital to average assets	14,874	8.5%	7,023	4.0%	8,779	5.0%

2007
Total Capital to risk-weighted assets	$14,289	10.9%	$10,449	8.0%	$13,061	10.0%
Tier 1 (Core) Capital to risk-weighted assets	11,783	9.0%	5,224	4.0%	7,837	6.0%
Tier 1 (Core) Capital to average assets	11,783	7.3%	6,462	4.0%	8,077	5.0%
(continued)

28.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 14 — PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS
Condensed financial information of Western Reserve Bancorp, Inc. follows:
CONDENSED BALANCE SHEETS
December 31, 2008 and 2007

	2008	2007
ASSETS
Cash and cash equivalents	$97,729	$544,053
Investment in bank subsidiary	15,047,947	11,842,086
Restricted stock	25,000	25,000
Subordinated debt due from bank subsidiary	—	1,500,000
Other assets	53,660	19,034

Total assets	$15,224,336	$13,930,173

LIABILITIES AND SHAREHOLDERS’ EQUITY
Note payable	$500,000	$—
Other liabilities	13,616	1,200
Shareholders’ equity	14,710,720	13,928,973

Total liabilities and shareholders’ equity	$15,224,336	$13,930,173

CONDENSED STATEMENTS OF INCOME
Years ended December 31, 2008 and 2007

	2008	2007

Interest and dividend income	$20,037	$76,381
Operating expenses	228,127	80,077

Income (loss) before income tax and undistributed income of bank subsidiary	(208,090)	(3,696)
Income tax (expense) benefit	70,044	1,264
Equity in undistributed income of bank subsidiary	591,354	819,646

Net income	$453,308	$817,214

(continued)

29.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 14 — PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (Continued)
CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2008 and 2007

	2008	2007
Cash flow from operating activities
Net income	$453,308	$817,214
Stock based compensation	134,876	17,446
Equity in undistributed income of bank subsidiary	(591,354)	(819,646)
Change in other assets and liabilities	(22,210)	(15,421)

Net cash from operating activities	(25,380)	(407)

Cash flows from investing activities
Net decrease in loans	1,500,000	—
Investment in bank subsidiary	(2,500,000)	(300,000)

Net cash from investing activities	(1,000,000)	(300,000)

Cash flows from financing activities
Net increase in borrowings	500,000	—
Proceeds and income tax benefit from exercise of stock options	57,418	98,854
Proceeds from issuance of common stock under Employee Stock Purchase Plan	21,638	19,253

Net cash from financing activities	579,056	118,107

Change in cash and cash equivalents	(446,324)	(182,300)
Cash and cash equivalents at beginning of year	544,053	726,353

Cash and cash equivalents at end of year	$97,729	$544,053

NOTE 15 — OTHER COMPREHENSIVE INCOME
Other comprehensive income components and the related tax effects were as follows:

	2008	2007
Unrealized holding gains on available for sale securities arising during the period	$173,496	$67,898
Tax effect	(58,989)	(23,085)

Net-of-tax amount	$114,507	$44,813

(continued)

30.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 16 — EARNINGS PER SHARE
Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share are computed using the weighted average number of shares determined for the basic computation plus the dilutive effect of potential common shares issuable under stock options. In computing earnings per common and common equivalent share, the Company has utilized the treasury stock method
The factors used in the earnings per share computation follow.

	2008	2007
Basic
Net income	$453,308	$817,214

Weighted average common shares outstanding	582,230	575,261

Basic earnings per common share	$0.78	$1.42

Diluted
Net income	$453,308	$817,214

Weighted average common shares outstanding for basic earnings per common share	582,230	575,261
Add: Dilutive effects of assumed exercises of stock options	9,951	25,571

Average shares and dilutive potential common shares	592,181	600,832

Diluted earnings per common share	$0.77	$1.36

Stock options for 15,208 shares of common stock in 2008 and 8,514 shares in 2007 were not considered in computing diluted earnings per common share because they were antidilutive.
NOTE 17 — PARTICIPATION IN THE TREASURY CAPITAL PURCHASE PROGRAM
On October 3, 2008, Congress passed the Emergency Economic Stabilization Act of 2008 (EESA), which provides the U.S. Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to U.S markets. One of the provisions resulting from the EESA is the Treasury Capital Purchase Program (CPP), which will provide participating financial institutions with a direct capital investment through the Treasury Department’s purchase of preferred stock. The Company has received approval to participate in the CPP up to the maximum of 3% of risk-weighted assets or approximately $4.45 million. The Company intends to participate in the CPP and shareholders will be asked to approve the issuance of preferred stock at the 2009 Annual Meeting of Shareholders.

31.

WESTERN RESERVE BANCORP, INC.
COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
As of December 31, 2008 and 2007, and for the Years then Ended

($000’s except per share data)	2008	2007

Balance Sheet Data:
Total assets	$179,112	$159,360
Securities available for sale	10,214	10,983
Total loans	143,625	121,628
Allowance for loan losses	1,743	1,606
Total deposits	156,718	141,429
Shareholders’ equity	14,711	13,929

Income Statement Data:
Total interest income	$9,610	$10,864
Total interest expense	3,771	5,408

Net interest income	5,839	5,456
Provision (credit) for loan losses	529	116

Net interest income after provision (credit) for loan losses	5,310	5,340
Noninterest income	389	384
Noninterest expense	5,126	4,574

Income before income tax	573	1,150
Income tax expense	120	333

Net income	$453	$817

Per Share Data:
Basic income per common share	$0.78	$1.42
Diluted income per common share	0.77	1.36
Book value per share at year-end	25.22	24.05
Cash dividends per share	n/a	n/a
Average shares used in basic income per share calculations	582,230	575,261
Average shares used in diluted income per share calculations	592,181	600,832

Operating Ratios:
Total loans to total deposits	91.65%	86.00%
Total shareholders’ equity to total assets	8.21%	8.74%
Average shareholders’ equity to average assets	8.65%	8.70%
Return on average equity	3.17%	6.12%
Return on average assets	0.27%	0.53%
Dividend payout ratio	n/a	n/a
Allowance for loan losses to total loans	1.21%	1.32%
Average assets	$165,171	$153,374
Average shareholders’ equity	14,294	13,345

32.

WESTERN RESERVE BANCORP, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OVERVIEW
In the following section, management presents an analysis of Western Reserve Bancorp, Inc.’s financial condition and results of operations as of and for the years ended December 31, 2008 and 2007. This discussion is intended to provide a more comprehensive review of the operating results and financial condition than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this report.
Net income for 2008 was $453,308, a decrease of $363,906, or 44.5%, from 2007 net income of $817,214. The decrease in 2008 was primarily related to increases in the provision for loan losses and in salaries and benefits and other noninterest expense.
Deposits increased $15,288,588, or 10.81%, to $156,717,856 at December 31, 2008. Growth in Certificates of Deposit (CDs) of $28.2 million was partially offset by decreases in savings and money market accounts of $13.1 million. To the extent these increased deposits were not deployed in loans, they were placed in short-term Federal funds sold or other short term interest-earning deposits.
Management believes that there are significant opportunities for commercial lending in Wayne County and southern Medina County. To take advantage of these opportunities for growth, the Company opened a lending office in Wooster, Ohio in December 2008. The Company anticipates that excess funds and deposit growth will be used to make high-quality loans in the foreseeable future.
The Brecksville office, which opened in October 2004, continues to meet management’s expectations in for both loan and deposit growth. At year-end 2008, Brecksville’s total loans were $16.4 million and total deposits were $41.1 million. The majority of those deposits (63.9%) were in Market Rate Savings Accounts which tend to have lower interest rates than CDs.
The Company’s liquidity position decreased somewhat in 2008, primarily due to loan growth outpacing deposit growth during the year. As of year-end 2008, cash and cash equivalents had decreased $2.5 million, or 10.6% to $21.3 million. Management believes the Company is well-positioned to take advantage of lending and other opportunities during 2009.
FINANCIAL CONDITION
Total assets at December 31, 2008, were $179,112,239, an increase of $19,752,522 or 12.4% over 2007 year-end assets of $159,359,717. The primary reason for the increase in total assets was an increase in loans which was primarily funded by an increase in deposits and, to a lesser extent, by utilizing excess liquid funds.

33.

SECURITIES
The Company owns securities of U. S. government-sponsored enterprises, mortgage-backed securities and municipal securities. At year-end 2008, the portfolio totaled $10,214,322, and was comprised of 5% securities of U. S. government-sponsored enterprises, 53% mortgage-backed securities and 42% municipal securities. During 2008, $2.0 million of the U.S. government and U.S. government-sponsored enterprises were called, a $250,000 municipal security was called and payments of $725,666 on mortgage-backed securities were received during the year. In addition, during 2008, the Company purchased $2.0 million in mortgage-backed securities with the proceeds from $2.0 million additional FHLB advances with terms approximating the estimated lives of the securities. The expected net yield on this transaction is approximately 1.65%. The securities portfolio provides liquidity and a higher yield than the rate earned on overnight Federal funds sold or other short-term instruments. Securities in the portfolio are also used as collateral for public funds deposits.
LOANS
Total loans increased $21,997,374, or 18.1%, in 2008 to $143,625,431 at year-end. The Company’s primary lending focus is commercial loans to small businesses in its primary market area which includes Medina, Cuyahoga and contiguous counties. Commercial loans, which include commercial business, commercial real estate and commercial construction loans, increased $17.3 million and were responsible for much of the growth in the loan portfolio during 2008. The Company purchased a portfolio of auto loans in 2008 that totaled $3.6 million at year-end and is serviced by the selling institution.
The growth in commercial loans consisted of increases in commercial real estate loans of $10,129,145 and commercial business loans of $5,146,800.
Of the total loans at December 31, 2008, approximately $96.1 million or 66.9% are at a variable rate of interest, and $47.6 million or 33.1% are fixed rate. Of the total loans, $80.0 million, or 55.7% mature or are able to be repriced within twelve months. Only $4.1 million or 2.9% of total loans mature or reprice in more than five years.
The Company’s loan-to-deposit ratio was 91.6% at December 31, 2008, compared to 86.0% at December 31, 2007. The Company’s loan-to-assets ratio increased to 79.2% at December 31, 2008 compared to 75.3% at December 31, 2007. Management anticipates that the loan-to-deposit ratio for 2009 will remain in the range of 90 to 95% and the loan-to-assets ratio will remain in the range of 79% to 85%.
The Company participates in the Federal Home Loan Bank of Cincinnati’s Mortgage Purchase Program which provides the Company the ability to sell conventional mortgage loans in the secondary market with the option to retain the servicing or sell the servicing rights to a third party servicer. Generally, the Company sells the servicing rights of loans sold through the program. The program is structured whereby the Company enters into a contract to deliver at least $2.0 million under a master commitment within a nine-month timeframe. The program also utilizes a Lender Risk Account (LRA) which is funded from the proceeds of individual mortgages sold. Refer to Note 11 of the consolidated financial statements for more information regarding the FHLB Mortgage Purchase Program.
DEPOSITS AND OTHER FUNDING SOURCES
Total deposits increased by $15,288,588, or 10.8% to $156,717,856 at December 31, 2008, compared to $141,429,268 at December 31, 2007.

		Percent of
	Amount	Portfolio
Total Deposits at December 31, 2008:
Noninterest bearing demand deposits	$16,942,194	10.8%
Interest-bearing NOW accounts	6,958,911	4.4%
Savings accounts and money market accounts	66,882,089	42.7%
Certificates of deposit (CDs)	57,976,747	37.0%
Individual Retirement Arrangements (IRAs)	7,957,915	5.1%

Total	$156,717,856	100.00%

34.

CDs included $8,523,262 in public funds at December 31, 2008, of these $4.0 million at 2.43% mature in 2009 and $4.5 million at 0.08% mature in 2010.
As of December 31, 2008, the Company had $14,561,933 of national market CDs, primarily from other banks and credit unions, generally below $100,000, with terms ranging from one year to five years, and rates ranging from 2.47% to 5.10%. As of year-end 2008, the weighted average rate of these CDs was 3.85%, and the weighted average remaining maturity was 20.1 months. At December 31, 2007, there was $5,647,825 in national market CDs. Although management believes these CDs were obtained at market rates at the time they were originated, they may be more vulnerable to price sensitivity than local deposits. Management intends to allow these CDs to roll off at maturity because local deposit growth is strong.
Deposits of $100,000 or more totaled $78,212,349, or 49.9% of total deposits as of December 31, 2008 compared to $79,679,332 or 56.3% of total deposits at December 31, 2007. The Company participates in the Certificate of Deposit Account Registry Service deposits (CDARS) program which allows depositors to maintain a deposit relationship with one bank but disburse funds in amounts less than the FDIC insurance limit to various banks to maintain deposit insurance. This program has reduced the amount of deposits over $100,000 at the Bank. The Bank has $10.4 million placed with the CDARS program.
The Company obtains additional funding through the Federal Home Loan Bank of Cincinnati (FHLB). As of December 31, 2008 and 2007, the Company had FHLB advances of $6,500,000 and $3,500,000, respectively.
RESULTS OF OPERATIONS
Consolidated net income was $453,308 in 2008, compared to $817,214 in 2007, a decrease of 44.5%. Income before income taxes was $573,174 in 2008, compared to $1,150,197 in the prior year.
The primary reasons for the decrease in net income were increases in the provision for loan losses and noninterest expense. For 2008, the provision for loan losses reflected the impact of net charge-offs of $391,470 and overall growth in the loan portfolio. The increase in noninterest expense was primarily due to higher compensation expense related to growth and to stock option extensions under FAS 123R. Noninterest expense also include the reversal of interest earned in prior years on loans placed on nonaccrual status in 2008 of $78,000 and the loss on disposal of fixed assets in office space no longer leased of $59,000.
Basic and diluted earnings per common share were $0.78 and $0.77, respectively, for the year ended December 31, 2008. Basic and diluted earnings per common share were $1.42 and $1.36, respectively, in 2007.
No dividends were paid in 2008 or 2007, and the Company does not expect to pay cash dividends in the foreseeable future, because the capital is needed to support the Company’s continued growth.
NET INTEREST INCOME
Net interest income for 2008 was $5,839,282, an increase of $382,713, or 7.0% compared with $5,456,569 in 2007. The increase in net interest income was mainly attributable a 1 bp increase in net interest margin.

35.

Following is a table showing the average balances, interest and rates on a fully taxable-equivalent basis of the Company’s interest-earning assets and interest-bearing liabilities as of December 31, 2008 and 2007.

	Year ended			Year ended
	December 31, 2008			December 31, 2007
	Average		Average	Average		Average
($ thousands)	Balance	Interest	Rate	Balance	Interest	Rate
Interest-earning assets:
Federal funds sold and other short-term funds	$11,962	$274	2.29%	$21,032	$1,050	4.99%
Securities — taxable	6,524	330	5.09	6,001	312	5.17
Securities — tax exempt	4,499	241	5.39	4,430	229	5.15
Restricted stock	648	34	5.29	587	36	6.20
Loans	135,848	8,799	6.48	116,806	9,294	7.96

Total interest-earning assets	159,481	9,678	6.07	148,856	10,921	7.33
Noninterest earning assets	5,690			4,518

Total Assets	$165,171			$153,374

Interest-bearing liabilities
Transaction accounts (NOW)	$7,010	69	0.99	$6,435	64	1.00
Market rate savings accounts	76,520	1,892	2.47	73,090	3,386	4.63
Time deposits	43,999	1,606	3.65	40,857	1,831	4.48
Federal Home Loan Bank advances and other borrowings	6,006	203	3.38	3,500	127	3.63

Total interest-bearing liabilities	133,535	3,770	2.82	123,882	5,408	4.36

Noninterest bearing liabilities	17,342			16,147
Shareholders’ equity	14,294			13,345

Total Liabilities and Shareholders’ Equity	$165,171			$153,374

Net interest income		5,908			5,513
Tax equivalent adjustment		(69)			(57)

Net interest income per financial statements		$5,839			$5,456

Net interest margin (Net yield on average earning assets)			3.71%			3.70%

36.

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
Summary of Changes in Net Interest Income

	2008 vs. 2007			2007 vs. 2006
	Increase (Decrease) Due to			Increase (Decrease) Due to
($ thousands)	Volume	Rate	Net	Volume	Rate	Net
Interest income:
Federal funds sold and other short-term funds	$(329)	$(447)	$(776)	$474	$(14)	$460
Securities available-for-sale- Taxable	23	(5)	18	69	35	104
Securities available-for-sale-tax-exempt	1	11	12	151	2	153
Restricted stock	4	(6)	(2)	2	2	4
Loans receivable	1,287	(1,782)	(495)	360	(11)	349

Total interest-earning assets	986	(2,229)	(1,243)	1,056	14	1,070

Interest expense:
Transaction accounts (NOW)	(6)	1	(5)	6	—	6
Market rate savings accounts	(151)	1,645	1,494	(925)	(184)	(1,109)
Time deposits	(129)	354	225	157	(185)	(28)
FHLB borrowings	(85)	9	(76)	—	—	—

Total interest-bearing liabilities	(371)	2,009	1,638	(762)	(369)	(1,131)

Change in net interest income	$615	$(220)	$395	$294	$(355)	$(61)

The average net interest margin for 2008 was 3.71%, up slightly from 3.70% in 2007. Net interest income benefitted throughout the first three quarters of 2008 as declining market interest rates resulted in interest rates paid on deposits declining at a faster pace than interest rates earned on assets. In the last few months of 2008 market interest rates plummeted to record lows while competitive pressure resulted in interest rates paid on deposits declining at a much slower pace than the yields on interest earning assets, as a result, some of the gains from the first three quarters reversed in the fourth quarter of 2008. Net interest income also improved due to the repositioning of approximately $9.0 million in Federal funds sold and other short-term investments, with weighted average yields of 2.29%, to loans during 2008 with weighted average yields of 6.48%. Management expects opportunities for growth in commercial lending to continue for the foreseeable future.
The average yield on interest earning assets in 2008 was 6.07%, compared to 7.33% in 2007. During 2008, the average yield on loans decreased to 6.48% from 7.96% for 2007. This includes loan fees, net of loan costs, of $48,007 in 2008 and $127,304 in 2007, which contributed 0.04% and 0.09%, respectively, to the net interest margin. During 2007 loan fees benefitted from the receipt of a significantly large prepayment penalty for the early payoff of a commercial real estate loan and no comparable transaction occurred during 2008.

37.

The target for short-term interest rates decreased ten times from 5.25% in September 2007 to a range of 0 to 0.25% in December 2008. The Company decreased its prime rate accordingly, with the Bank’s prime rate at December 31, 2008 being 3.25%. With Market rates at zero, management expects that rates are at or very close to a floor rate, therefore, interest rates are not expected to decline further.
The cost of interest-bearing funds decreased during 2008, to 2.82% on average. This was down from 4.36% during 2007. A significant portion of the Company’s liabilities are Market Rate Savings accounts which are priced according to a national money market index.
NONINTEREST INCOME
Total noninterest income increased $5,406 to $389,431 in 2008, from $384,025 in 2007. The increase in 2008 was primarily due to increases in earnings from Bank Owned Life Insurance of $39,000, service charges on deposit accounts of $22,000 and other fees of $16,000 partially offset by decreases in gains on sales of loans of $32,000 and the recovery of previously charged off interest of $31,000 that was realized in 2007.
The Company participates in the Federal Home Loan Bank of Cincinnati’s (FHLB) Mortgage Purchase Program which provides the Company with the ability to profitably sell conventional mortgages in the secondary market. The secondary market contracted significantly beginning in mid-2007 and the Company sold only one loan in 2008 for $97,500 with a net gain of $1,446 compared the six loans sold in 2007 totaling $1,371,000 with net gains of $33,166. The Company does not retain the servicing for loans sold to the FHLB under the Mortgage Purchase Program.
Service charges on deposits totaled $177,413 in 2008 and $155,468 in 2007. The increase was mainly due to an increase in the fee schedule effective February 2008.
The largest components of “other” noninterest income, aside from the increase in earnings from Bank Owned Life Insurance, were fee income from ATM programs, the rental of safe deposit boxes and wire transfer fees. Management expects that noninterest income will increase as the Company increases in size and continues to increase the number of customers served.
NONINTEREST EXPENSE
Total noninterest expense in 2008 was $5,126,365, an increase of $552,170 or 12.1% over the $4,574,195 in 2007. Increases in salaries and benefits of $319,000 and in other expenses of $150,000 comprise most of the increase in 2008 over 2007. The increase in salaries and benefits included $132,000 related to the five-year extension of stock options to executive officers and general increases due to growth.

38.

Other expense amounts were as follows for the years ended December 31:

	2008	2007
Reversal of prior year interest income on non-accrual loans	$77,950	$—
Collection expenses	72,559	95,111
Loss on disposal of fixed assets	59,295	—
Loan expenses	49,636	42,281
Travel and entertainment	47,199	46,522
OREO expense	43,695	38,645
Insurance	37,026	33,941
Telephone	25,480	25,834
Other	66,178	46,702

Total	$479,018	$329,036

Non-interest expense as a percentage of average assets increased to 3.10% in 2008, compared to 2.98% in 2007, and overhead compared to net interest income increased to 87.8% in 2007, up from 83.8% in 2007. The Company’s efficiency ratio increased to 82.30% in 2008 from 78.32% in 2007. These ratios indicate that the Company has become less efficient in 2008; however, this was primarily due to the effect of such unusual expenses as the compensation recorded for the extension of stock options and the loss on disposal of fixed assets, which increased the ratio by 3.06% in 2008. Total assets per full-time equivalent employee increased to approximately $4,841,000 at December 31, 2008 from $4,307,000 at December 31, 2007 as a result of the Company’s growth.
PROVISION AND THE ALLOWANCE FOR LOAN LOSSES
The allowance for loan losses is maintained at a level considered by management to be adequate to cover probable incurred credit losses in the loan portfolio. Management’s determination of the appropriate provision for loan losses and the adequacy of the allowance for loan losses is based on the Company’s historical losses adjusted for environmental factors which management believes are representative of the probable expected loss experience of the Company. Other factors considered by management include the composition of the loan portfolio, economic conditions, the creditworthiness of the Company’s borrowers and other related factors. The provision for loan losses was $529,174 in 2008 and $116,202 in 2007, representing an increase of $412,972.
In 2008, loans totaling $394,710 were charged off and $3,240 was recovered on loans previously charged off. In 2007, loans totaling $203,668 were charged off and $105,015 was recovered on loans previously charged off. At December 31, 2008, the allowance for loan losses was 1.21% of total loans, compared to 1.32% at year-end 2007. Management allocated approximately 89.9% of the total allowance at year-end to commercial loans, 2.4% to residential mortgage and home equity loans and 1.5% to consumer loans. At December 31, 2008, $69,766, or 4.00% of the allowance for loan losses was allocated to impaired loan balances individually. At December 31, 2007 there was no allocation of the allowance for loan losses to loan balances individually evaluated for impairment. At December 31, 2008, ten loans totaling $1,657,328 were in nonaccrual status, compared to six loans totaling $720,356 at year-end 2007. There were no other loans more than 90 days delinquent as of December 31, 2008 and 2007. Management believes the allowance for loan losses at December 31, 2008, is adequate to absorb probable incurred losses in the loan portfolio.

39.

LIQUIDITY
Liquidity refers to the ability to fund loan demand, meet deposit customers’ withdrawal needs and provide for operating expenses. As summarized in the Statement of Cash Flows, the main sources of cash flow are receiving deposits from customers and, to a lesser extent, proceeds from FHLB advances, borrowings, and repayment of principal and interest on loans and investments. The primary uses of cash are lending to borrowers and, secondarily, investing in securities and short-term interest-earning assets. Assets available to satisfy those needs include cash and due from banks, Federal funds sold, interest-bearing deposits in other banks, loans held for sale and available-for-sale securities. These assets are commonly referred to as liquid assets. Liquid assets were $31,516,785 at December 31, 2008, compared to $34,801,493 at the same date in 2007.
If additional liquidity is needed, the Company has several possible sources which include obtaining additional Federal Home Loan Bank advances, purchasing federal funds, acquiring additional national market CDs or brokered deposits, using surety bonds to secure public deposits and selling loans. The Company also can borrow under various lines of credit. At December 31, 2008, these credit facilities aggregated approximately $12,425,000.
INTEREST RATE SENSITIVITY/GAP
Strategies to manage interest rate risk are utilized to mitigate the possible adverse impact to the Company’s results arising from changes in interest rates.
The Company adopted a strategy to transition its balance sheet to a liability-sensitive position in 2006 as rates appeared to be reaching their peak. To accomplish this the Company emphasized shorter-term deposits and other funding sources, longer repricing intervals on new loans and transitioned funds from short-term Fed funds sold to longer-term loans and investment securities.
The Federal Reserve Target rate was 5.25% throughout most of 2007 until the Federal Reserve Board began a series of ten target rate reductions on September 18, 2007 and continuing through December 16, 2008. At December 31, 2008 the Federal Reserve target rate was defined as a range between zero and 0.25%. The Company maintained its liability-sensitive position throughout 2008 with $101,561,000 of interest-earning assets and $115,954,000 of interest-bearing liabilities maturing or repricing within one year at December 31, 2008, a negative interest rate gap of $14,393,000 (repricing interest-earning assets were 87.6% of interest-bearing liabilities). Management has initiated action to return to a more neutral position, rather than the current liability sensitive position by offering longer term deposits and increasing the emphasis on variable rate loans.
A significant portion of the Company’s liabilities are Market Rate Savings accounts which are generally priced in relation to a national money market index. This index normally moves in relation to the Federal funds target rate but lagged behind the rate cuts made in late 2007. Although the index’s tendency to lag the market mitigated the benefits of the liability sensitive position in late 2007, the index and market rates were more closely aligned by mid-2008, thus benefiting the Company’s net interest margin throughout much of 2008. As market rates continued to decline in late 2008 interest rates on deposit accounts did not keep pace with the declining market rates, primarily due to competitive pressure as some local financial institutions that were in a weak liquidity position drove up the cost of deposits, resulting in a lower net interest margin in the fourth quarter.

40.

CAPITAL RESOURCES
Total shareholders’ equity at December 31, 2008 was $14,710,720, compared to $13,928,973 at December 31, 2007. The increase of $782,000 was primarily due to net income for 2008 of $453,000, proceeds of $55,000 from the exercise of 3,125 stock options, proceeds of $22,000 from the Employee Stock Purchase Plan (resulting in 1,147 shares issued), an increase of $135,000 to additional paid in capital for the recording of stock-based compensation (including a five-year extension of 55,012 options), and an increase of $115,000 in the net unrealized gains on available for sale securities.
Banking regulators have established minimum capital ratios for banks and bank holding companies. Total risk-based capital is made up of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is total shareholders’ equity less any intangible assets. Tier 2 Capital is the allowance for loan losses (includible up to a maximum of 1.25% of risk-weighted assets), plus the qualifying portion of subordinated debt. Refer to Note 13 in the Company’s consolidated financial statements for a more complete discussion of risk-based capital. The Bank exceeded the applicable minimum regulatory capital requirements at December 31, 2008 and 2007, and was considered to be well-capitalized under the regulatory guidelines. Management intends to maintain the Bank’s well-capitalized status.
The Company downstreamed a total of $2.5 million to the Bank during 2008 to maintain the Bank’s capital at well-capitalized levels as the Bank’s loan portfolio and asset base grew. The funds that were downstreamed were the result of the repayment of subordinated debt of $1.5 million by the Bank to the Company, the borrowing of $500,000 on a line of credit intended for capital purposes in December 2008 as well as cash on hand at the Company. During 2007, $300,000 was downstreamed from the Company to the Bank to maintain capital at well-capitalized levels.
The Company has grown rapidly in its ten-year history, and continued rapid growth will require it to consider capital strategies to support that growth. The Company has a $5,000,000 line of credit through an unaffiliated financial institution with up to $2,000,000 for the purpose of providing additional capital to the Bank as needed. By borrowing against the line of credit and then investing the funds into the Bank as capital, the Company is able to manage the Bank’s capital ratios. Traditional capital sources include issuing trust preferred securities, stock or other capital instruments, but the market for these has diminished in the current economy.
In October 2008, the United States Treasury introduced its Troubled Asset Relief Program (TARP). A component of the TARP, the Capital Purchase Program (CPP), involves the United States Treasury providing capital to financial institutions by purchasing senior preferred stock in qualifying institutions of up to 3% of risk-weighted assets or $25 billion, whichever is lower. The Company has been approved by the Federal Reserve Bank of Cleveland for approximately $4.45 million in Senior Preferred Securities under the CPP. The Senior Preferred Securities will be considered Tier 1 capital.
Restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances, as discussed in Note 13. No cash dividends were declared or paid during the periods ended December 31, 2008 and 2007. Management and the Board do not expect the Company to pay cash dividends in the foreseeable future and believe that the capital that would be used to pay dividends is more effectively invested in the continuing growth of the Company.
As of December 31, 2008, management is not aware of any current recommendations by the banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Company’s liquidity, capital resources or operations.

41.

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
CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS
The following table presents, as of December 31, 2008, significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts, hedge basis adjustments, or other similar adjustments.
Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

	Note
(Dollars in thousands)	Reference	2009	2010	2011	2012	2013	Thereafter
Deposits without maturity	6	$90,783
Time deposits	6	39,019	$14,385	$6,501	$1,593	$4,328	$109
FHLB advances and other borrowings	7	3,600	1,500	1,400	300	200	—
Operating leases	5	411	419	427	436	399	135
Note 11 to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exist under those agreements. Examples of these commitments and contingencies include commitments to extend credit to borrowers under lines of credit and employment agreements between the Company and certain of its executive officers.
At December 31, 2008, the Company had no unconsolidated, related special purpose entities, nor did it engage in derivatives and hedging contracts, such as interest rate swaps, that may expose it to liabilities greater than the amounts recorded on the consolidated balance sheet. The Company’s investment policy prohibits engaging in derivatives contracts for speculative trading purposes; however, in the future, management may pursue certain contracts, such as interest rate swaps, in the effort to execute a sound and defensive interest rate risk management policy.

42.

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

43.

EXECUTIVE OFFICERS—WESTERN RESERVE BANCORP, INC.
Edward J. McKeon, President and Chief Executive Officer
Brian K. Harr, Executive Vice President
Cynthia A. Mahl, Executive Vice President, Corporate Secretary and Treasurer
EXECUTIVE OFFICERS—WESTERN RESERVE BANK
Edward J. McKeon, President and Chief Executive Officer
Brian K. Harr, Executive Vice President and Senior Lender
Cynthia A. Mahl, Executive Vice President, Chief Financial Officer and Senior Operations Officer
TRANSFER AGENT, REGISTRAR & DIVIDEND AGENT
Western Reserve Bank
4015 Medina Road, Suite 100
P.O. Box 585
Medina, Ohio 44258-0585
(330) 764-3131 or (866) 633-4622
STOCK INFORMATION
The Company’s common stock was held by approximately 499 holders of record as of December 31, 2008. Howe Barnes Hoefer & Arnett, Inc (Howe Barnes) makes a market in the Company’s shares of stock. Howe Barnes is a ninety-four year old Chicago based investment firm that specializes in the research and trading of small and medium sized community bank stocks. The Company’s shares are quoted on the OTC “Pink Sheets” under the symbol WRBO. The quoted price of the Company’s stock is expected to change over time, dependent primarily upon the supply and demand for the shares. Shareholders and other interested parties may contact Lou Coines at Howe Barnes at 1-800-800-4693 or their broker with any inquiries regarding buying or selling shares of Western Reserve Bancorp, Inc.
ANNUAL REPORT ON FORM 10-K
A copy of the Company’s 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge. To obtain a copy, direct your request to Cynthia A. Mahl, Executive Vice President and CFO, Western Reserve Bancorp, Inc. P.O. Box 585, Medina, OH 44258-0585. You may also access the report at www.sec.gov or through Western Reserve Bank’s web site at www.westernreservebank.com.
ANNUAL MEETING
The Annual Shareholders’ Meeting will be held Thursday, May 7, 2009, at 9:00 a.m. at The Medina Country Club, 5588 Wedgewood Road, Medina, Ohio 44256. All shareholders are encouraged to attend.

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

R. Hal Nichols
Chairman and Manager
Austin Associates, LLC
Toledo, Ohio

(1)	All are Directors of Western Reserve Bancorp, Inc. and Western Reserve Bank.
BRECKSVILLE ADVISORY BOARD

Victoria J. Burns	Brendan Rose
Real Estate Broker, RE/MAX Classic	C.F.O., Industrial First Inc.

Joe Carollo	Greg Skaljac
President, Jani-King of Cleveland	Vice President, Luce, Smith & Scott Inc.
Member, Brecksville City Council

Louis N. Carouse, Jr.	Michael R. Torchia
Member, Brecksville City Council	President & Owner, The Realty Store, LLC

Steve Karas, Retired