Form 10-K/A, Exhibit 13
period 2009-12-31
WESTERN RESERVE BANCORP INC
filed 2010-04-01
CIK 1051473

WESTERN RESERVE BANCORP, INC.
Medina, Ohio

ANNUAL REPORT
December 31, 2009

CONTENTS

LETTER TO SHAREHOLDERS	1

MANAGEMENT’S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING	3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS	5

CONSOLIDATED STATEMENTS OF INCOME	6

CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY	7

CONSOLIDATED STATEMENTS OF CASH FLOWS	8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	9

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA	31

MANAGEMENT’S DISCUSSION AND ANALYSIS	32

COMPANY INFORMATION	43

Dear Fellow Shareholder:

“MAY YOU LIVE IN INTERESTING TIMES.”

Some people consider this a Chinese proverb, while others call it a curse.

Well, we are living through those interesting times.  Another way of describing this is a recent quote by a banking regulator: “Ohio community bankers are managing through this mess.”

Your management team and Board are as busy as a boat crew navigating through a tsunami.  We may be getting wet, but we’re cutting through the waves.  Let me discuss our major areas of concern:

Profitability – Our 2009 profitability was disappointing.  The primary factors involved were compressed margins due to the historically low rate environment, the increased cost of the provision for loan losses and the extra expense related to the FDIC insurance special assessment.  Barring unforeseen developments, we expect 2010 profitability to be a significant improvement over 2009.

Stock Price – Historically, our stock price approached $30, went down to $24 with our stock split in September of 2006, and quickly bounced back to the low $30’s. And then came the storm.  As the big financial entities involved in the meltdown were battered severely and their stocks fell off a cliff, our stock, like most community banks’ stocks, was dragged down slowly.  The fact that our profits were down didn’t help matters.  However, the major issue for us is our stock price being painted with the same brush as the big guys.

I assure you that your frustration with our stock price does not exceed that of your directors or management team.  In most big banks, the directors hold a tiny ownership position.  Our directors and management control 18% of Western Reserve Bancorp, so our stock price definitely has our attention.

Loan Status – Although our loan losses in 2009 were well below our peer group and the entire banking industry, our loan portfolio does encompass some borrowers encountering financial stress.  We are working with our customers when they are struggling, but that approach is not without its costs since we often must increase our Allowance for Loan Losses as we anticipate the Bank’s loss exposure if the borrower is ultimately unable to succeed.  I need to note that the customers in our loan portfolio who are presently struggling have been with us for years.  These customers have been hurt by the devastating effects of this economy.  We did not participate in reckless lending.

1.

Data Processing Systems – Our Bank’s systems are supported by an operations center (core processor) that also supports over 70 other community banks.  In turn, they acquire the computer software that drives most of our products from another firm.  Those two entities became enmeshed in a massive dispute which required legal resolution.  The end result of that mess was that every client bank involved was forced to choose one of these two combatants or go completely outside to another entity which would provide software and operational support.  This is a critical issue for us as well as every other bank involved.  We offer dozens of products, many of which are very sophisticated and complex.  In addition, these products must comply with a myriad of regulations.  This project has entailed the involvement of 13 WRB staff members, but has heavily required the focus of 5 officers of the Bank who spent over 12 days in presentations and meetings dedicated to selecting the right solution.  This effort began in August of 2009 and will in all likelihood take the entire year of 2010 to complete.  The major phase of our conversion will take place in mid-August but will entail enormous hours by our entire team before and after the conversion date to ensure success.  Although this change was not something we expected to have to make, we are excited about the improvements that this change will bring to our Bank and enhancements we will be able to provide our customers.

Compensation/Staffing – Management and the Board are of the opinion that if our profits are down and our stock price is down, it is hard to justify a “business as usual” approach with regard to compensation.  Apparently that is only possible on Wall Street.

Therefore, compensation for all employees has been frozen for the time being.  The Bank’s profitability will be evaluated at mid-year and if there is a strong profit picture developing compensation may be adjusted.  I believe that after direct meetings with all of our team members, it is apparent that they understand the Bank’s situation and why this action was taken.  I find their attitude very encouraging.

Also, three employees, two part-time and one full-time, have left the Bank.  We have not replaced them.  This is a further reflection of our desire to tighten our belt until we are certain that our Bank’s profitability has turned around.

Capital – In 2009 we sought and received $4.7 million in Capital Purchase Program (CPP) funds from U. S. Treasury. During this time of economic stress, regulators, accountants, boards and management teams are focusing on the capital position of all financial institutions.  All of the above-mentioned players must concern themselves with their institution’s ability to withstand a worst case loan loss scenario.  That is where the strength of the capital position becomes paramount.  Our strength has been bolstered by the significant presence of the CPP funds, and our capital ratios remain strong.

I’m not going to kid you, this economic storm is of concern to us.  However, we feel that we have an experienced, responsible management team and Board to guide us through.

Sincerely,

Ed McKeon
President & CEO

2.

MANAGEMENT’S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  With the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework and the criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) as well as COSO’s Guidance for Smaller Public Companies.  Based on this evaluation, management has concluded that internal control over financial reporting was effective as of December 31, 2009.

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

March 22, 2010

3.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Western Reserve Bancorp, Inc.
Medina, Ohio

We have audited the accompanying consolidated balance sheets of Western Reserve Bancorp, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Reserve Bancorp, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Crowe Horwath LLP

Cleveland, Ohio
March 22, 2010

4.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2008

	December 31,
	2009	2008
ASSETS
Cash and due from financial institutions	$2,657,830	$2,302,786
Interest-bearing deposits in other financial institutions	15,005,771	18,908,677
Federal funds sold	515,000	91,000
Cash and cash equivalents	18,178,601	21,302,463

Securities available for sale	10,019,225	10,214,322
Loans held for sale	690,000	-
Loans, net of allowance of $2,316,715 and $1,743,470	164,860,130	141,881,961
Restricted stock	826,900	728,400
Other real estate owned	1,067,814	290,000
Premises and equipment, net	950,848	1,006,081
Bank owned life insurance	2,334,187	2,231,665
Prepaid Federal Deposit Insurance Corporation premiums	971,938	-
Accrued interest receivable and other assets	2,033,310	1,457,347
	$201,932,953	$179,112,239

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
Noninterest-bearing	$22,789,030	$16,942,194
Interest-bearing	155,453,259	139,775,662
Total deposits	178,242,289	156,717,856
Other borrowings	-	500,000
Federal Home Loan Bank advances	3,400,000	6,500,000
Accrued interest payable and other liabilities	807,324	683,663
Total Liabilities	182,449,613	164,401,519

Shareholders' Equity
Cumulative preferred stock, no par value, $1,000 liquidation value:
Series A, fixed rate, 4,700 and 0 shares authorized and
issued at December 31, 2009 and 2008	4,700,000	-
Discount on Series A preferred stock	(264,939)	-
Series B, fixed rate, 235 and 0 shares authorized and
issued at December 31, 2009 and 2008	235,000	-
Premium on Series B preferred stock	25,850	-
Common stock, no par value, $1 stated value, 1,500,000 shares authorized, 584,727 and 583,330 shares issued and
outstanding as of December 31, 2009 and 2008	584,727	583,330
Additional paid-in capital	9,933,257	9,912,293
Retained earnings	4,036,186	4,041,215
Accumulated other comprehensive income	233,259	173,882
Total Shareholders' Equity	19,483,340	14,710,720
	$201,932,953	$179,112,239

See accompanying notes to consolidated financial statements.

5.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2009 and 2008

	2009	2008
Interest and dividend income
Loans, including fees	$8,186,473	$8,799,288
Taxable securities	280,388	329,558
Tax exempt securities	171,968	172,923
Dividends on restricted stock	38,602	34,299
Federal funds sold and other short term funds	56,742	273,669
	8,734,173	9,609,737
Interest expense
Deposits	2,628,106	3,567,366
Borrowings	152,699	203,089
	2,780,805	3,770,455
Net interest income	5,953,368	5,839,282

Provision for loan losses	885,400	529,174

Net interest income after provision for loan losses	5,067,968	5,310,108

Noninterest income
Service charges on deposit accounts	205,117	177,413
Net gains on sales of loans	26,200	1,446
Other	263,020	210,572
	494,337	389,431
Noninterest expense
Salaries and employee benefits	2,542,335	2,456,586
Occupancy and equipment	897,541	928,604
Federal deposit insurance	363,637	109,051
Data processing	373,828	374,629
Professional fees	216,883	213,435
Taxes other than income and payroll	188,676	149,049
Directors' fees	144,650	144,000
Collection and other real estate owned	182,987	116,254
Marketing and advertising	94,212	103,833
Community relations and contributions	68,204	93,409
Other	329,866	437,515
	5,402,819	5,126,365
Income before income taxes	159,486	573,174

Income tax (benefit) expense	(29,734)	119,866
Net income	$189,220	$453,308

Preferred stock dividends and amortization, net	194,249	-
Net (loss) income available to common shareholders	$(5,029)	$453,308

Earnings (loss) per common share:
Basic	$(0.01)	$0.78
Diluted	$(0.01)	$0.77

See accompanying notes to consolidated financial statements.

6.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2009 and 2008

					Accumulated
			Additional		Other	Total
	Preferred	Common	Paid-In	Retained	Comprehensive	Shareholders'
	Stock, net	Stock	Capital	Earnings	Income	Equity
Balance January 1, 2008	$-	$579,059	$9,702,632	$3,587,907	$59,375	$13,928,973

Comprehensive income:
Net income	-	-	-	453,308	-	453,308
Change in unrealized gain on securities available for sale, net of tax	-	-	-	-	114,507	114,507
Total comprehensive income						567,815
Stock based compensation expense:
Stock options recognized over the vesting period	-	-	3,025	-	-	3,025
Modification of stock options	-	-	131,851	-	-	131,851
Exercise of stock options (3,125 shares)	-	3,125	51,675	-	-	54,800
Tax benefit related to exercise of stock options	-	-	2,618	-	-	2,618
Common stock issued (1,146 shares) under Employee Stock Purchase Plan (ESPP)	-	1,146	20,492	-	-	21,638

Balance, December 31, 2008	-	583,330	9,912,293	4,041,215	173,882	14,710,720

Comprehensive income:
Net income	-	-	-	189,220	-	189,220
Change in unrealized gain on securities available for sale, net of tax	-	-	-	-	59,377	59,377
Total comprehensive income						248,597
Stock based compensation expense:
Stock options recognized over the vesting period	-	-	2,085	-	-	2,085
Common stock issued (1,397 shares) under Employee Stock Purchase Plan (ESPP)	-	1,397	18,879	-	-	20,276
Senior preferred stock issued (4,700 shares Series A), net of offering costs	4,397,213	-	-	-	-	4,397,213
Accretion of discount on Series A preferred stock	37,848	-	-	(37,848)	-	-
Preferred stock issued (235 shares Series B)	264,543	-	-	-	-	264,543
Amortization of discount on Series B preferred stock	(3,693)	-	-	3,693	-	-
Dividends on preferred stock	-	-	-	(160,094)	-	(160,094)

Balance, December 31, 2009	$4,695,911	$584,727	$9,933,257	$4,036,186	$233,259	$19,483,340

See accompanying notes to consolidated financial statements.

7.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities
Net income	$189,220	$453,308
Adjustments to reconcile net income to net cash
from operating activities:
Provision for loan losses	885,400	529,174
Depreciation	180,575	187,944
Net (accretion) of securities	(11,541)	(12,722)
Stock-based compensation	2,085	134,876
Loans originated for sale	(2,217,100)	(97,500)
Proceeds from sales of loan originations	1,553,300	98,946
Gains on sales of loans	(26,200)	(1,446)
Loss on disposal of fixed assets	-	59,295
Loss on sale of other real estate owned	-	4,381
Federal Home Loan Bank stock dividends	-	(14,500)
Increase in cash surrender value of bank owned life insurance	(102,522)	(89,085)
Net change in other assets and other liabilities	(1,486,846)	(92,497)
Net cash from operating activities	(1,033,629)	1,160,174

Cash flows from investing activities
Available for sale securities:
Purchases	(1,540,746)	(2,020,806)
Maturities, repayments and calls	1,837,348	2,975,666
Purchase of restricted stock	(98,500)	(120,500)
Net (increase) in loans	(25,037,052)	(17,695,214)
Purchases of auto loan portfolio	-	(4,693,630)
Purchases of premises and equipment	(125,342)	(66,018)
Purchase of bank owned life insurance	-	(1,000,000)
Proceeds from sale of other real estate owned	395,669	76,619
Net cash from investing activities	(24,568,623)	(22,543,883)

Cash flows from financing activities
Net increase in deposits	21,524,433	15,288,588
Net (repayment) proceeds on line of credit	(500,000)	500,000
Net (repayment) proceeds from FHLB advances	(3,100,000)	3,000,000
Net proceeds from issuance of preferred stock	4,661,756	-
Dividends on preferred stock	(128,075)	-
Proceeds from issuance of common stock under ESPP	20,276	21,638
Proceeds and income tax benefit from exercise of stock options	-	57,418
Net cash from financing activities	22,478,390	18,867,644

Change in cash and cash equivalents	(3,123,862)	(2,516,065)
Cash and cash equivalents at beginning of period	21,302,463	23,818,528
Cash and cash equivalents at end of period	$18,178,601	$21,302,463

Supplemental cash flow information:
Interest paid	$2,821,415	$3,728,984
Income taxes paid	165,000	275,000

Supplemental disclosure of noncash investing activities:
Transfer from loans to other real estate owned	$1,173,483	$-

See accompanying notes to consolidated financial statements.

8.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include Western Reserve Bancorp, Inc. and its wholly-owned subsidiary, Western Reserve Bank (“the Bank”), together referred to as “the Company.”  Significant intercompany transactions and balances are eliminated in consolidation.

Nature of Operations: Western Reserve Bancorp, Inc. is a one-bank holding company.  Its subsidiary, Western Reserve Bank, is a state-chartered commercial bank with full-service locations in Medina and Brecksville, Ohio, a lending office in Wooster, Ohio and two satellite offices in retirement communities in Medina, engaged in the single business of commercial banking.  It offers a full range of traditional banking services to consumers and businesses located primarily in Medina, Cuyahoga and surrounding counties.   Services offered include commercial and industrial, real estate, home equity and consumer loans, as well as deposit products such as checking accounts, savings and money market accounts, certificates of deposit, individual retirement arrangements and electronic banking.  Commercial loans are expected to be repaid from the cash flow from operations of businesses. As of December 31, 2009, commercial loans to entities classified as real estate holding companies comprise approximately $54,581,000, or 32.6% of the total loan portfolio.  However, this category includes a significant proportion of loans for buildings that are owner-occupied, and that are classified as real estate holding companies solely because the owner of the operating company has formed a real estate holding company for the single purpose of owning the building that they then lease to their operating company.  Customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the area.

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles management makes estimates and assumptions based on available information.  These estimates and assumptions affect the amounts reported in the financial statements and related disclosures, and actual results could differ.  The allowance for loan losses, deferred tax assets, benefit plan accruals and the fair value of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions with maturities fewer than 90 days, and federal funds sold.  Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, other assets and other liabilities and short term borrowings.

Interest-bearing Deposits in Other Financial Institutions:  Interest bearing deposits in other financial institutions mature within one year and are carried at cost.

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity.  Debt securities are classified as available for sale when they might be sold before maturity and are carried at fair value with unrealized holding gains and losses reported separately in other comprehensive income, net of tax.  All of the Company’s debt securities are classified as available for sale.

Interest income includes amortization of purchase premium or discount using the level yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated.  Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

(continued)

9.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Management evaluates securities for other-than-temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

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

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses.  Loan losses are charged against the allowance when management believes the inability to collect a loan’s balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors.  Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components.  The specific component relates to loans that are individually classified as impaired.  The general component covers loans not individually identified as impaired and is based on historical loss experience adjusted for current factors.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.  Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

(continued)

10.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commercial and commercial real estate loans are individually evaluated for impairment.  If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.  Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.  Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan’s effective rate at inception.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales when control over the assets has been relinquished.  Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less estimated costs to sell when acquired, establishing a new cost basis.  If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense.  Costs after acquisition are expensed.

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

Restricted Stock: The Bank is a member of the Federal Home Loan Bank (“FHLB”) system.  Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts.  The Bank is also a member of and owns stock in the Federal Reserve Bank.  The Company also owns stock in Bankers Bancshares Inc., an institution that provides correspondent banking services to community banks.  Stock in these institutions is classified as restricted stock, carried at cost, and periodically evaluated for impairment based on ultimate recovery of par value.  Both cash and stock dividends are reported as income.

Bank-Owned Life Insurance: The Company has purchased life insurance policies on three key executives.  Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for charges or other amounts due that are probable at settlement.

Stock-Based Compensation:  Compensation cost is recognized for stock options issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options.  Compensation cost is recognized over the required service period, generally defined as the vesting period.  Compensation cost is recognized for modifications of share awards for the incremental fair value of the award after the modification compared to the fair value of the award before the modification.

(continued)

11.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008

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

The Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes as of January 1, 2007.  A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur.  The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination.  For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.  Adopting this guidance had no effect on the Company’s financial statements.

The Company and its subsidiaries are subject to U.S. federal income tax.  The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Retirement Plans: Employee 401(k) plan expense is the amount of the Company’s matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Earnings per Common Share: Basic earnings (loss) per common share is net income (loss) available to common shareholders divided by the weighted average number of common shares outstanding during the period.  Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options.

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

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $202,000 and $317,000 was required to meet regulatory reserve and clearing requirements at year-end 2009 and 2008, respectively.  These balances do not earn interest.  Also included in cash and cash equivalents at year-end 2009 and 2008 was approximately $409,000 and $374,000, respectively, required to be on deposit with Great Lakes Bankers Bank as a compensating balance for correspondent banking services.

Additionally, the Company was required to maintain an interest-bearing deposit account at another financial institution with a twelve-month average collected balance of $750,000 as part of the conditions for renewal of a line of credit more fully described in Note 8.

(continued)

12.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to shareholders.  See Note 13 for more specific disclosures related to the Bank.  Additionally, as part of the conditions for renewal of a line of credit with another financial institution more fully described in Note 8, the Company may, over the life of the loan agreement, declare or pay dividends to common shareholders, subject to an aggregate limit of $100,000.  The Company participates in the United States Treasury’s Troubled Asset Relief Program’s Capital Purchase Program which restricts the Company’s ability to pay common dividends as more fully described in Note 17.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 5.  Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, particularly in the absence of broad markets for particular items.  Changes in assumptions or in market conditions could significantly affect the estimates.

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

Adoption of New Accounting Standards:  In September 2006, the FASB issued guidance that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  This guidance also establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset.  The guidance was effective for fiscal years beginning after November 15, 2007.  In February 2008, the FASB issued guidance that delayed the effective date of this fair value guidance for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The effect of adopting this new guidance was not material.

In April 2009, the FASB amended existing guidance for determining whether impairment is other-than-temporary for debt securities. The guidance requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell, a security that is in an unrealized loss position before recovery of its amortized cost basis.  If either of these criteria is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings.  For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) other-than-temporary impairment (OTTI) related to other factors, which is recognized in other comprehensive income and 2) OTTI related to credit loss, which must be recognized in the income statement.  The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.  This guidance was effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The effect of adopting this new guidance was not material.

(continued)

13.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly.  Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value.   Adjustments to those transactions or prices should be applied to determine the appropriate fair value.  The guidance, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009.   The effect of adopting this new guidance was not material.

Newly Issued Not Yet Effective Standards:  In June 2009, the FASB amended previous guidance relating to transfers of financial assets and eliminates the concept of a qualifying special purpose entity.  This guidance must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. This guidance must be applied to transfers occurring on or after the effective date. Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. The disclosure provisions were also amended and apply to transfers that occurred both before and after the effective date of this guidance.  The effect of adopting this new guidance is not expected to be material.

NOTE 2 - SECURITIES

The following table summarizes the amortized cost and fair value of available for sale securities at December 31, 2009 and 2008 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income.
		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
2009
Mortgage-backed	$5,048,768	$215,372	$-	$5,264,140
Municipal	4,617,035	141,682	(3,632)	4,755,085
	$9,665,803	$357,054	$(3,632)	$10,019,225

2008
U.S. Government-sponsored enterprises	$500,000	$16,032	$-	$516,032
Mortgage-backed	5,188,992	191,220	(1,884)	5,378,328
Municipal	4,261,872	75,183	(17,093)	4,319,962
	$9,950,864	$282,435	$(18,977)	$10,214,322

(continued)

14.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 2 – SECURITIES (continued)

All mortgage-backed securities are residential mortgage-backed securities issued by U.S. government sponsored entities. The fair values of debt securities at year-end 2009 by contractual maturity were as follows. Mortgage-backed securities, which are not due at a single maturity date, are shown separately.

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

	Amortized Cost	Fair Value
Due in one year or less	$—	$—
Due from one to five years	480,001	507,633
Due from five to ten years	3,475,481	3,580,390
Due from ten to fifteen years	661,553	667,062
Mortgage-backed	5,048,768	5,264,140
	$9,665,803	$10,019,225

No securities were sold during 2009 or 2008.  At year-end 2009 and 2008, securities with carrying values of $7,303,319 and $8,012,943, respectively, were pledged to secure public deposits, borrowings and for other purposes as required or permitted by law.

Securities with unrealized losses at year-end 2009 and 2008, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

December 31, 2009:	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Municipal	$220,527	$(3,632)	$—	$—	$220,527	$(3,632)
Total	$220,527	$(3,632)	$—	$—	$220,527	$(3,632)

December 31, 2008:	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Mortgage-backed	$—	$—	$96,270	$(1,884)	$96,270	$(1,884)
Municipal	208,969	(15,114)	629,768	(1,979)	838,737	(17,093)
Total	$208,969	$(15,114)	$726,038	$(3,863)	$935,007	$(18,977)

At year-end 2009 and 2008, there were no holdings of securities of any one issuer, other than Fannie Mae and Freddie Mac, in an amount greater than 10% of shareholders’ equity. The U.S. Government has affirmed their support for the obligations of these entities.

(continued)

15.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008

In determining other-than temporary impairment for debt securities, management considers many factors, including the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, whether the market decline was affected by macroeconomic conditions and whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery.  The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.  At year-end 2009 and 2008 the Company had no debt securities with other-than temporary impairment.

NOTE 3 – LOANS

Loans at year-end were as follows:
	2009	2008
Commercial business	$45,248,813	$40,538,308
Commercial real estate	97,754,556	83,252,004
Commercial construction	6,319,927	3,917,279
Home equity	10,211,566	7,734,516
Residential mortgage and construction	933,687	1,277,501
Consumer and other loans	4,096,687	3,298,283
Purchased auto loans	2,589,488	3,577,953
Other	22,121	29,587
	167,176,845	143,625,431
Less allowance for loan losses	2,316,715	1,743,470
	$164,860,130	$141,881,961

Activity in the allowance for loan losses was as follows:

	2009	2008
Beginning balance	$1,743,470	$1,605,766
Provision for loan losses	885,400	529,174
Loans charged off	(335,137)	(394,710)
Recoveries	22,982	3,240
Ending balance	$2,316,715	$1,743,470

Loans individually considered impaired were as follows:

	2009	2008
Year-end loans with no allocated allowance
for loan losses	$3,322,718	$1,108,795
Year-end loans with allocated allowance
for loan losses	2,103,343	393,835
	$5,426,061	$1,502,630

Amount of the allowance for loan losses allocated	$361,000	$69,766
Average of impaired loans during the year	$2,972,672	$1,137,217

At December 31, 2009 and 2008, there were $3,698,621 and $1,657,328, respectively, of loans in nonaccrual status.  There were no other loans more than 90 days past due.  At December 31, 2009, there were $1,834,245 in restructured loans not included in nonaccrual loans, and $1,723,982 in restructured loans included in nonaccrual loans, all of which are considered impaired.  The restructured loans are performing in accordance with their modified terms.  Interest income recognized on impaired loans while considered impaired was immaterial for 2009 and 2008.

(continued)

16.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 3 – LOANS (continued)

Loans to principal officers, directors, and their affiliates during 2009 were as follows:

Beginning balance	$2,977,293
New loans and draws on lines of credit	542,668
Effect of changes in the composition of related parties	(1,545,025)
Repayments	(79,328)
Ending balance	$1,895,608

NOTE 4 – OTHER REAL ESTATE OWNED

The Company had other real estate owned of $1,067,814 at December 31, 2009, consisting of two commercial properties, and $290,000 at December 31, 2008, consisting of one commercial property.   Expenses related to foreclosed assets, net of rental income, were $42,762 and $43,695 in 2009 and 2008, respectively. There were no gains or losses on the sale of real estate owned in 2009.  In 2008, the Company recognized a loss of $4,381 on the sale of real estate owned.

NOTE 5- FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

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

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Investment Securities:  The fair values for securities available for sale are determined by quoted market prices, if available (Level 1).  For securities where quoted market prices are not available, fair values are calculated based on matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

(continued)

17.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 5- FAIR VALUE (continued)

Impaired Loans:  The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals.  These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach.  Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available.  Such adjustments are usually significant and typically result in Level 3 classification of the inputs for determining fair value.

Assets and liabilities measured at fair value are summarized below:

	Fair Value Measurements Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level One)	(Level Two)	(Level Three)
December 31, 2009
Assets and liabilities measured at fair value on a recurring basis:
Investment securities available for sale
Mortgage-backed	$-	$5,264,140	$-
Municipal	-	4,755,085	-

Assets and liabilities measured at fair value on a nonrecurring basis:
Impaired loans	-	-	1,742,343

December 31, 2008
Assets and liabilities measured at fair value on a recurring basis:
Investment securities available for sale
U.S. Government-sponsored entities	$-	$516,032	$-
Mortgage-backed	-	5,378,328	-
Municipal	-	4,319,962	-

Assets and liabilities measured at fair value on a nonrecurring basis:
Impaired loans	-	-	324,069

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had an unpaid principal balance of $2,103,343 with valuation allowances of $361,000 at December 31, 2009, resulting in an additional provision for loan losses of approximately $291,000 for the year ending December 31, 2009.  At December 31, 2008, impaired loans had a principal balance of $393,835, with a valuation allowance of $69,766, resulting in an additional provision for loan losses of $69,766 for the period.

(continued)

18.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 5- FAIR VALUE (continued)

The carrying amounts and estimated fair values of financial instruments, at December 31, 2009 and 2008 are as follows:

	2009		2008
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$18,178,601	$18,179,000	$21,302,463	$21,302,000
Securities available for sale	10,019,225	10,019,000	10,214,322	10,214,000
Loans, net of allowance	164,860,130	164,395,000	141,881,961	141,702,000
Loans held for sale	690,000	697,000	—	—
Accrued interest receivable	491,845	492,000	490,783	491,000

Demand and savings deposits	(98,800,893)	(98,801,000)	(90,783,194)	(90,783,000)
Time deposits	(79,441,396)	(79,453,000)	(65,934,662)	(66,530,000)
Federal Home Loan Bank advances	(3,400,000)	(3,401,000)	(6,500,000)	(6,632,000)
Other borrowings	—	—	(500,000)	(500,000)
Accrued interest payable	(116,073)	(116,000)	(156,683)	(157,000)

The methods and assumptions, not previously presented, used to estimate fair value are as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans and deposits that reprice frequently and fully.  For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk.  Fair value of loans held for sale is valued as determined by outstanding commitments from third party investors.  Fair value of debt is based on current rates for similar financing.  Fair values of unrecorded commitments were not material.  It is not practical to estimate the fair value of restricted stock due to restrictions placed on its transferability.  These securities have been omitted from this disclosure.

NOTE 6 – PREMISES AND EQUIPMENT, NET

Year-end premises and equipment were as follows:

	2009	2008
Leasehold improvements	$1,181,594	$1,181,817
Furniture and equipment	878,229	1,086,422
	2,059,823	2,268,239
Less accumulated depreciation	(1,108,975)	(1,262,158)
	$950,848	$1,006,081

The Company leases its facilities and certain equipment under operating leases.  Rent expense, excluding assessments for common area maintenance, was $418,378 and $418,210 in 2009 and 2008, respectively.  Common area maintenance and utilities were $159,868 and $181,287 in 2009 and 2008, respectively.

(continued)

19.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 6 – PREMISES AND EQUIPMENT, NET (continued)

At December 31, 2009, the total contractual future minimum rental payments under the facilities leases excluding renewal options that are present are as follows:

2011	$427,586
2012	436,137
2013	399,597
2014	135,276
$1,398,596

NOTE 7 – DEPOSITS

At year-end, total interest-bearing deposits were as follows:

	2009	2008
Interest-bearing demand	$9,772,226	$6,958,911
Savings	37,132,223	41,734,003
Money market	29,107,414	25,148,086
Time under $100,000	34,499,050	35,433,397
Time $100,000 and over	44,942,346	30,501,265
	$155,453,259	$139,775,662

Scheduled maturities of time deposits are as follows:

2010	$53,997,162
2011	15,611,733
2012	4,368,181
2013	4,638,998
2014	714,896
Thereafter	110,426
$79,441,396

Deposits of $100,000 or more were $101,495,258 and $78,212,349 at year-end 2009 and 2008, respectively.

At year-end 2009 and 2008, there were $19,356,801 and $14,561,933, respectively, in national market certificates of deposit, primarily in amounts below the FDIC insurance thresholds.  In addition, at year-end 2009 and 2008, there were $19,330,563 and $10,420,978, respectively, in Certificate of Deposit Account Registry Service (“CDARS”) program reciprocal deposits.

Deposits from principal officers, directors and their affiliates at year-end 2009 and 2008 were $3,632,360 and $4,041,697, respectively.

(continued)

20.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 8 – FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

Advances from the Federal Home Loan Bank at year-end were as follows:

	Rate or	Average
	Range of Rates	Rate	2009	2008
Fixed-rate advances:
Maturing March 2009	2.39%-3.25%	3.08%	$-	$3,100,000
Maturing March 2010	2.70%	2.70%	500,000	500,000
Maturing April 2010	4.57%	4.57%	1,000,000	1,000,000
Maturing March 2011	3.06%	3.06%	400,000	400,000
Maturing June 2011	3.65%	3.65%	1,000,000	1,000,000
Maturing March 2012	3.50%	3.50%	300,000	300,000
Maturing March 2013	3.75%	3.75%	200,000	200,000
			$3,400,000	$6,500,000

There were no variable-rate advances at December 31, 2009 or 2008.  Interest is payable monthly, and the principal is due at maturity, with prepayment penalties for early payment.  The advances are collateralized by $53,441,000 of loans and $454,000 of FHLB stock under a blanket lien agreement.  As of December 31, 2009, the Company’s available borrowing capacity with the FHLB was $17,146,000 subject to the acquisition of additional shares of FHLB stock.

In 2003, the Company entered into a line of credit agreement with another financial institution to obtain funding to provide capital and liquidity to the Bank as needed.  This credit line was $5,000,000 at December 31, 2009, with up to $2,000,000 for the purpose of providing additional capital to the Bank as needed, and up to $3,000,000 for liquidity purposes.    The interest rate on the line is variable, at 75 basis points (bp) below the prime rate or LIBOR plus 1.75%, at the Company’s option at the time the line is drawn, however the interest rate shall not be less than 4.20%.  The line is secured by 100% of the stock of the Bank.  In July 2009, the line was renewed and modified, with a maturity of July 1, 2011.   The Company borrowed $500,000 against this line for capital purposes at 4.20% on December 29, 2008 and repaid it on May 15, 2009.  There was no balance outstanding at December 31, 2009.  The Company borrowed $3,000,000 against this line of credit for liquidity purposes at prime less 1.10%, or 4.15% on March 31, 2008 for seven days.  There were no other borrowings against the line of credit during 2009 or 2008.

There are certain covenants on the line relating to the Company’s and the Bank’s operating performance and capital status.  As of December 31, 2009, the Company and the Bank were in compliance with all but one of these covenants. The Bank’s ratio of nonperforming loans to total assets was 1.86% at December 31, 2009, above the covenant of 1.50% or less.  The Company expects the covenant to be waived. At December 31, 2008, the Company and the Bank were in compliance with all covenants.

The Company also has the ability to borrow under various other credit facilities that totaled $3,580,000 at December 31, 2009.  Of this amount, $1,000,000 is available for short-term borrowing under an unsecured federal funds line through a correspondent bank at overnight borrowing rates and $2,580,000 is available from two correspondent banks secured by the Company’s unpledged securities.

(continued)

21.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 9 — EMPLOYEE BENEFITS

The Company has a 401(k) Retirement Plan that covers substantially all employees and allows eligible employees to contribute up to 90% of their compensation subject to maximum statutory limitations.  Under the Plan, the Company is permitted to make discretionary profit sharing or matching contributions to the Plan. During 2009 and 2008, the Company matched eligible contributions of each participating employee’s compensation, resulting in expense of $43,974 and $43,701, respectively.

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

The accrued liability for this plan at December 31, 2009 was $276,148 and the related expense for 2009 was $54,471.  At December 31, 2008, the accrued liability for this plan was $221,677 and the related expense was $51,791.

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

The Company recorded income of $102,522 and $89,085 for 2009 and 2008 from its life insurance policies.  The cash surrender value of the insurance policies was $2,334,187 and $2,231,665 at December 31, 2009 and 2008, respectively.

NOTE 10 – INCOME TAXES

Income tax expense (benefit) was as follows:
	2009	2008
Current	$217,530	$223,149
Deferred	(247,264)	(103,283)
Total income tax (benefit) expense	$(29,734)	$119,866

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all periods presented to income before income taxes as a result of the following for the periods ended December 31:

(continued)

22.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 10 – INCOME TAXES (continued)

	2009	2008
Income tax at statutory rate	$54,225	$194,879
Tax exempt income	(54,035)	(51,876)
Income from life insurance contracts	(34,857)	(30,289)
Other, net	4,933	7,152
	$(29,734)	$119,866

The components of the net deferred tax asset (liability) as of December 31 are as follows:

	2009	2008
Deferred tax assets:
Allowance for loan losses	$642,355	$478,938
Deferred compensation	93,890	75,370
Stock option expense	48,140	47,431
Nonaccrual loan interest income	28,961	-
Deferred loan fees and costs	22,858	5,271
Depreciation	2,591	-
Accrued expenses	340	1,020
Other	4,077	-
	843,212	608,030
Deferred tax liabilities:
Unrealized gain on securities available for sale	(120,164)	(89,576)
Prepaid expenses	(37,740)	(35,866)
FHLB stock dividends	(27,710)	(27,710)
Depreciation	-	(13,956)
	(185,614)	(167,108)
	$657,598	$440,922

At December 31, 2009 and 2008, the Company had no ASC 740-70 unrecognized tax benefits or accrued interest and penalties recorded.  The Company does not expect the amount of unrecognized tax benefits to significantly increase within the next twelve months.  The Company recognizes interest and penalties as a component of income tax expense.

The Company and its subsidiary are subject to U.S. federal income tax as well as income tax in the state of Ohio for Western Reserve Bancorp.  The Bank is subject to tax in Ohio based upon its net worth.  The Company is no longer subject to examination by taxing authorities for years prior to 2006.

NOTE 11 – STOCK OPTIONS

The Western Reserve Bancorp, Inc. 1998 Stock Option Plan as amended (the “Plan”) provided the Board with the authority to compensate directors, officers and employees with stock option awards for their services to the Company for a ten-year period that ended in 2008 and, accordingly, there were no options available to be awarded under the plan in 2009.  Options granted under the Plan are designated as Non-qualified stock options meaning that they will not be designated as Incentive stock options meeting the requirements of Section 422 of the Internal Revenue Code of 1986, as amended.

(continued)

23.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 11 – STOCK OPTIONS (continued)

A summary of the activity in the plan is as follows:

	Year Ended December 31, 2009
	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	106,136	$18.70
Granted	—	—
Exercised	—	—
Forfeited	(1,749)	23.60
Options outstanding at end of year	104,387	$18.62

Options exercisable at year-end	103,262	$18.53

Intrinsic value is defined as the excess of the market price of the Company’s stock as of December 31, 2009 over the exercise price of the option.  The aggregate intrinsic value of all options outstanding and exercisable at December 31, 2009 was zero.

The maximum option term is ten years, and options granted after 2004 generally vest 100% after five years while options granted before 2005 vested over three years.  The Company is recognizing compensation expense on a straight-line basis over the vesting period for options awarded but not vested.  Compensation expense for 2009 was $2,085 and for 2008 was $3,025.  The related tax benefit was not material.  In 2008, the Company recognized $131,851 in compensation expense related to a five-year extension of the option terms for 55,012 options that would have expired in 2008.  The related income tax benefit was $44,829.

Options outstanding at year-end 2009 were as follows:
	Outstanding		Exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (years)	Number	Weighted Average Exercise Price
$16.00-$19.99	79,366	2.2	79,366	$16.76
$20.00-$23.99	11,875	1.3	11,875	20.04
$24.00-$31.99	9,139	4.2	8,014	27.20
$32.00	4,007	3.8	4,007	32.00
Outstanding at year-end	104,387	2.4	103,262	$18.53

The weighted average remaining contractual life of exercisable options as of December 31, 2009 was 2.3 years.  No options were granted during 2009 or 2008.

No options were exercised in 2009.  Proceeds, related tax benefits realized from options exercised and intrinsic value of options exercised in 2008 are listed in the table below.  New shares were issued to satisfy these exercises.

2008
Proceeds of options exercised	$54,800
Related tax benefit recognized	2,618
Intrinsic value of options exercised	7,700

(continued)

24.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 11 – STOCK OPTIONS (continued)

The compensation cost yet to be recognized for stock options that have been awarded but not vested is as follows at December 31, 2009:

Compensation Costs
2010	$1,426
2011	729
2012	709
Total	$2,864

All outstanding options are expected to vest.

NOTE 12 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs.  These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates or other termination clauses and may require payment of a fee.  Some commitments are expected to expire without being used.  Total commitments do not necessarily represent future cash requirements.  Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated.  The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts of loan commitments were as follows at year-end:

	2009		2008
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to extend credit (net of participations)	$5,224,000	$9,413,000	$4,253,000	$8,084,000
Unused home equity and overdraft lines of credit	—	11,444,000	—	9,923,000
Unused commercial lines of credit	92,000	13,605,000	812,000	13,087,000

The Company had standby letters of credit totaling $1,236,000 and loans sold with recourse of $111,000 at December 31, 2009.  There were standby letters of credit totaling $59,000 outstanding at December 31, 2008.

Commitments to make loans are generally made for periods of one year or less.  At December 31, 2009, the fixed rate loan commitments have interest rates ranging from 6.50% to 7.50% and maturities ranging from approximately three years to twenty-five years.

The Company participates in the Federal Home Loan Bank of Cincinnati’s Mortgage Purchase Program which provides the Company the ability to sell conventional mortgage loans in the secondary market.  The program utilizes a Lender Risk Account (“LRA”) which is funded through the proceeds of individual mortgages sold.  One LRA is established for each master commitment and the amount deposited into the LRA is approximately thirty to fifty basis points of each original loan balance.

(continued)

25.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 12 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES (continued)

If a loss on an individual loan is in excess of homeowner equity and (if applicable) primary mortgage insurance, funds are withdrawn from the related LRA to cover the shortfall.  The Company is eligible to receive LRA funds, net of any losses, beginning in the sixth year from the date a master commitment is fulfilled and ending in the eleventh year or when all of the loans sold under a master commitment have been paid in full.   The Company’s LRA totaled $18,826 at December 31, 2009 and $11,191 at December 31, 2008.  For the year ended December 31, 2009, seven loans were sold as part of the Mortgage Purchase Program totaling $1,527,000.   During 2008, one loan was sold as part of the Mortgage Purchase Program totaling $97,500.  There were two residential mortgage loans totaling $690,000 held for sale at December 31, 2009, and no such loans at December 31, 2008.

NOTE 13 – REGULATORY CAPITAL MATTERS

The payment of dividends by the Bank to the Company is subject to restrictions by its regulatory agencies.  These restrictions generally limit dividends to the lesser of its undivided profits or the total of its net income for that year, combined with its retained net income from the preceding two years, as defined.  Accordingly, the Bank will have approximately $823,000, plus its net income in 2010, available to be paid as dividends to the Company.  As a practical matter, banks are discouraged from paying dividends in excess of current year net income.  In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described below.

The Bank is subject to regulatory capital requirements administered by state and federal banking agencies.  Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices.  Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.  Management believes as of December 31, 2009, the Bank met all capital adequacy requirements to which it is subject.

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

The Bank’s actual and required capital amounts and ratios at year-end are presented in the following table.  At year-end 2009 and 2008, the most recent regulatory notifications categorized the Bank as well-capitalized. Management is not aware of any events since December 31, 2009 that would change the Bank’s capital category.

(continued)

26.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 13 – REGULATORY CAPITAL MATTERS (continued)

($ in thousands)	Western Reserve Bank		Minimum Required For Capital Adequacy Purposes		Minimum To Be Well-Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2009
Total Capital to risk-weighted assets	$21,270	12.3%	$13,835	8.0%	$17,294	10.0%
Tier 1 (Core) Capital to risk-weighted assets	15,106	8.7%	6,918	4.0%	10,376	6.0%
Tier 1 (Core) Capital to average assets	15,106	7.7%	7,824	4.0%	9,780	5.0%

2008
Total Capital to risk-weighted assets	$16,617	11.0%	$12,067	8.0%	$15,084	10.0%
Tier 1 (Core) Capital to risk-weighted assets	14,874	9.9%	6,034	4.0%	9,050	6.0%
Tier 1 (Core) Capital to average assets	14,874	8.5%	7,023	4.0%	8,779	5.0%

NOTE 14 – PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

Condensed financial information of Western Reserve Bancorp, Inc. follows:

CONDENSED BALANCE SHEETS
December 31, 2009 and 2008

	2009	2008
ASSETS
Cash and cash equivalents	$78,831	$97,729
Investment in bank subsidiary	15,338,873	15,047,947
Restricted stock	70,000	25,000
Subordinated debt due from bank subsidiary	4,000,000	-
Other assets	64,751	53,660
Total assets	$19,552,455	$15,224,336

LIABILITIES AND SHAREHOLDERS' EQUITY
Note payable	$-	$500,000
Other liabilities	69,115	13,616
Shareholders' equity	19,483,340	14,710,720
	$19,552,455	$15,224,336

(continued)

27.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 14 – PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (continued)

CONDENSED STATEMENTS OF INCOME
December 31, 2009 and 2008

	2009	2008
Interest and dividend income	$33,522	$20,037
Operating expenses	97,657	228,127
Income (loss) before income tax and undistributed income of bank subsidiary	(64,135)	(208,090)
Income tax benefit	21,806	70,044
Equity in undistributed income of bank subsidiary	231,549	591,354
Net income	$189,220	$453,308
Preferred stock dividends and amortization, net	194,249	-
Net income (loss) available to common shareholders	$(5,029)	$453,308

CONDENSED STATEMENTS OF CASH FLOWS
December 31, 2009 and 2008

	2009	2008
Cash flow from operating activities
Net income	$189,220	$453,308
Stock based compensation	2,085	134,876
Equity in undistributed income of bank subsidiary	(231,549)	(591,354)
Change in other assets and liabilities	12,389	(22,210)
Net cash flows from operating activities	(27,855)	(25,380)

Cash flows from investing activities
Net (increase) decrease in loans to subsidiary	(4,000,000)	1,500,000
Purchase of restricted stock	(45,000)	-
Investment in bank subsidiary	-	(2,500,000)
Net cash flows from investing activities	(4,045,000)	(1,000,000)

Cash flow from financing activities
Net (decrease) increase in borrowings	(500,000)	500,000
Proceeds and income tax benefit from exercise of stock options	-	57,418
Net proceeds from issuance of preferred stock	4,661,756	-
Dividends on preferred stock	(128,075)	-
Proceeds from issuance of common stock under Employee Stock Purchase Plan	20,276	21,638
Net cash flows from financing activities	4,053,957	579,056

Change in cash and cash equivalents	(18,898)	(446,324)
Cash and cash equivalents at beginning of year	97,729	544,053
Cash and cash equivalents at end of year	$78,831	$97,729

(continued)

28.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 15 – OTHER COMPREHENSIVE INCOME

Other comprehensive income components and the related tax effects were as follows:

	2009	2008
Unrealized holding gains on available for sale securities arising during the period	$89,964	$173,496
Tax effect	(30,587)	(58,989)
Net-of-tax amount	$59,377	$114,507

NOTE 16 –EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares outstanding during the period.  Diluted earnings per share are computed using the weighted average number of shares determined for the basic computation plus the dilutive effect of potential common shares issuable under stock options.  In computing earnings per common and common equivalent share, the Company has utilized the treasury stock method.

The factors used in the earnings per share computation follow.

	Year ended December 31,
	2009	2008
Numerator:
Net income	$189,220	$453,308
Preferred stock dividends and amortization, net	(194,249)	-
Net income (loss) available to common shareholders	(5,029)	453,308

Denominator:
Denominator for basic earnings per share available
to common shareholders-weighted average shares	584,017	582,230

Effect of dilutive shares:
Nonqualified stock options	-	9,951

Denominator for diluted earnings per share available	584,017	592,181
to common shareholders

Basic earnings (loss) per common share	$(0.01)	$0.78

Diluted earnings (loss) per common share	$(0.01)	$0.77

Stock options not considered in computing
diluted earnings per common share because
they were antidilutive	104,387	15,208

NOTE 17 - PREFERRED STOCK

On May 15, 2009, as part of the Troubled Asset Relief Program (“TARP”) Capital Purchase Program, the Company entered into a Letter Agreement and Securities Purchase Agreement (collectively, the “Purchase Agreement”) with the United States Department of the Treasury (“U.S. Treasury”), pursuant to which the Company sold 4,700 shares of newly authorized Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.00 per share and liquidation value $1,000 per share (the “Series A Preferred Stock”) and also issued warrants (the “Warrants”) to the U.S. Treasury to acquire an additional $235,000 of Fixed Rate Cumulative Perpetual Preferred Stock, Series B par value $0.00 per share and liquidation value $1,000 per share (the “Series B Preferred Stock”) for an aggregate purchase price of $4,700,000 in cash.  Subsequent to the closing, the U.S. Treasury exercised the Warrants and the Company issued 235 shares of the Series B Preferred Stock.  The Company capitalized $38,244 in issuance costs.

 (continued)

29.

WESTERN RESERVE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 17 - PREFERRED STOCK (Continued)

The Series A Preferred Stock will pay cumulative dividends at a rate of 5.00% per annum for the first five years, and 9.00% per annum thereafter.  The Series B Preferred Stock will pay cumulative dividends at a rate of 9.00% per annum. The Company may redeem the Series A or Series B Preferred Stock at any time subject to the approval of its primary regulator.  Neither the Series A nor the Series B Preferred Stock is subject to any contractual restrictions on transfer, except that the U.S. Treasury or any its transferees may not effect any transfer that, as a result of such transfer, would require the Company to become subject to the periodic reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934.

Pursuant to the terms of the Purchase Agreement, the ability of the Company to declare or pay dividends or distributions on, or purchase, redeem or otherwise acquire for consideration, shares of its Common Stock will be subject to restrictions, effectively eliminating the Company’s ability to declare dividends to common shareholders during the time the preferred stock is outstanding.  These restrictions will terminate on the earlier of (a) the third anniversary of the date of issuance of the Preferred Stock and (b) the date on which the Preferred Stock has been redeemed in whole or the U.S. Treasury has transferred all of the Preferred Stock to third parties, except that, after the third anniversary of the date of issuance of the Preferred Stock, if the Preferred Stock remains outstanding at such time, the Company may not increase its common dividends per share without obtaining consent of the U.S. Treasury.

The Purchase Agreement also subjects the Company to certain of the executive compensation limitations included in the Emergency Economic Stabilization Act of 2008 (the “EESA”). In this connection, as a condition to the closing of the transaction, the Company’s Senior Executive Officers (as defined in the Purchase Agreement) (the “Senior Executive Officers”), (i) voluntarily waived any claim against the U.S. Treasury or the Company for any changes to such officer’s compensation or benefits that are required to comply with the regulation issued by the U.S. Treasury under the TARP Capital Purchase Program and acknowledged that the regulation may require modification of the compensation, bonus, incentive and other benefit plans, arrangements and policies and agreements as they relate to the period the U.S. Treasury owns the Preferred Stock of the Company; and (ii) entered into a letter with the Company amending the Benefit Plans with respect to such Senior Executive Officers as may be necessary, during the period that the Treasury owns the Preferred Stock of the Company, as necessary to comply with Section 111(b) of the EESA.

30.

WESTERN RESERVE BANCORP, INC.
COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
As of December 31, 2009 and 2008, and for the Years then Ended
($000’s except per share data)	2009	2008

Balance Sheet Data:
Total assets	$201,933	$179,112
Securities available for sale	10,019	10,214
Total loans	167,177	143,625
Allowance for loan losses	2,317	1,743
Total deposits	178,242	156,718
Shareholders’ equity	19,483	14,711

Income Statement Data:
Total interest income	$8,734	$9,610
Total interest expense	2,781	3,771
Net interest income	5,953	5,839
Provision for loan losses	885	529
Net interest income after provision for loan losses	5,068	5,310
Noninterest income	494	389
Noninterest expense	5,403	5,126
Income before income tax	159	573
Income tax (benefit) expense	(30)	120
Net income	$189	$453
Preferred stock dividends and amortization, net	194	—
Net income (loss) available to common shareholders	$(5)	$453

Per Share Data:
Basic income per common share	$(0.01)	$0.78
Diluted income per common share	(0.01)	0.77
Tangible common equity per common share at year-end (a)	25.29	25.22
Cash dividends per common share	n/a	n/a

Average shares used in basic income per share calculations	584,017	582,230
Average shares used in diluted income per share calculations	584,017	592,181

Operating Ratios:
Total loans to total deposits	93.79%	91.65%
Total shareholders’ equity to total assets	9.65%	8.21%
Average shareholders’ equity to average assets	9.46%	8.65%
Return on average equity	1.06%	3.17%
Return on average assets	0.10%	0.27%
Dividend payout ratio	n/a	n/a
Allowance for loan losses to total loans	1.39%	1.21%
Average assets	$189,388	$165,171
Average shareholders’ equity	17,922	14,294

(a) Shareholders’ equity less preferred stock divided by the number of common shares outstanding at year-end.

31.

WESTERN RESERVE BANCORP, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

In the following section, management presents an analysis of Western Reserve Bancorp, Inc.’s (“Company”) financial condition and results of operations as of and for the years ended December 31, 2009 and 2008.  This discussion is intended to provide a more comprehensive review of the operating results and financial condition than could be obtained from an examination of the financial statements alone.  This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this report.

Net income for 2009 was $189,220, a decrease of $264,088, or 58.3%, from 2008 net income of $453,308.  The decrease in 2009 was primarily related to increases in the provision for loan losses and in Federal Deposit Insurance Corporation (“FDIC”) assessments in 2009.  Net income (loss) available to common shareholders is net income reduced by preferred stock dividends and amortization, net and was ($5,029) in 2009 and $453,308 in 2008.

Deposits increased $21,524,433, or 13.7%, to $178,242,289 at December 31, 2009.  Growth in Certificates of Deposit (CDs) of $13.5 million, checking accounts of $8.6 million and money market accounts of $4.0 million was partially offset by decreases in savings accounts of $4.6 million.  To the extent these increased deposits were not deployed in loans, they were placed in short-term interest-earning deposits.  The Company anticipates that excess funds and deposit growth will be used to make high-quality loans as economic conditions return to pre-recession levels.

Management believes that there are significant opportunities for commercial lending in Wayne County and southern Medina County.  The Company opened a lending office in Wooster, Ohio in December 2008 to position itself for future growth opportunities.

The Brecksville office, which opened in October 2004, continues to meet management’s expectations for both loan and deposit growth.  At year-end 2009, Brecksville’s total loans were $26.9 million and total deposits were $41.0 million.  Approximately 56.3% of Brecksville’s deposits were in Market Rate Savings Accounts which tend to have lower interest rates than CDs.  Over the past two years the Company has added two seasoned lending officers to the Brecksville office.

The Company’s liquidity position decreased somewhat in 2009, primarily due to a decrease in Federal Home Loan Bank (“FHLB”) advances as loan growth and deposit growth were in line with each other during the year.  As of year-end 2009, cash and cash equivalents had decreased $3.1 million, or 14.7% to $18.2 million from year-end 2008.  Management believes the Company is well-positioned to take advantage of prudent lending and other opportunities during 2010.

FINANCIAL CONDITION

Total assets at December 31, 2009, were $201,932,953, an increase of $22,820,714 or 12.7% over 2008 year-end assets of $179,112,239.  The primary reason for the increase in total assets was an increase in loans which was primarily funded by an increase in deposits.  The Company’s issuance of preferred stock under the U.S. Treasury’s Capital Purchase Program (“CPP”) also provided funds that increased total assets.  These increases were partially offset by a decrease in cash and cash equivalents in 2009.

32.

SECURITIES

The Company invests in securities of U. S. government-sponsored enterprises, mortgage-backed securities and municipal securities, all of which are classified as available-for-sale at December 31, 2009.  At year-end 2009, the portfolio totaled $10,019,225, and was comprised of 53% mortgage-backed securities and 47% municipal securities.  During 2009, one $500,000 U.S. government agency security was called and payments of $1,337,348 on mortgage-backed securities were received.  In addition, during 2009, the Company purchased $1.2 million in mortgage-backed securities and $351,000 of municipal securities.  The securities portfolio provides liquidity at a higher yield than the rate earned on overnight Federal funds sold or other short-term instruments.  Securities in the portfolio may also be used as collateral for public funds deposits and, at year-end 2009, $7,303,319 of securities were pledged to secure public deposits.

LOANS

Total loans increased $23,551,414, or 16.4%, in 2009 to $167,176,845 at year-end.  The Company achieved this level of growth in a period characterized by financial institutions turning away business customers.  The Company managed its growth by using prudent underwriting standards to make loans to well-qualified customers.  The Company’s primary lending focus is commercial loans to small businesses in its primary market area which includes Medina, Cuyahoga, Wayne and contiguous counties.  Commercial loans, which include commercial business, commercial real estate and commercial construction loans, increased $21.6 million and were responsible for much of the growth in the loan portfolio during 2009.  The growth in commercial loans was primarily in commercial real estate loans and commercial business loans which increased $14.5 million and $4.7 million, respectively.

Of the total loans at December 31, 2009, approximately $122.5 million or 73.3% are at a variable rate of interest, and $44.7 million or 26.7% are fixed rate.  Of the total loans, $97.0 million, or 57.6% mature or are able to be repriced within twelve months.  Only $2.0 million or 1.2% of total loans mature or reprice in more than five years.

The Company’s loan-to-deposit ratio was 93.8% at December 31, 2009, compared to 91.6% at December 31, 2008.  The Company’s loan-to-assets ratio increased to 81.6% at December 31, 2009 compared to 79.2% at December 31, 2008.  Management anticipates that the loan-to-deposit ratio for 2010 will remain in the range of 90% to 95% and the loan-to-assets ratio will remain in the range of 79% to 85%.

The Company participates in the Federal Home Loan Bank of Cincinnati’s Mortgage Purchase Program which provides the Company the ability to sell conventional mortgage loans in the secondary market with the option to retain the servicing or sell the servicing rights to a third party servicer.  Generally, the Company sells the servicing rights of loans sold through the program.  The program is structured whereby the Company enters into an arrangement to deliver up to $2.0 million under a master commitment within a nine-month timeframe.  The program also utilizes a Lender Risk Account (LRA) which is funded from the proceeds of individual mortgages sold.  Refer to Note 12 of the consolidated financial statements for more information regarding the Federal Home Loan Bank of Cincinnati’s Mortgage Purchase Program.

DEPOSITS AND OTHER FUNDING SOURCES

Total deposits increased by $21,524,433, or 13.7% to $178,242,289 at December 31, 2009, compared to $156,717,856 at December 31, 2008.

33.

		Percent of
	Amount	Portfolio
Total Deposits at December 31, 2009:
Noninterest bearing demand deposits	$22,789,030	12.8%
Interest-bearing NOW accounts	9,772,226	5.5%
Savings accounts and money market accounts	66,239,637	37.2%
Certificates of deposit (CDs)	70,804,584	39.7%
Individual Retirement Arrangements (IRAs)	8,636,812	4.8%
Total	$178,242,289	100.00%

As of December 31, 2009, the Company had $19,356,801 of national market CDs, primarily from other banks and credit unions, generally in amounts below the FDIC insurance threshold, with terms ranging from one year to five years, and rates ranging from 0.65% to 5.00%.  As of year-end 2009, the weighted average rate of these CDs was 2.26%, and the weighted average remaining maturity was 15.3 months.  At December 31, 2008, there was $14,561,933 in national market CDs.  Although management believes these CDs were obtained at market rates at the time they were originated, they may be more vulnerable to price sensitivity than local deposits.  As these CDs mature management may replace them at lower rates for longer terms.

Deposits of $100,000 or more totaled $101,495,258, or 56.9% of total deposits as of December 31, 2009 compared to $78,212,349 or 49.9% of total deposits at December 31, 2008.  The Company participates in the Certificate of Deposit Account Registry Service (“CDARS”) program which allows depositors to maintain a deposit relationship with the Bank but place funds in amounts less than the FDIC insurance limit at various banks to maintain deposit insurance.  In return, the Bank can receive reciprocal deposits from other institutions participating in the CDARS program.  The Bank had $19.3 million and $10.4 million placed with the CDARS program at December 31, 2009 and 2008, respectively.

Local CDs included $4,816,871 in public funds at December 31, 2009, of these $3.6 million at 0.08% mature in 2010 and $1.2 million at 0.51% mature in 2011.  In addition, CDARS has placed $4,054,728 in public funds with the Company.

The Company obtains additional funding through the Federal Home Loan Bank of Cincinnati. As of December 31, 2009 and 2008, the Company had FHLB advances of $3,400,000 and $6,500,000, respectively.

RESULTS OF OPERATIONS

Consolidated net income was $189,220 in 2009, compared to $453,308 in 2008, a decrease of 58.3%.  Income before income taxes was $156,486 in 2009, compared to $573,174 in the prior year.  Net income (loss) available to common shareholders was ($5,029) and $453,308 in 2009 and 2008, respectively.  Basic and diluted earnings per common share were both $(0.01) for the year ended December 31, 2009.  Basic and diluted earnings per common share were $0.78 and $0.77, respectively, in 2008.

The primary reasons for the decrease in net income were increases in the provision for loan losses and in FDIC assessments partially offset by an increase in net interest income.  For 2009, the provision for loan losses reflected the impact of net charge-offs of $312,155, increases in impaired and nonaccrual loans, and overall growth in the loan portfolio.

34.

The Company paid or accrued $160,094 in dividends on preferred stock in 2009.  No dividends were paid on common stock in 2009 or 2008, and the Company does not expect to pay cash dividends in the foreseeable future, due to restrictions on dividend payments resulting from the issuance of preferred stock to the U.S. Treasury under the Troubled Asset Relief Program (“TARP”) Capital Purchase Program (“CPP”) and because the capital is needed to support the Company’s continued growth.

NET INTEREST INCOME

Net interest income for 2009 was $5,953,368, an increase of $114,086, or 2.0% compared with $5,839,282 in 2008.  The increase in net interest income was attributable to decreases in interest rates on deposits and increases in loan volume; these were partially offset by increases in deposit volume and decreases in interest rates on loans.

Following is a table showing the average balances, interest and rates on a fully taxable-equivalent basis of the Company’s interest-earning assets and interest-bearing liabilities as of December 31, 2009 and 2008.

	Year ended			Year ended
	December 31, 2009			December 31, 2008
	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate
($ in thousands)
Interest-earning assets:
Federal funds sold and other short term funds	$16,799	$57	0.34%	$11,962	$274	2.29%
Securities — taxable	5,735	280	4.92%	6,524	330	5.09%
Securities — tax exempt	4,590	247	5.57%	4,499	241	5.39%
Restricted stock	777	39	4.97%	648	34	5.29%
Loans	155,568	8,186	5.26%	135,848	8,799	6.48%
Total interest-earning assets	183,469	8,809	4.81%	159,481	9,678	6.07%
Noninterest earning assets	5,919			5,690
Total assets	$189,388			$165,171

Interest-bearing liabilities:
Transaction accounts (NOW)	$8,344	48	0.57%	$7,010	69	0.99%
Market rate savings accounts	67,941	609	0.90%	76,520	1,892	2.47%
Time deposits	71,293	1,971	2.77%	43,999	1,606	3.65%
Federal Home Loan Bank advances and other borrowings	4,196	153	3.64%	6,006	203	3.38%
Total interest-bearing liabilities	151,774	2,781	1.83%	133,535	3,770	2.82%
Noninterest-bearing liabilities	19,692			17,342
Shareholders' equity	17,922			14,294
Total liabilities and shareholders' equity	$189,388			$165,171

Net interest income		6,028			5,908
Tax equivalent adjustment		(75)			(69)
Net interest income per financial statements		$5,953			$5,839

Net interest margin
(Net yield on average earning assets)			3.29%			3.71%

The average balance of loans includes nonaccrual loans.

35.

The following table sets forth on a fully taxable-equivalent basis the effect of volume and rate changes on interest income and expense for the periods indicated.  For purposes of these tables, changes in interest due to volume and rate were determined as follows:

Volume Variance - change in volume multiplied by the previous year's rate.
Rate Variance - change in rate multiplied by the previous year's volume.

Rate/Volume Variance - change in volume multiplied by the change in rate.  This variance was allocated to volume variance and rate variance in proportion to the relationship of the absolute dollar amount of the change in each.

	Summary of Changes in Net Interest Income
	2009 vs. 2008			2008 vs. 2007
	Increase (Decrease) due to			Increase (Decrease) due to
	Volume	Rate	Net	Volume	Rate	Net
($ in thousands)
Interest income:
Federal funds sold and other short term funds	$48	$(265)	$(217)	$(329)	$(447)	$(776)
Securities — taxable	(39)	(11)	(50)	23	(5)	18
Securities — tax exempt	(2)	8	6	1	11	12
Restricted stock	7	(2)	5	4	(6)	(2)
Loans	1,181	(1,794)	(613)	1,287	(1,782)	(495)
Total interest-earning assets	1,195	(2,064)	(869)	986	(2,229)	(1,243)

Interest expense:
Transaction accounts (NOW)	(12)	33	21	(6)	1	(5)
Market rate savings accounts	192	1,091	1,283	(151)	1,645	1,494
Time deposits	(816)	451	(365)	(129)	354	225
Federal Home Loan Bank advances and other borrowings	64	(14)	50	(85)	9	(76)
Total interest-bearing liabilities	(572)	1,561	989	(371)	2,009	1,638
Change in net interest income	$623	$(503)	$120	$615	$(220)	$395

The average net interest margin for 2009 was 3.29%, a decrease of 42 basis points (“bp”) from 3.71% in 2008.  Net interest margin decreased in 2009 as historically low market interest rates resulted in interest rates earned on assets decreasing faster than interest rates paid on deposits.

The average yield on interest earning assets in 2009 was 4.81%, compared to 6.07% in 2008.  During 2009, the average yield on loans decreased to 5.26% from 6.48% for 2008.  This includes loan fees, net of loan costs, of $53,834 in 2009 and $48,007 in 2008, which contributed 0.03% to the net interest margin in both years.  During 2009 net interest margin improved from 3.09% in the first quarter to 3.52% in the fourth quarter because the interest rates on loans adjusted rapidly when market interest rates were reduced in late 2008 while interest rates on deposits decreased more slowly during 2009.

The target for short-term interest rates decreased to a historical low range of 0.00% to 0.25% in December 2008.  The Company decreased its prime rate accordingly and, at December 31, 2009 and 2008, the Bank’s prime rate was 3.25%.  With market rates near zero, management expects that rates are likely to rise as the economy strengthens although the timing remains uncertain.

36.

The cost of interest-bearing funds decreased during 2009, to 1.83% on average.  This was down from 2.82% during 2008.  A significant portion of the Company’s liabilities are Market Rate Savings accounts which are priced according to a national money market index; however, the Bank did not decrease rates on these accounts as significantly as the index would have indicated due to competitive reasons.

NONINTEREST INCOME

Total noninterest income increased $104,906 to $494,337 in 2009, from $389,431 in 2008.  The increase in 2009 was primarily due to increases in rental income of $30,000, service charges on deposit accounts of $28,000, gains on sales of mortgage loans of $25,000, and earnings from Bank Owned Life Insurance of $13,000.  The Bank entered into a lease arrangement for one other real estate owned (“OREO”) property in 2009 resulting in rental income of $30,000.  The lessee has the right to purchase the property during the three-year lease term.

The Company participates in the FHLB’s Mortgage Purchase Program which provides the Company with the ability to profitably sell conventional residential mortgages in the secondary market.  The Bank sold seven loans totaling $1,527,100 with gains of $26,200 in 2009 and one loan totaling $97,500 with a gain of $1,446 in 2008.  The Company does not retain the servicing for loans sold to the FHLB under the Mortgage Purchase Program.

Service charges on deposits totaled $205,117 in 2009 and $177,413 in 2008.  Service charges on deposit accounts increased primarily due to a reduction in the earnings credit on commercial accounts in 2009, commensurate with overall decreases in short-term interest rates.

The largest components of “other” noninterest income, aside from the increase in earnings from Bank Owned Life Insurance and rental income, were fee income from ATM programs, the rental of safe deposit boxes, CDARS fees and wire transfer fees.  Management expects that noninterest income will increase as the Company increases in size and continues to increase the number of customers served.

NONINTEREST EXPENSE

Total noninterest expense in 2009 was $5,402,819, an increase of $276,454 or 5.4% over the $5,126,365 in 2008.  Increases in FDIC premiums of $255,000 comprise most of the increase in 2009 over 2008.  Other, less significant increases included salaries and benefits ($86,000), collection and OREO ($67,000) and Ohio state franchise tax ($40,000) that were partially offset by decreases in occupancy and equipment ($31,000) community relations ($25,000) and other noninterest expense ($108,000).

Other expense amounts were as follows for the years ended December 31:

	2009	2008
Reversal of prior year interest income on non-accrual loans	$—	$77,950
Loss on disposal of fixed assets	—	59,295
Loan expense	54,347	49,636
Travel and entertainment	38,360	47,199
Insurance	36,992	37,026
CDARS fees	27,448	14,959
Telephone	23,682	25,480
Supplies, postage and printing	83,055	74,751
Other	65,982	51,219
Total	$329,866	$437,515

37.

Non-interest expense as a percentage of average assets improved to 2.85% in 2009, compared to 3.10% in 2008, and overhead compared to net interest income increased to 90.8% in 2009, up from 87.8% in 2008.    The Company’s efficiency ratio increased to 83.79% in 2009 from 82.30% in 2008.  These ratios indicate that the Company has become less efficient in 2009; however, this was primarily due to the effect of the special FDIC assessment of $89,000 in 2009 which increased the efficiency ratio by 1.38% in 2009.  Total assets per full-time equivalent employee increased to approximately $5,458,000 at December 31, 2009 from $4,841,000 at December 31, 2008 as a result of the Company’s growth.

PROVISION AND THE ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained at a level considered by management to be adequate to cover probable incurred credit losses in the loan portfolio.  Management’s determination of the appropriate provision for loan losses and the adequacy of the allowance for loan losses is based on the Company’s historical losses adjusted for environmental factors which management believes are representative of the probable expected loss experience of the Company.  Other factors considered by management include the composition of the loan portfolio, economic conditions, the creditworthiness of the Company’s borrowers and other related factors.  The Company revised its methodology for determining the provision for loan losses in 2009 to provide larger allowances for loans with risk grades indicating increased risk characteristics.  The provision for loan losses was $885,400 in 2009 and $529,174 in 2008, representing an increase of $356,226.

Allowance for Loan Losses and Related Information for the year ended December 31, 2009

	Commercial Real Estate	Commercial & Industrial	Residential	Consumer	Total
Beginning Balance	$1,180,643	$416,121	$101,730	$44,976	$1,743,470
Charge-offs	(133,095)	(74,891)	(87,766)	(39,385)	(335,137)
Recoveries	6,333	1,647	12,796	2,206	22,982
Provisions	618,194	187,346	26,901	52,959	885,400
Ending Balance	$1,672,075	$530,223	$53,661	$60,756	$2,316,715

Loans evaluated for impairment at year-end:
Individually	$4,791,192	$634,869	N/A	N/A	$5,426,061
Collectively	N/A	N/A	66,067	40,738	106,805

In 2009, loans totaling $335,137 were charged off and $22,982 was recovered on loans previously charged off.  In 2008, loans totaling $394,710 were charged off and $3,240 was recovered on loans previously charged off. At December 31, 2009, the allowance for loan losses was 1.38% of total loans, compared to 1.21% at year-end 2008.  At December 31, 2009, $361,000 or 15.58% of the allowance for loan losses was allocated to impaired loan balances individually.  At December 31, 2008, $69,766, or 4.00% of the allowance for loan losses was allocated to impaired loan balances individually.  At December 31, 2009, twenty-six loans totaling $3,698,621 were in nonaccrual status, compared to ten loans totaling $1,657,328 at year-end 2008.  At December 31, 2009, there were eight loans to two borrowers totaling $1.8 million classified as troubled debt restructurings (“TDR) because a concession had been granted based on the borrowers’ financial difficulty.  The TDR loans were performing in accordance with their modified terms.  Management believes the allowance for loan losses at December 31, 2009, is adequate to absorb probable incurred losses in the loan portfolio.

38.

Information related to the Company’s credit risk profile by internally assigned grade at December 31, 2009, is included in the following table.

	Commercial Real Estate	Commercial & Industrial	Residential	Consumer	Total
Grade:
Pass	$93,277,462	$32,952,310	$11,079,186	$6,667,558	$143,976,516
Watch	5,663,583	1,175,681			6,839,264
Special mention	3,671,595	1,309,728			4,981,323
Substandard	4,839,386	1,007,490			5,846,876
Nonaccruing and troubled debt restructurings	4,791,192	634,869	66,067	40,738	5,532,866
Total	$112,243,218	$37,080,078	$11,145,253	$6,708,296	$167,176,845

Loans graded other than “Pass” are typically in industries displaying distress in the current economy.  As the grades become more adverse, the related industry is likely displaying greater sensitivity to the current economic conditions and the borrower’s financial strength may have deteriorated.  Industries such as commercial real estate management and real estate development are particularly affected by current economic conditions.

The Company’s past due loans are very low, with only $26,000 in delinquent loans (excluding loans on nonaccrual status).  Delinquent loans by type and number of days delinquent at December are included in the table below.

	Commercial Real Estate	Commercial & Industrial	Residential	Consumer	Total
Number of days past due:
31 to 60	$25,492	$-	$-	$155	$25,647
61 to 90	-	-	-	-	-
Over 90 and accruing	-	-	-	-	-

LIQUIDITY

Liquidity refers to the ability to fund loan demand, meet deposit customers’ withdrawal needs and provide for operating expenses.  As summarized in the Statement of Cash Flows, the main sources of cash flow are receiving deposits from customers and, to a lesser extent, proceeds from FHLB advances, borrowings, and repayment of principal and interest on loans and investments.  The primary uses of cash are lending to borrowers and, secondarily, investing in securities and short-term interest-earning assets.  Assets available to satisfy those needs include cash and due from banks, Federal funds sold, interest-bearing deposits in other banks, loans held for sale and available-for-sale securities.  These assets are commonly referred to as liquid assets.  Liquid assets were $28,887,826 at December 31, 2009, compared to $31,516,785 at the same date in 2008.

If additional liquidity is needed, the Company has several possible sources which include obtaining additional Federal Home Loan Bank advances, purchasing federal funds, selling loans, and acquiring one-way buy CDARS, additional national market CDs or brokered deposits.  The Company also can borrow under various lines of credit.  For additional information refer to Note 8 of the consolidated financial statements.

39.

INTEREST RATE SENSITIVITY/GAP

Management seeks to manage volatility caused by changes in market interest rates.

The Company’s results are, by their nature, sensitive to changes in interest rates, which can affect the Company’s net interest income and therefore its net income.

The primary source of interest rate risk in the Company’s balance sheet is repricing risk, which results from differences in the timing and velocity with which interest rates earned on assets or paid on liabilities can change in relation to market interest rates.

The Company’s balance sheet “gap” divides interest-bearing assets and liabilities into maturity and repricing categories, and measures the “gap” in each category.  From this perspective, the Company was in a liability sensitive position in the one-year category, with $115.2 million in assets and $131.3 million in liabilities subject to repricing during the next year.  However, most of the assets reprice more rapidly than the liabilities (due to their respective contractual provisions).  Management has the ability to control the repricing on non-maturity deposits, such as checking and savings accounts.  A significant portion of the Company’s liabilities are Market Rate Savings accounts on which the Company generally sets the interest rate based on a national money market index.  However, management did not reduce the interest rates paid on Market Rate Savings accounts to the extent indicated by the index because the competitive banking environment in our market area would not have supported such low interest rates.

From an income statement perspective, based on the model utilized by the Company to analyze its interest rate sensitivity, the Company’s net interest income will benefit from an increase in interest rates, since interest income will increase more rapidly than interest expense.   The model indicates that if market interest rates were to experience an immediate increase of 100 bp, the company’s net interest income would increase by approximately 5.8%.  Modeling for a 100 bp decrease in interest rates is not meaningful, due to the current rate environment.   Modeling interest rate sensitivity is highly dependent on numerous assumptions used in the modeling process, and actual changes in interest income and expense may be different than projected.

CAPITAL RESOURCES

Total shareholders’ equity at December 31, 2009 was $19,483,340, compared to $14,710,720 at December 31, 2008.  The increase of $4,773,000 was primarily due to net proceeds of $4,662,000 from the issuance of preferred stock under the U.S. Treasury’s CPP, net income of $189,000 for 2009, proceeds of $20,000 from the Employee Stock Purchase Plan (resulting in 1,397 shares issued), and an increase of $59,000 in the net unrealized gains on available for sale securities partially offset by dividends and amortization, net on preferred stock of $194,000.

Banking regulators have established minimum capital ratios for banks and bank holding companies.  Total risk-based capital is made up of Tier 1 Capital and Tier 2 Capital.  Tier 1 Capital is total shareholders’ equity less any intangible assets.  Tier 2 Capital is the allowance for loan losses (includible up to a maximum of 1.25% of risk-weighted assets), plus the qualifying portion of subordinated debt.  Refer to Note 13 in the Company’s consolidated financial statements for a more complete discussion of risk-based capital.  The Bank exceeded the applicable minimum regulatory capital requirements at December 31, 2009 and 2008, and was considered to be well-capitalized under the regulatory guidelines.  Management intends to maintain the Bank’s well-capitalized status.

40.

The Company has grown rapidly in its eleven-year history, and continues to consider capital strategies to support its growth and operations. In 2009 the Company participated in the U.S. Treasury’s Capital Purchase Program and received $4.7 million in exchange for issuing preferred stock. For information related to the U.S. Treasury’s Capital Purchase Program see Note 17 to the consolidated financial statements.  Additionally, the Company has a $5,000,000 line of credit through an unaffiliated financial institution with up to $2,000,000 for the purpose of providing additional capital to the Bank as needed.  By borrowing against the line of credit and then investing the funds into the Bank as capital, the Company is able to manage the Bank’s capital ratios.  Traditional capital sources include issuing common or preferred stock or other capital instruments, but the market for these has diminished in the current economy.

Restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances, as discussed in Note 13 to the consolidated financial statements.  No cash dividends were declared or paid on common stock during the years ended December 31, 2009 and 2008.  Management and the Board do not expect the Company to pay cash dividends on common stock in the foreseeable future and believe that the capital that would be used to pay dividends is more effectively invested in the continuing growth and operations of the Company.

As of December 31, 2009, management is not aware of any current recommendations by the banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Company’s liquidity, capital resources or operations.

CRITICAL ACCOUNTING POLICIES

The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and recoveries and decreased by charge-offs.  Management estimates the level of the provision for loan losses and the allowance balance by considering its historical loss experience, the nature, volume and risk characteristics in the loan portfolio, information about specific borrower circumstances and estimated collateral values, economic conditions and other factors.  Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.  Loan losses are charged against the allowance when management believes the loan balance cannot be collected.  Loan quality is monitored on a monthly basis by management and at least twice annually by an independent third party.  The Company’s Loan Review Committee, which is comprised of three independent members of the Company’s Board of Directors, is responsible for reviewing the results of this independent third party assessment and monitoring the credit quality of the loan portfolio.

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS

The following table presents, as of December 31, 2009, significant fixed and determinable contractual obligations by payment date.  The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts, hedge basis adjustments, or other similar adjustments.

41.

Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

($ in thousands)	Note Reference	2010	2011	2012	2013	2014	Thereafter
Deposits without maturity	7	$98,801
Time deposits	7	53,997	$15,612	$4,368	$4,639	$715	$110
FHLB advances and other borrowings	8	1,500	1,400	300	200	—	—
Operating leases	6	428	436	400	135	—	—

Note 12 to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exist under those agreements.  Examples of these commitments and contingencies include commitments to extend credit to borrowers under lines of credit and employment agreements between the Company and certain of its executive officers.

At December 31, 2009, the Company had no unconsolidated, related special purpose entities, nor did it engage in derivatives and hedging contracts, such as interest rate swaps, that may expose it to liabilities greater than the amounts recorded on the consolidated balance sheet.  The Company’s investment policy prohibits engaging in derivatives contracts for speculative trading purposes; however, in the future, management may pursue certain contracts, such as interest rate swaps, in the effort to execute a sound and defensive interest rate risk management policy.

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

42.

EXECUTIVE OFFICERS—WESTERN RESERVE BANCORP, INC.

Edward J. McKeon, President and Chief Executive Officer
Brian K. Harr, Executive Vice President
Cynthia A. Mahl, Executive Vice President, Corporate Secretary and Treasurer

EXECUTIVE OFFICERS—WESTERN RESERVE BANK

Edward J. McKeon, President and Chief Executive Officer
Brian K. Harr, Executive Vice President and Chief Lending Officer
Cynthia A. Mahl, Executive Vice President, Chief Financial Officer and Senior Operations Officer

TRANSFER AGENT, REGISTRAR & DIVIDEND AGENT

Western Reserve Bank
4015 Medina Road, Suite 100
P.O. Box 585
Medina, Ohio 44258-0585
(330) 764-3131 or (866) 633-4622

STOCK INFORMATION

The Company’s common stock was held by approximately 495 holders of record as of December 31, 2009.  Howe Barnes Hoefer & Arnett, Inc (Howe Barnes) makes a market in the Company’s shares of stock.  Howe Barnes is a Chicago based investment firm that specializes in the research and trading of small and medium sized community bank stocks.  The Company’s shares are quoted on the OTC “Pink Sheets” under the symbol WRBO.  The quoted price of the Company’s stock is expected to change over time, dependent primarily upon the supply and demand for the shares.  Shareholders and other interested parties may contact Lou Coines at Howe Barnes at 1-800-800-4693 or their broker with any inquiries regarding buying or selling shares of Western Reserve Bancorp, Inc.

ANNUAL REPORT ON FORM 10-K

A copy of the Company’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge.  To obtain a copy, direct your request to Cynthia A. Mahl, Executive Vice President and CFO, Western Reserve Bancorp, Inc.  P.O. Box 585, Medina, OH  44258-0585.  You may also access the report at www.sec.gov or through Western Reserve Bank’s web site at www.westernreservebank.com.

ANNUAL MEETING

The Annual Shareholders’ Meeting will be held Wednesday, April 28, 2010, at 9:00 a.m. at The Blue Heron Banquet and Conference Center, 3227 Blue Heron Trace, Medina, Ohio 44256.  All shareholders are encouraged to attend.

43.

BOARD OF DIRECTORS (1)

P.M. Jones	Edward J. McKeon
Chairman	President and Chief Executive Officer
Western Reserve Bancorp, Inc. and	Western Reserve Bancorp, Inc. and
Western Reserve Bank	Western Reserve Bank
Medina, Ohio	Medina, Ohio

Roland H. Bauer	R. Hal Nichols
President and Chief Executive Officer	Chairman and Manager
The Cypress Companies	Austin Associates, LLC
Akron, Ohio	Toledo, Ohio

Bijay K. Jayaswal, M.D.	Rory H. O’Neil
Physician, Cardiology	President
Medina, Ohio	Quetzal Corp.
Westfield Center, Ohio

Ray E. Laribee	Glenn M. Smith
Attorney	Retired President
Laribee & Hertrick	Smith Bros., Inc.
Medina, Ohio	Medina, Ohio

C. Richard Lynham	Thomas A. Tubbs
Chairman of the Board and Owner	Bank Executive Benefits Consultant
Harbor Castings, Inc.	Homerville, Ohio
North Canton, Ohio

(1) All are Directors of Western Reserve Bancorp, Inc. and Western Reserve Bank

BRECKSVILLE ADVISORY BOARD

Victoria J. Burns	Brendan Rose
President, Burns Realty Group	C.F.O., Industrial First Inc.

Joe Carollo	Greg Skaljac
President, Jani-King of Cleveland	Vice President, Luce, Smith & Scott Inc.
Member, Brecksville City Council

Louis N. Carouse, Jr.	Michael R. Torchia
Member, Brecksville City Council	President & Owner, The Realty Store, LLC

Steve Karas, Retired Executive