Form 10-K, Exhibit 13
period 2011-12-31
WESTERN RESERVE BANCORP INC
filed 2012-03-30
CIK 1051473

Exhibit 13

Medina, Ohio

ANNUAL REPORT

December 31, 2011

CONTENTS

LETTER TO SHAREHOLDERS	2

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	5

CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED BALANCE SHEETS	6

CONSOLIDATED STATEMENTS OF OPERATIONS	7

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY	8

CONSOLIDATED STATEMENTS OF CASH FLOWS	9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	10

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA	45

MANAGEMENT’S DISCUSSION AND ANALYSIS	46

COMPANY INFORMATION	58

Dear Fellow Shareholder:

Let me tell you a great story of a banking voyage:

•

It started with the subprime mortgage fiasco unraveling in mid-2007 which in turn began to drag major participating financial institutions down. National City Bank, the largest northeast Ohio bank, began hemorrhaging in the third quarter of 2007.

•	The financial mess gathered steam during 2008 and huge Wall Street institutions were battered.

•	Lehman Brothers, the fourth largest investment bank in the U.S., declared bankruptcy on September 15, 2008.

•	National City Bank was sold to PNC, a Pittsburgh bank holding company, at a fire sale price on October 24, 2008.

•

Major financial players in this country were involved and were struggling with impending losses. Institutions such as Merrill Lynch and Washington Mutual disappeared into larger entities such as JP Morgan Chase and Bank of America. The largest insurance company in the U.S., AIG, required cash support of $183 billion from our government to survive.

•	We were concerned as this economic disaster unfolded and came toward our market and our bank.

•	Our customers began to show stress in the second half of 2009 which dragged our earnings down.

•	In 2010, we were slammed by the full impact of “The Great Recession” and lost money for the first time since 1999. I had to report losses in three quarterly reports and then the annual report.

•

Your management team and Board poured enormous energy and effort into rectifying the problem ASAP and it worked! The year 2011 was a great year profit-wise. I was able to report good news in three quarterly reports and now this annual report.

So the tale is of this community bank that went from a terrible year, through no fault of our own, to a terrific year through much effort of our own.

Now let me touch on some other issues:

•

CPP (TARP) – This much-maligned government program benefited our bank and company in two ways; in its initial phases it supported our growth, and when the economic storm hit it strengthened our capital. Frankly, we are in no hurry to repay it right now.

•

Loan Growth – One victim of all of this has been our growth in our loan portfolio. Between business retrenchment and our focus on immediate recovery, our portfolio actually shrank. We have pivoted again and now anticipate this year to be one of restored growth.

•

Toward that end, we have recruited Larry Kenny and Patty McLean to our lending team and we have been impressed by their energy, knowledge and immediate success. They will be a key ingredient in our 2012 growth.

•	Mark Davey joined the Board in June of 2011 and has quickly become a very productive member of the Board and the Board Loan Committee. We appreciate his fresh approach to the issues.

•	Our stock price rose by 32% during 2011 and continues that trend as of this writing.

If you want to discuss any aspect of your company, please call me at 330-721-8081, e-mail me at emckeon@westernreservebank.com or stop by. I would enjoy any discussion with our owners.

Thank you for your loyalty.

Sincerely,

/s/ Ed McKeon

President & CEO

P.S.	If you are interested in buying or selling our stock, please contact: Boenning & Scattergood 1-866-326-8113 Tom Dooley tdooley@boenninginc.com Nick Bicking nbicking@boenninginc.com

MANAGEMENT’S REPORT ON INTERNAL CONTROL

OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework and the criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) as well as COSO’s Guidance for Smaller Public Companies. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of December 31, 2011.

/s/ Edward J. McKeon President and Chief Executive Officer	/s/ Cynthia A. Mahl Executive Vice President and Chief Financial Officer

March 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Western Reserve Bancorp, Inc.

Medina, Ohio

We have audited the accompanying consolidated balance sheets of Western Reserve Bancorp, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Reserve Bancorp, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

Cleveland, Ohio

March 30, 2012

WESTERN RESERVE BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2011 and 2010

	December 31, 2011	December 31, 2010
ASSETS
Cash and due from financial institutions	$4,348,105	$2,343,069
Interest-bearing deposits in other financial institutions	23,100,910	11,923,425
Federal funds sold	243,000	230,000

Cash and cash equivalents	27,692,015	14,496,494
Securities available for sale	15,813,031	12,993,197
Loans held for sale	516,000	236,000
Loans, net of allowance of $3,009,909 and $4,544,316	140,607,520	154,960,478
Restricted stock	966,100	966,100
Other real estate owned	1,048,824	991,450
Premises and equipment, net	865,861	1,029,685
Bank owned life insurance	2,535,119	2,434,183
Prepaid Federal Deposit Insurance Corporation premiums	333,002	618,005
Accrued interest receivable and other assets	2,152,257	2,838,804

	$192,529,729	$191,564,396

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Noninterest-bearing	$25,145,714	$22,934,531
Interest-bearing	146,605,482	148,704,510

Total deposits	171,751,196	171,639,041
Federal Home Loan Bank advances	1,500,000	1,900,000
Accrued interest payable and other liabilities	942,040	688,299

Total Liabilities	174,193,236	174,227,340

Shareholders’ Equity
Cumulative preferred stock, no par value, $1,000 per share liquidation value:
Series A, fixed rate, 4,700 shares authorized and issued at December 31, 2011 and 2010	4,700,000	4,700,000
Discount on Series A preferred stock	(143,824)	(204,381)
Series B, fixed rate, 235 shares authorized and issued at December 31, 2011 and 2010	235,000	235,000
Premium on Series B preferred stock	14,033	19,941
Common stock, no par value, $1 stated value, 1,500,000 shares authorized, 587,136 and 586,084 shares issued and outstanding as of December 31, 2011 and 2010	587,136	586,084
Additional paid-in capital	9,994,348	9,981,912
Retained earnings	2,552,118	1,809,618
Accumulated other comprehensive income	397,682	208,882

Total Shareholders’ Equity	18,336,493	17,337,056

	$192,529,729	$191,564,396

See accompanying notes to consolidated financial statements.

WESTERN RESERVE BANCORP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2011 and 2010

	Years ended December 31,
	2011	2010
Interest and dividend income
Loans, including fees	$7,972,840	$8,527,328
Securities:
Taxable	267,632	256,014
Tax exempt	179,971	180,880
Dividends on restricted stock	47,206	44,802
Federal funds sold and short-term investments	38,084	48,749

	8,505,733	9,057,773

Interest expense
Deposits	1,619,060	2,122,919
Borrowings	49,547	84,909

	1,668,607	2,207,828

Net interest income	6,837,126	6,849,945
Provision for loan losses	311,648	4,912,609

Net interest income after provision for loan losses	6,525,478	1,937,336
Noninterest income
Service charges on deposit accounts	177,235	192,302
Net gains on sales of loans	19,824	123,472
Net gain on sales of available for sale securities	3,934	0
Other	328,217	321,276

	529,210	637,050

Noninterest expense
Salaries and employee benefits	2,472,373	2,462,843
Occupancy and equipment	882,570	858,723
Federal deposit insurance	303,347	377,983
Data processing	394,127	443,670
Professional fees	287,726	222,521
Taxes other than income and payroll	201,539	194,740
Directors’ fees	97,375	154,135
Collection and other real estate owned	443,992	301,088
Marketing and community relations	173,038	155,023
Other	335,566	416,180

	5,591,653	5,586,906

Income (loss) before income taxes	1,463,035	(3,012,520)
Income tax expense (benefit)	409,736	(1,096,751)

Net income (loss)	1,053,299	(1,915,769)

Preferred stock dividends and amortization, net	310,799	310,799

Net income (loss) available to common shareholders	$742,500	$(2,226,568)

Earnings (loss) per common share:
Basic	$1.27	$(3.80)
Diluted	$1.27	$(3.80)

See accompanying notes to consolidated financial statements.

WESTERN RESERVE BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2010 and 2011

	Preferred Stock, net	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance at January 1, 2010	$4,695,911	$584,727	$9,933,257	$4,036,186	$233,259	$19,483,340

Comprehensive income:
Net income (loss)	0	0	0	(1,915,769)	0	(1,915,769)
Change in unrealized gain (loss) on securities available for sale, net of reclassification and tax effects	0	0	0	0	(24,377)	(24,377)

Total comprehensive loss						(1,940,146)
Common stock issued (1,357 shares) under Employee Stock Purchase Plan (ESPP)	0	1,357	12,194	0	0	13,551
Stock option expense recognized over vesting period	0	0	1,426	0	0	1,426
Expense due to modification of stock options	0	0	35,035	0	0	35,035
Accretion of discount on Series A preferred stock	60,558	0	0	(60,558)	0	0
Amortization of premium on Series B preferred stock	(5,909)	0	0	5,909	0	0
Dividends on preferred stock	0	0	0	(256,150)	0	(256,150)

Balance at December 31, 2010	4,750,560	586,084	9,981,912	1,809,618	208,882	17,337,056

Comprehensive income:
Net income (loss)	0	0	0	1,053,299	0	1,053,299
Change in unrealized gain (loss) on securities available for sale, net of reclassification and tax effects	0	0	0	0	188,800	188,800

Total comprehensive income						1,242,099
Common stock issued (1,052 shares) under Employee Stock Purchase Plan (ESPP)	0	1,052	11,738	0	0	12,790
Stock option expense recognized over vesting period	0	0	698	0	0	698
Accretion of discount on Series A preferred stock	60,557	0	0	(60,557)	0	0
Amortization of premium on Series B preferred stock	(5,908)	0	0	5,908	0	0
Dividends on preferred stock	0	0	0	(256,150)	0	(256,150)

Balance at December 31, 2011	$4,805,209	$587,136	$9,994,348	$2,552,118	$397,682	$18,336,493

See accompanying notes to consolidated financial statements.

WESTERN RESERVE BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN CASH FLOWS

For the years ended December 31, 2011 and 2010

	Years ended December 31,
	2011	2010
Cash flows from operating activities
Net income (loss)	$1,053,299	$(1,915,769)
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	311,648	4,912,609
Depreciation	185,988	174,289
Net amortization of securities	38,927	1,249
Write down of other real estate owned	23,562	76,364
Net realized gain on sale of securities	(3,934)	0
Net gain on sale of loans	(19,824)	(123,472)
Stock-based compensation expense	698	36,461
Origination of loans held for sale	(1,271,000)	(2,697,200)
Proceeds from loans held for sale	1,010,824	4,366,199
Loss on disposal of fixed assets	560	3,409
Earnings on bank owned life insurance	(100,936)	(99,996)
Net change in other assets and other liabilities	1,235,792	(455,894)

Net cash from operating activities	2,465,604	4,278,249

Cash flows from investing activities
Available for sale securities:
Sales	693,488	0
Maturities, repayments and calls	2,541,896	1,697,442
Purchases	(5,804,149)	(4,709,597)
Purchase of restricted stock	0	(139,200)
Loan originations and payments, net	13,895,394	3,793,381
Proceeds from disposals of other assets	(42,783)	0
Proceeds from disposals of premises and equipment	17,800	0
Additions to premises and equipment	(40,524)	(256,535)

Net cash from investing activities	11,261,122	385,491
Cash flows from financing activities
Net change in deposits	112,155	(6,603,248)
Proceeds from FHLB advances and other debt	1,500,000	0
Repayments of FHLB advances and other debt	(1,900,000)	(1,500,000)
Cash dividends paid	(256,150)	(256,150)
Proceeds from issuance of common stock under ESPP	12,790	13,551

Net cash from financing activities	(531,205)	(8,345,847)

Net change in cash and cash equivalents	13,195,521	(3,682,107)
Beginning cash and cash equivalents	14,496,494	18,178,601

Ending cash and cash equivalents	$27,692,015	$14,496,494

Supplemental cash flow information:
Interest paid	1,698,066	2,247,335
Income taxes paid	140,000	70,000

Supplemental disclosure of noncash investing activities:
Transfer from loans to other real estate owned	80,936	0
Transfer from loans to other repossessed assets	64,980	102,135
Transfer from loans to loans held for sale	0	1,091,527

See accompanying notes to consolidated financial statements.

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, deferred tax assets, benefit plan accruals and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions with maturities fewer than 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, other assets and other liabilities.

Interest-Bearing Deposits in Other Financial Institutions: Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax. All of the Company’s debt securities are classified as available for sale.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Mortgage loans held for sale are generally sold with servicing rights released. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of purchase premiums and discounts, deferred loan fees and costs and an allowance for loan losses.

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

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported net at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component of the allowance covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company in each segment over the most recent three years. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries, local, state and national economic trends and conditions, portfolio concentrations, experience, ability and depth of management, changes in lending procedures and policies, and other factors. Management considers the following economic and risk factors when determining the appropriate level of the allowance for loan losses for non-impaired loans in each of the following segments:

Commercial Real Estate Loans. Commercial real estate loans are subject to underwriting standards and processes similar to commercial business loans discussed below. These loans are viewed primarily as cash flow loans and the repayment of these loans is largely dependent on the successful operation of the property. Loan performance may be adversely affected by factors impacting the general economy or conditions specific to the real estate market such as geographic location and property types. Management specifically considers vacancy rates for office and industrial properties in its market area, as well as real estate values and, to a lesser extent, unemployment and energy prices.

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commercial Business Loans. Commercial credit is extended to commercial customers for use in normal business operations to finance working capital needs, equipment purchases, or other projects. The majority of these borrowers are customers doing business within the Company’s geographic regions.

These loans are generally underwritten individually and secured with the assets of the company and the personal guarantee of the business owners. Commercial business loans are made based primarily on the historical and projected cash flow of the borrower and the underlying collateral provided by the borrower. Management specifically considers unemployment, energy prices and, to a lesser extent, real estate values and vacancies in the Company’s market area.

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

Consumer Loans. Consumer loans primarily include loans made directly to consumers and purchased auto loans. These loans are underwritten based on several factors including debt to income, type of collateral and loan to collateral value, credit history and relationship with the borrower. Unemployment rates and energy prices are specifically considered by management.

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

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets, which range from three to twenty years, or the term of the lease. The Company will amortize leasehold improvements over a longer period if renewal of a lease is considered probable.

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Federal Home Loan Bank (FHLB) Stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Federal Reserve Bank (FRB) Stock: The Bank is a member of its regional Federal Reserve Bank. FRB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

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

Retirement Plans: Employee 401(k) and profit sharing plan expense is the amount of the Company’s matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Common Share: Basic earnings (loss) per common share is net income (loss) divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale which are also recognized as a separate component of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $290,000 and $486,000 was required to meet regulatory reserve and clearing requirements at year end 2011 and 2010, respectively. Balances on deposit at the Federal Reserve Bank earn interest at the Federal funds rate in effect during each week. Also included in cash and cash equivalents at year end 2011 and 2010 was approximately $385,000 and $381,000, respectively, required to be on deposit with Great Lakes Bankers Bank as a compensating balance for correspondent banking services.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. See Note 14 for more specific disclosures related to the Bank. Additionally, as part of the conditions for renewal of a line of credit with another financial institution more fully described in Note 8, the Company may, over the life of the loan agreement, declare or pay cash dividends to common shareholders, subject to an aggregate limit of $100,000. The Company participates in the United States Treasury’s Troubled Asset Relief Program’s Capital Purchase Program which restricts the Company’s ability to pay common dividends as more fully described in Note 18.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or shareholders’ equity.

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards:

In April 2011, the FASB amended existing guidance for assisting a creditor in determining whether a restructuring is a troubled debt restructuring. The amendments clarify the guidance for a creditor’s evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties. With regard to determining whether a concession has been granted, the ASU clarifies that creditors are precluded from using the effective interest method to determine whether a concession has been granted. In the absence of using the effective interest method, a creditor must now focus on other considerations such as the value of the underlying collateral, evaluation of other collateral or guarantees, the debtor’s ability to access other funds at market rates, interest rate increases and whether the restructuring results in a delay in payment that is insignificant. This guidance was effective for interim and annual reporting periods beginning after June 15, 2011, and was applied retrospectively to the beginning of the annual period of adoption. For purposes of measuring impairment on newly identified troubled debt restructurings, the amendments were applied prospectively for the first interim or annual period beginning on or after June 15, 2011. The adoption of this guidance did not have a material impact on the Company’s financial statements.

In May, 2011, the FASB issued an amendment to achieve common fair value measurement and disclosure requirements between U.S. and International accounting principles. Overall, the guidance is consistent with existing U.S. accounting principles; however, there are some amendments that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this guidance are effective for interim and annual reporting periods beginning after December 15, 2011. The Company is currently evaluating the impact of this amendment on the consolidated financial statements.

In June 2011, the FASB amended existing guidance and eliminated the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. The amendment requires that comprehensive income be presented in either a single continuous statement or in two separate consecutive statements. The amendments in this guidance are effective as of the beginning of a fiscal reporting year, and interim periods within that year, that begins after December 15, 2011. On October 21, 2011, the FASB decided to propose a deferral of the new requirement to present reclassifications of other comprehensive income on the face of the income statement. Companies would still be required to adopt the other requirements contained in the new standard for the presentation of comprehensive income. The guidance requires changes in presentation only and will have no significant impact on the Company’s consolidated financial statements.

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 2—SECURITIES

The following table summarizes the amortized cost and fair value of securities available-for-sale at December 31, 2011 and 2010 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2011
U.S. Treasury and federal agency	$1,512,594	$10,079	$0	$1,522,673
Mortgage-backed residential:
Guaranteed by GNMA	4,577,382	64,360	(6,828)	4,634,914
Issued by FHLMC	1,303,203	49,088	0	1,352,291
Issued by FNMA	1,242,627	112,280	0	1,354,907
Tax-free municipal	5,746,801	355,410	0	6,102,211
Taxable municipal	827,875	20,437	(2,277)	846,035

	$15,210,482	$611,654	$(9,105)	$15,813,031

December 31, 2010
Mortgage-backed residential:
Guaranteed by GNMA	$4,048,961	$2,936	$(45,584)	$4,006,313
Issued by FHLMC	1,556,847	80,434	0	1,637,281
Issued by FNMA	1,927,112	131,517	(174)	2,058,455
Tax-free municipal	4,890,165	158,571	(3,258)	5,045,478
Taxable municipal	253,625	0	(7,955)	245,670

	$12,676,710	$373,458	$(56,971)	$12,993,197

All mortgage-backed securities are residential mortgage-backed securities guaranteed or issued by U.S. government sponsored entities.

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 2 – SECURITIES (continued)

The proceeds from sales and calls of securities and the associated gross gains and losses are listed below:

	December 31,
	2011	2010
Proceeds of sales	$693,488	$0
Proceeds of calls	600,000	0
Gross gains	23,158	0
Gross losses	(19,224)	0

The amortized cost and fair value of debt securities at year-end 2011 by contractual maturity were as follows. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities, which are not due at a single maturity date, are shown separately.

	Amortized Cost	Fair Value
Less than one year	$120,029	$121,159
One to five years	1,678,383	1,782,871
Five to ten years	3,942,442	4,175,847
Ten to fifteen years	2,346,416	2,391,042
Mortgage—backed residential	7,123,212	7,342,112

	$15,210,482	$15,813,031

At year-end 2011 and 2010, securities with carrying values of $9,392,000 and $6,588,820, respectively, were pledged to secure public deposits, borrowings and for other purposes as required or permitted by law.

At year-end 2011 and 2010, there were no holdings of securities of any one issuer, other than Ginnie Mae, Fannie Mae and Freddie Mac, in an amount greater than 10% of shareholders’ equity. The U.S. Government has affirmed their support for the obligations of these entities.

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 2 – SECURITIES (continued)

Securities with unrealized losses at year-end 2011 and 2010, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss
December 31, 2011
U.S. Treasury and federal agency	$0	$0	$0	$0	$0	$0
Mortgage backed residential:
Guaranteed by GNMA	789,603	(6,828)	0	0	789,603	(6,828)
Issued by FNMA	0	0	0	0	0	0
Issued by FHLMC	0	0	0	0	0	0
Tax-free municipal	0	0	0	0	0	0
Taxable municipal	261,585	(2,277)	0	0	261,585	(2,277)

Total	$1,051,188	$(9,105)	$0	$0	$1,051,188	$(9,105)

December 31, 2010
U.S. Treasury and federal agency	$0	$0	$0	$0	$0	$0
Mortgage backed residential:
Guaranteed by GNMA	3,499,522	(45,584)	0	0	3,499,522	(45,584)
Issued by FNMA	48,751	(174)	0	0	48,751	(174)
Issued by FHLMC	0	0	0	0	0	0
Tax-free municipal	396,740	(3,258)	0	0	396,740	(3,258)
Taxable municipal	245,670	(7,955)	0	0	245,670	(7,955)

Total	$4,190,683	$(56,971)	$0	$0	$4,190,683	$(56,971)

As of December 31, 2011, the unrealized loss on one debt security issued by a municipality has not been recognized in income because the issuer’s securities have maintained their initial rating and periodic review of the issuer’s financial condition does not indicate any deterioration in their financial performance. Management does not intend to sell and it is likely that management will not be required to sell the securities prior to their anticipated recovery. The decline in fair value is largely due to changes in interest rates and other market conditions. The fair value is expected to recover as the securities approach maturity.

Unrealized losses on mortgage-backed securities have not been recognized into income because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company does not have the intent to sell these securities and it is likely it will not be required to sell the securities before their anticipated recovery. The Company does not consider these securities to be other-than-temporarily impaired at December 31, 2011.

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 3 – LOANS

Loans at year-end were as follows:

	2011	2010
Commercial real estate	$99,920,808	$113,451,159
Commercial business	24,568,450	27,141,540
Residential mortgages:
Home equity lines of credit	12,691,997	11,620,756
1-4 family residential	857,847	806,411
Consumer:
Installment	4,856,881	4,926,165
Purchased auto loans	721,446	1,558,763

	143,617,429	159,504,794
Less allowance for loan losses	3,009,909	4,544,316

	$140,607,520	$154,960,478

The following table presents the activity in the allowance for loan losses by portfolio segment for the years ending December 31, 2011 and 2010.

December 31, 2011	Commercial Real Estate	Commercial Business	Residential	Consumer	Unallocated	Total
Allowance for loan losses:
Beginning Balance	$3,466,505	$666,437	$162,372	$34,776	$214,226	$4,544,316
Loans charged off	(1,843,314)	(101,408)	(55,794)	(25,438)	0	(2,025,954)
Recoveries	48,217	131,163	0	519	0	179,899
Provision for loan losses	621,248	(200,228)	10,604	32,182	(152,158)	311,648

Total ending allowance balance	$2,292,656	$495,964	$117,182	$42,039	$62,068	$3,009,909

December 31, 2010	Commercial Real Estate	Commercial Business	Residential	Consumer	Unallocated	Total
Allowance for loan losses:
Beginning Balance	$1,527,445	$516,211	$53,661	$60,756	$158,642	$2,316,715
Loans charged off	(1,305,300)	(1,365,187)	(6,785)	(46,867)	0	(2,724,139)
Recoveries	15,311	358	17,475	5,987	0	39,131
Provision for loan losses	3,229,049	1,515,055	98,021	14,900	55,584	4,912,609

Total ending allowance balance	$3,466,505	$666,437	$162,372	$34,776	$214,226	$4,544,316

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 3 – LOANS (continued)

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2011 and 2010. The recorded investment in loans includes the unpaid principal balance and unamortized loan origination fees and costs, but excludes accrued interest receivable which is not considered to be material.

	Commercial Real Estate	Commercial Business	Residential Mortgages	Consumer	Unallocated	Total
December 31, 2011
Allowance for loan losses
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$568,235	$729	$0	$0	$0	$568,964
Collectively evaluated for impairment	1,724,421	495,235	117,182	42,039	62,068	2,440,945

Total ending allowance balance	$2,292,656	$495,964	$117,182	$42,039	$62,068	$3,009,909

Loans
Loans individually evaluated for impairment	$6,257,562	$157,991	$324,066	$0	$0	$6,739,619
Loans collectively evaluated for impairment	93,663,246	24,410,459	13,225,778	5,578,327	0	136,877,810

Total ending loans balance	$99,920,808	$24,568,450	$13,549,844	$5,578,327	$0	$143,617,429

December 31, 2010
Allowance for loan losses
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$1,574,734	$101,258	$28,303	$0	$0	$1,704,295
Collectively evaluated for impairment	1,891,771	565,179	134,069	34,776	214,226	2,840,021

Total ending allowance balance	$3,466,505	$666,437	$162,372	$34,776	$214,226	$4,544,316

Loans
Loans individually evaluated for impairment	$8,429,959	$436,289	$292,483	$0	$0	$9,158,731
Loans collectively evaluated for impairment	105,021,200	26,705,251	12,134,684	6,484,928	0	150,346,063

Total ending loans balance	$113,451,159	$27,141,540	$12,427,167	$6,484,928	$0	$159,504,794

NOTE 3 – LOANS (continued)

The following table presents information related to impaired loans by class of loans as of and for the year ended December 31, 2011.

December 31, 2011	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment
With no related allowance recorded:
Commercial real estate	$5,242,788	$4,019,778	$0	$3,914,534
Commercial business	150,164	150,164	0	175,610
Residential mortgage:
Home equity line of credit	239,007	211,960	0	224,615
1-4 family residential	112,106	112,106	0	109,057
Consumer:
Installment	0	0	0	0
Purchased auto loans	0	0	0	0
With an allowance recorded:
Commercial real estate	2,237,784	2,237,784	568,235	2,234,816
Commercial business	7,827	7,827	729	8,786
Residential mortgage:
Home equity line of credit	0	0	0	0
1-4 family residential	0	0	0	0
Consumer:
Installment	0	0	0	0
Purchased auto loans	0	0	0	0

Total	$7,989,676	$6,739,619	$568,964	$6,667,418

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

The recorded investment in loans excludes accrued interest receivable due to immateriality. The unpaid principal balance for purposes of this table includes $1,250,057 that has been partially charged off but not forgiven.

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 3 – LOANS (continued)

The following table presents information related to loans individually evaluated for impairment by class of loans as of December 31, 2010.

December 31, 2010	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:
Commercial real estate	$3,854,343	$3,335,723	$0
Commercial business	334,881	334,881	0
Residential mortgage:
Home equity line of credit	0	0	0
1-4 family residential	51,725	51,725	0
Consumer:
Installment	0	0	0
Purchased auto loans	0	0	0
With an allowance recorded:
Commercial real estate	5,094,236	5,094,236	1,574,734
Commercial business	101,408	101,408	101,258
Residential mortgage:
Home equity line of credit	240,758	240,758	28,303
1-4 family residential	0	0	0
Consumer:
Installment	0	0	0
Purchased auto loans	0	0	0

Total	$9,677,351	$9,158,731	$1,704,295

The recorded investment in loans excludes accrued interest receivable due to immateriality. The unpaid principal balance for purposes of this table includes $518,620 that has been partially charged off but not forgiven.

Interest income recognized during impairment for all periods was immaterial.

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 3 – LOANS (continued)

Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogenous loans that are collectively evaluated for impairment and individually classified impaired loans.

The following table presents the recorded investment in nonaccrual loans and loans past due over 90 days still on accrual by class of loans as of December 31, 2011 and 2010.

	$000,000.00	$000,000.00	$000,000.00	$000,000.00
	Nonaccrual		Loans Past Due Over 90 Days Still Accruing
	2011	2010	2011	2010
Commercial real estate	$4,058,439	$6,866,564	$0	$0
Commercial business	157,991	387,251	0	0
Residential mortgage:
Home equity line of credit	211,960	240,758	0	0
1-4 family residential	112,106	51,725	0	0
Consumer:
Installment	0	0	0	0
Purchased auto loans	0	0	0	8,131

Total	$4,540,496	$7,546,298	$0	$8,131

The following table presents the aging of the recorded investment in past due loans as of December 31, 2011 and 2010 by class of loans.

	$000,000.00	$000,000.00	$000,000.00	$000,000.00	$000,000.00	$000,000.00
December 31, 2011	30 - 59 Days Past Due	60 - 89 Days Past Due	Over 90 Days Past Due	Total Past Due	Not Past Due	Total
Commercial real estate	$370,075	$468,600	$2,549,067	$3,387,742	$96,533,066	$99,920,808
Commercial business	74,959	159,348	63,634	297,941	24,270,509	24,568,450
Residential mortgage:
Home equity line of credit	0	0	211,960	211,960	12,480,037	12,691,997
1-4 family residential	0	110,121	0	110,121	747,726	857,847
Consumer:
Installment	0	0	0	0	4,856,881	4,856,881
Purchased auto loans	561	0	0	561	720,885	721,446

Total	$445,595	$738,069	$2,824,661	$4,008,325	$139,609,104	$143,617,429

December 31, 2010	30 - 59 Days Past Due	60 - 89 Days Past Due	Over 90 Days Past Due	Total Past Due	Not Past Due	Total
Commercial real estate	$244,449	$0	$2,485,133	$2,729,582	$110,721,577	$113,451,159
Commercial business	101,155	54,284	178,978	334,417	26,807,123	27,141,540
Residential mortgage:
Home equity line of credit	0	0	0	0	11,620,756	11,620,756
1-4 family residential	75,653	0	51,725	127,378	679,033	806,411
Consumer:
Installment	0	0	0	0	4,926,165	4,926,165
Purchased auto loans	12,149	0	8,131	20,280	1,538,483	1,558,763

Total	$433,406	$54,284	$2,723,967	$3,211,657	$156,293,137	$159,504,794

Included in loans not past due at December 31, 2011 are $1,270,801 of the $4,540,496 of nonaccrual loans that are current in accordance with their original contractual or modified terms. At December 31, 2010, included in loans not past due are $4,762,168 of the $7,546,298 of nonaccrual loans that are in accordance with their original contractual or modified terms.

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 3 – LOANS (continued)

Troubled Debt Restructurings

Troubled debt restructures are considered impaired and are included in the previous loan disclosures in this footnote.

During the year ended December 31, 2011, the terms of certain loans were modified as troubled debt restructurings. To be considered a troubled debt restructuring, the modification must meet two conditions: 1) a concession has been granted and 2) the borrower is experiencing financial difficulty. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of several factors, including the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification, whether the borrower is able to obtain funds elsewhere, whether the borrower is in the process of declaring bankruptcy and other similar indications of financial challenges. This evaluation is performed under the Company’s internal underwriting policy.

The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; a suspension of principal payments for a specified period effectively extending the term of the loan, or a permanent reduction of the recorded investment in the loan.

Modifications involving a reduction of the stated interest rate of the loan were for periods ranging from 6 months to 10 years. Modifications involving an extension of the maturity date were for periods ranging from 6 months to 10 years.

The following table presents loans by class modified as troubled debt restructurings that occurred during the year ending December 31, 2011:

	$000,000.00	$000,000.00	$000,000.00
	Number of Loans	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
Troubled Debt Restructurings:
Commercial real estate	3	$1,564,789	$1,564,789
Commercial business	0	0	0
Residential mortgage	0	0	0

Total	3	$1,564,789	$1,564,789

The Company has allocated $77,348 and $284,263 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2011 and 2010. There are no commitments to lend additional amounts to borrowers with loans that are classified as troubled debt restructurings at December 31, 2011 or 2010.

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 3 – LOANS (continued)

The troubled debt restructurings described above had no impact on the allowance for loan losses and resulted in charge offs of $510,141 for the twelve months ended December 31, 2011.

The following table presents loans by class modified as troubled debt restructurings for which there was a payment default within twelve months following the modification during the year ended December 31, 2011.

	Number of Loans	Recorded Investment
Troubled Debt Restructurings:
Commercial real estate	2	$968,033
Commercial business	0	0
Residential mortgage	0	0

Total	2	$968,033

A loan is generally considered to be in payment default once it is 30 days contractually past due under the modified terms.

As of December 31, 2011, the loans considered to be in default of their terms as described above have resulted in additional charge offs of $510,141.

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

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 3 – LOANS (continued)

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

As of December 31, 2011 and 2010, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

December 31, 2011	Pass	Special Mention	Substandard	Doubtful	Not Rated	Total
Commercial real estate	$81,002,951	$8,093,789	$10,824,068	$0	$0	$99,920,808
Commercial business	22,767,800	925,810	874,840	0	0	24,568,450
Residential mortgage:
Home equity line of credit	0	199,139	603,257	0	11,889,601	12,691,997
1-4 family residential	0	0	112,106	0	745,741	857,847
Consumer:
Installment	0	48,224	0	0	4,808,657	4,856,881
Purchased auto loans	0	0	0	0	721,446	721,446

Total	$103,770,751	$9,266,962	$12,414,271	$0	$18,165,445	$143,617,429

December 31, 2010	Pass	Special Mention	Substandard	Doubtful	Not Rated	Total
Commercial real estate	$85,034,950	$10,717,741	$17,698,468	$0	$0	$113,451,159
Commercial business	24,023,215	1,229,339	1,888,986	0	0	27,141,540
Residential mortgage:
Home equity line of credit	0	73,250	709,912	0	10,837,594	11,620,756
1-4 family residential	0	0	51,725	0	754,686	806,411
Consumer:
Installment	0	0	0	0	4,926,165	4,926,165
Purchased auto loans	0	0	0	0	1,558,763	1,558,763

Total	$109,058,165	$12,020,330	$20,349,091	$0	$18,077,208	$159,504,794

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 3 – LOANS (Continued)

The Company considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential and consumer loan classes, the Company also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity.

The following table presents the recorded investment in residential and consumer loans based on payment activity as of December 31, 2011 and 2010.

	Residential mortgage		Consumer
December 31, 2011	Home equity lines of credit	1-4 family residential	Installment	Purchased auto loans
Performing	$12,480,037	$745,741	$4,856,881	$721,446
Nonperforming	211,960	112,106	0	0

Total	$12,691,997	$857,847	$4,856,881	$721,446

	Residential mortgage		Consumer
December 31, 2010	Home equity lines of credit	1-4 family residential	Installment	Purchased auto loans
Performing	$11,379,998	$754,686	$4,926,165	$1,550,632
Nonperforming	240,758	51,725	0	8,131

Total	$11,620,756	$806,411	$4,926,165	$1,558,763

The Company has no loans considered to be subprime.

NOTE 4 – REAL ESTATE OWNED

The Company had other real estate owned of $1,048,824 at December 31, 2011, consisting of two commercial properties previously acquired and one residential property added during 2011. In 2011, rental income from other real estate owned was $67,400, while related expenses were $101,844. In 2011, the Company recognized a loss of $23,562 on the value of real estate owned. At December 31, 2010, other real estate owned totaled $991,450 and consisted of two commercial properties. Rental income for 2010 was $73,005 and related expenses were $33,831.

NOTE 5 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 5 – FAIR VALUE (continued)

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

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 5 – FAIR VALUE (continued)

Assets and liabilities measured at fair value are summarized below:

	Fair Value Measurements Using
December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets and liabilities measured at fair value
On a recurring basis
Investment securities available for sale
U.S. Treasury and federal agency	$0	$1,522,673	$0
Mortgage-backed residential
Guaranteed by GNMA	0	4,634,914	0
Issued by FHLMC	0	1,352,291	0
Issued by FNMA	0	1,354,907	0
Tax free municipal	0	6,102,211	0
Taxable municipal	0	846,035	0
On a nonrecurring basis
Impaired loans
Commercial real estate	0	0	2,189,127
Commercial business	0	0	7,098
Home equity lines of credit	0	0	211,960
Other real estate owned
Commercial real estate	0	0	991,429
Commercial business	0	0	0
Residential mortgages	0	0	57,395

	Fair Value Measurements Using
December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets and liabilities measured at fair value
On a recurring basis
Investment securities available for sale
U.S. Treasury and federal agency	$0	$0	$0
Mortgage-backed residential
Guaranteed by GNMA	0	4,006,313	0
Issued by FHLMC	0	1,637,281	0
Issued by FNMA	0	2,058,455	0
Tax free municipal	0	5,045,478	0
Taxable municipal	0	245,670	0
On a nonrecurring basis
Impaired loans
Commercial real estate	0	0	2,038,206
Commercial business	0	0	150
Home equity lines of credit	0	0	212,455
Other real estate owned	0	0	991,450

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 5 – FAIR VALUE (continued)

Impaired loans that were measured for impairment using the fair value of the collateral for collateral dependent loans had a recorded investment of $2,899,801 with valuation allowances of $491,616 at December 31, 2011. Excluded from the value of impaired loans presented above is $802,117 of loans classified as troubled debt restructurings which are evaluated for impairment using the present value of estimated future cash flows. Included in the value of impaired loans presented above is $1,456,307 of loans that have been charged down to fair value. Impaired loans resulted in an additional provision for loan losses of approximately $289,818 for the year ending December 31, 2011.

Impaired loans that were measured for impairment using the fair value of the collateral for collateral dependent loans had an unpaid principal balance of $3,950,803 with valuation allowance of $1,699,992 at December 31, 2010. Impaired loans resulted in an additional provision for loan losses of approximately $2,417,789 for the year ending December 31, 2010. Excluded from the fair value of impaired loans at December 31, 2010 disclosed above is $1,485,599 of loans classified as troubled debt restructurings which are evaluated for impairment using the present value of estimated future cash flows.

Other real estate owned measured at fair value less cost to sell, had a net carrying amount of $1,048,024 after a direct write-down of $23,562 for 2011. At December 31, 2010, other real estate owned had a net carrying amount of $991,450, after a direct write-down of $76,364 for 2010.

The carrying amounts and estimated fair values of financial instruments, at December 31, 2011 and 2010 are as follows:

	2011		2010
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets
Cash and cash equivalents	$27,692,015	$27,692,000	$14,496,494	$14,496,000
Securities available for sale	15,813,031	15,813,000	12,993,197	12,993,000
Loans, net of allowance	140,607,520	137,021,000	154,960,478	152,301,000
Loans held for sale	516,000	524,000	236,000	241,000
Accrued interest receivable	471,172	471,000	468,759	469,000
Financial liabilities
Demand and savings deposits	(111,531,428)	(111,531,000)	(103,466,486)	(103,466,000)
Time deposits	(60,219,768)	(59,809,000)	(68,172,555)	(67,553,000)
Federal Home Loan Bank advances	(1,500,000)	(1,554,000)	(1,900,000)	(1,934,000)
Accrued interest payable	(47,107)	(47,000)	(76,566)	(77,000)

The methods and assumptions, not previously presented, used to estimate fair value are described as follows:

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

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 6 – PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2011	2010
Leasehold improvements	$1,181,594	$1,181,594
Furniture and equipment	1,138,451	1,129,735

	2,320,045	2,311,329
Less accumulated depreciation	(1,454,184)	(1,281,644)

	$865,861	$1,029,685

The Company leases its facilities and certain equipment under operating leases. Rent expense, excluding assessments for common area maintenance, was $434,104 and $427,742 in 2011 and 2010, respectively. Common area maintenance and utilities were $138,312 and $147,550 in 2011 and 2010, respectively.

At December 31, 2011, the total contractual future minimum rental payments under the facilities leases excluding renewal options that are present are as follows:

2012	$436,137
2013	399,597
2014	135,276

$971,010

NOTE 7 – DEPOSITS

At year-end, total interest-bearing deposits were as follows:

	2011	2010
Interest-bearing demand	$13,414,665	$11,048,838
Savings	38,878,769	39,019,690
Money market	34,092,280	30,463,427
Time under $100,000	26,583,043	28,641,574
Time $100,000 and over	33,636,725	39,530,981

	$146,605,482	$148,704,510

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 7 – DEPOSITS (continued)

Scheduled maturities of time deposits are as follows:

2012	$31,792,698
2013	13,669,268
2014	7,541,665
2015	4,410,206
2016	2,805,931

$60,219,768

Deposits of $100,000 or more were $97,294,490 and $100,141,397 at year-end 2011 and 2010, respectively.

At year-end 2011 and 2010, there were $14,461,513 and $14,381,385, respectively, in national market certificates of deposit, primarily in amounts below the FDIC insurance thresholds. In addition, at year-end 2011 and 2010, there were $6,317,020 and $11,723,652, respectively, in Certificate of Deposit Account Registry Service (“CDARS”) program reciprocal deposits.

NOTE 8 — FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

Advances from the Federal Home Loan Bank at year-end were as follows:

	Rate or Range of Rates	Effective Rate	Average Rate	2011	2010
Fixed-rate advances:
Maturing March 2011	3.06%	3.06%	3.06%	0	400,000
Maturing June 2011	3.65%	3.65%	3.65%	0	1,000,000
Maturing March 2012 [a]	3.50%	3.50%	3.50%	0	300,000
Maturing March 2013 [a]	3.75%	3.75%	3.75%	0	200,000
Maturing February 2014	0.79%	1.63%	1.63%	300,000	0
Maturing March 2015	1.92%	1.92%	1.92%	1,000,000	0
Maturing February 2016	1.52%	2.77%	2.77%	200,000	0

				1,500,000	1,900,000

[a]	Advances were restructured to reduce rates and extend maturity dates

There were no variable-rate advances at December 31, 2011 or 2010. Interest is payable monthly, and the principal is due at maturity, with prepayment penalties for early payment. The advances are collateralized by $45,921,000 of loans and $487,800 of FHLB stock under a blanket lien agreement. As of December 31, 2011, the Company’s available borrowing capacity with the FHLB was $17,335,000 subject to the acquisition of additional shares of FHLB stock.

The Company has a $2,000,000 line of credit agreement with another financial institution to obtain funding to provide capital to the Bank as needed. The interest rate on the line is variable, at 50 basis points above the prime rate or LIBOR plus 3.00%, at the Company’s option at the time the line is drawn. The line is secured by 100% of the stock of the Bank. In September 2010, the line was renewed and modified, with a maturity of July 1, 2012. Further modifications were made in 2011 to eliminate certain covenants and modify others. There was no balance outstanding on this line at December 31, 2011 or 2010. There were no borrowings against the line of credit during 2011 or 2010.

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 8 – FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS (Continued)

There are certain covenants on the line relating to the Company’s and the Bank’s operating performance, asset quality and capital status. The covenant relating to capital was reduced from a minimum of $18.5 million to $17.0 million and the covenant relating to the ratio of nonperforming loans to total assets was eliminated effective with the Tenth Amendment dated March 31, 2011. As of December 31, 2011, the Company and Bank were in compliance with all covenants. As of December 31, 2010, the Company and Bank were not in compliance with certain covenants which were waived in the Tenth Amendment and Waiver dated March 31, 2011. The Bank’s ratio of nonperforming loans to total assets was 3.94% at December 31, 2010, above the covenant of 2.00% or less. Additionally, the Bank was required to have annual net income of at least $200,000, which was not met due to the significant provision for loan losses in 2010. Finally, the Company was required to have total capital of at least $18.5 million. The Company’s total capital was $17.3 million.

The Company also has the ability to borrow under various other credit facilities that totaled $4,895,000 at December 31, 2011. Of this amount, $1,000,000 is available for short-term borrowing under an unsecured federal funds line through a correspondent bank at overnight borrowing rates and $3,895,000 is available from a correspondent bank secured by a portion of the Company’s securities.

NOTE 9 – EMPLOYEE BENEFITS

The Company has a 401(k) Retirement Plan that covers substantially all employees and allows eligible employees to contribute up to 85% of their compensation subject to maximum statutory limitations. Under the Plan, the Company is permitted to make discretionary profit sharing or matching contributions to the Plan. During 2011 and 2010, the Company matched eligible contributions of each participating employee’s compensation, resulting in expense of $47,688 and $46,651, respectively.

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

The accrued liability for this plan at December 31, 2011 was $353,670 and the related expense for 2011 was $60,573. At December 31, 2010, the accrued liability for this plan was $293,097 and the related expense for 2010 was $16,949.

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

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 9 – EMPLOYEE BENEFITS (continued)

The Company recorded income of $100,935 and $99,996 for 2011 and 2010 from its life insurance policies. The cash surrender value of the insurance policies was $2,535,119 and $2,424,183 at December 31, 2011 and 2010, respectively.

NOTE 10 – INCOME TAXES

Income tax expense (benefit) was as follows:

	2011	2010
Current	$0	$(284,241)
Deferred	409,736	(812,510)

Total income tax expense (benefit)	$409,736	$(1,096,751)

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all periods presented to income before income taxes as a result of the following for the periods ended December 31:

	2011	2010
Income tax at statutory rate	$497,432	$(1,024,257)
Tax exempt income	(58,283)	(58,023)
Income from life insurance contracts	(34,318)	(33,999)
Other, net	4,905	19,528

	$409,736	$(1,096,751)

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 10 – INCOME TAXES (Continued)

The components of the net deferred tax asset (liability) as of December 31 are as follows:

	2011	2010
Deferred tax assets:
Bad debt deduction	$726,783	$1,318,592
Deferred loan fees and costs	11,661	20,430
Deferred and accrued compensation	120,248	99,653
Accrued expenses	0	519
Stock option expense	48,863	48,625
Nonaccrual loan interest income	74,647	45,063
Depreciation	20,350	0
Deferred income	41,798	27,617
OREO writedowns	27,073	19,062
Tax credit carryforwards	81,027	85,827
Net operating loss carryforward	76,640	0
Other	7,555	3,224

	1,236,645	1,668,612
Deferred tax liabilities:
Unrealized gain on securities available for sale	(204,866)	(107,606)
Prepaid expenses	(20,751)	(40,537)
FHLB stock dividends	(27,710)	(27,710)
Depreciation	0	(10,093)

	(253,327)	(185,946)

Net deferred tax asset	$983,318	$1,482,666

As of December 31, 2011, the Company had net operating losses of $225,413 which will expire if unused by 2031. The Company had Alternative Minimum Tax (AMT) tax credit carryforwards of $81,027, which do not expire.

For the years ended December 31, 2011 and 2010, management has concluded that no valuation allowance was necessary on deferred tax assets as it believes it is more likely than not that the deferred tax assets will be realized.

At December 31, 2011 and 2010, the Company had no ASC 740-10 unrecognized tax benefits or accrued interest and penalties recorded. The Company does not expect the amount of unrecognized tax benefits to significantly increase within the next twelve months. The Company recognizes interest and penalties as a component of income tax expense. No expense was recorded for interest or penalties for 2011 or 2010. No amounts were accrued for interest or penalties at December 31, 2011 or 2010.

The Company and its subsidiary are subject to U.S. federal income tax as well as income tax in the state of Ohio for Western Reserve Bancorp. The Bank is subject to tax in Ohio based upon its net worth. The Company is no longer subject to examination by taxing authorities for years prior to 2008.

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 11 – RELATED PARTIES

Loans to principal officers, directors, and their affiliates during 2011 were as follows:

Beginning balance	$1,908,356
New loans and draws on lines of credit	365,076
Effect of changes in composition of related parties	(68,747)
Repayments	(49,554)

Ending balance	$2,155,131

Deposits from principal officers, directors and their affiliates at year-end 2011 and 2010 were $4,715,613 and $4,502,774, respectively.

NOTE 12 – STOCK BASED COMPENSATION

The Western Reserve Bancorp, Inc. 1998 Stock Option Plan as amended (the “Plan”) provided the Board with the authority to compensate directors, officers and employees with stock option awards for their services to the Company for a ten-year period that ended in 2008 and, accordingly, there were no options available to be awarded under the plan in 2011 or 2010. Options granted under the Plan are designated as non-qualified stock options meaning that they will not be designated as incentive stock options meeting the requirements of Section 422 of the Internal Revenue Code of 1986, as amended.

A summary of the activity in the plan for 2011 is as follows:

	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	98,137	$18.65
Forfeited	(500)	28.00
Exercised	0	0.00
Granted	0	0.00

Options outstanding, end of year	97,637	$18.60

Options exercisable, end of year	97,637	$18.60

Intrinsic value is defined as the excess of the market price of the Company’s stock as of December 31, 2011 over the exercise price of the option. The aggregate intrinsic value of all options outstanding and exercisable at December 31, 2011 was zero.

The maximum option term is ten years, and options granted after 2004 generally vested 100% after five years while options granted before 2005 vested over three years. The Company is recognizing compensation expense on a straight-line basis over the vesting period for options awarded but not vested. Compensation expense for 2011 was $698 and for 2010 was $1,426. The related tax benefit was not material. Additionally, in the first quarter of 2010, the Company recognized $35,035 in director compensation expense related to a five-year extension of the option terms for 41,500 options that would have expired in 2010 and 2011. The related income tax benefit was $11,912.

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 12 – STOCK BASED COMPENSATION (continued)

The fair value of the modified options was determined using the following assumptions as of the modification date.

	2010
Risk free interest rate	2.42%	to	2.79%
Expected option life (years)	5	to	6
Expected stock price volatility	22.90%	to	24.40%
Dividend yield	0.00%

Options outstanding at year-end 2011 were as follows:

Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (years)	Number	Weighted Average Exercise Price
$16.00 - $19.99	74,366	2.50	74,366	$16.70
$20.00 - $23.99	10,625	4.10	10,625	20.05
$24.00 - $31.99	8,639	2.00	8,639	27.03
$32.00	4,007	1.80	4,007	32.00

	97,637	2.60	97,637	$18.60

The weighted average remaining contractual life of exercisable options as of December 31, 2011 was 2.6 years. No options were exercised in 2011 or 2010. All outstanding options are fully vested.

NOTE 13 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

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

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 13 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES (continued)

The contractual amounts of loan commitments were as follows at year-end:

	2011		2010
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to extend credit (net of participations)	$2,022,000	$2,900,000	$314,000	$2,697,000
Unused home equity and overdraft lines of credit	0	12,025,000	0	10,949,000
Unused commercial lines of credit	71,000	18,487,000	1,930,000	18,323,000

The Company had standby letters of credit totaling $1,021,000 and loans sold with recourse of $99,276 at December 31, 2011. There were standby letters of credit totaling $1,021,000 and loans sold with recourse of $105,000 at December 31, 2010.

Commitments to make loans are generally made for periods of one year or less. At December 31, 2011, the fixed rate loan commitment has an interest rate 5.95% and a maturity of approximately five years.

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

If a loss on an individual loan is in excess of homeowner equity and (if applicable) primary mortgage insurance, funds are withdrawn from the related LRA to cover the shortfall. The Company is eligible to receive LRA funds, net of any losses, beginning in the sixth year from the date a master commitment is fulfilled and ending in the eleventh year or when all of the loans sold under a master commitment have been paid in full. The Company’s LRA totaled $43,300 at December 31, 2011 and $30,158 at December 31, 2010.

For the year ended December 31, 2011, five loans were sold as part of the Mortgage Purchase Program totaling $991,000. During 2010, fourteen loans were sold as part of the Mortgage Purchase Program totaling $2,268,000. There were two residential mortgage loan totaling $516,000 held for sale at December 31, 2011, and one residential mortgage loan totaling $236,000 held for sale at December 31, 2010.

NOTE 14 – REGULATORY CAPITAL MATTERS

The payment of dividends by the Bank to the Company is subject to restrictions by its regulatory agencies. These restrictions generally limit dividends to the lesser of its undivided profits or the total of its net income for that year, combined with its retained net income from the preceding two years, as defined. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described below. Due to the net loss in 2010, the Bank will need to earn $777,705 during 2012 before dividends can be paid from the Bank to the Company without prior regulatory approval.

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 14 – REGULATORY CAPITAL MATTERS (continued)

The Bank is subject to regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2011, the Bank met all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications: well-capitalized, adequately-capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If less than well-capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as are asset growth and expansion, and capital restoration plans are required.

During 2011, there was one intercompany transaction between the Bank and the Company that impacted the Bank’s capital ratios. The Bank paid a dividend of $64,036 to the Holding Company to provide cash for the payment of dividends to the U.S. Treasury. During 2010, there were two intercompany transactions between the Bank and the Company that impacted the Bank’s capital ratios. First, $4,000,000 in subordinated debt which qualified as Tier-two regulatory capital was repaid by the Bank to the Holding Company, and second, of the $4,000,000 repaid, the Holding Company contributed $3,500,000 to the Bank as paid-in capital which qualifies as Tier-one regulatory capital.

As of December 31, 2011, $1,177,000 of the Bank’s allowance for loan and lease losses was excluded from the Total Capital calculation due to the includible allowance being limited to 1.25% of risk weighted assets. As of December 31, 2010, $2,513,000 of the Bank’s allowance for loan and lease losses was excluded from the Total Capital calculation.

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 14 – REGULATORY CAPITAL MATTERS (continued)

The Bank’s actual and required capital amounts and ratios at year-end are presented in the following table. At year-end 2011 and 2010, the most recent regulatory notifications categorized the Bank as well-capitalized. Management is not aware of any events since December 31, 2011 that would change the Bank’s capital category.

	Western Reserve Bank		Minimum Required for Capital Adequacy Purposes		Minimum To Be Well Capitalized under Prompt Corrective Action Provisions
December 31, 2011	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to risk-weighted assets	$19,597	13.5%	$11,636	8.0%	$14,545	10.0%

Tier 1 (Core) Capital to risk-weighted assets	17,764	12.2%	5,818	4.0%	8,727	6.0%

Tier 1 (Core) Capital to average assets	17,764	9.1%	7,801	4.0%	9,751	5.0%

December 31, 2010
Total Capital to risk-weighted assets	$18,060	11.3%	$12,766	8.0%	$15,958	10.0%

Tier 1 (Core) Capital to risk-weighted assets	16,029	10.0%	6,383	4.0%	9,575	6.0%

Tier 1 (Core) Capital to average assets	16,029	8.0%	8,017	4.0%	10,021	5.0%

NOTE 15 – PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

Condensed financial information of Western Reserve Bancorp, Inc. follows:

CONDENSED BALANCE SHEETS
	December 31,
	2011	2010
ASSETS
Cash and cash equivalents	$59,931	$331,514
Investment in bank subsidiary	18,161,554	16,923,349
Restricted stock	70,000	70,000
Other assets	90,894	60,537

	$18,382,379	$17,385,400

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other liabilities	$45,886	$48,344
Shareholders’ equity	18,336,493	17,337,056

	$18,382,379	$17,385,400

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 15 – PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (continued)

CONDENSED STATEMENTS OF INCOME
Years ended December 31, 2011 and 2010

	2011	2010
Interest and dividend income	$1,980	$66,320
Dividend from bank subsidiary	64,036	0
Operating expenses	(93,106)	(103,810)

Income (loss) before income tax and undistributed income of bank subsidiary	(27,090)	(37,490)
Income tax benefit	30,983	12,868
Equity in undistributed income (loss) of bank subsidiary	1,049,406	(1,891,147)

Net income (loss)	$1,053,299	$(1,915,769)

Preferred stock dividends and amortization, net	310,799	310,799

Net income (loss) available to common shareholders	$742,500	$(2,226,568)

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2011 and 2010

	2011	2010
Cash flow from operating activities
Net income (loss)	$1,053,299	$(1,915,769)
Stock based compensation	698	36,461
Equity in undistributed income of bank subsidiary	(1,049,406)	1,891,147
Change in other assets and liabilities	(32,814)	(16,557)

Net cash flows from operating activities	(28,223)	(4,718)
Cash flows from investing activities
Net (increase) decrease in loans to subsidiary	0	4,000,000
Investment in bank subsidiary	0	(3,500,000)

Net cash flows from investing activities	0	500,000
Cash flow from financing activities
Dividends on preferred stock	(256,150)	(256,150)
Proceeds from issuance of common stock under Employee Stock Purchase Plan	12,790	13,551

Net cash flows from financing activities	(243,360)	(242,599)

Change in cash and cash equivalents	(271,583)	252,683
Cash and cash equivalents at beginning of year	331,514	78,831

Cash and cash equivalents at end of year	$59,931	$331,514

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 16 – EARNINGS (LOSS) PER COMMON SHARE

The factors used in the earnings (loss) per common share computation were as follows:

	Years ended December 31,
	2011	2010
Numerator:
Net income (loss)	$1,053,299	$(1,915,769)
Less: Preferred stock dividends and amortization, net	(310,799)	(310,799)

Net income (loss) available to common shareholders	$742,500	$(2,226,568)

Denominator:
Denominator for basic earnings per share available to common shareholders-weighted average shares	586,517	585,283
Effect of dilutive shares:
Nonqualified stock options	0	0

Denominator for diluted earnings per share available to common shareholders	586,517	585,283

Basic earnings (loss) per common share	$1.27	$(3.80)

Diluted earnings (loss) per common share	$1.27	$(3.80)

Stock options not considered in computing diluted earnings per common share because they were antidilutive	97,637	98,137

NOTE 17 – OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and the related tax effects were as follows:

	2011	2010
Unrealized holding gains (losses) on available for sale securities arising during the period	$289,996	$(36,935)
Reclassification adjustment for gains realized in income	(3,934)	0

Net unrealized gains (losses)	286,062	(36,935)
Tax effect	(97,262)	12,558

Net-of-tax amount	$188,800	$(24,377)

NOTE 18 – PREFERRED STOCK

On May 15, 2009, as part of the Troubled Asset Relief Program (“TARP”) Capital Purchase Program, the Company entered into a Letter Agreement and Securities Purchase Agreement (collectively, the “Purchase Agreement”) with the United States Department of the Treasury (“U.S. Treasury”), pursuant to which the Company sold 4,700 shares of newly authorized Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.00 per share and liquidation value $1,000 per share (the “Series A Preferred Stock”) and also issued warrants (the “Warrants”) to the U.S. Treasury to acquire an additional $235,000 of Fixed Rate Cumulative Perpetual Preferred Stock, Series B par value $0.00 per share and

(continued)

WESTERN RESERVE BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 18 – PREFERRED STOCK (continued)

liquidation value $1,000 per share (the “Series B Preferred Stock”) for an aggregate purchase price of $4,700,000 in cash. Subsequent to closing, the U.S. Treasury exercised the Warrants and the Company issued 235 shares of the Series B Preferred Stock. The Company capitalized $38,244 in issuance costs.

The Series A Preferred Stock will pay cumulative dividends at a rate of 5.00% per annum for the first five years, and 9.00% per annum thereafter. The Series B Preferred Stock will pay cumulative dividends at a rate of 9.00% per annum. The Company may redeem the Series A or Series B Preferred Stock at any time subject to the approval of its primary regulator. Neither the Series A nor the Series B Preferred Stock is subject to any contractual restrictions on transfer, except that the U.S. Treasury or any of its transferees may not effect any transfer that, as a result of such transfer, would require the Company to become subject to the periodic reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

(continued)

WESTERN RESERVE BANCORP, INC.

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

As of December 31, 2011 and 2010, and for the Years then Ended

($000’s except per share data)	2011	2010
Balance Sheet Data:
Total assets	$192,530	$191,564
Securities available for sale	15,813	12,993
Total loans	143,617	159,505
Allowance for loan losses	3,010	4,544
Total deposits	171,751	171,639
Shareholders’ equity	18,336	17,337

Income Statement Data:
Total interest income	$8,506	$9,058
Total interest expense	1,669	2,208

Net interest income	6,837	6,850
Provision for loan losses	312	4,913

Net interest income after provision for loan losses	6,525	1,937
Noninterest income	529	637
Noninterest expense	5,591	5,587

Income (loss) before income tax	1,463	(3,013)
Income tax expense (benefit)	410	(1,097)

Net income (loss)	$1,053	$(1,916)
Preferred stock dividends and amortization, net	311	311

Net income (loss) available to common shareholders	$742	$(2,227)

Per Share Data:
Basic income (loss) per common share	$1.27	$(3.80)
Diluted income (loss) per common share	1.27	(3.80)
Tangible common equity per common share at year-end [1]	23.05	21.48
Cash dividends per common share	n/a	n/a
Average shares used in basic income per share calculations	586,517	585,283
Average shares used in diluted income per share calculations	586,517	585,283

Operating Ratios:
Total loans to total deposits	83.62%	92.93%
Total shareholders’ equity to total assets	9.52%	9.05%
Average shareholders’ equity to average assets	9.45%	9.11%
Return on average equity	5.83%	-10.10%
Return on average assets	0.55%	-0.92%
Dividend payout ratio	n/a	n/a
Allowance for loan losses to total loans	2.10%	2.85%
Average assets	$191,081	$208,103
Average shareholders’ equity	18,055	18,967

[1]	Shareholders’ equity less preferred stock divided by the number of common shares outstanding at year-end.

WESTERN RESERVE BANCORP, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

In the following section, management presents an analysis of the financial condition and results of operations of Western Reserve Bancorp, Inc. (the “Company”) as of and for the years ended December 31, 2011 and 2010. This discussion is intended to provide a more comprehensive review of the operating results and financial condition than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this report.

The Company’s net income for 2011 was $1,053,000, compared to a net loss of ($1,916,000) for 2010, representing an increase of $2,969,000. Income before income taxes was $1,463,000, compared to a loss before taxes of ($3,013,000) in 2010, an increase of $4,476,000. The increase in 2011 was attributable to a decrease of $4,601,000 in the provision for loan losses, partially offset by lower noninterest income. Net interest income and noninterest expense were essentially unchanged. Net income (loss) available to common shareholders is net income (loss) reduced by preferred stock dividends and net amortization, and was $743,000 in 2011 and ($2,227,000) in 2010.

Loans decreased by $14,353,000, or 9.3% in 2011, while deposits increased $112,000, or less than one-tenth of one percent, during the same period. The decrease in loans was part of a deliberate strategy begun by management in mid-2010 to reduce the size of the loan portfolio in relation to its capital base. The excess funds were used to increase the cash position, purchase investment securities and repay Federal Home Loan Bank (FHLB) borrowings. Cash and cash equivalents increased $13,196,000 during the period, to $27,692,000 at December 31, 2011. Non-interest bearing deposits increased by $2,211,000 while interest bearing deposits decreased by $2,099,000.

FINANCIAL CONDITION

Total assets at December 31, 2011, were $192,530,000, an increase of $966,000 or 0.5% from $191,564,000 at year-end 2010. Although the increase in total assets was not material, the composition of the balance sheet changed significantly in response to the strategies in place during the year. As loans paid off throughout 2011, the proceeds were used to purchase securities and increase cash balances. In addition, maturing national market and other non-core certificates were allowed to run off to reduce higher cost deposits that were not needed to fund loans, and lower-cost core deposits (checking, savings and local certificates of deposit) continued to increase.

SECURITIES

The Company invests in securities of U.S. Treasury and government-sponsored enterprises, mortgage-backed securities and municipal securities, all of which are classified as available-for-sale at December 31, 2011. At year-end 2011, the portfolio totaled $15,813,000, of which 46.4% was mortgage-backed securities, 44.0% was municipal securities and 9.6% was U.S. government agency securities. During 2011, principal payments of $1,697,000 on mortgage-backed securities were received. Securities totaling $245,000 matured, $600,000 were called and $690,000 were sold. In addition, during 2011, the Company purchased $1,513,000 of U.S. Government agency securities, $1,788,000 of mortgage-backed securities, $1,927,000 of tax-free municipal securities and $576,000 of taxable municipal securities. The securities portfolio provides liquidity at a higher yield than the rate earned on overnight Federal funds sold or other short-term instruments. Securities in the portfolio may also be used as collateral for public funds deposits and, at year-end 2011, $9,392,000 of securities were pledged to secure public deposits.

WESTERN RESERVE BANCORP, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

LOANS

The Company’s primary lending focus is making commercial loans to small businesses in its primary market area which includes Medina, Cuyahoga and contiguous counties. Throughout the first half of 2009, the Company continued to make loans to well-qualified borrowers, but as the economy continued to struggle, loan demand decreased dramatically, and the Company’s business customers were experiencing increasing financial pressures as well. From mid-2010 through most of 2011, the Company’s seasoned commercial lenders worked actively with borrowers whose loans were showing signs of stress to help to reduce nonperforming loans and minimize losses until the economy began to recover. Management believes this approach was successful, as evidenced by the 39.8% reduction in nonaccrual loans from $7,546,000 at December 31, 2010 to $4,540,000 at year-end 2011, as illustrated in Note 3.

Total loans, before the allowance for loan losses, decreased $15,887,000, or 10.0%, in 2011 to $143,617,000 at year-end. Commercial business loans decreased $2,573,000. Commercial real estate loans decreased $13,530,000. The decline in commercial business loans and commercial real estate loans was offset in part by growth of $1,123,000 in residential loans, primarily in home equity lines of credit.

Of the total loans at December 31, 2011, approximately $100.0 million or 69.6% are at a variable rate of interest, and $43.6 million or 30.4% are fixed rate. Of the total loans, $93.4 million, or 65.0% mature or are able to be repriced within twelve months. Only $5.0 million or 3.5% of total loans mature or reprice in more than five years. This should benefit the Company’s net interest margin at such time as interest rates begin to increase.

The Company’s loan-to-deposit ratio was 83.6% at December 31, 2011, compared to 92.9% at December 31, 2010. The Company’s net loan-to-assets ratio decreased to 73.0% at December 31, 2011 compared to 80.9% at December 31, 2010. Management anticipates that the loan-to-deposit ratio for 2012 will remain in the range of 80% to 90% and the loan-to-assets ratio will remain in the range of 70% to 80%.

The Company participates in the Federal Home Loan Bank of Cincinnati’s Mortgage Purchase Program which provides the Company the ability to sell conventional mortgage loans in the secondary market with the option to retain the servicing or sell the servicing rights to a third party servicer. The Company sells the servicing rights of loans sold through the program. The program is structured whereby the Company enters into an arrangement to deliver up to $2.0 million under a master commitment within a nine-month timeframe. The program also utilizes a Lender Risk Account (LRA) which is funded from the proceeds of individual mortgages sold. Refer to Note 13 of the consolidated financial statements for more information regarding the Federal Home Loan Bank of Cincinnati’s Mortgage Purchase Program.

OTHER REAL ESTATE OWNED

At December 31, 2011, the Company’s other real estate owned (OREO) totaled $1,049,000 and consisted of two commercial and one residential real estate properties. This amount represents the fair value of each property reduced by management’s estimate of anticipated costs to market and sell the property. The Company has independent appraisals on each of its OREO properties performed at the time of acquisition as well as on an annual basis by an outside appraiser in conformance with USPAP standards. The Company adjusts the carrying values (net of costs to sell) accordingly. If the condition of a property or the market were to change significantly, the Company would determine whether an updated valuation was needed on a more frequent basis. During 2011, one residential property with a fair value less costs to sell of $81,000 was added. For the year, the Company recorded write-downs totaling $24,000 on the properties. Rental income for the year was $67,000 and expenses related to the properties were $102,000.

WESTERN RESERVE BANCORP, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

One of the commercial properties is an 18,750 square foot industrial office/warehouse building that was subject to two leases, one short-term and one longer-term, at the time the property was taken into the Company’s OREO portfolio. The short-term lease is month-to-month. The other lease, with an initial expiration date of January 31, 2012 and two (2) one-year option periods, was renegotiated during the fourth quarter of 2011 as a month-to-month lease, minimizing any impediments to the marketing of the property. The property was listed for sale with a real estate broker during the first quarter of 2012.

The other commercial property is an 8,578 square foot one-story retail building currently subject to a month-to-month lease. The original three-year lease with an option to purchase expired on February 28, 2012. Since the tenant elected not to purchase the property, the Company has listed it with a real estate broker.

It is expected that these commercial properties could take up to 12-18 months to market and sell.

The residential property was sold during the first quarter of 2012, with net proceeds approximating the carrying value.

The Company had Other Real Estate Owned of $991,450 at December 31, 2010. In 2010, rental income from other real estate owned was $73,000, while related expenses were $34,000. In 2010, the Company recognized a loss of $76,000 on the value of OREO.

ACCRUED INTEREST RECEIVABLE AND OTHER ASSETS

Accrued interest receivable and other assets declined $687,000 to $2,152,000 at year-end 2011. The difference was primarily due to a $560,000 decrease in the Company’s deferred tax asset. Refer to Note 10 for further information.

DEPOSITS AND OTHER FUNDING SOURCES

Total deposits increased by $112,000, or less than one-tenth of one percent, to $171,751,000 at December 31, 2011, compared to $171,639,000 at December 31, 2010.

	December 31, 2011		December 31, 2010
	Amount	Percent of Portfolio	Amount	Percent of Portfolio
Noninterest bearing demand deposits	$25,146,000	14.7%	$22,934,000	13.4%
Interest-bearing NOW accounts	13,415,000	7.8%	11,049,000	6.4%
Savings and money market accounts	72,971,000	42.5%	69,483,000	40.5%
Certificates of deposit (CDs)	52,094,000	30.3%	59,625,000	34.7%
Individual Retirement Arrangements	8,125,000	4.7%	8,548,000	5.0%

Total Deposits	$171,751,000	100.0%	$171,639,000	100.0%

The mix of deposits improved during 2011, with increases in noninterest-bearing demand, interest-bearing demand, and savings and money market accounts. Substantially all of the decrease was in higher-cost CDs and IRAs, which declined from 39.7% of total deposits to 35.0%. Most of the decreases in certificates were certain CDARS CDs that the Company considered “non-core.”As of December 31, 2011, the Company had $14,462,000 of national market CDs, up slightly from $14,381,000 at the prior year end. National market CDs are primarily from other banks and credit unions, generally in amounts below the FDIC insurance threshold, with terms as of December 31, 2011 ranging from one year to five

WESTERN RESERVE BANCORP, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

years, and rates ranging from 0.70% to 4.90%. As of year-end 2011, the weighted average rate of these CDs was 2.03%, and the weighted average remaining maturity was 24.7 months. Although management believes these CDs were obtained at market rates at the time they were originated, they may be more vulnerable to price sensitivity than local deposits. As these CDs mature in 2012 and beyond, management intends to either replace them at lower rates for longer terms or allow the funds to run off.

Deposits of $100,000 or more totaled $97,294,000 or 56.7% of total deposits, compared to $100,141,000, or 58.3% of total deposits as of December 31, 2010.

The Company participates in the Certificate of Deposit Account Registry Service (CDARS) program which allows depositors to maintain a deposit relationship with the Bank but place funds in amounts less than the FDIC insurance limit at various banks to maintain deposit insurance. In return, the Bank can receive reciprocal deposits from other institutions participating in the CDARS program. The Bank had $6,317,000 and $11,724,000 of customer funds placed in reciprocal deposits with the CDARS program at December 31, 2011 and 2010, respectively.

The Company obtains additional funding through the Federal Home Loan Bank of Cincinnati (FHLB). As of December 31, 2011 and 2010, the Company had FHLB advances of $1,500,000 and $1,900,000, respectively. During 2011, the Company restructured two advances to extend their maturities to lock in lower rates. Including the effect of the $17,000 prepayment penalty, the effective cost of the $300,000 advance declined from 3.50% to 1.92% and the $200,000 advance decreased from 3.75% to 2.77%. The maturities were extended for 36 and 35 months, respectively.

RESULTS OF OPERATIONS

Consolidated net income was $1,053,000 in 2011, compared to a net loss of ($1,916,000) in 2010, an increase of $2,969,000. Income before income taxes was $1,463,000 in 2011, whereas the loss before income taxes was ($3,013,000) in the prior year. Net income (loss) available to common shareholders was $743,000 and ($2,227,000) in 2011 and 2010, respectively. Basic and diluted income (loss) per common share were both $1.27 for the year ended December 31, 2011 and ($3.80) for the year ended December 31, 2010.

The primary reason for the increase in net income was the significant decrease in the provision for loan losses due to the improvement in the quality of the Company’s loan portfolio. Net interest income and non-interest expense were essentially unchanged, but noninterest income fell 16.9%. For 2010, the provision for loan losses reflected the impact of net charge-offs of $2,685,000, increases in impaired and nonaccrual loans, allocations for increases in classified loans and increases in the factors used to determine the appropriate level of the allowance for loan losses for loans that are not evaluated individually for impairment.

The Company paid $256,000 in dividends on preferred stock in 2011 and 2010. These dividends were related to the preferred stock issued on May 15, 2009 to the U.S. Treasury under the Capital Purchase Program (“CPP”). No dividends were paid on common stock in 2011 or 2010, and the Company does not expect to pay cash dividends in the foreseeable future, due to restrictions on dividend payments resulting from the issuance of preferred stock to the U.S. Treasury under CPP and because the capital is needed to support the Company’s ongoing activities.

WESTERN RESERVE BANCORP, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

NET INTEREST INCOME

Net interest income for 2011 was $6,837,000, a decrease of $13,000 or 0.19% compared to $6,850,000 in 2010. Interest income fell $552,000 due to reduced average balances of interest earning assets, slightly offset by higher yields on loans, and was also minimally offset by increases in income from higher investment portfolio balances. Interest expense decreased by $539,000, due to lower rates on all categories of deposits, as well as decreases in the balances of time deposits.

Following is a table showing the average balances, interest and rates on a fully taxable-equivalent basis of the Company’s interest-earning assets and interest-bearing liabilities as of December 31, 2011 and 2010.

	Year ended December 31, 2011			Year ended December 31, 2010
($ in thousands)	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Interest-earning assets:
Federal funds sold and other short term funds	$15,539	$38	0.24%	$19,779	$49	0.25%
Securities — taxable	7,969	268	3.45%	6,213	256	4.31%
Securities — tax exempt	5,104	265	5.42%	4,973	264	5.54%
Restricted stock	966	47	4.87%	932	45	4.81%
Loans	154,499	7,973	5.16%	168,798	8,527	5.05%

Total interest-earning assets	184,077	8,591	4.68%	200,695	9,141	4.55%
Noninterest earning assets	7,004			7,407

Total assets	$191,081			$208,102

Interest-bearing liabilities:
Transaction accounts (NOW)	$12,589	52	0.41%	$10,313	45	0.44%
Market rate savings accounts	69,531	382	0.55%	74,480	491	0.66%
Time deposits	65,838	1,185	1.80%	80,367	1,587	1.97%
Federal Home Loan Bank advances and other borrowings	1,829	50	2.73%	2,341	85	3.63%

Total interest-bearing liabilities	149,787	1,669	1.11%	167,501	2,208	1.32%
Noninterest-bearing liabilities	23,239			21,634
Shareholders’ equity	18,055			18,967

Total liabilities and shareholders’ equity	$191,081			$208,102

Net interest income		6,922			6,933
Tax equivalent adjustment		(85)			(83)

Net interest income per		$6,837			$6,850

financial statements

Net interest margin
(Net yield on average earning assets)			3.77%			3.45%

The average balance of loans includes nonaccrual loans, which were $5,947,000 in 2011 and $5,360,000 in 2010.

WESTERN RESERVE BANCORP, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table sets forth on a fully taxable-equivalent basis the effect of volume and rate changes on interest income and expense for the periods indicated. For purposes of these tables, changes in interest due to volume and rate were determined as follows:

Volume Variance—change in volume multiplied by the previous year’s rate.

Rate Variance—change in rate multiplied by the previous year’s volume.

Rate/Volume Variance—change in volume multiplied by the change in rate. This variance was allocated to volume variance and rate variance in proportion to the relationship of the absolute dollar amount of the change in each.

	2011 vs. 2010 Increase (Decrease) due to			2010 vs. 2009 Increase (Decrease) due to
($ in thousands)	Volume	Rate	Net	Volume	Rate	Net
Interest income:
Federal funds sold and other short term funds	$(10)	$(1)	$(11)	$9	$(17)	$(8)
Securities - taxable	70	(58)	12	12	(36)	(24)
Securities - tax exempt	7	(6)	1	18	(1)	17
Restricted stock	1	1	2	7	(1)	6
Loans	(734)	180	(554)	663	(322)	341

Total interest-earning assets	(666)	116	(550)	709	(377)	332

Interest expense:
Transaction accounts (NOW)	(10)	3	(7)	(10)	13	3
Market rate savings accounts	31	78	109	(54)	172	118
Time deposits	270	132	402	(210)	594	384
Federal Home Loan Bank advances and other borrowings	16	19	35	69	(1)	68

Total interest-bearing liabilities	307	232	539	(205)	778	573

Change in net interest income	$(359)	$348	$(11)	$504	$401	$905

The net interest margin for 2011 was 3.77%, an increase of 32 basis points over 3.45% in 2010. The improvement in the rate was due to both a higher average rate earned on loans and the lower rates on all categories of deposits.

The average yield on interest earning assets in 2011 was 4.68% compared to 4.55% in 2010. During 2011, the average yield on loans increased 11 basis points to 5.16%, from 5.05% for 2010. This includes loan fees, net of loan costs, of $156,000 in 2011 and $94,000 in 2010, which contributed 0.10% and 0.05% to the net interest margin, respectively. Average yields on taxable securities declined 86 basis points as proceeds from prepayments and sales were primarily reinvested in U.S. Government guaranteed bonds with zero risk weights at current market rates. Proceeds from maturities, calls and sales of tax exempt securities were also reinvested at current rates, which resulted in a 12 basis point decline to 5.42% from 5.54%.

The average cost of interest-bearing funds decreased by 21 basis points during 2011, to 1.11%, down from 1.32% in 2010. The majority of this improvement was the result of the decrease in the cost of time deposits (CDs), which declined 17 basis points, to 1.80% in 2011, from 1.97% in 2010. A significant portion of the Company’s liabilities are Market Rate Savings accounts which were at an average cost of 0.55% in 2011 compared to 0.66% in 2010. The Bank seeks to prices these accounts at tiered rates, at a spread above the national money market fund index while remaining competitive in its markets.

WESTERN RESERVE BANCORP, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

NONINTEREST INCOME

Total noninterest income decreased $108,000, to $529,000 in 2011, from $637,000 in 2010. The decline in 2011 was primarily due to gains on sales of loans, which decreased $103,000 when compared with the prior year. The results for 2010 included $65,000 from the sale of the guaranteed portions of six Small Business Administration (SBA) loans totaling $1,092,000.

The Company participates in the FHLB’s Mortgage Purchase Program as well as other community-bank sponsored programs which provide the Company with the ability to profitably sell newly originated conventional residential mortgages in the secondary market. During 2011, the Company sold five loans totaling $991,000 at a total gain of $20,000. During 2010, the Company sold nineteen loans totaling $3,151,000 with gains of $58,000. The Company does not retain the servicing for loans sold.

Service charges on deposits declined $15,000 to $177,000 from $192,000 in 2010, primarily as a result of the implementation of certain provisions of the Dodd-Frank Act.

The largest component of Other Income is earnings from Bank Owned Life Insurance of $101,000 and $100,000 in 2011 and 2010, respectively. Rental income in 2011 totaled $67,000, compared to $73,000 in 2010. Both of the Company’s Other Real Estate Owned commercial properties are leased. Fee income from ATM programs, the rental of safe deposit boxes, CDARS fees and wire transfer fees contributed $153,000 to noninterest income in 2011, compared to $143,000 in 2010.

NONINTEREST EXPENSE

Total noninterest expense in 2011 was $5,592,000, an increase of $5,000 or less than one-tenth of one percent over the $5,587,000 recorded in 2010. Expenses related to collection activities and other real estate owned was $444,000, an increase of $143,000 or 47.5% over the $301,000 recognized in 2010. Included in this total was $226,000 in legal fees, $112,000 in receiver expenses, $53,000 in property taxes, $22,000 in repairs and $30,000 in appraisal and other expenses.

Professional fees increased $65,000 to $288,000 due to higher costs for required SEC filings and recruiting costs to replace employees lost through attrition in 2010. FDIC insurance declined $75,000 to $303,000 as a result of a new computation method introduced in 2011 which is based on net assets rather than the prior rate structure that was based on total deposits. Data processing expenses declined $50,000 in 2011, as 2010 included the costs of a core data processing conversion that was forced upon the Company as the result of legal action between the Company’s former processor and the company that provided the processor with software and systems.

Directors’ fees decreased $59,000 for 2011 as compared to 2010. Approximately $35,000 in non-recurring expenses were recorded in the first quarter of 2010 to extend stock options that would have expired in 2010. The suspension of the quarterly retainers paid to outside directors reduced fees by $18,000 during the second half of 2010 and by $36,000 for the full year 2011.

WESTERN RESERVE BANCORP, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Included in the category of Other Expense for the years ended December 31 were the following:

	2011	2010
Loan expenses	$91,012	$61,465
Insurance	40,962	34,211
Supplies, printing and postage	60,487	82,562
Travel and entertainment	31,423	69,641
Dues & memberships	29,671	29,269
Telephone	19,091	21,207
Loss on other assets	23,562	76,364
Other	39,358	41,461

	$335,566	$416,180

In 2010, travel and entertainment expense included $39,533 for travel related to the Company’s core data processing conversion. Several company employees traveled to the processor’s locations to receive training on the new systems, and the processor’s staff traveled to the Company before, during and after the conversion for planning, training and support. The balance of loss on other assets includes $24,000 in write-downs on Other Real Estate Owned and other assets during the year, compared to $76,000 in 2010.

Non-interest expense as a percentage of average assets increased to 2.93% in 2011 compared to 2.68% in 2010 and overhead compared to net interest income increased slightly, to 81.8% in 2011 from 81.6% in 2010. The Company’s efficiency ratio also worsened slightly to 75.9% in 2011 from 74.6% in the prior year, due primarily to the decrease in non-interest income from gains on sales of loans. Total assets per full-time equivalent employee decreased to approximately $5,501,000 at December 31, 2011 from $5,634,000 at December 31, 2010 based on 35 full time equivalent employees at year end 2011 and 34 in 2010, but remains significantly above the level of its FRB-defined peer group.

PROVISION AND THE ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses (ALLL) is maintained at a level considered by management to be adequate to cover probable incurred credit losses in the loan portfolio. Management’s determination of the appropriate provision for loan losses and the adequacy of the allowance for loan losses is based on the Company’s historical losses by portfolio segment, adjusted for environmental factors which management believes are representative of the probable expected loss experience of the Company. Other factors considered by management include the composition of the loan portfolio, economic conditions, the creditworthiness of the Company’s borrowers and other related factors. The Company’s loan loss methodology provides larger allowances for loans with risk grades indicating increased risk characteristics.

The methodology is reviewed each quarter by management, and is adjusted according to changes in the risk characteristics of the loan portfolio, environmental factors and expected and historical loss experience. In addition to the regular quarterly revisions, during 2011 management reevaluated the entire calculation and made several changes to the basic assumptions to more accurately weight the impact of the historical loss and environmental factors. When the methodology was initially developed, the Company’s actual recorded losses were relatively small, causing the environmental factors to be more heavily weighted. As the Company experienced more losses from loans to borrowers who were negatively impacted by the economic crisis in 2010 and 2011, it was appropriate to rebalance the factors

WESTERN RESERVE BANCORP, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

to accurately capture the higher loss experience. The time frame over which losses are evaluated was also expanded to encompass more of the recent economic cycle.

During 2010, management worked diligently to identify probable incurred losses and established the necessary reserves based on that determination. As a result, in 2010 the provision for loan losses was $4,913,000 and loans charged off totaled $2,724,000. In 2011, the Company continued to pursue resolution with borrowers, resulting in a reduction of loans graded special mention and substandard of $2,267,000 and $8,421,000, respectively. An additional $2,026,000 was charged off and a provision of $311,000 was recorded. Recoveries of $180,000 and $39,000 were recognized in 2011 and 2010, respectively.

As of year-end 2011, the allowance for loan losses was 2.10% of total loans compared to 2.85% at December 31, 2010. At December 31, 2011, $569,000 or 18.9% of the ALLL was allocated to impaired loan balances individually, compared to $1,704,000 or 37.5% of the total at December 31, 2010. At December 31, 2011, twenty-two loans to seventeen borrowers totaling $4,540,000 were in nonaccrual status, compared to forty-eight loans to twenty borrowers, totaling $7,546,000 the prior year end.

As of December 31, 2011, there were six loans to five borrowers totaling $3,167,000 classified as troubled debt restructurings (TDRs) because a concession had been granted to a borrower experiencing financial difficulty. At December 31, 2010, there were 17 loans to six borrowers totaling $3,179,000 similarly classified. At year-end 2011, four of the loans were performing in accordance with their modified terms. Management believes the allowance for loan losses at December 31, 2011, is adequate to absorb probable incurred losses in the loan portfolio.

LIQUIDITY

Liquidity refers to the ability to fund loan demand, meet deposit customers’ withdrawal needs and provide for operating expenses. Assets available to satisfy those needs include cash and due from other financial institutions, Federal funds sold, interest-bearing deposits in other banks, loans held for sale and available-for-sale securities. These assets are commonly referred to as liquid assets. Liquid assets were $44,021,000 at December 31, 2011, compared to $27,726,000 at the same date in 2010.

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

As summarized in the Statement of Cash Flows, during 2011 the main source of cash flow was the repayment of principal and interest on loans. The primary uses of cash were investing in securities and short-term interest-earning assets and to a lesser extent, repaying FHLB advances.

As of December 31, 2011, Western Reserve Bancorp, Inc. (the parent company) had approximately $60,000 in cash available to meet its obligations, primarily the payment of dividends on preferred stock, subject to prior regulatory approval. Dividends from the Bank are the primary source of cash for the Bancorp.

WESTERN RESERVE BANCORP, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

The Company’s balance sheet “gap” divides interest-bearing assets and liabilities into maturity and repricing categories, and measures the “gap” in each category. From this perspective, at December 31, 2011, the Company was in a nearly matched position in the one-year category, with $118.3 million in assets and $118.2 million in liabilities subject to repricing during the next year. Management has the ability to control the repricing on non-maturity deposits, such as checking and savings accounts. A significant portion of the Company’s liabilities are Market Rate Savings accounts on which the Company generally sets the interest rate based on a national money market index. However, management did not reduce the interest rates paid on Market Rate Savings accounts to the extent indicated by the index because the competitive banking environment in the market areas served during 2011 and 2010 would not have supported such low interest rates.

From an income statement perspective, based on the model utilized by the Company to analyze its interest rate sensitivity, the Company’s net interest income will benefit moderately from an increase in interest rates, since interest income will increase more rapidly than interest expense. The model indicates that if market interest rates were to experience an immediate increase of 100 basis points, the Company’s net interest income would increase by approximately 0.96%. If rates were to immediately increase 200 basis points, net interest income would increase approximately 3.79%, and at 300 basis points, the increase would be approximately 5.45%. Modeling for a 100 basis points decrease in interest rates is not possible, due to the current rate environment. Modeling interest rate sensitivity is highly dependent on numerous assumptions used in the modeling process, and actual changes in interest income and expense may be different than projected.

CAPITAL RESOURCES

Total shareholders’ equity at December 31, 2011 was $18,336,000, compared to $17,337,000 at December 31, 2010. The increase of $999,000 was due to the Company’s net income of $1,053,000 for 2011, an increase of $189,000 in the net unrealized gains on available for sale securities, and proceeds of $13,000 from the Employee Stock Purchase Plan (resulting in 1,052 shares issued), partially offset by dividends on preferred stock of $256,000.

Banking regulators have established minimum capital ratios for banks and bank holding companies. Total risk-based capital is made up of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is total shareholders’ equity less gains on available for sale securities and intangible assets. Tier 2 Capital is the allowance for loan losses (includible up to a maximum of 1.25% of risk-weighted assets), plus the qualifying portion of subordinated debt. Refer to Note 14 in the Company’s consolidated financial statements for a more complete discussion of risk-based capital. The Bank exceeded the applicable minimum regulatory capital requirements at December 31, 2011 and 2010, and was considered to be well-capitalized under the regulatory guidelines. Management intends to maintain the Bank’s well-capitalized status. Restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances, as discussed in Note 14 to the consolidated financial statements.

WESTERN RESERVE BANCORP, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company has grown significantly during its twelve-year history, and continues to consider capital strategies to support its growth and operations. In May, 2009 the Company participated in the U.S. Treasury’s Capital Purchase Program and received $4.7 million in exchange for issuing preferred stock. The Company is considering various alternatives to redeem the CPP preferred stock before the scheduled rate increase in May, 2014. These strategies could include repaying all or part of the funds from the Company’s retained earnings, issuing perpetual preferred stock, commencing a common stock offering, or issuing debt. Under the terms of the Securities Purchase Agreement with the U.S. Treasury, any redemption of the CPP Preferred Stock would require the approval of the Company’s regulators. In early 2012, Treasury announced that the preferred stock may be redeemed in increments of 5% or $100,000, whichever is greater, instead of the 25% that was previously required. For information related to the U.S. Treasury’s Capital Purchase Program, see Note 18 to the consolidated financial statements.

Additionally, the Company has a line of credit through an unaffiliated financial institution with up to $2,000,000 for the purpose of providing additional capital to the Bank as needed. By borrowing against the line of credit and then investing the funds into the Bank as capital, the Company is able to support the Bank’s capital ratios. Traditional capital sources include issuing common or preferred stock or other capital instruments, although the market for these has been volatile in the past several years due to the economic crisis and the subsequent gradual and somewhat fragile recovery.

No cash dividends were declared or paid on the Company’s common stock during the years ended December 31, 2011 and 2010. Management and the Board do not expect the Company to pay cash dividends on common stock in the foreseeable future and believe that the capital that would be used to pay dividends is more effectively invested in the continuing growth and operations of the Company.

As of December 31, 2011, management is not aware of any current recommendations by the banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Company’s liquidity, capital resources or operations.

CRITICAL ACCOUNTING POLICIES

The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and recoveries and decreased by charge offs. Management estimates the level of the provision for loan losses and the allowance balance by considering its historical loss experience, the nature, volume and risk characteristics in the loan portfolio, information about specific borrower circumstances and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off. Loan losses are charged against the allowance when management believes the loan balance cannot be collected. Loan quality is monitored on a monthly basis by management and at least twice annually by an independent third party. The Company’s Board Loan Review Committee, which comprises three independent members of the Company’s Board of Directors, is responsible for reviewing the results of this independent third party assessment and monitoring the credit quality of the loan portfolio, as well as reviewing and approving, on a quarterly basis, the Company’s ALLL methodology and adequacy.

WESTERN RESERVE BANCORP, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS

The following table presents, as of December 31, 2011, significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts, hedge basis adjustments, or other similar adjustments.

Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

($ in thousands)	Note Reference	2012	2013	2014	2015	2016	Thereafter
Deposits without maturity	7	$111,531	$0	$0	$0	$0	$0
Time deposits	7	31,793	13,669	7,542	4,410	2,806	0
FHLB advances and other borrowings	8	0	0	300	1,000	200	0
Operating leases	6	436	400	135	0	0	0

Note 13 to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exist under those agreements. Examples of these commitments and contingencies include commitments to extend credit to borrowers under lines of credit and employment agreements between the Company and certain of its executive officers.

At December 31, 2011, the Company had no unconsolidated, related special purpose entities, nor did it engage in derivatives and hedging contracts, such as interest rate swaps, that may expose it to liabilities greater than the amounts recorded on the consolidated balance sheet. The Company’s investment policy prohibits engaging in derivatives contracts for speculative trading purposes; however, in the future, management may pursue certain contracts, such as interest rate swaps, in the effort to execute a sound and defensive interest rate risk management policy.

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

WESTERN RESERVE BANCORP, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

Edward J. McKeon, President and Chief Executive Officer

Brian K. Harr, Executive Vice President and Chief Lending Officer

Cynthia A. Mahl, Executive Vice President, Chief Financial Officer and Senior Operations Officer

TRANSFER AGENT, REGISTRAR & DIVIDEND AGENT

Illinois Stock Transfer Company

Suite 903, Transfer Department

209 W. Jackson Blvd.

Chicago, IL 60606

www.ilstk.com

(800) 757-5755 or info@ilstk.com

STOCK INFORMATION

The Company’s common stock was held by approximately 480 holders of record as of December 31, 2011. Boenning & Scattergood makes a market in the Company’s shares of stock. Boenning & Scattergood is a Philadelphia-based investment firm that specializes in the research and trading of small and medium sized community bank stocks. The Company’s shares are quoted on the OTC QB® under the symbol WRBO. The quoted price of the Company’s stock is expected to change over time, dependent primarily upon the supply and demand for the shares. Shareholders and other interested parties may contact Thomas L. Dooley at Boenning & Scattergood at 1-866-326-8113 or their broker with any inquiries regarding buying or selling shares of Western Reserve Bancorp, Inc.

ANNUAL REPORT ON FORM 10-K

A copy of the Company’s 2011 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge. To obtain a copy, direct your request to Cynthia A. Mahl, Executive Vice President and CFO, Western Reserve Bancorp, Inc. P.O. Box 585, Medina, OH 44258-0585. You may also access the report at www.sec.gov or through Western Reserve Bank’s web site at www.westernreservebank.com.

ANNUAL MEETING

The Annual Shareholders’ Meeting will be held Thursday, May 17, 2012, at 9:00 a.m. at The Blue Heron Banquet and Conference Center, 3227 Blue Heron Trace, Medina, Ohio 44256. All shareholders are encouraged to attend.

BOARD OF DIRECTORS (1)

P.M. Jones Chairman Western Reserve Bancorp, Inc. and Western Reserve Bank Medina, Ohio	Edward J. McKeon President and Chief Executive Officer Western Reserve Bancorp, Inc. and Western Reserve Bank Medina, Ohio

Roland H. Bauer President and Chief Executive Officer The Cypress Companies Akron, Ohio	R. Hal Nichols Chairman and Manager Austin Associates, LLC Toledo, Ohio

Mark C. J. Davey President and Owner Stress Analysis Services, Inc. Bath, Ohio	Rory H. O’Neil President Quetzal Corp. Westfield Center, Ohio

Ray E. Laribee Attorney Laribee & Hetrick Medina, Ohio	Glenn M. Smith Retired President Smith Bros., Inc. Medina, Ohio

C. Richard Lynham Chairman of the Board and Owner Harbor Castings, Inc. North Canton, Ohio	Thomas A. Tubbs Bank Executive Benefits Consultant Homerville, Ohio

(1)	All are Directors of Western Reserve Bancorp, Inc. and Western Reserve Bank